PROSPECTUS

Nalco Finance Holdings LLC
Nalco Finance Holdings Inc.

$694,000,000 9.0% Senior Discount Notes due 2014

The 9.0% senior discount notes due 2014 will be issued on November 10, 2004 in exchange for the 9.0% senior discount notes due 2014 originally issued on January 21, 2004. The notes will mature on February 1, 2014.

Nalco Finance Holdings LLC and Nalco Finance Holdings Inc., which we refer to collectively as the issuers, may redeem some or all of the notes at any time prior to February 1, 2009, at a price equal to 100% of the accreted value thereof, plus a "make-whole" premium. Thereafter, the issuers may redeem some or all of the notes at the redemption prices described in this prospectus. In addition, on or prior to February 1, 2007, the issuers may redeem up to 35% of the notes with the proceeds from certain equity offerings.

The notes will be the issuers' joint and several unsecured obligations and rank equally with all of the issuers' future senior obligations and senior to the issuers' future subordinated indebtedness. The notes will be effectively subordinated to the issuers' future secured indebtedness to the extent of the assets securing that indebtedness and structurally subordinated to all indebtedness and other obligations of the issuers' subsidiaries, including Nalco Holdings LLC and Nalco Company.

See "Risk Factors" beginning on page 15 for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may be used by Goldman, Sachs & Co., Goldman Sachs International, Spear, Leeds & Kellogg, L.P., The Hull Group, L.L.C. and other affiliates of The Goldman Sachs Group, Inc. in connection with offers and sales of the notes related to market-making transactions in the notes effected from time to time. Such affiliates of The Goldman Sachs Group, Inc. may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

Goldman, Sachs & Co.

The date of this prospectus is October 29, 2004.

You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

MARKET AND INDUSTRY DATA AND FORECASTS

We derived the market and industry data we present in this prospectus from the following sources:

Market Size.    We based the 2003 global market size for water treatment chemicals and services in the industrials and institutional sector on estimates of Kline & Company Inc., Lake View Associates and SRI International for the years 2000, 2001 and 2002. We adjusted these estimates by deducting results for the Paper and Energy Services water treatment chemicals markets based on estimates of Mars & Co. and internal estimates derived from discussion with our sales force and other industry participants. We further adjusted as necessary to reflect that certain of the third party sources included product lines, such as commodity chemicals, which are outside our relevant market.

We based the 2003 global market size for process improvement and water treatment to the petroleum and petrochemical market on our internal estimates for downstream chemical markets and estimates of SRI International and Business Communications Company, Inc. for 2000 and 2002 upstream chemical markets. We adjusted the upstream chemical results by adding results for the production chemicals and drag reducers submarkets and deducting results for the commodity chemical submarket.

We based the 2003 global market size for paper process specialty chemicals and services on estimates of Mars & Co., Kemira (a market participant), SRI International and Business Communications Company, Inc. for the years 1999, 2000 and 2002. We deducted from this market results for certain submarkets in which we do not operate.

We adjusted each of the historical market size estimates from prior years to 2003 by applying an assumed annual growth rate of 2% and by applying actual changes in foreign exchange rates against the U.S. dollar.

Market Share.    We determined our market share and market position in each of the markets based on the sizes of the 2003 markets, our 2003 sales in each of the markets, publicly available information of sales by competitors and our internal estimates of competitors' sales based on discussion with our sales force and other industry participants. We also derived information about our market share and our competitors' market share of the Industrial and Institutional Services market from reports of SRI International and The Freedonia Group, Inc. for 2001 and 2002.

Market Growth.    Our analysis of market growth information reflects historical growth patterns in our market researched by Mars & Co., Environmental Business International, Merrill Lynch, J.P. Morgan and Frost & Sullivan, along with our own historical market trends. The specific forecasts we prepared were primarily based on economic forecasts for general industrial production ("IP") and gross domestic production ("GDP") data through 2007 from Global Insight for different regions in the world and different industrial segments in North America. We believe the Global Insights forecast for GDP and IP were too aggressive on an overall basis and for the specific industrial segments, and adjusted our forecast downward. We also used the Global Insight North American industrial forecasts as a basis for our projections of industrial growth in North America, and extrapolated the Global Insight industrial North American numbers to industries in other regions of the world. We made further adjustments to these regional industrial forecasts in each region and industry based on our internal estimations of competitive pressures (both for us and our customers), pricing activities and other factors specific to the region or the industry.

TRADEMARKS AND SERVICEMARKS

AQUAMAX™, Core Shell™, Fiber NEU™, OptiLux™, ValueLine™, Vantage™, PROSPECSM, ACTRENE®, BIO-MANAGE®, Calgon®, COKELESS®, ELIMIN-OX®, EN/ACT®, ENERCEPT®, ENERSPERSE®, Fiber Brite®, LAZON®, Metrix®, Nalco®, Nalco ACT®, NALMET®, NEOSTAR®, NexGuard®, ODORtech®, PORTA-FEED®, Ultra POSITEK®, Scale-Guard®, SCORPION® II, SheeTracker®, SmartSoft®, STA•BR•EX®, SULFA-CHECK®, SUR-GUARD®, THERMOGAIN®, TRA-CIDE®, TRASAR®, 3D TRASAR®, Tri-ACT®, ULTIMER®, UltraTreat®, ULTRAXOL®, ULTRION® and certain other products and services named in this prospectus are our registered trademarks and servicemarks.

ii

SUMMARY

This summary highlights selected information in this prospectus, but it may not contain all of the information that you should consider before deciding to invest in the notes. You should read this entire prospectus carefully, including the "Risk Factors" section and the financial statements, which are included elsewhere in this prospectus.

All references in this prospectus to "the issuers" mean, unless the context indicates otherwise, Nalco Finance Holdings LLC and Nalco Finance Holdings Inc. and the terms "we," "our" and "us" refer collectively to the issuers and their subsidiaries and affiliates on a consolidated basis, after giving effect to the Transactions described below in this summary. The issuers' subsidiaries include:

•	Nalco Holdings LLC, or Nalco Holdings, and its subsidiaries;

•	Nalco Company (formerly known as Ondeo Nalco Company) and its subsidiaries, which Suez S.A., or Suez, acquired in 1999; and

•	the subsidiaries of Nalco International SAS that we have operated, but that were held separately from Nalco Company, including Nalco Belgium NV/SA (formerly known as Ondeo Nalco Belgium NV/SA), Nalco France (formerly known as Ondeo Nalco France), Nalco (Shanghai) Trading Co. Ltd. (formerly known as Ondeo Nalco (Shanghai) Trading Co. Ltd), Nalco Dutch Holdings B.V., Nalco Portuguesa (Quimica Industrial) Ltd. and Wyss Wassertechnik AG and their subsidiaries. We refer to these subsidiaries as the "Nalco International SAS Subsidiaries" in this prospectus.

However, the issuers' subsidiaries exclude Ondeo Industrial Solutions LLC, a former subsidiary of Nalco Company that was transferred to Suez in connection with the Acquisition described below.

The Issuers

Nalco Finance Holdings LLC was formed on January 14, 2004. Nalco Finance Holdings LLC's only assets are its ownership of 100% of the membership interests of Nalco Holdings LLC and 100% of the capital stock of Nalco Finance Holdings Inc. Nalco Finance Holdings LLC conducts all of its business through Nalco Holdings and its subsidiaries. Nalco Finance Holdings Inc. was incorporated on January 14, 2004. Nalco Finance Holdings Inc. has only nominal assets, does not currently conduct any operations and was formed solely to act as a co-issuer of the senior discount notes. For further information on our corporate structure, see "The Acquisition—Ownership Structure."

Our Company

We are the leading global provider of integrated water treatment and process improvement services, chemicals and equipment programs for industrial and institutional applications. We are organized into three divisions which correspond to the end markets we serve: Industrial and Institutional Services, Energy Services and Paper Services. Our products and services are typically used in water treatment applications to prevent corrosion, contamination and the buildup of harmful deposits, or in production processes to enhance process efficiency and improve our customers' end products.

Through our sales, research and marketing team of more than 6,500 technically trained professionals, we serve more than 60,000 customer locations. We focus on providing our customers with technologically advanced engineered solutions and services. These technologically advanced engineered solutions and services enable our customers to improve their business by increasing production yields, lowering manufacturing costs, extending asset lives and maintaining environmental standards.

The cost of our technologically advanced engineering solutions and services represents a small share of our customers' overall production expense. We believe we offer the broadest product portfolio in our industry, including more than 5,000 products and 3,100 unique formulations.

Our Divisions

	Industrial and Institutional Services	Energy Services	Paper Services
Market Positions	#1 Market Position $5.3 billion global market(1)(2)	#1 Market Position $2.9 billion global market(1)	#2 Market Position $7.1 billion global market(1)
Market Share	19%	25%	9%
2003 Net Sales(3)	$1,315 million(4)	$740 million	$617 million(5)
Representative Markets	• Food and Beverage • Buildings, Hotels, Hospitals • Chemicals, Pharmaceuticals • Manufacturing, Metals, Utilities, Mining	• Exploration • Field Development • Production • Refining • Petrochemical Manufacturing	• Fine Paper • Uncoated Free Sheet • Coated Free Sheet • Newsprint • Tissue • Containerboard

(1)	Approximate market size based on internal estimates and industry publications and surveys. See "Market and Industry Data and Forecasts" and "Industry Overview."

(2)	Industrial and Institutional Services market position and size represents the water treatment and services markets (excluding water treatment and services markets served by the Energy Services and Paper Services divisions), which accounted for approximately 78% of our Industrial and Institutional Services division's net sales in 2003.

(3)	Divisional net sales exclude approximately $95 million of sales not allocated among the divisions.

(4)	Includes approximately $129 million of sales realized in the Pacific region.

(5)	Includes approximately $55 million of sales realized in the Pacific region.

Industrial and Institutional Services

Our Industrial and Institutional Services division provides products and services that are principally utilized in water treatment applications such as raw water treatment, wastewater treatment, cooling programs and boiler treatment programs to control corrosion, the build up of scale and microbial fouling. Customers use our water treatment programs to extend the useful life of their assets, minimize downtime of their facilities and conserve water and energy. We serve companies across a broad spectrum of industries, including aerospace, chemical, pharmaceutical, steel, power, food and beverage, medium and light manufacturing, metalworking and institutions such as hospitals, universities and hotels. Six of our ten largest Industrial and Institutional Services customers in 2003 have been with us for more than ten years.

Energy Services

Our Energy Services division provides on-site, technology driven solutions to the global petroleum and petrochemical industries. In addition, we provide a full range of water treatment offerings to refineries and petrochemical plants. Our upstream process applications improve oil and gas production, extend production equipment life and decrease operating costs through services that include scale and corrosion control, oil and water separation, emulsion breakers and gas hydrate solutions. Our downstream process applications increase production efficiency and the useful lives of customer assets, while improving refining and petrochemical product quality and product yields. Our customers include the fifteen largest publicly traded oil companies. Our ten largest Energy Services customers in 2003 have been with us for more than twenty years.

Paper Services

Our Paper Services division offers a comprehensive portfolio of products and services that are used in all principal steps of the paper-making process and across all grades of paper, including fine paper, uncoated free sheet, coated free sheet, newsprint, tissue and containerboard. Some examples of our product applications include pulp digestion, microbial control, de-inking agents, retention and drainage. In these applications, our products and services help our customers maximize production rates, optimize the quality of finished sheets and minimize down time. Our customers include the 20 largest paper companies in the world, which collectively accounted for approximately 45% of global production capacity in the paper industry in 2002. Eight of our ten largest Paper Services customers in 2003 have been with us for more than ten years.

Competitive Strengths

We have benefited from the following competitive strengths:

Leading Market Positions.    We are the #1 provider of water treatment services to industrial and institutional end markets. We are also a leading provider of integrated water treatment and process improvement services, maintaining the #1 position in the petroleum and petrochemical markets and the #2 position in the pulp and paper market.

Diverse Customers and Industries Served.    We provide products and services to more than 60,000 customer locations across a broad range of industries and institutions. Our customers include over 60% of the companies that comprise the S&P 500 index. In 2003, no single customer accounted for more than 3% of our net sales. Our business is also diversified geographically. In 2003, 51% of total sales were in North America, 31% in Europe, Africa and the Middle East, 7% in Latin America and 11% in the Pacific region. We believe this diversification minimizes the potential impact of volatility from any one customer, industry or geographic area.

Global Reach.    We have a direct sales and marketing presence in 130 countries across six continents. This enables us to provide a consistently high level of service to local, regional and multinational customers. We believe our global presence offers us a competitive advantage in meeting the global needs of our multinational customers, which are increasingly seeking single-source suppliers and positions us to extend our reach to higher-growth markets.

World Class Sales Team.    Through the expertise of our more than 5,000 sales professionals and engineers, we provide our customers with relevant industry knowledge and experience in order to solve technically challenging and dynamic problems. Our team of experts has significant experience, with approximately 40% of our approximately 2,100 person North American sales team having more than ten years of service with our company. We believe this contributes significantly to the number and strength of relationships with our customers. We also invest heavily in recruiting and continuously training our sales professionals. For example, new hires spend more than half of their first year on training.

Integrated Technology, Sales and Service.    We combine on-site service, innovative technology and engineering excellence to create value for our customers. Our technical sales professionals identify problems and opportunities at the customer's plant and our research teams then work to develop effective solutions to these needs, often working jointly with our customers. Many of our customers specify our formulations into their processes and products. This approach has resulted in a high degree of customer loyalty.

Stable and Significant Cash Flow Generation.    We have produced consistent cash flows and maintained high margins over a sustained period of time. We attribute this to (1) the diversity of our revenues, (2) the service nature of our business, (3) the high value we offer our customers, (4) the strength of our customer relationships, (5) our limited dependency on any single raw material and (6) our low capital expenditures relative to our net sales.

Premier Management Team.    Our senior management team consists of professionals with significant experience within our company and the water treatment and industrial process improvement industry. Our seven executive officers have an average of over 11 years of service with our company and over 27 years of industry experience.

Business Strategy

We have historically experienced sales growth in excess of industrial production growth in our core markets. We are pursuing a strategy designed to continue this trend by expanding our market positions and increasing our revenues, as well as enhancing our cash flow. The key elements of this strategy are:

Build Upon Our Customer Base.     We seek to strengthen our position with our existing customer base as well as pursue new customers by continuing to serve as the leading global provider of fully integrated water treatment services and industrial process solutions. We continually seek to add value for our customers by identifying those services, products and equipment that will enhance their profitability through reduced costs, improved yields and decreased capital spending.

Pursue High-Growth Markets.    We intend to continue to focus on high-growth markets and segments. Geographically, we plan to leverage our global reach by capitalizing on our presence in high-growth emerging markets including Asia, Eastern Europe and Latin America. We also intend to continue to pursue high-growth segments in a variety of areas closely related to our core businesses and competencies.

Maintain Technological Leadership.    We strive to develop new technologies and products through a focused commitment to technology, research and development. The evolution of our existing products and the development of new technologies have historically allowed us to sustain and enhance the profitability of our business and further penetrate our target markets, including our existing customer base. Our engineers will continue to work closely with our customers in an effort to identify new product opportunities and jointly develop new technologies.

Follow the Global Expansion of Multinational Customers.    As one of a small number of companies that can provide turnkey water management solutions on a global basis, we seek to leverage our relationships with multinational companies by servicing them globally.

Continue to Reduce Costs.    We have initiated a comprehensive cost reduction plan which we expect will yield savings in 2004 of at least $75 million compared to 2003. We expect our cost reduction plan to achieve incremental efficiencies through work process redesign and other targeted cost improvement programs, which address inefficiencies in our administrative and overhead functions, as well as other support functions around the world.

Maximize Cash Flow and Reduce Debt.    We believe that there are significant opportunities to increase our cash flow. We believe that while the capital expenditures required to maintain our business are low relative to our sales, we can further reduce our capital expenditures from 2003 levels through enhanced management focus. We believe there is an opportunity to reduce our working capital needs. We intend to use our free cash flow to reduce indebtedness. During the six months ended June 30, 2004, we made $14.3 million of scheduled repayments and $90.0 million of optional prepayments on our indebtedness from operating cash flows.

Focus on Supply Chain Management.    We have a dedicated global supply chain team that focuses on managing manufacturing, procurement, logistics, and customer service activities. We believe that by coordinating these functions, we achieve better inventory management and lower procurement costs. Sophisticated customer demand analyses and logistics strategies have contributed to a nine-day reduction in our investment in inventories as of June 30, 2004 compared to June 30, 2003. We believe that we will be able to make additional improvements in our inventory management and lower procurement costs.

The Transactions

On August 31, 2003, Nalco Holdings LLC, which was formed by The Blackstone Group, Apollo Management, L.P. and GS Capital Partners (the "Sponsors"), entered into a stock purchase agreement pursuant to which it agreed to purchase all of the outstanding shares of capital stock of Ondeo Nalco Company (which is now known as Nalco Company) and the Nalco International SAS Subsidiaries, which had been operated as a single business unit, from subsidiaries of Suez. The aggregate purchase price was $4,101.5 million in cash, after giving effect to direct costs of the Acquisition, closing date working capital and indebtedness purchase price adjustments and a post-closing working capital and indebtedness purchase price adjustment which was agreed to by us and Suez on March 25, 2004. The Transactions closed on November 4, 2003. In this prospectus, we refer to this acquisition as the "Acquisition."

In connection with the Acquisition, funds controlled by The Blackstone Group ("Blackstone"), Apollo Management, L.P. ("Apollo") and GS Capital Partners ("GSCP" and together with Blackstone and Apollo, the "Sponsors") contributed $369.1 million, $369.1 million and $253.7 million, respectively, to Nalco Investment Holdings LLC, then the direct parent of Nalco Holdings and the indirect parent of Nalco Company, in each case, in exchange for a corresponding percentage of membership interests in Nalco Investment Holdings LLC. In connection with the Acquisition, Dr. William H. Joyce, our Chairman and Chief Executive Officer, contributed $10 million to Nalco Investment Holdings LLC in exchange for a corresponding percentage of membership interests in Nalco Investment Holdings LLC. Nalco Investment Holdings LLC contributed the Sponsors' and Dr. Joyce's equity received by it prior to the Acquisition to Nalco Holdings to partially fund the Acquisition. Following the Acquisition, the Sponsors and Dr. Joyce engaged in a series of transactions that ultimately resulted in the exchange of 100% of the membership interests in Nalco Investment Holdings LLC for membership interests in Nalco LLC, which is now the indirect parent of Nalco Investment Holdings LLC, the issuers, Nalco Holdings and Nalco Company. In addition, in June 2004, William J. Roe, Bradley J. Bell, Mark L. Bosanko, Louis L. Loosbrock and certain other members of management invested approximately $8.6 million in Nalco LLC, which was contributed to Nalco Holdings in connection with the Nalco LLC Unit Plan, in exchange for certain membership interests in Nalco LLC. Dr. Joyce invested an additional $1.2 million in Nalco LLC in May 2004. For additional details about the Nalco LLC Unit Plan, see "Management—Nalco LLC Unit Plan." The Sponsors and members of management currently beneficially own 100% of the membership interests of Nalco Finance Holdings LLC and 100% of the capital stock of Nalco Finance Holdings Inc. as a result of their ownership of membership interests in Nalco LLC. See "The Acquisition" and "Security Ownership of Certain Beneficial Owners."

As used in this prospectus, the term "Transactions" means, collectively, the Acquisition and the related financings described in "The Acquisition."

As a result of the Transactions and the senior discount notes offering, we are highly leveraged. As of June 30, 2004, our total consolidated indebtedness was $3,634.0 million and we had $250.0 million of borrowing capacity available under our revolving credit facility (excluding outstanding letters of credit).

The issuers were organized in the State of Delaware in 2004. Their principal executive offices are located at 1601 West Diehl Road, Naperville, Illinois 60563. Their main telephone number is (630) 305-1000. Their Internet address is www.nalco.com. Information contained on their website or that can be accessed through their website is not incorporated by reference in this prospectus and you should not rely on that information.

The Notes

The summary below describes the principal terms of the notes and is not intended to be complete. Some of the terms and conditions described below are subject to important limitations and exceptions. For a more detailed description of the notes, see "Description of Notes".

Issuers	Nalco Finance Holdings LLC, a newly formed entity and the direct parent of Nalco Holdings LLC, and Nalco Finance Holdings Inc., a newly formed entity and a wholly-owned subsidiary of Nalco Finance Holdings LLC. Nalco Finance Holdings Inc. has only nominal assets, does not currently conduct any operations and was formed solely to act as a co-issuer of the senior discount notes.

Notes Offered	$694,000,000 aggregate principal amount at maturity of 9.0% Senior Discount Notes due 2014.

Maturity Date	February 1, 2014.

Interest Payment Dates	Prior to February 1, 2009, interest will accrue on the notes in the form of an increase in the accreted value of such notes. Thereafter, cash interest on the notes will accrue and be payable semiannually in arrears on February 1 and August 1 of each year, commencing on August 1, 2009, at a rate of 9.0% per annum.

Ranking	The notes will be the issuers' joint and several senior unsecured obligations and will:

•	rank equally in right of payment to all of the issuers' future senior indebtedness;

•	rank senior in right of payment to all of the issuers' future senior subordinated indebtedness and subordinated indebtedness; and

•	be effectively subordinated in right of payment to the issuers' future secured indebtedness to the extent of the value of the assets securing such indebtedness, and structurally subordinated to all obligations of each of the issuers' existing and future subsidiaries, including all obligations of Nalco Holdings LLC and Nalco Company.

Optional Redemption	The issuers may redeem some or all of the notes at any time prior to February 1, 2009 at a price equal to 100% of the accreted value of the notes plus a "make-whole" premium as set forth under "Description of Notes— Optional Redemption."

Additionally, the issuers may redeem the notes, in whole or in part, at any time on and after February 1, 2009 at the redemption prices set forth under "Description of Notes— Optional Redemption."

The issuers may redeem up to 35% of the notes on or prior to February 1, 2007 from the proceeds of certain equity offerings at 109 % of the accreted value of the notes, plus accrued and unpaid interest, if any, to the date of redemption. The issuers may make that redemption only if, after the redemption at least 65% of the aggregate principal amount at maturity of the notes originally issued remains outstanding and the redemption occurs within 90 days of the date of the equity offering. See "Description of Notes—Optional Redemption."

Change of Control Offer	Upon the occurrence of a change of control, you will have the right, as holders of the notes, to require the issuers to repurchase some or all of your notes at 101% of their accreted value, plus accrued and unpaid interest, if any, to the repurchase date. We may not have sufficient funds to repurchase the notes upon the occurrence of a change in control. See "Description of Notes—Change of Control."

Certain Covenants	The indenture governing the notes contains covenants limiting, among other things, the issuers' ability and the ability of their restricted subsidiaries (including, without limitation, Nalco Holdings and Nalco Company) to:

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase the issuers' capital stock;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	limit dividends or other payments by their restricted subsidiaries to the issuers;

•	use assets as security in certain other transactions; and

•	sell certain assets or merge with or into other companies.

These covenants are subject to important exceptions and qualifications. See "Description of Notes."

No Public Market	The notes will be new securities for which there will not initially be an established public market. Accordingly, we cannot assure you whether a market for the notes will develop or as to the liquidity of any market. Goldman, Sachs & Co. has advised us that it currently intends to make a market in the notes. Goldman, Sachs & Co. is not obligated, however, to make a market in the notes, and any such market-making may be discontinued by Goldman, Sachs & Co. in its discretion at any time without notice.

Risk Factors

You should carefully consider all the information in this prospectus before deciding whether to invest in the notes. In particular, we urge you to consider carefully the factors set forth under the heading "Risk Factors."

Summary Historical and Pro Forma Financial Data

The financial statements referred to as the Successor financial statements include the consolidated audited financial statements of Nalco Finance Holdings LLC and its subsidiaries and the unaudited consolidated and combined financial statements of Nalco Finance Holdings LLC and its subsidiaries.

The financial statements referred to as the Predecessor financial statements include the combined financial statements of Ondeo Nalco Group which include the consolidated financial statements of Ondeo Nalco Company and the combined financial statements of the Nalco International SAS Subsidiaries.

The following summary historical financial data has been derived from the unaudited consolidated and combined financial statements of Nalco Finance Holdings LLC and its subsidiaries as of and for the six months ended June 30, 2004 and 2003 and the audited consolidated and combined financial statements of Nalco Finance Holdings LLC and its subsidiaries as of December 31, 2003 and 2002 and for the periods from January 1, 2001 to December 31, 2001, January 1, 2002 to December 31, 2002, January 1, 2003 to November 3, 2003 and November 4, 2003 to December 31, 2003 that (other than in the case of the unaudited consolidated and combined financial statements as of June 30, 2003) are included elsewhere in this prospectus. The summary historical financial data as of December 31, 2001 has been derived from our unaudited internal financial reporting to Suez.

The following summary unaudited pro forma financial data as of and for the year ended December 31, 2003 have been prepared to give pro forma effect to the Transactions and the senior discount notes offering as if they had occurred on January 1, 2003. The pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Transactions and the senior discount notes offering actually been consummated on the date indicated and do not purport to indicate results of operations as of any future date or for any future period. You should read the following data in conjunction with "The Acquisition," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated and combined financial statements included elsewhere in this prospectus.

Predecessor	Successor	Predecessor	Successor	Pro Forma Year Ended December 31, 2003	Pro Forma Six Months Ended June 30, 2004
Year Ended December 31,	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
2001	2002
(unaudited)	(unaudited)	(unaudited)	(unaudited)
(dollars in millions)
Statement of Operations Data:
Net sales	$2,619.7	$2,644.3	$2,306.5	$460.1	$1,352.7	$1,453.7	$2,766.6	$1,453.7
Operating costs and expenses:
Cost of product sold	1,283.8	1,281.8	1,128.0	250.5	654.9	733.7	1,358.4	719.2
Selling, administrative and research expenses	1,022.7	973.6	885.3	173.4	531.1	527.8	1,049.0	527.8
Impairment of goodwill (1)	—	—	244.4	—	244.4	—	244.4	—
Amortization of intangible assets (1)	171.3	89.2	68.9	15.4	41.3	49.1	93.5	49.1
Purchased in-process research and development	1.3	—	—	—	—	122.3	—	122.3
Business optimization expenses (2)	172.3	32.8	20.3	0.8	9.7	—	21.1	—
Operating expenses	2,651.4	2,377.4	2,346.9	440.1	1,481.4	1,432.9	2,766.4	1,418.4
Operating earnings (loss)	(31.7)	266.9	(40.4)	20.0	(128.7)	20.8	0.2	35.3
Other income (expense), net (3)	(15.1)	0.7	(19.3)	(3.5)	(0.2)	(5.3)	(19.9)	(5.3)
Interest income	8.8	7.8	7.1	0.6	4.3	5.4	16.9	5.4
Interest expense	(44.4)	(38.5)	(32.7)	(49.6)	(19.5)	(123.7)	(250.1)	(127.8)
Earnings (loss) before income taxes	(82.4)	236.9	(85.3)	(32.5)	(144.1)	(102.8)	(252.9)	(92.4)
Income tax (provision) benefit	1.8	(105.2)	(68.7)	8.3	(40.6)	(19.6)	(21.0)	(25.1)
Minority interests	(3.4)	(3.3)	(4.2)	0.1	(3.0)	(1.9)	(4.1)	(1.9)
Net income (loss)	$(84.0)	$128.4	$(158.2)	$(24.1)	$(187.7)	$(124.3)	$(278.0)	$(119.4)
Statement of Cash Flows Data:
Net cash provided by (used for):
Operating activities	$414.3	$323.1	$144.4	$88.7	$129.6	$125.4
Investing activities	(463.5)	(126.1)	(12.3)	(4,145.1)	(79.9)	(9.7)
Financing activities	133.9	(232.7)	(234.2)	4,130.3	(18.2)	(113.7)
Other Financial Data (unaudited):
EBITDA (4)	$245.7	$488.2	$106.8	$54.5	$(29.9)	$119.6	$184.2	$134.1
Non-cash charges included in EBITDA (5)	31.1	31.2	268.7	23.9	262.1	153.0	273.9	138.5
Unusual items included in EBITDA (6)	9.9	(33.3)	48.5	6.3	8.4	4.5	52.3	4.5
Capital expenditures, net (7)	114.8	108.3	85.6	15.6	40.4	34.9	101.2	34.9
Depreciation	124.6	134.7	101.8	22.5	60.7	56.9	114.5	56.9
Amortization	171.3	89.2	68.9	15.4	41.3	49.1	93.5	49.1
Ratio of earnings to fixed charges (8)	—	6.1	x	—	—	—	—	—

	Predecessor		Successor	Predecessor	Successor
	As of December 31,		As of December 31, 2003	As of June 30, 2003	As of June 30, 2004
	2001	2002
				(unaudited)	(unaudited)
	(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$146.0	$120.5	$100.0	$159.7	$98.9
Working capital (9)	208.0	240.8	398.7	326.7	389.2
Property, plant and equipment, net (10)	856.2	823.2	865.6	815.7	831.5
Total assets	6,512.2	6,486.4	6,163.8	6,262.1	5,854.8
Total debt (including lease obligation and current portion of long-term debt) (10)(11)	859.2	776.2	3,314.7	736.0	3,634.0
Total stockholders' investment	3,734.4	3,689.2	1,069.0	3,558.8	445.0

(1)	We adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. We completed our transitional goodwill impairment evaluation and our first annual impairment evaluation in 2002 and determined that goodwill was not impaired at December 31, 2002. In the six-month period ended June 30, 2003, we took a goodwill impairment charge of $244.4 million based on the price paid in the Acquisition. See note 7 to the audited consolidated and combined financial statements of Nalco Finance Holdings LLC included elsewhere in this prospectus.

(2)	We incurred significant business optimization expenses as a result of the global integration of the Nalco/Exxon Energy Chemicals, L.P. (Nalco/Exxon) joint venture and the implementation of global cost reduction programs in the sales, marketing, manufacturing and support services operations. The costs incurred include severance, asset write-offs, facility closing costs and other items. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Optimization Expenses."

(3)	Other income (expense), net consists of monitoring fees paid to affiliates of the Sponsors, management fees paid to Suez, capital gains/(losses) on the disposals of assets, franchise taxes, equity earnings of unconsolidated subsidiaries, recognized gains and losses on foreign currency transactions and other miscellaneous income (expense). See note 20 to the audited consolidated and combined financial statements of Nalco Finance Holdings LLC included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4)	EBITDA, a measure used by management to measure operating performance, is defined as net income plus interest, taxes, depreciation and amortization.

EBITDA is reconciled to net income (loss) in the following table. Our management believes EBITDA is useful to the investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income (loss) as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The amounts shown for EBITDA as presented herein differ from the amounts calculated under the definition of EBITDA used in our debt instruments. The definition of EBITDA used in our debt instruments is further adjusted for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making certain payments.

The following is a reconciliation of net income (loss) to EBITDA:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004	Pro Forma Year Ended December 31, 2003	Pro Forma Six Months Ended June 30, 2004
	2001	2002
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in millions)
Net income (loss)	$(84.0)	$128.4	$(158.2)	$(24.1)	$(187.7)	$(124.3)	$(278.0)	$(119.4)
Interest expense, net	35.6	30.7	25.6	49.0	15.2	118.3	233.2	122.4
Income tax (provision) benefit	(1.8)	105.2	68.7	(8.3)	40.6	19.6	21.0	25.1
Depreciation	124.6	134.7	101.8	22.5	60.7	56.9	114.5	56.9
Amortization of intangible assets	171.3	89.2	68.9	15.4	41.3	49.1	93.5	49.1
EBITDA	$245.7	$488.2	$106.8	$54.5	$(29.9)	$119.6	$184.2	$134.1

(5)	EBITDA, as defined above, was reduced by the following non-cash charges, each of which is further discussed below:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004	Pro Forma Year Ended December 31, 2003	Pro Forma Six Months Ended June 30, 2004
	2001	2002
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in millions)
Impairment of goodwill	$—	$—	$244.4	$—	$244.4	$—	$244.4	$—
Purchased in-process research and development	1.3	—	—	—	—	122.3	—	122.3
Inventory step-up	—	—	—	21.2	—	14.5	—	—
Asset write-offs	17.8	18.3	4.2	—	3.9	—	4.2	—
Profit sharing and 401(k) expense funded by Suez	12.0	12.1	20.0	4.0	11.7	16.0	24.0	16.0
Other	—	0.8	0.1	(1.3)	2.1	0.2	1.3	0.2
	$31.1	$31.2	$268.7	$23.9	$262.1	$153.0	$273.9	$138.5

Impairment of Goodwill

Goodwill impairment of $244.4 million was recorded by the Predecessor in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill was evaluated for impairment based on the purchase price for the Predecessor.

In-process Research and Development

In-process research and development was a one-time charge of $122.3 million recorded during the six months ended June 30, 2004, as a result of purchase accounting entries related to the Acquisition. The Successor and pro forma statements of operations reflect the in-process research and development. In 2001, we recorded $1.3 million of purchased in-process research and development, resulting from the redemption of Exxon's 40% interest in the Nalco/Exxon joint venture.

Inventory Step Up

As a result of purchase accounting for the Acquisition, we wrote up our inventory to fair value and subsequently charged the write up to cost of sales as the inventory was sold. The Successor and pro forma statements of operations reflect the inventory step-up in cost of products sold.

Asset Write-Offs

In conjunction with our integration and process improvement initiatives, we wrote off assets consisting primarily of $17.8 million of PORTA-FEED stainless steel containers in 2001 as a result of a physical inventory, $9.6 million of assets related to obsolete software systems in 2002 and a $5.0 million investment in start up ventures in 2003.

Profit Sharing and 401(k) Expense Funded by Suez

In conjunction with the Acquisition, we entered into an agreement with Suez whereby Suez will reimburse us for certain profit sharing and 401(k) matching contributions made by us to the Profit-Sharing Trust. See note 9 to the audited consolidated and combined financial statements of Nalco Finance Holdings LLC included elsewhere in this prospectus.

Other

Other non-cash charges include the non-cash impact on earnings of our equity investments and minority interests. Successor and pro forma non-cash charges includes the non-cash portion of rent expense under the sublease that we entered into with Suez in conjunction with the Acquisition. See note 14 to the audited consolidated and combined financial statements of Nalco Finance Holdings LLC included elsewhere in this prospectus.

(6)	In addition to incurring non-cash charges and business optimization expenses, our EBITDA was impacted by the following unusual (income) expenses, each of which is further discussed below:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004	Pro Forma Year Ended December 31, 2003	Pro Forma Six Months Ended June 30, 2004
	2001	2002
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in millions)
Pension and OPEB settlement and curtailment	$0.4	$(47.6)	$7.9	$(0.1)	$1.6	$—	$7.8	$—
Loss (gain) on sales, net of expenses	0.9	(7.8)	12.4	1.1	(0.1)	—	13.5	—
Other unusual items	6.6	19.4	25.7	5.3	5.6	4.5	31.0	4.5
Suez management fees, net	2.0	2.7	2.5	—	1.3	—	—	—
	$9.9	$(33.3)	$48.5	$6.3	$8.4	$4.5	$52.3	$4.5

Pension and Other Postretirement Benefits (OPEB) Settlement and Curtailment

In the second half of 2002 we amended our U.S. defined benefit pension plan and our postretirement medical and dental plans, resulting in a non-cash curtailment gain of $49.4 million, partially offset by $1.8 million of settlement charges. In 2003, we incurred $7.8 million of curtailment and settlement charges primarily as a result of the transfer of senior executives back to Suez prior to the Acquisition.

Loss (Gain) on Sales, Net of Expenses

In 2001, we incurred a $9.0 million loss on the sale of Calgon's former headquarters facility that was partially offset by a $7.0 million gain on the sale of our corporate aircraft. In 2002, we sold our performance additives business, resulting in a gain of $12.4 million, and incurred $1.5 million of disposal costs and losses associated with our divestiture of Hydrosan. In 2003, we recorded a loss of $5.3 million on the sale of our South African operations as well as $8.1 million of one-time costs associated with the Acquisition.

Other Unusual Items

Our results were also impacted by the effects of certain other unusual items relating primarily to executive severance and relocation expense of $5.8 million in 2001 and $3.0 million in the six months ended June 30, 2003, consultancy costs for process reengineering studies associated with our cost reduction programs and other consultancy services performed on behalf of Suez;

one-time pension and benefit expenses primarily related to the redesign of our Australian benefit plan and the application of regulatory changes in Germany of $4.7 million in 2002; legal and environmental expenses of $6.5 million and $4.2 million in 2002 and 2003, respectively, mainly related to events that occurred prior to Suez's 1999 acquisition of Nalco Chemical Company and litigation costs not covered by our excess liability insurance policy; incremental commissions of $5.4 million in 2003 associated with the reorganization of our sales force incentives; and a $10.4 million termination charge for Ondeo Nalco Group's settlement of an interest rate swap in the period from January 1, 2003 through November 3, 2003. Our results for the six months ended June 30, 2004 were impacted by the effects of certain other unusual items, including $1.1 million of expenses associated with our changing the name of our operating company from Ondeo Nalco Company to Nalco Company, $1.1 million of expenses in connection with the re-audit of our 2001 financial statements, $1.0 million of expenses related to the registration of publicly tradable senior notes and senior subordinated notes that were exchanged for the privately placed notes issued in connection with the Transactions and $1.3 million for other Transaction-related expenses.

Suez Management Fees, Net

In connection with the Acquisition, agreements under which fees were paid by the Predecessor to Suez, or received from Suez, have been terminated.

(7)	Capital expenditures are net of proceeds from disposal of assets.

(8)	For purposes of calculating the ratio of earnings to fixed charges, earnings represents earnings from continuing operations before income taxes, less income from equity method investments and capitalized interest, plus minority interest expense, income distributions from equity method investments, amortization of capitalized interest and fixed charges. Fixed charges include interest expense (including amortization of debt issuance costs), capitalized interest, and the portion of operating rental expense which management believes is representative of the interest component of rent expense. Earnings were insufficient to cover fixed charges by $84.2 million in 2001 primarily due to business optimization expenses incurred. Earnings were insufficient to cover fixed charges by $87.1 million, $145.1 million, $32.9 million and $255.1 million in the period from January 1, 2003 through November 3, 2003, the six months ended June 30, 2003, the period from November 4, 2003 through December 31, 2003 and for the pro forma year ended December 31, 2003, respectively, as a result of a $244.4 million goodwill impairment charge and increase in interest expense as a result of the Transactions. Earnings were insufficient to cover fixed charges by $104.1 million in the six months ended June 30, 2004 primarily due to the $122.3 million and $14.7 million charges for in-process research and development and inventory step-up, respectively.

(9)	Working capital is defined as current assets (excluding cash and cash equivalents) less current liabilities (excluding short-term debt and current portion of long-term debt) and excluding intercompany balances and is calculated as follows:

	Predecessor		Successor	Predecessor	Successor
	As of December 31,		As of December 31, 2003	As of June 30, 2003	As of June 30, 2004
	2001	2002
				(unaudited)	(unaudited)
	(dollars in millions)
Current assets less current liabilities	$(441.2)	$(275.0)	$446.8	$(93.2)	$470.6
Less cash and cash equivalents	(146.0)	(120.5)	(100.0)	(159.7)	(98.9)
Less related party receivables and payables	(33.3)	48.4	—	29.1	—
Plus short-term debt	828.5	587.9	51.9	550.5	17.5
Working capital as defined	$208.0	$240.8	$398.7	$326.7	$389.2

(10)	As a result of the Acquisition, we have engaged independent appraisers to assist in determining the fair value of property, plant and equipment in connection with our allocation of purchase price. We have received preliminary valuations from the appraisers, which have been included in 2003 and further modified in the six months ended June 30, 2004; however, the final appraisals are not yet complete. In December 2002, Ondeo Nalco Company entered into a sale-leaseback of our Naperville, Illinois headquarters and research facility that was treated as a financing lease for accounting purposes. See note 14 to the audited consolidated and combined financial statements of Nalco Finance Holdings LLC. Concurrent with the Acquisition, on November 4, 2003, the lease was assigned to another Suez subsidiary that subleased the property back to us. We account for the sublease as an operating lease and have excluded the headquarters and research facility from property, plant and equipment.

(11)	Our total debt does not include our historical off balance sheet receivables facility. In December 2001, Ondeo Nalco Company entered into an agreement that allowed it to periodically transfer undivided percentage ownership interests in a revolving pool of most of our U.S. trade receivables to a multi-seller conduit administered by an independent financial institution. The agreement was subject to renewal annually. We account for the transfer of undivided percentage ownership interest in the receivables to the conduit as sales under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Our loss on the sale of the undivided interests in the receivables was $1.8 million in 2002 and is included in interest expense. The undivided interest in receivables that were transferred but not ultimately sold to the conduit ("retained interest") is classified in trade accounts receivable in the balance sheet. The retained interest was $49.0 million at December 31, 2001 and $56.6 million at December 31, 2002. This program was unwound prior to closing. We treat our new receivables facility as a general financing agreement resulting in the funding and related receivables being shown as liabilities and assets, respectively, on our consolidated balance sheet and the costs associated with the receivables facility being recorded as interest expense.

RISK FACTORS

You should carefully consider the risks described below, together with the other information in this prospectus, before deciding whether to invest in the notes. If any of the events described in the risk factors below actually occur, our business, financial condition, operating results and prospects could be materially adversely affected, which in turn could adversely affect our ability to repay the notes. In such case, you may lose all or part of your original investment.

Risks Related To Our Leverage

Our substantial leverage could harm our business by limiting our available cash and our access to additional capital.

As a result of the Transactions and the senior discount notes offering, we are highly leveraged. As of June 30, 2004, our total consolidated indebtedness was $3,634.0 million and we had $250.0 million of borrowing capacity available under our revolving credit facility (excluding $34.7 million of outstanding standby letters of credit). The following chart shows our level of indebtedness and certain other information as of June 30, 2004.

As of June 30, 2004
(dollars in millions)
Revolving credit facility of Nalco Company	$—
Term loan A facility of Nalco Company(1)	224.0
Term loan B facility of Nalco Company	1,186.0
Senior notes of Nalco Company(2)	908.2
Senior subordinated notes of Nalco Company(2)	708.2
Senior discount notes	467.6
Receivables facility of Nalco Company	92.0
Other debt(3)	48.0
Total indebtedness	$3,634.0

(1)	Includes the U.S. dollar equivalent of €64.2 million term loan A borrowings.

(2)	Includes the U.S. dollar equivalent of €200 million of senior notes and €200 million of senior subordinated notes.

(3)	Includes $27.8 million aggregate principal amount of Nalco Company's 6¼% notes due 2008, $4.3 million of indebtedness of certain non-U.S. subsidiaries and $15.9 million of short-term bank overdrafts.

Our high degree of leverage could have important consequences for you, including the following:

•	It may limit our and our subsidiaries' ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes on favorable terms or at all;
•	A substantial portion of our subsidiaries' cash flows from operations must be dedicated to the payment of principal and interest on their and our indebtedness and thus will not be available for other purposes, including operations, capital expenditures and future business opportunities;
•	The debt service requirements of our subsidiaries' other indebtedness could make it more difficult for us and them to make payments on the notes and their existing indebtedness;
•	It may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to those of our competitors that are less highly-leveraged;
•	It may restrict our ability to make strategic acquisitions or cause us to make non-strategic divestitures; and

•	We may be more vulnerable than a less leveraged company to a downturn in general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our growth.

Our pro forma cash interest expense for the year ended December 31, 2003 was $199.2 million. At June 30, 2004, we had $1,516.4 million of variable rate debt. A 1% increase in the average interest rate would increase future interest expense by approximately $15.2 million per year.

Our and our subsidiaries' debt agreements contain restrictions that limit our flexibility in operating our business.

Nalco Company's senior credit agreement, the indentures governing Nalco Company's senior notes and senior subordinated notes and the indenture under which the notes will be issued, and other financing arrangements contain a number of significant covenants that, among other things, restrict our or our subsidiaries' ability to:

•	incur additional indebtedness;
•	pay dividends on or make other distributions or repurchase certain capital stock;
•	make certain investments;
•	enter into certain types of transactions with our affiliates;
•	limit dividends or other payments by restricted subsidiaries;
•	use assets as security in other transactions; and
•	sell certain assets or merge with or into other companies.

In addition, under the senior credit agreement, Nalco Holdings is required to satisfy and maintain specified financial ratios and tests. Events beyond our control may affect its ability to comply with those provisions and Nalco Holdings may not be able to meet those ratios and tests. The breach of any of these covenants would result in a default under the senior credit agreement and the lenders could elect to declare all amounts borrowed under the senior credit agreement, together with accrued interest, to be due and payable and could proceed against the collateral securing that indebtedness. Borrowings under the senior credit facilities are effectively senior in right of payment to the notes to the extent of the value of the collateral securing the senior credit facilities and are senior in right of payment to the notes. If any of our or our subsidiaries' indebtedness were to be accelerated, our and our subsidiaries' assets may not be sufficient to repay in full that indebtedness and the notes.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Certain of Nalco Company's borrowings, primarily borrowings under the senior credit facilities, are at variable rates of interest and expose us to interest rate risk. If interest rates increase, its debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and net income and cash available for servicing our and its indebtedness, including the notes, would decrease. Our pro forma cash interest expense for the year ended December 31, 2003 was $199.2 million. At June 30, 2004, we had $1,516.4 million of variable rate debt. A 1% increase in the average interest rate would increase future interest expense by approximately $15.2 million per year.

Risks Related to Our Business

If we are unable to respond to the changing needs of a particular industry and to anticipate, respond to or utilize changing technologies and develop new offerings , it could become more difficult for us to respond to our customers' needs and cause us to be less competitive.

We have historically been able to maintain our market positions and margins through continuous innovation of products and development of new offerings to create value for our customers. Recent innovations and development that we have relied on include our 3D TRASAR system for controlling and monitoring chemical feed and our recent relationship with US Filter, which permits us to sell equipment solutions as part of a bundled offering to our water treatment customers. We may not be successful in continuing to make similar innovations in the future. Our future operating results will depend to a significant extent on our ability to continue to introduce new products and applications and to develop new offerings that offer distinct value for our customers. Many of our products may be affected by rapid technological change and new product introductions and enhancements. We expect to continue to enhance our existing products and identify, develop and manufacture new products with improved capabilities and make improvements in our productivity in order to maintain our competitive position. We intend to devote sizeable resources to the development of new technologically advanced products and systems and to continue to devote a substantial amount of expenditures to the research and development functions of our business. However, we cannot assure you that:

•	we will be successful in developing new products or systems or bringing them to market in a timely manner;
•	products or technologies developed by others will not render our offerings obsolete or non-competitive;
•	the market will accept our innovations;
•	our competitors will not be able to produce our core non-patented products at a lower cost;
•	we will have sufficient resources to research and develop all promising new technologies and products; or
•	significant research and development efforts and expenditures for products will ultimately prove successful.

Our ability to anticipate, respond to and utilize changing technologies is crucial because we compete with many companies in each of the markets in which we operate. For example, we compete with hundreds of companies in the water treatment chemicals market, including our primary global competitor, GE Water Technologies. Other companies, including Ecolab, Inc. are expected to enter or increase their presence in our markets. Our ability to compete effectively is based on a number of considerations, such as product and service innovation, product and service quality, distribution capability and price. Moreover, water treatment for industrial customers depends on the particular needs of the industry. For example, the paper industry requires a specific water quality for bleaching paper; certain industrial boilers require demineralized water; the pharmaceuticals industry requires ultra pure water for processing; and, in the case of municipal services, water treatment includes clarification for re-use, sludge dewatering and membrane ultra filtration. We may not have sufficient financial resources to respond to the changing needs of a particular industry and to continue to make investments in our business, which could cause us to become less competitive.

Our significant non-U.S. operations expose us to global economic and political changes that could impact our profitability.

We have significant operations outside the United States, including joint ventures and other alliances. We conduct business in 130 countries and in 2003, approximately 52% of our net sales originated outside the United States. There are inherent risks in our international operations, including:

•	exchange controls and currency restrictions;
•	currency fluctuations and devaluations, such as the recent currency crisis in Argentina;
•	tariffs and trade barriers;
•	export duties and quotas;
•	changes in local economic conditions, such as the economic decline in Venezuela;
•	changes in laws and regulations;

•	difficulties in managing international operations and the burden of complying with foreign laws;
•	exposure to possible expropriation or other government actions;
•	restrictions on our ability to repatriate dividends from our subsidiaries; and
•	unsettled political conditions, such as those found in Nigeria, and possible terrorist attacks against American interests.

Our international operations also expose us to different local political and business risks and challenges. For example, in certain countries we are faced with periodic political issues which could result in currency risks or the risk that we are required to include local ownership or management in our businesses. We are also periodically faced with the risk of economic uncertainty, such as recent strikes and currency exchange controls in Venezuela, which has impacted our business in these countries. Other risks in international business also include difficulties in staffing and managing local operations, including our obligations to design local solutions to manage credit risk to local customers and distributors.

Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that are effective in each location where we do business, which could negatively affect our profitability.

Environmental, safety and production and product regulations or concerns could subject us to liability for fines or damages, require us to modify our operations and increase our manufacturing and delivery costs.

We are subject to the requirements of environmental and occupational safety and health laws and regulations in the United States and other countries. These include obligations to investigate and clean up environmental contamination on or from properties or at off-site locations where we are identified as a responsible party. For example, we are currently identified as a potentially responsible party at certain waste management sites. Additionally, the U.S. Environmental Protection Agency is conducting a civil and criminal investigation of environmental practices at our Louisiana manufacturing facility. No claims or charges have been issued and we are unable to predict the results of such investigation. We have also been named as a defendant in a series of multi-party and individual lawsuits based on claims of exposure to hazardous materials. We cannot predict with certainty the outcome of any such tort claims or the involvement we might have in such matters in the future and there can be no assurance that the discovery of previously unknown conditions will not require significant expenditures. In each of these chemical exposure cases, our insurance carriers have accepted the claims on our behalf and our financial exposure is limited to the amount of our deductible (not exceeding $1 million per occurrence); however, we cannot predict the number of claims that we may have to defend in the future and we may not be able to continue to maintain such insurance.

We have made and will continue to make capital and other expenditures to comply with environmental requirements. Although we believe we are in material compliance with environmental law requirements, we may not have been and will not at all times be in complete compliance with all of these requirements, and may incur material costs, including fines or damages, or liabilities in connection with these requirements in excess of amounts we have reserved. In addition, these requirements are complex, change frequently and have tended to become more stringent over time. In the future, we may discover previously unknown contamination that could subject us to additional expense and liability. In addition, future requirements could be more onerous than current requirements. For more information about our environmental compliance and potential environmental liabilities, see "Business—Environmental Matters."

The activities and plants at our production facilities are subject to a variety of federal, state, local and foreign laws and regulations ("production regulations"). Similarly, the solid, air and liquid waste streams produced from our production facilities are subject to a variety of regulations ("waste regulations") and many of our products and the handling of our products are governmentally regulated or registered ("product regulations"). Each of the production, waste and product regulations is subject to expansion or enhancement. Any new or tightened regulations could lead to increases in the direct and indirect costs we incur in manufacturing and delivering products to our customers. For example, the European Commission is currently considering imposing new chemical registration requirements on the manufacturers and users of all chemicals, not just those which are considered to be harmful or hazardous. Should such regulations, referred to as REACH, be imposed, all chemical companies will be faced with additional costs to conduct their businesses in European Commission countries. Similarly, certain of our products are used to assist in the generation of tax credits for our customers, and the termination or expiration of such tax credits could impact the sale of these products. In addition to an increase in costs in manufacturing and delivering products, a change in production regulations or product regulations could result in interruptions to our business and potentially cause economic or consequential losses should we be unable to meet the demands of our customers for products.

We may not be able to achieve all of our expected cost savings.

We initiated a comprehensive cost reduction plan immediately upon consummation of the Acquisition. However, a variety of risks could cause us not to achieve the benefits of the expected cost savings, including, among others, the following:

•	higher than expected severance costs related to staff reductions;
•	higher than expected retention costs for employees that will be retained;
•	delays in the anticipated timing of activities related to our cost-saving plan, including the reduction of inefficiencies in our administrative and overhead functions; and
•	other unexpected costs associated with operating the business.

We have experienced, and may continue to experience, difficulties in securing the supply of certain raw materials we and our competitors need to manufacture some of our products.

During 2004, certain of the raw materials used by us and other chemical companies have faced supply limitation. In some cases because of unexpectedly large demand and in other instances because of plant and equipment problems, certain of our raw material vendors have placed us and their other customers "on allocation," proportionately reducing the amounts of raw materials supplied to us as against our past requirements. If these limitations continue or become more severe, we risk shortfalls in our sales and the potential of claims from our customers if we are unable to fully meet contractual requirements.

Our pension plans are currently underfunded and we may have to make significant cash payments to the plans, reducing the cash available for our business.

We sponsor various pension plans worldwide that are underfunded and require significant cash payments. For example, in 2003, we contributed $31.2 million to our pension plans and in 2002, we contributed $100.9 million to our pension plans, including a $90.0 million voluntary contribution to our U.S. pension plan. We contributed $4.1 million to our U.S. pension plan in 2004 and do not currently plan to make additional contributions to that plan this year. We are required to contribute at least $21.0 million to the U.S. pension plan in 2005. We may also opt to make additional voluntary contributions to various pension plans worldwide in 2004 and 2005. Additionally, if the performance of the assets in our pension plans does not meet our expectations, or if other actuarial assumptions are modified, our contributions for those years could be even higher than we expect. For example, our U.S. pension assets had a fair value of $210.1 million as of December 31, 2003. We expect to earn an 8.5% investment return on our U.S. pension assets. In the event actual investment returns are 1% lower than expected for one year, we expect our long-term cash requirements to increase by $2.1 million. If our cash flow from operations is insufficient to fund our worldwide pension liability, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness, including the notes.

As of December 31, 2003, our worldwide pension plans were underfunded by $359.6 million (based on the actuarial assumptions used for FAS 87 purposes). Our U.S. pension plans are subject to the Employee Retirement Income Security Act of 1974, or ERISA. Under ERISA, the Pension Benefit Guaranty Corporation, or PBGC, has the authority to terminate an underfunded pension plan under limited circumstances. In the event our U.S. pension plans are terminated for any reason while the plans are underfunded, we will incur a liability to the PBGC that may be equal to the entire amount of the underfunding. Prior to the closing of the Acquisition, the PBGC requested and received information from us regarding our business, the Transactions and our pension plans. The PBGC took no further action with respect to their inquiry.

We have recorded a significant amount of goodwill and other identifiable intangible assets, and we may never realize the full value of our intangible assets.

In connection with the Acquisition, we have recorded a significant amount of goodwill and other identifiable intangible assets, including customer relationships, trademarks and developed technologies. Goodwill and other net identifiable intangible assets were approximately $3.7 billion as of June 30, 2004, or 63% of our total assets. Goodwill, which represents the excess of cost over the fair value of the net assets of the businesses acquired, was approximately $2.3 billion as of June 30, 2004, or 39% of our total assets. Goodwill and net identifiable intangible assets are recorded at fair value on the date of acquisition and, in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, will be reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services sold by our business, and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of a significant portion of goodwill or other identifiable intangible assets would have an adverse effect on our financial condition and results of operations.

Our future success will depend in part on our ability to protect our intellectual property rights, and our inability to enforce these rights could permit others to offer products competitive with ours, which could reduce our ability to maintain our market position and maintain our margins.

We rely on the patent, trademark, copyright and trade secret laws of the United States and other countries to protect our intellectual property rights. However, we may be unable to prevent third parties from using our intellectual property without authorization. The use of our intellectual property by others could reduce any competitive advantage we have developed or otherwise harm our business. If we had to litigate to protect these rights, any proceedings could be costly, and we may not prevail.

We have obtained and applied for several U.S. and foreign trademark registrations, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. Our pending applications may not be approved by the applicable governmental authorities and, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to protect our trademarks and impede our marketing efforts in those jurisdictions.

Our Sponsors control us and may have conflicts of interest with us or you in the future.

Our Sponsors beneficially own approximately 97% of the equity interests of Nalco LLC, the ultimate parent company of the issuers. As a result, our Sponsors have control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of our boards of directors or the equityholders regardless of whether or not other members of our boards of directors or equityholders or noteholders believe that any such transactions are in their own best interests. For example, our Sponsors could cause us to sell revenue-generating assets, which could impair our ability to make payments under the notes. Additionally, our Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our Sponsors continue to own a significant amount of the equity of our ultimate parent, Nalco LLC, even if less than 50%, they will continue to be able to significantly influence or effectively control our decisions. See "Certain Relationships and Related Party Transactions."

Risks Related To The Notes

The issuers are the sole obligors of the notes and their subsidiaries do not guarantee the issuers' obligations under the notes and do not have any obligation with respect to the notes; the notes will be structurally subordinated to all of the debt and liabilities of the issuers' subsidiaries and effectively subordinated to any of the issuers' secured debt.

The issuers have no operations of their own and derive all of their revenues and cash flow from their subsidiaries. The issuers' subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. The notes will be structurally subordinated to all debt and liabilities of the issuers' subsidiaries, including Nalco Holdings LLC and Nalco Company. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to the issuers' subsidiaries, you will participate with all other holders of the issuers' indebtedness in the assets remaining after the issuers' subsidiaries have paid all of their debt and liabilities. In any of these cases, the issuers' subsidiaries may not have sufficient funds to make payments to the issuers, and you may receive less, ratably, than the holders of debt of the issuers' subsidiaries and other liabilities. As of June 30, 2004, the aggregate amount of liabilities of the issuers' subsidiaries was approximately $4,929.9 million. In addition, as of that date, the issuers' subsidiaries had $250.0 million of borrowing capacity under the revolving credit facility (excluding $34.7 million of outstanding standby letters of credit). In addition, holders of their secured debt will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other debt. Notably, the senior credit facility is secured by certain of the assets of the issuers' subsidiaries. Additionally, the indentures governing the notes and the indebtedness of our subsidiaries and the senior credit facility permit us and/or our subsidiaries to incur additional indebtedness, including secured indebtedness, under certain circumstances.

Our subsidiaries may not be able to generate sufficient cash to service all of their and our indebtedness, including the notes, and may be forced to take other actions to satisfy their and our obligations under their and our indebtedness, which may not be successful.

Our subsidiaries' ability to make scheduled payments or to refinance their and our debt obligations depends on our subsidiaries' financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond their and our control. Our subsidiaries may not be able to maintain a level of cash flows from operating activities sufficient to permit them and us to pay the principal, premium, if any, and interest on their and our indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

If our subsidiaries' cash flows and capital resources are insufficient to fund their and our debt service obligations, we and our subsidiaries may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our and their indebtedness, including the notes. These alternative measures may not be successful and may not permit us and our subsidiaries to meet our and their scheduled debt service obligations. In the absence of such operating results and resources, we and they could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our and their debt service and other obligations. The senior credit facilities, the indentures governing Nalco Company's existing senior notes and senior subordinated notes restrict, and the indenture under which the notes will be issued restrict our subsidiaries' ability to use the proceeds from asset sales. Our subsidiaries may not be able to consummate those asset sales to raise capital or sell assets at prices that they believe are fair and proceeds that they do receive may not be adequate to meet any debt service obligations then due. See "Description of Other Indebtedness—Senior Credit Facilities" and "Description of Notes."

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks related to significant leverage that we and our subsidiaries face.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes and the indentures governing Nalco Company's senior notes and senior subordinated notes do not fully prohibit us or our subsidiaries from doing so. Nalco Company's revolving credit facility provides borrowing capacity of up to $250.0 million. As of June 30, 2004, there were no outstanding borrowings under the revolving credit facility (excluding $34.7 million of outstanding standby letters of credit). All of those borrowings would be secured, and as a result, would be effectively senior to the notes and further, because they represent debt of one of our subsidiaries, the borrowings would be structurally senior to the notes. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

You should not expect Nalco Finance Holdings Inc. to participate in making payments on the notes.

Nalco Finance Holdings Inc. is a wholly-owned subsidiary of Nalco Finance Holdings LLC that was incorporated to accommodate the issuance of the notes by Nalco Finance Holdings LLC. Nalco Finance Holdings Inc. will not have any operations or assets of any kind and will not have any revenue other than as may be incidental to its activities as a co-issuer of the notes. You should not expect Nalco Finance Holdings Inc. to participate in servicing any of the obligations on the notes.

The terms of Nalco Company's senior credit agreement fully prohibit Nalco Holdings and its subsidiaries from paying dividends or otherwise transferring their assets to the issuers, and agreements governing other indebtedness of Nalco Company also contain restrictions on our subsidiaries' ability to pay us dividends or transfer assets to us.

Nalco Finance Holdings LLC's operations are conducted through its subsidiaries and its ability to make payments on the notes is dependent on the earnings and the distribution of funds from its subsidiaries. However, the terms of Nalco Company's senior credit agreement fully prohibit Nalco Holdings and its subsidiaries from paying dividends or otherwise transferring their assets to the issuers. Accordingly, on August 1, 2009 when the issuers are obligated to pay interest in cash on the notes, such payments may still be prohibited by the terms of the senior credit agreement.

Further, the terms of the indentures governing the 7¾% Dollar Senior Notes due 2011, 7¾% Euro Senior Notes due 2011, 8 7/8% Dollar Senior Subordinated Notes due 2013 and 9% Euro Senior Subordinated Notes due 2013 of Nalco Company significantly restrict Nalco Holdings and the issuers' other subsidiaries from paying dividends and otherwise transferring assets to the issuers. For example, the ability of Nalco Holdings to make such payments is governed by a formula based on 50% of its consolidated net income (which, as defined in such indentures, excludes impairment charges, amortization charges from purchase accounting and any after-tax extraordinary or nonrecurring gains and losses). In addition, as a condition to making such payments to the issuers based on such formula, Nalco Holdings must have an Adjusted EBITDA to interest expense ratio of at least 2.0 to 1 after giving effect to any such payments. Notwithstanding such restrictions, such indentures permit an aggregate of $50.0 million of such payments to be made whether or not there is availability under the formula or the conditions to its use are met. The issuers' subsidiaries will be permitted under the terms of the senior credit facilities and other indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to the issuers.

We cannot assure you that the agreements governing the current and future indebtedness of the issuers' subsidiaries will permit the issuers' subsidiaries to provide the issuers with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on these notes when due. See "Description of Other Indebtedness."

All of our assets are owned, and all of our net sales are earned, by our direct and indirect subsidiaries. Our ability to repay the notes depends upon the performance of these subsidiaries and their ability to make distributions.

All of our operations are conducted by our subsidiaries and, therefore, our cash flows and our ability to service indebtedness, including our ability to pay the interest on and principal of the notes when due, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries. Payments to us by our subsidiaries will be contingent upon our subsidiaries' earnings.

Our subsidiaries are separate and distinct legal entities and they will have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments.

If we or our subsidiaries default on our or their obligations to pay our or their other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our or our subsidiaries' indebtedness, including a default under Nalco Company's senior credit facilities that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make the issuers unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we or they are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our or their indebtedness, or if we or they otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our or their indebtedness (including the senior credit facilities), we or they could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the revolving credit facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our or their operating performance declines, Nalco Company may in the future need to seek to obtain waivers from the required lenders under the senior credit facilities to avoid being in default. If Nalco Company breaches its covenants under the senior credit facilities and seeks a waiver, it may not be able to obtain a waiver from the required lenders. If this occurs, Nalco Company would be in default under the senior credit facilities, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See "Description of Other Indebtedness—Senior Credit Facilities," and "Description of Notes."

Although the issuers will be required to offer to repurchase the notes upon a change of control, they may not have sufficient financial resources to purchase all notes that are tendered.

Upon the occurrence of specific kinds of change of control events, including the sale, lease or transfer of "all or substantially" all the assets of Nalco Finance Holdings LLC and its subsidiaries taken as a whole, the issuers will be required to offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest, unless such notes have been previously called for redemption. However, the issuers may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control offer. Any such failure to repurchase the notes could constitute a default under the indenture governing the notes.

As mentioned above, under the indenture governing the notes, the sale, lease or transfer of "all or substantially all" the assets of Nalco Finance Holdings LLC and its subsidiaries taken as a whole constitutes a change of control that will require the issuers to offer to repurchase the notes. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the issuers to repurchase such notes as a result of a sale, lease or transfer of less than all of the assets of Nalco Finance Holdings LLC and its subsidiaries taken as a whole to another person or group may be uncertain. See "Description of Notes—Change of Control."

In addition, it is possible that we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations or highly leveraged transactions, that would not constitute a change of control under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings or otherwise adversely affect holders of the notes. Furthermore, because of the potential restrictions on a change of control, we could be prevented from completing a transaction which might otherwise benefit the noteholders.

The occurrence of a change of control could also constitute an event of default under Nalco Company's senior credit facilities. The bank lenders may have the right to prohibit any such purchase or redemption, in which event we will seek to obtain waivers from the required lenders under the senior credit facilities, but may not be able to do so.

Federal and state fraudulent transfer laws may permit a court to void the notes, and, if that occurs, you may not receive any payments on the notes.

The issuance of the notes may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws the payment of consideration will be a fraudulent conveyance if (1) the issuers paid the consideration with the intent of hindering, delaying or defrauding creditors or (2) the issuers received less than reasonably equivalent value or fair consideration in return for issuing the notes and, in the case of (2) only, one of the following is also true:

•	the issuers were insolvent or rendered insolvent by reason of the incurrence of the indebtedness; or
•	payment of the consideration left the issuers with an unreasonably small amount of capital to carry on the business; or
•	the issuers intended to, or believed that they would, incur debts beyond their ability to pay as they mature.

If a court were to find that the issuance of the notes was a fraudulent conveyance, the court could void the payment obligations under the notes or further subordinate the notes to presently existing and future indebtedness of the issuers, or require the holders of the notes to repay any amounts received with respect to the notes. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries' other debt that could result in acceleration of such debt.

Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair salable value of all its assets; or
•	the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or
•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not the issuers were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the notes would not be further subordinated to our or any of our subsidiaries' other debt.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

The notes are new issues of securities for which there is no established public market. Goldman, Sachs & Co. has advised us that it intends to make a market in the notes as permitted by applicable laws and regulations; however, Goldman, Sachs & Co. is not obligated to make a market in the notes, and it may discontinue its market-making activities at any time without notice. Therefore, we cannot assure you that an active market for the notes will develop or, if developed, that it will continue. Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes. In addition, subsequent to their initial issuance, the notes may trade at discounts from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our financial and operating performance and other factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes "forward-looking statements." These forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, appear under the headings "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry Overview" and "Business." When used in this prospectus, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "forecasts," or future or conditional verbs, such as "will," "should," "could" or "may," and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management's examination of historical operating trends and data are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management's expectations, beliefs and projections will be achieved.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading "Risk Factors." As stated elsewhere in this prospectus, such risks, uncertainties and other important factors include, among others:

•	our substantial leverage;
•	limitations on flexibility in operating our business contained in our debt agreements;
•	increases in interest rates as a result of our variable rate indebtedness;
•	pricing pressure from our customers;
•	technological change and innovation;
•	risks associated with our non-U.S. operations;
•	fluctuations in currency exchange rates;
•	high competition in the markets in which we operate;
•	adverse changes to environmental, health and safety regulations;
•	operating hazards in our production facilities;
•	inability to achieve expected cost savings;
•	difficulties in securing the raw materials we use;
•	our significant pension benefit obligations and the current underfunding of our pension plans;
•	our ability to realize the full value of our intangible assets;
•	our ability to attract and retain skilled employees, particularly research scientists, technical sales professionals and engineers;
•	our ability to protect our intellectual property rights; and
•	the possibility that our owners' interests will conflict with ours or yours.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

THE ACQUISITION

The following contains summaries of certain agreements between affiliates of Suez and Nalco Holdings that were entered into in connection with the Acquisition. Our current ownership structure is summarized on page 29.

General

On August 31, 2003, Nalco Holdings entered into a stock purchase agreement with two wholly-owned subsidiaries of Suez ("Sellers"), a French company. The stock purchase agreement provided for the acquisition by Nalco Holdings of all shares of stock in Ondeo Nalco Company and the Nalco International SAS Subsidiaries for $4,101.5 million in cash, after giving effect to direct costs of the Acquisition, closing date working capital and indebtedness purchase price adjustments and a post-closing working capital and indebtedness purchase price adjustment which was agreed to by us and Suez on March 25, 2004. The Transactions closed on November 4, 2003.

In connection with the Acquisition, funds controlled by The Blackstone Group ("Blackstone"), Apollo Management, L.P. ("Apollo") and GS Capital Partners ("GSCP" and together with Blackstone and Apollo, the "Sponsors") contributed $369.1 million, $369.1 million and $253.7 million, respectively, in exchange for a corresponding percentage of membership interests in Nalco Investment Holdings LLC. In connection with the Acquisition, Dr. William H. Joyce, our Chairman and Chief Executive Officer, contributed $10 million of cash equity to Nalco Investment Holdings LLC in exchange for a corresponding percentage of membership interests in Nalco Investment Holdings LLC. Following the Acquisition, the Sponsors and Dr. Joyce engaged in a series of transactions that ultimately resulted in the exchange of 100% of the membership interests in Nalco Investment Holdings LLC for membership interests in Nalco LLC, which is now the indirect parent of Nalco Investment Holdings LLC, the issuers, Nalco Holdings and Nalco Company. In addition, in June 2004, William J. Roe, Bradley J. Bell, Mark L. Bosanko, Louis L. Loosbrock and certain other members of management invested approximately $8.6 million in Nalco LLC, which was contributed to Nalco Holdings in connection with the Nalco LLC 2004 Unit Plan, in exchange for certain membership interests in Nalco LLC. Dr. Joyce invested an additional $1.2 million in Nalco LLC in May 2004. See "Management—Nalco LLC Unit Plan." The Sponsors and members of management currently beneficially own 100% of the membership interests of Nalco Finance Holdings LLC and 100% of the capital stock of Nalco Financial Holdings Inc. as a result of their ownership of membership interests in Nalco LLC. Nalco Investment Holdings LLC contributed the Sponsors' and Dr. Joyce's equity received by it prior to the Acquisition to Nalco Holdings to partially fund the Acquisition.

As part of the Acquisition, Nalco Holdings made a cash contribution to a newly formed Delaware corporation, NI Acquisition Co., in exchange for 100% of NI Acquisition Co.'s capital stock, and purchased a portion of the common stock of Ondeo Nalco Company from a subsidiary of Suez and a portion of the capital stock of an existing U.S. subsidiary of Nalco Company that is a holding company for certain non-U.S. subsidiaries ("Non-U.S. Holdco"). Nalco Holdings used the remainder of the Sponsors' equity to pay a portion of the Acquisition transaction fees and related expenses. Ondeo Nalco Company used (1) borrowings under its new revolving credit facility, (2) borrowings under its new term loan A senior credit facility, (3) borrowings under its new term loan B senior credit facility and (4) proceeds from the offering of senior notes and senior subordinated notes to redeem all shares of common stock of Ondeo Nalco Company not held by Nalco Holdings, to redeem all shares of Ondeo Nalco Company's preferred stock and to pay all remaining fees and expenses related to the Transactions. The redeemed shares of preferred stock and common stock of Ondeo Nalco Company were cancelled, and as a result, Nalco Holdings became the direct owner of 100% of the outstanding capital stock of Ondeo Nalco Company. Ondeo Nalco Company was renamed Nalco Company in connection with the Transactions.

Immediately following the acquisition of Nalco Company, NI Acquisition Co. made a cash contribution to Non-U.S. Holdco in exchange for substantially all of the capital stock of Non-U.S. Holdco (excluding a small percentage that was retained by Nalco Company and a small percentage that is held by Nalco Holdings). Non-U.S. Holdco then purchased 100% of the capital stock of the Nalco International SAS Subsidiaries. In connection with the Acquisition, certain of Nalco Company's non-U.S. subsidiaries were contributed to Non-U.S. Holdco such that, after completion of the steps of the Acquisition, Nalco Company owns approximately 78% of the equity of Non-U.S. Holdco with NI Acquisition Co. owning the remaining approximately 22%.

The Stock Purchase Agreement

The stock purchase agreement contains customary seller representations and warranties of the Sellers, customary buyer representations and warranties of Nalco Holdings and customary covenants and other agreements between the Sellers and Nalco Holdings.

The stock purchase agreement provides for indemnification for losses relating to specified events, circumstances and matters. The Sellers and Suez, as a guarantor of the Sellers' respective obligations, have agreed to indemnify us from certain liabilities, including:

•	any losses or damages arising from the inaccuracy or breach of any representation or warranty of the Sellers contained in the stock purchase agreement;
•	any losses or damages arising from breaches of the covenants and agreements made or to be performed by the Sellers pursuant to the stock purchase agreement;
•	losses or damages related to specified contingent earn-out liabilities and a specified contractual dispute;
•	specified tax losses or liabilities, including, among others, those associated with the business of the companies being acquired relating to specified tax amounts incurred on or prior to the Acquisition; and
•	losses or damages arising from the failures of the Sellers or their affiliates to comply with certain regulatory requirements in India.

The stock purchase agreement does not allow us to make a claim for indemnification for any loss or damage relating to a breach of a representation or warranty unless the losses or damages for any claim or series of related claims exceed $150,000 (other than for losses relating to specified representations and warranties). The Sellers' indemnification obligations with respect to breaches of representations and warranties are subject to a deductible for the first $30 million in damages (other than for losses relating to specified representations and warranties not subject to the deductible).

If we incur $30 million in damages as a result of breaches of representations and warranties contained in the stock purchase agreement that are subject to the deductible, the Sellers are required to indemnify us for half of the damages between $30 million and $60 million. The Sellers are required to indemnify us for the full amount of all such damages in excess of $60 million up to a $420 million cap (other than for losses arising from breaches of specified representations and warranties to which this cap does not apply). Suez has guaranteed the payment obligations of the Sellers under the indemnification provisions.

Nalco Holdings is also required to indemnify the Sellers from liabilities arising from specified matters, including the inaccuracy or breach of representations or warranties, other than certain specified representations and warranties, by Nalco Holdings in the stock purchase agreement and breaches by Nalco Holdings of its covenants and agreements in the stock purchase agreement. Nalco Holdings' indemnification obligations for breaches of representations and warranties are subject to the same minimum claim threshold, deductible mechanism and cap as the Sellers' indemnification obligations.

Some of these indemnification obligations for each of the Sellers and Nalco Holdings expire as early as April 2005, while others remain indefinitely.

Ancillary Agreements

In addition to the stock purchase agreement, the parties entered into agreements governing certain relationships among the parties after the closing of the Acquisition. These agreements include a noncompetition agreement, a reimbursement agreement relating to the Contribution Agreement between us and The Northern Trust Company, dated November 2, 1999, as amended, a guarantee by Suez of Nalco Company's obligations to The Northern Trust Company, a sublease agreement relating to the sale-leaseback transaction of our headquarters in Naperville, Illinois, a transaction fee agreement and a monitoring fee agreement. See "Certain Relationships and Related Party Transactions" for descriptions of these agreements.

Our Sponsors

The Blackstone Group

The Blackstone Group is a leading investment and advisory firm founded in 1985, with offices in New York, London and Hamburg. Blackstone manages the largest institutional private equity fund ever raised, a $6.5 billion fund raised in 2002. Since it began private equity investing in 1987, Blackstone has raised more than $14 billion in five funds and has invested in over 70 companies. In addition to private equity investments, Blackstone's core businesses include real estate investments, corporate debt investments, asset management, merger and acquisition advisory services, and restructuring and reorganization advisory services.

Apollo Management

Apollo Management, L.P., a private investment firm founded in 1990, has over 30 professionals in New York, Los Angeles and London. Since its inception, Apollo has managed the investment of an aggregate of approximately $17 billion in equity capital, including $13 billion invested in corporate transactions, in a wide variety of industries, both domestically and internationally. Current corporate investments are being made out of Apollo Investment Fund V, a $3.8 billion fund raised in 2002.

GS Capital Partners

GS Capital Partners, 2000 L.P. is the current primary investment vehicle of Goldman, Sachs & Co. for making privately negotiated equity investments. Since 1982, private equity funds affiliated with Goldman, Sachs & Co. have invested or committed to invest over $14 billion in over 500 companies. In total, Goldman, Sachs & Co. has raised approximately $28 billion for equity and mezzanine investments in corporate and real estate opportunities worldwide. The current GS Capital Partners fund and its family of funds was formed in July 2000 with total committed capital of $5.25 billion, $1.6 billion of which was committed by Goldman, Sachs & Co. and its employees, with the remainder committed by institutional and individual investors.

Ownership Structure

The chart below summarizes our ownership and corporate structure.

Sponsor Group and Management
Nalco LLC
Nalco Holding Company
Nalco Investment Holdings LLC
99%
100%
Outstanding senior discount notes
Nalco Finance Holdings LLC (Co-Issuer)
1%
Nalco Finance Holdings II Inc.
Guarantor of Nalco Company's senior notes, senior subordinated notes and senior credit facility (1)
Nalco Holdings LLC
Nalco Finance Holdings Inc. (Co-Issuer)
Senior secured revolving credit facility (2)
Senior secured term loan facilities (3)
Senior and senior subordinated notes (4)
Receivables facility (5)
Nalco Company
NI Acquisition Co.
22%
78%
U.S. Subsidiaries
Non-U.S. Subsidiaries
Holding Company For Other Non-U.S. Subsidiaries
Other Non-U.S. Subsidiaries

(1)	Certain U.S. subsidiaries do not provide guarantees of Nalco Company's indebtedness.

(2)	The revolving credit facility provides for borrowings of up to $250.0 million. As of June 30, 2004, we had no outstanding borrowings under the revolving credit facility. As of June 30, 2004, $34.7 million of standby letters of credit were outstanding under the revolving credit facility. $100.0 million of the revolving credit facility can be made available for borrowings by certain non-U.S. subsidiaries in euros.

(3)	As of June 30, 2004, $1,410.0 million of term loan borrowings were outstanding under our senior credit facilities, including the dollar equivalent of €64.2 million of term loan A borrowings. On June 25, 2004, we repaid $92.0 million of term loan borrowings with proceeds from our new receivables facility.

(4)	Includes $665 million of senior dollar notes, $465 million of senior subordinated dollar notes and the U.S. dollar equivalent of €200 million of senior euro notes and €200 million of senior subordinated euro notes.

(5)	On June 25, 2004 Nalco Company entered into a receivables facility that provides up to $100 million in funding from a commercial paper conduit sponsored by one of the lenders under the senior credit facility. At closing, we received $92.0 million of proceeds, which we used to repay term loans under the senior credit facilities. As of June 30, 2004, Nalco Company had $92.0 million of borrowings outstanding under the receivables facility.

USE OF PROCEEDS

This prospectus is delivered in connection with the sale of notes by Goldman, Sachs & Co. in market-making transactions. We will not receive any of the proceeds from such transactions.

CAPITALIZATION

The following table sets forth the capitalization of Nalco Finance Holdings LLC as of June 30, 2004. The information in this table should be read in conjunction with "The Acquisition," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated and combined financial statements of Nalco Finance Holdings LLC included elsewhere in this prospectus.

June 30, 2004
(unaudited) (dollars in millions)
Cash and cash equivalents	$98.9
Debt:
Senior credit facilities:
Revolving credit facility of Nalco Company(1)	$—
Term loan A facility of Nalco Company(2)	224.0
Term loan B facility of Nalco Company	1,186.0
Senior notes of Nalco Company(3)	908.2
Senior subordinated notes of Nalco Company(3)	708.2
Senior discount notes	467.6
Receivables facility of Nalco Company(4)	92.0
Other debt(5)	48.0
Total debt	$3,634.0
Sponsors' equity(6):	445.0
Total capitalization	$4,079.0

(1)	The revolving credit facility provides for borrowings of up to $250.0 million. As of June 30, 2004, $34.7 million of standby letters of credit were outstanding under the revolving credit facility. $100 million of the revolving credit facility can be made available for borrowings by certain non-U.S. subsidiaries in euros. There were no borrowings under the revolving credit facility at the closing of the Transactions and there were no borrowings outstanding under the revolving credit facility as of June 30, 2004.

(2)	Includes the U.S. dollar equivalent of €64.2 million of term loan A borrowings.

(3)	Includes the U.S. dollar equivalent of €200 million of senior notes and €200 million of senior subordinated notes.

(4)	On June 25, 2004 Nalco Company entered into a receivable facility that provides up to $100 million in funding from a commercial paper conduit sponsored by one of the lenders under the senior credit facility. At closing, we received $92.0 million of proceeds, which we used to repay term loans under the senior credit facilities. As of June 30, 2004 Nalco Company had $92.0 million of borrowings outstanding under the receivable facility.

(5)	Includes $27.8 million aggregate principal amount of 6¼% notes due 2008 issued by Nalco Chemical Company (which is now known as Nalco Company), $4.3 million of indebtedness of certain non-U.S. subsidiaries and $15.9 million of short-term bank overdrafts.

(6)	Equity contributed at the date of closing consisted of an indirect cash equity contribution of $369.1 million from each of Blackstone and Apollo, $253.7 million from GSCP and $10 million from Dr. William H. Joyce, Chairman and Chief Executive Officer. During the six months ended June 30, 2004, Nalco Finance Holdings LLC used the net proceeds of the issuance of the senior discount notes to make a return of capital distribution of approximately $446.9 million to its parent, Nalco Investment Holdings LLC, which in turn made a distribution to the holders of its membership interests. Also during the six months ended June 30, 2004, Nalco LLC received additional capital contributions of $9.8 million, which was comprised of an additional equity investment of $1.2 million by Dr. William H. Joyce and $8.6 million in proceeds from the sale of equity interests to certain officers and key employees under the Nalco LLC 2004 Unit Plan.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information is based on the audited consolidated and combined financial statements of Nalco Finance Holdings LLC and its subsidiaries and the unaudited consolidated and combined financial statements of Nalco Finance Holdings LLC and its subsidiaries appearing elsewhere in this prospectus as adjusted to illustrate the estimated pro forma effects of the Transactions, the senior discount notes offering and the preliminary application of purchase accounting. The unaudited pro forma financial information should be read in conjunction with the consolidated and combined financial statements of Nalco Finance Holdings LLC and other financial information appearing elsewhere in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The unaudited pro forma statement of operations data for the year ended December 31, 2003 give effect to the Transactions and the senior discount notes offering as if they had occurred on January 1, 2003. The unaudited pro forma statement of operations for the six months ended June 30, 2004 give effect to the senior discount notes offering as if it had occurred on January 1, 2003.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. We have engaged independent appraisers to assist in determining the fair values of tangible and intangible assets acquired in the Acquisition; including property, plant and equipment, purchased in-process research and development, tradenames, trademarks, developed technology and customer relationships. We have received preliminary values from the appraisers; however, the final appraisals are not yet complete. We have allocated the total purchase price to the assets and liabilities using estimates of their fair values, based on work performed to date by independent appraisers and actuaries assisting us in determining the fair value of a significant portion of these assets and liabilities, including property, plant and equipment, intangible assets and pension and other post-retirement benefit (OPEB) assets and liabilities. Thus, we have not yet completed the allocation of purchase price and may make further adjustments to the preliminary allocations in subsequent periods.

The unaudited pro forma statements of operations data do not reflect certain charges that we have recorded following the closing of the Transactions. These charges include (1) a non-cash charge for the manufacturing profit added to inventory under purchase accounting which was charged to cost of sales as this inventory was sold in the first three quarters after closing and (2) the one-time costs related to the unused financing commitments which were charged to expense immediately upon closing of the Transactions. The unaudited pro forma statements of operations data do reflect the one-time charges for purchased in-process research and development of $122.3 million that was charged to expense in the six months ended June 30, 2004. In addition, the unaudited pro forma statements of operations data reflect the results of Ondeo Nalco South Africa. In October 2003, Ondeo Nalco Group sold its majority interest in this entity to the minority shareholder for $14.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Combinations, Acquisitions and Divestitures."

The unaudited pro forma financial information is for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the Transactions and the senior discount notes offering been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position.

NALCO FINANCE HOLDINGS LLC
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS DATA
FOR THE YEAR ENDED DECEMBER 31, 2003

	Predecessor Historical	Successor Historical	Transactions and Senior Discount Notes Offering Adjustments		Nalco Finance Holdings Pro Forma
	(dollars in millions)
Net sales	$2,306.5	$460.1	$—		$2,766.6

Operating Costs and Expenses:
Cost of products sold	1,128.0	250.5	(20.1	)(a)	1,358.4
Selling, administrative and research expenses	885.3	173.4	(9.7	)(b)	1,049.0
Impairment of goodwill	244.4	—	—		244.4
Amortization of intangible assets	68.9	15.4	9.2	(c)	93.5
Business optimization expenses	20.3	0.8	—		21.1
Operating expenses	2,346.9	440.1	(20.6)		2,766.4

Operating earnings (loss)	(40.4)	20.0	20.6		0.2
Other income (expense), net	(19.3)	(3.5)	2.9	(d)	(19.9)
Interest income	7.1	0.6	9.2	(e)	16.9
Interest expense	(32.7)	(49.6)	(167.8	)(f)	(250.1)
Earnings (loss) before income taxes	(85.3)	(32.5)	(135.1)		(252.9)

Income tax (provision) benefit	(68.7)	8.3	39.4	(g)	(21.0)
Minority interests	(4.2)	0.1	—		(4.1)
Net income (loss)	$(158.2)	$(24.1)	$(95.7)		$(278.0)

See accompanying notes to unaudited pro forma statement of operations data.

NALCO FINANCE HOLDINGS LLC
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS DATA
FOR THE SIX MONTHS ENDED JUNE 30, 2004

	Historical	Transactions and Senior Discount Notes Offering Adjustments		Nalco Finance Holdings Pro Forma
	(dollars in millions)
Net sales	$1,453.7	$—		$1,453.7

Operating Costs and Expenses:
Cost of products sold	733.7	(14.5	)(a)	719.2
Selling, administrative and research expenses	527.8	—		527.8
Amortization of intangible assets	49.1	—		49.1
In-process research and development	122.3	—		122.3
Business optimization expenses	—	—		—
Operating expenses	1,432.9	(14.5)		1,418.4

Operating earnings (loss)	20.8	14.5		35.3

Other income (expense), net	(5.3)	—		(5.3)
Interest income	5.4	—		5.4
Interest expense	(123.7)	(4.1	)(f)	(127.8)
Earnings (loss) before income taxes	(102.8)	10.4		(92.4)

Income tax (provision) benefit	(19.6)	(5.5	)(g)	(25.1)
Minority interests	(1.9)	—		(1.9)
Net income (loss)	$(124.3)	$4.9		$(119.4)

See accompanying notes to unaudited pro forma statement of operations data.

NALCO FINANCE HOLDINGS LLC
NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS DATA

(a)	Reflects the net adjustment to cost of products sold resulting from non-recurring adjustments to inventory value and increased depreciation costs resulting from purchase accounting as follows (in millions):

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
Inventory step-up (1)	$21.2	$14.5
Depreciation expense (2)	(1.1)	—
Net adjustment to cost of products sold	$20.1	$14.5

(1)	Reflects the $21.2 million ($13.1 million after tax) and $14.5 million ($9.0 million after tax) one-time non-cash charge to cost of sales that we incurred as a portion of the capitalized manufacturing profit added to inventory under purchase accounting and was sold in the period November 4 to December 31, 2003 and the six months ended June 30, 2004, respectively.

(2)	Represents the increase in depreciation expense for the year ended December 31, 2003 from our preliminary allocation of purchase price to property, plant and equipment acquired based on preliminary independent appraisals as follows (in millions):

	Cost of Products Sold	Selling, Administrative and Research Expenses	Total
Pro forma depreciation	$70.6	$43.9	$114.5
Less historical depreciation	(69.5)	(54.8)	(124.3)
Pro forma adjustment	$1.1	$(10.9)	$(9.8)

Buildings are depreciated over estimated average remaining useful lives of 20 years, machinery and equipment over estimated average remaining useful lives of 8 years and computer software over estimated average remaining useful lives of 2 years.

(b)	Reflects the net adjustment to selling, administrative and research expenses for the sublease that we entered into with Suez in November 2003, decreased depreciation and pensions and other postretirement benefits (OPEB) expenses resulting from purchase accounting, and the elimination of charges to Suez as follows (in millions):

Year Ended December 31, 2003
Sublease rent expense (1)	$(8.7)
Depreciation expense (2)	10.9
Pension and OPEB expense reduction (3)	7.9
Charges to Suez (4)	(0.4)
Net adjustment to selling, administrative and research expenses	$9.7

(1)	In December 2002, we entered into a sale-leaseback of our Naperville, Illinois headquarters and research facility that was treated as a financing lease for accounting purposes. Concurrent with the Acquisition, on November 4, 2003, we assigned the lease to another Suez subsidiary that subleased the property back to us. We account for the sublease as an operating lease. This adjustment represents the increase in rent expense that we would have incurred had the sublease of our Naperville, Illinois headquarters and research facility been in place at January 1, 2003.

(2)	Represents the decrease in depreciation expense from our preliminary allocation of purchase price to the property, plant and equipment acquired based on preliminary independent appraisals. See note (a)(2) above.

(3)	Reflects the decrease to pension and other postretirement benefits (OPEB) expense resulting from the elimination of amortization of unrecognized actuarial losses, prior service costs and transition obligations and assets under purchase accounting. See note 15 to the audited consolidated and combined financial statements of Nalco Finance Holdings LLC and Subsidiaries for the year ended December 31, 2003.

(4)	Represents amounts charged to Suez and its affiliates for tax planning and compliance and treasury administration in North America that reduced our administrative expenses on a historical basis. These fees were terminated as a result of the Transactions.

(c)	Represents the increase in amortization expense from our preliminary allocation of purchase price to the intangible assets acquired based on preliminary independent appraisals.

(d)	Represents $2.9 million of management fees that Suez and its affiliates charged to us on a historical basis for general corporate overhead. These fees were terminated as a result of the Transactions.

(e)	We are currently obligated to make contributions pursuant to a contribution agreement between us and the Northern Trust Company, dated as of November 2, 1999. Contributions that we make to our Profit Sharing and Savings Plan satisfy these contribution obligations. The contribution agreement contains a change of control provision that would have been triggered by the Acquisition. Suez executed a guarantee in favor of the trustee of the trust so that the contributions under the contribution agreement were not accelerated. As of the closing of the Acquisition, Suez executed a reimbursement agreement with us that provides that Suez will reimburse us for all profit sharing and 401(k) matching contributions that we or one of our affiliates makes to our Profit Sharing and Savings Plan trust that satisfy its obligations under the contribution agreement. The reimbursement agreement further provides that if the credit rating of Suez falls below a level that is acceptable to the trustee of the trust, Suez or one of its affiliates will provide a letter of credit or other additional financial support acceptable to the trustee in addition to the guarantee. At December 31, 2003 the present value of the contribution obligations receivable was $112.7 million using the 8.5% discount rate specified in the contribution agreement. This adjustment represents interest income on the reimbursement receivable from Suez using the specified 8.5% rate.

(f)	Reflects pro forma interest expense resulting from the Transactions and the senior discount notes offering as follows (in millions):

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
Senior credit facility (1)	$60.2	$—
Senior notes (2)	71.1	—
Senior subordinated notes (2)	64.0	—
Assumed debt (3)	2.7	—
Commitment fees (4)	1.2	—
Total cash interest expense	199.2	—

Senior discount notes (5)	40.6	21.8
Amortization of capitalized debt issuance costs (6)	10.3	—

Total pro forma interest expense	250.1	21.8
Less historical interest expense - Predecessor	(32.7)	—
Less historical interest expense - Successor	(49.6)	(17.7)
Net adjustment to interest expense	$167.8	$4.1

(1)	Reflects pro forma cash interest expense on our new senior credit facility at an assumed interest rate of LIBOR (assumed 1.20%) plus 2.5%.

(2)	Reflects pro forma interest expense on the dollar and euro senior notes at a fixed interest rate of 7.75%, on the dollar senior subordinated notes at a fixed interest rate of 8.875% and on the euro senior subordinated notes at a fixed interest rate of 9.0%.

(3)	Reflects pro forma cash interest expense on our $27.8 million aggregate principal amount of 6¼% notes using a fixed interest rate of 6.25% and on $25.3 million of other assumed debt (including bank overdrafts) of non-U.S. subsidiaries at an assumed blended rate of 3.8%.

(4)	Reflects commitment fees of 0.50% on an assumed $235.0 million average undrawn balance under the revolving credit facility.

(5)	Reflects pro forma non-cash interest expense on the senior discount notes at a fixed interest rate of 9.0%, net of amortization of premiums. Interest on the notes accrues semi-annually.

(6)	Reflects non-cash amortization of capitalized debt issuance costs over the term of the related facility (six years for the revolving credit facility and term loan A facility, seven years for term loan B facility, eight years for the senior notes and ten years for the notes and the senior subordinated notes).

A 1/8% change in interest rates would have an approximately $2 million effect on pro forma interest expense under the senior credit facility:

(g)	Represents the tax effect of the taxable pro forma adjustments, calculated at a 38% effective statutory rate.

Pro Forma Ratio of Earnings to Fixed Charges

For purposes of calculating the pro forma ratio of earnings to fixed charges, earnings represents pro forma earnings from continuing operations before income taxes, less income from equity method investments and capitalized interest, plus minority interest expense, income distributions from equity method investments, amortization of capitalized interest and fixed charges. Fixed charges include interest expense (including amortization of debt issuance costs), capitalized interest, and the portion of operating rental expense which management believes is representative of the interest component of rent expense. Primarily as a result of the goodwill impairment charge of $244.4 million taken by our Predecessor in the period January 1, 2003 to November 3, 2003, pro forma earnings were insufficient to cover fixed charges by $214.4 million for the year ended December 31, 2003.

Pro Forma EBITDA

EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies.

EBITDA

EBITDA, a measure used by management to measure operating performance, is defined as net income plus interest, taxes, depreciation and amortization. Pro forma EBITDA is calculated as follows (in millions):

Pro forma net (loss)	$(278.0)
Interest expense, net	233.2
Income taxes	21.0
Depreciation	114.5
Amortization	93.5
Pro forma EBITDA	$184.2

SELECTED HISTORICAL FINANCIAL DATA

The Successor financial statements include the consolidated audited financial statements of Nalco Finance Holdings LLC and its subsidiaries and the unaudited consolidated and combined financial statements of Nalco Finance Holdings LLC and its subsidiaries.

The Predecessor financial statements include the combined financial statements of Ondeo Nalco Group, which include the consolidated financial statements of Ondeo Nalco Company and the combined financial statements of the Nalco International SAS Subsidiaries.

The following selected historical financial data has been derived from the unaudited consolidated and combined financial statements of Nalco Finance Holdings LLC and its subsidiaries as of and for the six months ended June 30, 2004 and 2003 and the audited consolidated and combined financial statements of Nalco Finance Holdings LLC and its subsidiaries as of December 31, 2003 and 2002 and for the periods from January 1, 2001 to December 31, 2001, January 1, 2002 to December 31, 2002, January 1, 2003 to November 3, 2003 and November 4, 2003 to December 31, 2003 that (other than in the case of the unaudited consolidated and combined financial statements as of June 30, 2003) are included elsewhere in this prospectus. The selected historical financial data as of December 31, 2001 and as of and for the years ended December 31, 2000 and December 31, 1999 has been derived from our unaudited internal financial reporting to Suez.

You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated and combined financial statements included elsewhere in this prospectus.

	Predecessor					Successor	Predecessor	Successor
	Year Ended December 31,				January 1 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
	1999 (1)	2000 (1)	2001	2002
	(unaudited)	(unaudited)					(unaudited)	(unaudited)
	(dollars in millions)
Statement of Operations Data:
Net sales	$601.2	$2,147.1	$2,619.7	$2,644.3	$2,306.5	$460.1	$1,352.7	$1,453.7
Operating costs and expenses:
Cost of product sold			1,283.8	1,281.8	1,128.0	250.5	654.9	733.7
Selling, administrative, and research expenses			1,022.7	973.6	885.3	173.4	531.1	527.8
Impairment of goodwill (2)			—	—	244.4	—	244.4	—
Amortization of intangible assets (2)			171.3	89.2	68.9	15.4	41.3	49.1
Purchased in-process research and development			1.3	—	—	—	—	122.3
Business optimization expenses (3)			172.3	32.8	20.3	0.8	9.7	—
Operating expenses	868.4	2,156.5	2,651.4	2,377.4	2,346.9	440.1	1,481.4	1,432.9
Operating earnings (loss)	(267.2)	(9.4)	(31.7)	266.9	(40.4)	20.0	(128.7)	20.8
Other income (expense), net (4)			(15.1)	0.7	(19.3)	(3.5)	(0.2)	(5.3)
Interest income			8.8	7.8	7.1	0.6	4.3	5.4
Interest expense			(44.4)	(38.5)	(32.7)	(49.6)	(19.5)	(123.7)
Earnings (loss) before income taxes			(82.4)	236.9	(85.3)	(32.5)	(144.1)	(102.8)
Income tax (provision) benefit			1.8	(105.2)	(68.7)	8.3	(40.6)	(19.6)
Minority interests			(3.4)	(3.3)	(4.2)	0.1	(3.0)	(1.9)
Net income (loss)	$(213.6)	$(58.4)	$(84.0)	$128.4	$(158.2)	$(24.1)	$(187.7)	$(124.3)
Statement of Cash Flows Data:
Net cash provided by (used for):
Operating activities			$414.3	$323.1	$144.4	$88.7	$129.6	$125.4
Investing activities			(463.5)	(126.1)	(12.3)	(4,145.1)	(79.9)	(9.7)
Financing activities			133.9	(232.7)	(234.2)	4,130.3	(18.2)	(113.7)

Other Financial Data (unaudited):
EBITDA (5)			$245.7	$488.2	$106.8	$54.5	$(29.9)	$119.6
Non-cash charges included in EBITDA (6)			31.1	31.2	268.7	23.9	262.1	153.0
Unusual items included in EBITDA (7)			9.9	(33.3)	48.5	6.3	8.4	4.5
Capital expenditures, net (8)			114.8	108.3	85.6	15.6	40.4	34.9
Depreciation			124.6	134.7	101.8	22.5	60.7	56.9
Amortization			171.3	89.2	68.9	15.4	41.3	49.1

	Predecessor				Successor	Predecessor	Successor
	As of December 31,				As of December 31, 2003	As of June 30, 2003	As of June 30, 2004
	1999	2000	2001	2002
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$80.0	$71.6	$146.0	$120.5	$100.0	$159.7	$98.9
Working capital (9)	298.6	193.8	208.0	240.8	398.7	326.7	389.2
Property, plant and equipment, net (10)	573.0	821.6	856.2	823.2	865.6	815.7	831.5
Total assets	5,529.3	6,406.6	6,512.2	6,486.4	6,163.8	6,262.1	5,854.8
Total debt (including lease obligation and current portion of long-term debt) (10)(11)	500.0	526.1	859.2	776.2	3,314.7	736.0	3,634.0
Total stockholders' investment	4,264.0	4,011.8	3,734.4	3,689.2	1,069.0	3,558.8	445.0
Off balance sheet receivables facility (11)	—	—	101.0	87.0	—	—	—

(1)	Pursuant to a tender offer completed on November 9, 1999, Suez, through its subsidiary, H2O Acquisition Co., or H2O, acquired virtually all of the outstanding shares of Nalco Chemical Company. In June 1999, Degremont, a Suez subsidiary, acquired Calgon Corporation. The acquisitions are included in Predecessor's operations from the dates of acquisition. Results from

2000 forward reflect the Suez push down of purchase accounting to Nalco Chemical Company. In March 2001, Nalco Chemical Company's name was changed to Ondeo Nalco Company. Because Predecessor reported to Suez in French GAAP in 1999 and 2000, combined US GAAP financial information in a format similar to 2001-2003 is not available.

(2)	We adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. We completed our transitional goodwill impairment evaluation and our first annual impairment evaluation in 2002 and determined that goodwill was not impaired at December 31, 2002. In the six-month period ended June 30, 2003, we took a goodwill impairment charge of $244.4 million based on the price paid in the Acquisition. See note 7 to the audited consolidated and combined financial statements of Nalco Finance Holdings LLC included elsewhere in this prospectus.

(3)	We incurred significant business optimization expenses as a result of the global integration of the Nalco/Exxon Energy Chemicals, L.P. (Nalco/Exxon) joint venture and the implementation of global cost reduction programs in the sales, marketing, manufacturing and support services operations. The costs incurred include severance, asset write-offs, facility closing costs and other items. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Optimization Expenses."

(4)	Other income (expense), net consists of monitoring fees paid to affiliates of the Sponsors, management fees paid to Suez, capital gains/(losses) on the disposals of assets, franchise taxes, equity earnings of unconsolidated subsidiaries, recognized gains and losses on foreign currency transactions and other miscellaneous income (expense). See note 20 to the audited consolidated and combined financial statements of Nalco Finance Holdings LLC and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5)	EBITDA, a measure used by management to measure operating performance, is defined as net income plus interest, taxes, depreciation and amortization.

EBITDA is reconciled to net income (loss) in the following table. Our management believes EBITDA is useful to the investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income (loss) as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The amounts shown for EBITDA as presented herein differ from the amounts calculated under the definition of EBITDA used in our debt instruments. The definition of EBITDA used in our debt instruments is further adjusted for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making certain payments.

The following is a reconciliation of net income (loss) to EBITDA:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
	2001	2002
					(unaudited)	(unaudited)
	(dollars in millions)
Net income (loss)	$(84.0)	$128.4	$(158.2)	$(24.1)	$(187.7)	$(124.3)
Interest expense, net	35.6	30.7	25.6	49.0	15.2	118.3
Income tax (provision) benefit	(1.8)	105.2	68.7	(8.3)	40.6	19.6
Depreciation	124.6	134.7	101.8	22.5	60.7	56.9
Amortization of intangible assets	171.3	89.2	68.9	15.4	41.3	49.1
EBITDA	$245.7	$488.2	$106.8	$54.5	$(29.9)	$119.6

(6)	EBITDA, as defined above, was reduced by the following non-cash charges, each of which is further discussed below:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
	2001	2002
					(unaudited)	(unaudited)
	(dollars in millions)
Impairment of goodwill	$—	$—	$244.4	$—	$244.4	$—
Purchased in-process research and development	1.3	—	—	—	—	122.3
Inventory step-up	—	—	—	21.2	—	14.5
Asset write-offs	17.8	18.3	4.2	—	3.9	—
Profit sharing and 401(k) expense funded by Suez	12.0	12.1	20.0	4.0	11.7	16.0
Other	—	0.8	0.1	(1.3)	2.1	0.2
	$31.1	$31.2	$268.7	$23.9	$262.1	$153.0

Impairment of Goodwill

Goodwill impairment of $244.4 million was recorded by the Predecessor in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill was evaluated for impairment based on the purchase price for the Predecessor.

In-process Research and Development

In-process research and development was a one-time charge of $122.3 million recorded during the six months ended June 30, 2004, as a result of purchase accounting entries related to the Acquisition. The Successor and pro forma statements of operations reflect the in-process research and development. In 2001, we recorded $1.3 million of purchased in-process research and development, resulting from the redemption of Exxon's 40% interest in the Nalco/Exxon joint venture.

Inventory Step Up

As a result of purchase accounting for the Acquisition, we wrote up our inventory to fair value and subsequently charged the write up to cost of sales as the inventory was sold. The Successor statements of operations reflect the inventory step-up in cost of products sold.

Asset Write-Offs

In conjunction with our integration and process improvement initiatives, we wrote off assets consisting primarily of $17.8 million of PORTA-FEED stainless steel containers in 2001 as a result of a physical inventory, $9.6 million of assets related to obsolete software systems in 2002 and a $5.0 million investment in start up ventures in 2003.

Profit Sharing and 401(k) Expense Funded by Suez

In conjunction with the Acquisition, we entered into an agreement with Suez whereby Suez will reimburse us for certain profit-sharing and 401(k) matching contributions made by us to the Profit-Sharing Trust. See note 9 to the audited consolidated and combined financial statements of Nalco Finance Holdings LLC included elsewhere in this prospectus.

Other

Other non-cash charges include the non-cash impact on earnings of our equity investments and minority interests. Successor non-cash charges includes the non-cash portion of rent expense under the sublease that we entered into with Suez in conjunction with the Acquisition. See note 14 to the audited consolidated and combined financial statements of Nalco Finance Holdings LLC included elsewhere in this prospectus.

(7)	In addition to incurring non-cash charges and business optimization expenses, our EBITDA was impacted by the following unusual (income) expenses, each of which is further discussed below:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
	2001	2002
					(unaudited)	(unaudited)
	(dollars in millions)
Pension and OPEB settlement and curtailment	$0.4	$(47.6)	$7.9	$(0.1)	$1.6	$—
Loss (gain) on sales, net of expenses	0.9	(7.8)	12.4	1.1	(0.1)	—
Other unusual items	6.6	19.4	25.7	5.3	5.6	4.5
Suez management fees, net	2.0	2.7	2.5	—	1.3	—
	$9.9	$(33.3)	$48.5	$6.3	$8.4	$4.5

Pension and Other Postretirement Benefits (OPEB) Settlement and Curtailment

In the second half of 2002 we amended our U.S. defined benefit pension plan and our postretirement medical and dental plans, resulting in a non-cash curtailment gain of $49.4 million, partially offset by $1.8 million of settlement charges. In 2003, we incurred $7.8 million of curtailment and settlement charges primarily as a result of the transfer of senior executives back to Suez prior to the Acquisition.

Loss (Gain) on Sales, Net of Expenses

In 2001, we incurred a $9.0 million loss on the sale of Calgon's former headquarters facility that was partially offset by a $7.0 million gain on the sale of our corporate aircraft. In 2002, we sold our performance additives business, resulting in a gain of $12.4 million, and incurred $1.5 million of disposal costs and losses associated with our divestiture of Hydrosan. In 2003, we recorded a loss of $5.3 million on the sale of our South African operations as well as $8.1 million of one-time costs associated with the Acquisition.

Other Unusual Items

Our results were also impacted by the effects of certain other unusual items relating primarily to executive severance and relocation expense of $5.8 million in 2001 and $3.0 million in the six months ended June 30, 2003, consultancy costs for process reengineering studies associated with our cost reduction programs and other consultancy services performed on behalf of Suez; one-time pension and benefit expenses primarily related to the redesign of our Australian benefit plan and the application of regulatory changes in Germany of $4.7 million in 2002; legal and environmental expenses of $6.5 million and $4.2 million in 2002 and 2003, respectively, mainly related to events that occurred prior to Suez's 1999 acquisition of Nalco Chemical Company and litigation costs not covered by our excess liability insurance policy; incremental commissions of $5.4 million in 2003 associated with the reorganization of our sales force incentives; and a $10.4 million termination charge for Ondeo Nalco Group's settlement of an interest rate swap in the period from January 1, 2003 through November 3, 2003. Our results for the six months ended June 30, 2004 were impacted by the effects of certain other unusual items, including $1.1 million of expenses associated with our changing the name of our operating company from Ondeo Nalco Company to Nalco Company, $1.1 million of expenses in connection with the re-audit of our 2001 financial statements, $1.0 million of expenses related to the registration of the publicly tradable senior notes and senior subordinated notes that were exchanged for the privately placed notes issued in connection with the Transactions and $1.3 million for other Transaction-related expenses.

Suez Management Fees, Net

In connection with the Acquisition, agreements under which fees were paid by the Predecessor to Suez, or received from Suez, have been terminated.

(8)	Capital expenditures are net of proceeds from disposal of assets.

(9)	Working capital is defined as current assets (excluding cash and cash equivalents) less current liabilities (excluding short-term debt and current portion of long-term debt) and excluding intercompany balances and is calculated as follows:

	Predecessor		Successor	Predecessor	Successor
	As of December 31,		As of December 31, 2003	As of June 30, 2003	As of June 30, 2004
	2001	2002
				(unaudited)	(unaudited)
	(dollars in millions)
Current assets less current liabilities	$(441.2)	$(275.0)	$446.8	$(93.2)	$470.6
Less cash and cash equivalents	(146.0)	(120.5)	(100.0)	(159.7)	(98.9)
Less related party receivables and payables	(33.3)	48.4	—	29.1	—
Plus short-term debt	828.5	587.9	51.9	550.5	17.5
Working capital as defined	$208.0	$240.8	$398.7	$326.7	$389.2

(10)	As a result of the Acquisition, we have engaged independent appraisers to assist in determining the fair value of property, plant and equipment in connection with our allocation of purchase price. We have received preliminary valuations from the appraisers, which have been included in 2003 and further modified in the six months ended June 30, 2004; however, the final appraisals are not yet complete. In December 2002, Ondeo Nalco Company entered into a sale-leaseback of our Naperville, Illinois headquarters and research facility that was treated as a financing lease for accounting purposes. See note 14 to the audited consolidated and combined financial statements of Nalco Finance Holdings LLC. Concurrent with the Acquisition, on November 4, 2003, the lease was assigned to another Suez subsidiary that subleased the property back to us. We account for the sublease as an operating lease and have excluded the headquarters and research facility from property, plant and equipment.

(11)	Our total debt does not include our historical off balance sheet receivables facility. In December 2001, Ondeo Nalco Company entered into an agreement that allowed it to periodically transfer undivided percentage ownership interests in a revolving pool of most of our U.S. trade receivables to a multi-seller conduit administered by an independent financial institution. The agreement was subject to renewal annually. We account for the transfer of undivided percentage ownership interest in the receivables to the conduit as sales under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Our loss on the sale of the undivided interests in the receivables was $1.8 million in 2002 and is included in interest expense. The undivided interest in receivables that were transferred but not ultimately sold to the conduit ("retained interest") is classified in trade accounts receivable in the balance sheet. The retained interest was $49.0 million at December 31, 2001 and $56.6 million at December 31, 2002. This program was unwound prior to closing. We treat our new receivables facility as a general financing agreement resulting in the funding and related receivables being shown as liabilities and assets, respectively, on our consolidated balance sheet and the costs associated with the receivables facility being recorded as interest expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior to the formation of the issuers. It also discusses periods prior to the consummation of the Transactions. Accordingly, the discussion and analysis of periods prior to the Transactions do not reflect the significant impact that the Transactions have had on us. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk Factors." Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled "Risk Factors," "Unaudited Pro Forma Financial Information," "Selected Historical Financial Data" and the historical consolidated and combined financial statements of Nalco Finance Holdings LLC and its subsidiaries included elsewhere in this prospectus.

Overview

We are the leading global provider of integrated water treatment and process improvement services, chemicals and equipment programs for industrial and institutional applications. We are organized into three divisions which correspond to the end markets we serve: Industrial and Institutional Services, Energy Services and Paper Services. Our products and services are typically used in water treatment applications to prevent corrosion, contamination and the buildup of harmful deposits, or in production processes to enhance process efficiency and improve our customers' end products.

We currently serve more than 60,000 customer locations, representing a broad range of end markets, including aerospace, paper, chemical, pharmaceutical, petroleum, steel, power, food and beverage, medium and light manufacturing, metalworking and institutions such as hospitals, universities and hotels.

Our sales come from three principal sources: the delivery of water treatment and process services; the sale of chemicals; and the sale and rental of equipment. We segregate our sales into two categories for management purposes: contract and non-contract. Contract sales can be in the form of various billing arrangements with our customers, including fixed billings, variable billings based on usage of chemicals or variable billings based on customer production. Pricing for our contract customers is bundled, combining service, chemicals, freight and equipment components. Non-contract sales are derived from sales of services, chemicals and equipment that are billed separately as such products or equipment are shipped or as services are rendered.

Our cost of product sold consists of variable and fixed components. Our variable and fixed costs approximate 84% and 16% of cost of product sold, respectively. Variable costs are proportional to volume and mix and consist principally of materials, overtime, temporary labor, utilities, and gas to manufacture our products. Our fixed costs are not significantly influenced by production volume, in the short term, and consist principally of administrative salaries, wages, benefits, depreciation and other facility-related costs.

Our selling, administrative and research expenses consist of costs incurred in our selling, research and marketing departments and for administrative functions necessary to run the global business such as information systems, human resources, finance, legal and tax.

Business optimization expenses consist of severance, asset write-offs, facility closing costs and other nonrecurring items related to the global integration of the Nalco/Exxon Energy Chemicals, L.P., or Nalco/Exxon, joint venture partnership formed in 1994 between Nalco Chemical Company and the Exxon Chemical division of what is now Exxon Mobil Corporation and the implementation of global cost reduction programs in the sales, marketing, manufacturing and support service functions.

Other income (expense), net consists of monitoring fees paid to the Sponsors, management fees paid to Suez, capital gains (losses) on the disposals of assets, franchise taxes, equity in earnings of unconsolidated subsidiaries, gains and losses on foreign currency transactions, and other miscellaneous income (expense).

Business Environment

Our Markets

Water treatment chemicals and services represented approximately 78% of our Industrial and Institutional Services net sales in 2003. We estimate that the 2003 global market for water treatment chemicals and services in the Institutional and Industrial Services sector was approximately $5.3 billion. Overall, Industrial and Institutional Services' water treatment market growth rates tend to track gross domestic product; however, growth rates vary by end-use segment and region.

We estimate that the global market for Energy Services was approximately $2.9 billion in 2003. The Energy Services market is divided into upstream and downstream segments. We expect that the global Energy Services market will grow at approximately 1% to 2% per year through 2007, with Latin America, Eastern Europe and Asia growing at faster rates than North America and Western Europe.

We estimate that the global market for Paper Services, including water treatment applications, was approximately $7.1 billion in 2003. We expect the global Paper Services market to grow at approximately 1%, with flat growth in North America offset by higher growth in Europe, Asia and Latin America.

We believe that select global participants such as our company will grow at a faster rate than the underlying end markets they serve as they continue to take share from smaller regional participants.

Global Exposure

We conduct business in 130 countries and are exposed to global economic and political changes that could significantly impact our profitability. Historically, however, we have not been significantly impacted by currency fluctuations on a combined global basis. Revenues and costs tend to be incurred in the same currency and therefore substantially mitigate local currency risks. Given our global reach, positive impacts in one region have tended to offset negative impacts in another region. For example, in 2003, the negative impact of the political unrest in Nigeria and the economic decline in Venezuela were offset by a strong euro. In 2002, we were impacted by the unfavorable changes in the euro to dollar exchange rate, but benefited from the currency crisis in Argentina where we increased sales due to our competitors' exit from that market. Our historical performance is not indicative of future performance; however, management is continuously focused on balancing region-specific risks with opportunities. See "—Quantitative and Qualitative Disclosures about Market Risk."

Raw Materials and Commodity Prices

No single raw material accounted for more than 3.5% of our total purchases in 2003. Our performance is not significantly impacted by market price fluctuations of raw materials and commodities we rely on, such as natural gas, propylene, ethylene and crude oil.

Seasonality

Historically, seasonality has not had a significant impact on our net sales.

Impact of the Acquisition and Related Financing Transactions

On November 4, 2003, pursuant to a Stock Purchase Agreement between Nalco Holdings LLC, a Delaware limited liability company, and Suez ("Suez") and certain of its affiliates, Nalco Holdings LLC (the "Successor") acquired the net assets of Ondeo Nalco Group (the "Predecessor"). The aggregate purchase price was $4,101.5 million in cash, after giving effect to direct costs of the Acquisition, closing date working capital and indebtedness purchase price adjustments, and a post-closing working capital and indebtedness purchase price adjustment which was agreed to by us and Suez on March 25, 2004. The purchase price was financed by equity investments totaling $991.9 million from a consortium of private equity funds controlled by The Blackstone Group, Apollo Management, L.P., and investment partnerships affiliated with The Goldman Sachs Group, Inc.; an equity investment of $10.0 million from Dr. William H. Joyce, our Chairman and Chief Executive Officer; term loans of approximately $1,600 million; and the issuance of $665 million aggregate principal amount of 7¾% senior notes due 2011, €200 million aggregate principal amount of 7¾% senior notes due 2011, $465 million aggregate principal amount of 8 7/8% senior subordinated notes due 2013 and €200 million aggregate principal amount of 9% senior subordinated notes due 2013. As a result, our interest expense currently is, and will continue to be, higher than it was prior to the Acquisition.

The Stock Purchase Agreement provided for certain adjustments of the purchase price, including adjustments based on the closing working capital and indebtedness (as both are defined in the Stock Purchase Agreement) of Ondeo Nalco Group at the date of the Acquisition. On March 25, 2004, the company and Suez agreed to a $25.6 million working capital adjustment payable to the company plus interest. This adjustment has not been reflected in the consolidated financial statements as of December 31, 2003. We recorded the purchase price adjustment in 2004 by decreasing goodwill.

We accounted for the Acquisition using the purchase method of accounting and, accordingly, the Acquisition resulted in a new basis of accounting for us. We have allocated the purchase price on the basis of our current estimate of the fair value of the underlying assets acquired and liabilities assumed. We retained third party professionals to assist in the determination of a fair value of our pension and post retirement obligations. We have also engaged independent appraisers to assist in determining the fair values of property, plant and equipment and intangible assets acquired, including purchased in-process research and development, tradenames, trademarks, developed technology and customer relationships. We have received preliminary values from the appraisers; however, the final appraisals are not yet complete. Thus, we have not yet completed our allocation of purchase price and may make further adjustments to the preliminary allocations in subsequent periods. We expect to receive final valuations from the independent appraisals and complete our purchase accounting in the second half of 2004. The excess of the total purchase price over the estimated fair value of the net assets acquired at closing has been allocated to goodwill, and this indefinite lived asset is subject to annual impairment review. Goodwill in the transaction, based on the preliminary allocation of the purchase price, totaled $2,273.1 million. An allocation has been made for the fair value of research and development activities that, as of the date of the Acquisition, had commenced, but had not yet been completed, and have no alternative future use (in-process research and development). In conjunction with the independent appraisers, we have estimated the fair value of in-process research and development and recorded a one-time charge of $122.3 million during the six months ended June 30, 2004 as a result of these preliminary purchase accounting entries related to the Acquisition.

In conjunction with the Acquisition, we are in the process of formulating a plan to exit or restructure certain activities. We have not completed this analysis, but have recorded initial liabilities of $31.6 million, primarily for employee severance and related costs in connection with our preliminary plan to exit or restructure certain activities. As of June 30, 2004, $23.1 million has been charged against this accrual. We expect that we will complete these initial activities by the end of 2004. We also expect to finalize any further plans to exit or restructure activities in 2004, at which time we may record additional liabilities related to these plans.

Business Combinations, Acquisitions and Divestitures

Effective January 1, 2001 Nalco/Exxon redeemed Exxon's interests in the joint venture. As a result of the redemption, Ondeo Nalco Company's interest in Nalco/Exxon increased from 60% to 100%. The purchase price of the acquisition, net of cash acquired, was approximately $359.9 million. Prior to the 40% redemption, Nalco/Exxon was accounted for using the equity method of accounting. We now operate Nalco/Exxon as part of our Energy Services division, and consolidate it in our financial statements. In 2001, Nalco/Exxon's annual sales were approximately $551.3 million.

Since 2001, in line with our strategic plan and investment criteria, we have acquired 14 businesses and disposed of three businesses. Our investment criteria include strategic fit, profitability, estimated return on investment and our ability to integrate the acquired businesses into our organization in order to maximize efficiencies and costs. These 14 recently acquired businesses, net of the three divestitures, had approximately $39.4 million of annual sales based upon the year of acquisition and divestiture.

In October 2003, we sold our majority (50% plus 1 share) interest in our South African subsidiary to the minority shareholder, resulting in a net loss on the sale of $8.6 million.

Business Optimization Expenses

We incurred significant, nonrecurring business optimization expenses as a result of the global integration of our businesses and the implementation of global cost reduction programs in sales, marketing, manufacturing and support service functions, as follows:

	Predecessor			Successor
	Year Ended December 31,		January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
	2001	2002
	(dollars in millions)
2002 business realignment	$—	$8.9	$18.8	$0.8
Nalco/Exxon integration	1.8	7.7	1.5	—
2001 cost reduction and efficiency improvement	33.0	10.6	—	—
Integration – Nalco Chemical Company, Aquazur and Calgon	62.0	5.6	—	—
North American manufacturing process	75.5	—	—	—
	$172.3	$32.8	$20.3	$0.8

Nalco Chemical Company, Aquazur and Calgon Integration

In November 1999, Suez acquired Nalco Chemical Company and combined Nalco Chemical Company with Aquazur and Calgon, two other subsidiaries of Suez and historical competitors of Nalco Chemical Company. In June 1999, Degremont, a Suez subsidiary, acquired Calgon Corporation for $425.0 million. Aquazur was developed over a ten-year period through organic growth and acquisitions in Europe. At the time of Nalco Chemical Company's acquisition by Suez, Nalco Chemical Company had annual sales of $1,606.0 million.

Beginning in 2000, we implemented a strategic plan to integrate the global operations of Nalco Chemical Company, Calgon and Aquazur resulting in significant nonrecurring business optimization expenses. This integration entailed the combination and realignment of the manufacturing, selling, research and administrative support functions of the three businesses to achieve optimum efficiencies and synergies. Charges incurred consisted of consulting and other outside services, certain severance expenses, retention payments, training, travel, advertising, the integration of data processing and information systems and facility closure costs. Activities related to the integration were completed at the end of 2002.

2001 Headcount Reduction

We also implemented a plan during the second half of 2001 to reduce costs and improve efficiency throughout our organization and eliminated approximately 200 positions at Ondeo Nalco Company. Charges incurred included severance and outside consulting costs.

Nalco/Exxon Integration

As a result of acquiring Exxon's interest in the Nalco/Exxon joint venture in 2001, we incurred costs related to integrating the operations of the joint venture with our other operations, including severance, legal and tax fees.

Sales and Marketing Integration

During 2002, we realigned our support for the petroleum, petrochemical, pulp and paper industries to provide integrated process improvement and water treatment sales and service to key customers, primarily in North America. As a result, we incurred expenses for severance, outplacement, and employee relocations for about 100 personnel.

North American Manufacturing Optimization Process

In March 2001, we announced a plan to optimize our manufacturing operations in North America. Among the more significant actions taken as a result of this plan, we shifted a significant amount of production from our Clearing plant in Chicago, Illinois to our Garyville, Louisiana and Ellwood City, Pennsylvania plants. We closed plants in Bayport, Texas; Greer, South Carolina; Jonesboro, Georgia; and Paulsboro, New Jersey. Nearly 170 positions were eliminated as a result of these actions. Charges incurred as a result of plan implementation included asset write-offs, provisions for asset impairments, severance and other related costs. Except for selling the properties that were closed, the plan to optimize North American manufacturing operations was completed as of the end of 2001.

Critical Accounting Policies and Estimates

Revenue Recognition

Non-Contract Billings.    We use a variety of shipping terms that determine the passage of title for our products. We have a policy of monitoring delivery terms and cut-off dates to ensure that revenue is properly recorded. In specific cases, when title passage is based upon ultimate receipt by the customer (FOB destination) using a third-party carrier, it is necessary to estimate the delivery time and the corresponding impact on revenue recognition.

We issue credit memos for a variety of reasons, including product returns, billing and price adjustments. The credit memos are often related to a previous billing event and may impact the amount of revenue recorded. We monitor credit memo activity levels and include an estimate as a component of the revenue recognition reserve.

Contract Billings.    Contract billings are also reviewed as part of the revenue recognition process to align the periodic billings with services performed.

Impairment of Long-Lived Assets Other Than Intangibles

We conduct periodic reviews for idle and under-utilized equipment, and review business plans for possible impairment implications. PORTA-FEED stainless steel containers, utilized to ship chemicals, represent approximately 7.6% of our property, plant and equipment and are managed globally to optimize the delivery of chemicals to customer and company sites around the world. Due to their high mobility, there is a risk that PORTA-FEEDs could be damaged or lost in transit. We perform continuous cycle counts of our PORTA-FEEDs and when such counts are inconsistent with our tracking system, we investigate the discrepancy in order to locate the container. If the PORTA-FEED is not found, we write off the asset immediately.

Goodwill and Other Intangible Assets

Carrying values of goodwill, customer relationships, trademarks, trade names, patents, developed technology and other intangible assets are reviewed periodically for possible impairment using a discounted cash flow approach. The estimates and assumptions we use are consistent with the business plans and estimates we use to manage operations and to make acquisition and divestiture decisions. The use of different assumptions would increase or decrease the estimated value of future cash flows and would have increased or decreased any impairment charge taken. Future outcomes may also differ. If we fail to achieve estimated volume and pricing targets, experience unfavorable market conditions or achieve results that differ from our estimates, then revenue and cost forecasts may not be achieved, and we may be required to recognize additional impairment charges.

Recoverability of Capitalized Software Costs

We capitalize qualifying costs incurred in the acquisition and development of software for internal use, including the costs of the software, materials, consultants, interest, and payroll and payroll-related costs for employees dedicated to the development. We must use our judgment in determining whether the direct costs of materials and services consumed in developing or obtaining internal-use computer software and an employee's time and travel expenses directly associated with developing software are recoverable and should be capitalized. We base our determination on the nature and the extent of the activity that the employee is performing. A significant portion of our capitalized software costs relates to our SAP implementation and is subject to our expectation that the acquired and developed software will be completed and placed in service as anticipated.

Pensions

Accounting for pensions involves the selection of a discount rate and an expected rate of return that we apply to a market-related value of plan assets. This methodology generally reduces the volatility of pension expense that would have otherwise resulted from changes in the value of the pension plan assets and pension liability discount rates. In estimating the discount rate, we look to rates of return on high quality, fixed-income investments that are expected to be available through the maturity dates of the pension benefits and receive one of the two highest ratings given by a recognized ratings agency, and we review the assumption with our actuary.

The assets in the principal domestic pension plan are diversified across equity and fixed income investments. The investment portfolio has target allocations of approximately 64% equity and 36% fixed income. Other assets such as real estate, hedge funds and private equity may be used judiciously to enhance portfolio returns and diversification.

The expected long-term rate of return is established using historical market data for each asset class as well as the target allocation. Historical markets are analyzed and long-term historical relationships between equity and fixed income investments are preserved consistent with the widely accepted capital market principle that assets with higher volatility will generate a greater return over the long run. Active management is employed in most asset classes, which also contributes to the return assumption. The total weighted-average return on each asset class supports our long-term expected rate of return assumption.

We review our long-term rate of return assumptions annually through comparison of our historical actual rates of return with our expectations, consultation with our actuaries regarding the assumptions used by other large companies and consultation with our investment managers regarding their expectations for future returns. While we believe our assumptions of future returns are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pension expense. The expected long-term rate of return is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over three years in determining pension expense.

The net effect of changes in actuarial assumptions and experience has been deferred historically. As a result of the Acquisition and the application of purchase accounting, all unamortized deferrals were eliminated.

Other Postretirement Benefits

Accounting for other postretirement benefits (OPEB) requires the selection of a discount rate and health care cost trend rates used to value benefit obligations. In estimating the discount rate, we look to rates of return on high quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency and we review the assumption with our actuary. We develop our estimate of the health care cost trend rates through review of our recent health care cost trend experience and discussions with our actuary regarding the experience of similar companies.

Environmental

Our business and operations are subject to extensive environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. As with other companies engaged in similar manufacturing activities and providing similar services, some risk of environmental liability is inherent in our operations.

We have been named as a potentially responsible party, or PRP, by the Environmental Protection Agency or state enforcement agencies at three waste sites where some financial contribution is or may be required. These agencies have also identified many other parties who may be responsible for clean up costs at the waste disposal sites. Our financial contribution to remediate these sites is expected to be minor. There has been no significant financial impact on us up to the present, nor is it anticipated that there will be in the future, as a result of these matters. We have made and will continue to make provisions for these costs if our liability becomes probable and when costs can be reasonably estimated.

Our operations at Garyville, Louisiana are the subject of a civil and criminal investigation by the United States Environmental Protection Agency and U.S. Department of Justice which has included interviews with current and former employees and document subpoenas. We believe the investigation may relate to the storage of used acid and leakage from a wastewater treatment tank, but could include other matters. We do not believe that any material contamination resulted from this storage and leakage. Although we believe a grand jury has not been empanelled and we would vigorously contest any criminal claims against us, we cannot predict the outcome of this investigation. We have also been named as a defendant in a number of lawsuits alleging personal injury due to exposure to hazardous substances, including multi-party lawsuits alleging personal injury in connection with our products and services. While we do not believe that based upon present information that any of these suits will be material to us, there can be no assurance that these environmental matters could not have, either individually or in the aggregate, a material adverse effect on our future financial condition or results of operations.

Historically, our expenditures relating to environmental compliance and clean up activities have not been significant. The environmental reserves represent our current estimate of our proportional clean up costs and are based upon negotiation and agreement with enforcement agencies, our previous experience with respect to clean up activities, detailed review of known conditions, and information about other PRPs. The reserves are not reduced by any possible recoveries from insurance companies or other PRPs not specifically identified. Although given the evolving nature of environmental regulations, we cannot determine whether or not a material effect on future operations is reasonably likely to occur, we believe that the recorded reserve levels are appropriate estimates of the potential liability. Although settlements will require future cash outlays, it is not expected that such outlays will materially impact our liquidity position, although there can be no assurance that such impacts could not occur.

Executive Level Overview

During the six months ended June 30, 2004, we generated gains in sales and net income compared to the first six months of 2003. We also made discretionary debt reduction payments of $90.0 million from operating cash flows.

Net sales for the six months ended June 30, 2004 increased 7.5% to $1.45 billion from $1.35 billion for the same period last year. On an organic basis, which excludes the impacts of changes in foreign currency translation rates and acquisitions and divestitures, our sales grew 3.8%.

For the six months ended June 30, 2004, we reported a net loss of $124.3 million compared to a net loss of $187.7 million for the six months ended June 30, 2003. Both periods were impacted by significant non-recurring events, with the $244.4 million goodwill impairment charge in 2003 and the $122.3 million non-cash expense for in-process research and development in 2004, a charge resulting from purchase accounting applied in connection with the Acquisition.

In the first six months of 2004 our sales growth was broadly spread across our customer base. Our Energy Services division delivered a strong 8.1% organic increase, led by oil and gas production service sales. The Industrial and Institutional Services division reported organic growth in sales of 5.1%, and strong organic growth was achieved in the Pacific region. Lingering impacts from 2003 price and contract concessions in North America kept the Paper Services division from contributing to our overall sales growth, although Paper Services sales gained momentum as the year progressed. In light of the net impact of actions in the first half of 2004, we believe the business is growing. However, the flow-through of 2003 price and contract concessions limited this growth.

The first six months of 2004 reflects the progress we have made since the Acquisition. Our sales engineers are focused on delivering results for our customers, which creates good returns for us as well.

Two innovations formally introduced in the six months ended June 30, 2004 delivered strong results. Early sales results were strong for our patent-protected 3D TRASAR cooling water stress management system. In addition, an innovative COIL-FLO HVAC coil cleaning service aimed at improving energy efficiency and air quality in hotels, light manufacturing and several other markets proved successful in trial markets and is now being expanded to the rest of North America.

During the six months ended June 30, 2004, we partnered with Katayama Chemical Inc. to create a joint venture in Japan known as Katayama Nalco. Results of this joint venture are consolidated with our results from June 1, 2004 forward. We expect the joint venture to generate annualized incremental sales of more than $50 million and to be accretive to earnings in its first full year.

This joint venture complements our strategy to improve and expand our core business. Japan is the second largest economy in the world, and we believe that Katayama Nalco will accelerate our growth there by combining Katayama, a strong Japanese brand name and its strong service culture and high customer satisfaction, with our leading technologies and strong customer-focused and innovative culture. We expect Katayama Nalco to become the second largest water treatment provider in Japan.

The gross margin for the six months ended June 30, 2004 declined to 49.5% from 51.6% for the same period last year, with almost half of the change attributable to the sale of inventory that had been revalued at selling prices less costs to sell, as part of purchase accounting at the date of the Acquisition. Mix impacts also contributed to the decline. A few of our business groups that have grown disproportionately more than our other groups typically produce lower gross margins. However, these groups typically also maintain lower selling and service expenses. In addition, we faced increasing raw material and freight costs since the beginning of the year. In groups where a significant percentage of their business is covered by contracts, price increases generally follow behind these cost increases. We have increased prices to offset these costs going forward and additional price increase programs are underway in many business groups. In order to fill the short-term earnings gap created by higher raw material costs, we accelerated the implementation of our cost savings programs.

Although the cost increases affect us, we believe we can manage them through a combination of pricing and cost control programs. We may lag several months behind cost increases in obtaining pricing changes; however, because of the service nature of our business, we believe the impacts are not as substantial as those faced by many chemical companies.

Our businesses are gaining momentum. We are obtaining and holding price increases, but have more to do in this area. We expect to exceed our commitment to reduce the cost of back-office activities by $75 million in 2004, while expanding our investment in sales engineers and targeted research programs. As mentioned above, the accelerated achievement of cost savings has filled any earnings gap that could have resulted from raw material cost increases. We expect this savings program, net of reinvestments, combined with the benefit of higher sales volumes, to result in a decrease of approximately 2 percentage points in our selling, administrative and research expenses to sales ratio in 2004 compared to 2003.

Cash provided by operating activities was $125.4 million for the six months ended June 30, 2004. In the first six months of 2004, we made discretionary debt repayments of $90.0 million on our term loans and paid off the full $15 million borrowed earlier under our revolving credit facility. In addition, we repaid $100.0 million of our term loan debt using $92.0 million of proceeds from a trade accounts receivables securitization that we entered into on June 25, 2004 and $8.0 million of cash on hand. We expect to continue to make discretionary debt payments and we are focusing our free cash flow to debt reduction.

Net capital expenditures of $34.9 million in the six months ended June 30, 2004 were down from the $40.4 million of net capital expenditures during the same period in 2003, but were in line with our expectation that capital expenditures for 2004 will be approximately $100 million. Our SAP information systems project again accounted for the largest portion of our capital expenditures. Outside of that project, we have traditionally done more of our project planning and development in the first half of the year, with capital spending on these projects increasing somewhat in the second half of the year. So while we continue to expect capital spending to be approximately $100 million for the full year, capital spending is likely to be higher in the second half of the year than it was in the first half.

Results of Operations

Six Months Ended June 30, 2004 Compared to the Six Months Ended June 30, 2003

Net sales for the six months ended June 30, 2004 and June 30, 2003 may be compared as follows:

	Predecessor	Successor		Attributable to Changes in the Following Factors
	Six Months Ended
(dollars in millions)	June 30, 2003	June 30, 2004	% Change	Currency Translation	Acquisitions/ Divestitures	Organic
Industrial & Institutional Services	$580.4	$637.3	9.8%	4.7%	—	5.1%
Energy Services	350.3	392.1	11.9%	4.2%	(0.4)%	8.1%
Paper Services	277.0	295.8	6.8%	4.0%	3.2%	(0.4)%
Other	145.0	128.5	(11.4)%	5.2%	(12.6)%	(4.0)%
Net sales	$1,352.7	$1,453.7	7.5%	4.5%	(0.8)%	3.8%

Net Sales.    Net sales for the six months ended June 30, 2004 were $1,453.7 million, a 7.5% increase over the $1,352.7 million reported for the six months ended June 30, 2003. After adjusting for the favorable effects of changes in foreign currency translation rates and the net impact of acquisitions and divestitures, net sales were up 3.8%. The Energy Services division reported organic growth in sales of 8.1% over last year, with strong improvements posted by both of its upstream business groups. Led by its global mining business, the Industrial and Institutional Services division reported a 5.1% organic increase in sales. Paper Services division sales were flat on an organic basis compared to a year ago, as the lingering effect of price and contract concessions in North America in 2003 were offset by new business gained and good growth in Europe. The decision we made last year to reduce certain low-margin business with a major customer was the primary cause of the 4.0% organic decline in "other" sales from a year ago. The effect of this decision also reduced the organic growth of total net sales by 0.7%. Strong organic growth in the Pacific region, partly offset by the effect of higher revenue recognition adjustments, accounted for most of the remaining organic change in "other" sales.

Gross Profit.    Gross profit, defined as the difference between net sales and costs of products sold, of $720.0 million for the six months ended June 30, 2004 increased by $22.2 million, or 3.2%, over the $697.8 million reported for the six months ended June 30, 2003. Adjusted for the favorable effect of changes in foreign currency translation rates and the net unfavorable impact of acquisitions and divestitures, gross profit decreased by $2.4 million, or 0.3%. Expensing a portion of the adjustment made to increase inventories to fair value at the date of the Acquisition during the first quarter unfavorably impacted gross profit by $14.5 million. However, the aforementioned increase in sales volumes favorably impacted gross profit by approximately $27.9 million, which was partly offset by margin erosion due to product mix, raw material costs and freight. Gross profit margin for the six months ended June 30, 2004 declined to 49.5% from 51.6% for the same period last year. The impact of the expensing of a portion of the adjustment made to increase inventories to fair value at the date of Acquisition accounted for nearly half of this decline.

Selling, Administrative and Research Expenses.    Selling, administrative and research expenses for the six months ended June 30, 2004 of $527.8 million decreased by $3.3 million, or 0.6%, from the same period last year. Adjusted for the unfavorable effects of changes in foreign currency translation rates, selling, administrative, and research expenses decreased by $23.1 million, or 4.3%, primarily due to spending reductions launched in the fourth quarter 2003 and tightened spending controls in 2004. The net favorable impact from acquisitions and divestitures also contributed $3.4 million to the change.

Business Optimization Expenses.    Business optimization expenses of $9.7 million for the six months ended June 30, 2003 were mostly attributable to the Predecessor's sales and marketing business realignment launched in 2002.

Amortization of Intangible Assets.    Amortization of intangible assets was $49.1 million and $41.3 million for the six months ended June 30, 2004 and 2003, respectively. The increase resulted from higher amortization of intangible assets as a result of the Acquisition.

In-Process Research and Development.    In-process research and development was a one-time charge of $122.3 million recorded during the six months ended June 30, 2004, as a result of preliminary purchase accounting entries related to the Acquisition. The value of purchased IPR&D was comprised of five ongoing development projects at the date of the Acquisition. Purchased IPR&D was derived by assigning values to those projects identified by management as having economic value, but that had not yet reached technological feasibility and had no alternative future use.

Other Income (Expense), Net.    Other income (expense), net was an expense of $5.3 million and $0.2 million for the six months ended June 30, 2004 and 2003, respectively. Unfavorable changes in foreign currency exchange adjustments of $4.4 million contributed to the deterioration between the two periods. In addition, Suez management fees expensed by the Predecessor for the six months ended June 30, 2003 were $1.5 million, whereas Sponsor monitoring fees for the six months ended June 30, 2004 were $5.7 million. Lower franchise taxes partly offset these unfavorable changes.

Net Interest Expense.    Net interest expense, defined as the combination of interest income and interest expense, of $118.3 million for the six months ended June 30, 2004 increased by $103.1 million from the $15.2 million reported for the six months ended June 30, 2003. The increase is due primarily to the interest charges incurred on the new debt used to finance the Acquisition and the issuance of the senior discount notes.

Effective Tax Rate.    The effective tax rate, excluding the impact of the aforementioned charge for purchased IPR&D and the interest on the senior discount notes issued on January 21, 2004 by Nalco Finance Holdings LLC, was 52.7% for the six months ended June 30, 2004 compared to an effective tax rate of 40.5% for the six months ended June 30, 2003, excluding the impact of the goodwill impairment charge. Nalco Finance Holdings LLC is treated as a partnership for tax purposes. As a result, a portion of its income or losses are directly taxable to, or deductible by, the Sponsors and Dr. Joyce. This adjusted effective tax rate in 2004 is higher than 2003 mostly because of incremental U.S. taxes on the repatriation of non-U.S. earnings.

Minority Interest Expense.    Minority interest expense was $1.1 million lower than the $3.0 million for the six months ended June 30, 2003, due to the sale of the Predecessor's South African subsidiary in 2003.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

The following combined and consolidated statements summarize operations for the years ended December 31, 2003 and December 31, 2002.

	2002	2003
	Predecessor	Predecessor	Successor	Combined	Favorable (Unfavorable)
	Year Ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Year Ended December 31, 2003	Total % Variance vs. 2002
				(unaudited)
	(dollars in millions)
Net sales:
Total	$2,644.3	$2,306.5	$460.1	$2,766.6	4.6%
Industrial and Institutional Services	1,121.3	982.5	203.5	1,186.0	5.8%
Energy Services	702.1	613.2	126.5	739.7	5.4%
Paper Services	544.4	467.9	93.9	561.8	3.2%
All other	276.5	242.9	36.2	279.1	0.9%
Operating costs and expenses:
Cost of product sold	(1,281.8)	(1,128.0)	(250.5)	(1,378.5)	(7.5)%
Selling, administrative and research expenses	(973.6)	(885.3)	(173.4)	(1,058.7)	(8.7)%
Amortization of intangible assets	(89.2)	(68.9)	(15.4)	(84.3)	5.5%
Impairment of goodwill	—	(244.4)	—	(244.4)	—
Business optimization expenses	(32.8)	(20.3)	(0.8)	(21.1)	35.7%
Operating expenses	(2,377.4)	(2,346.9)	(440.1)	(2,787.0)	(17.2)%
Operating earnings (loss)	266.9	(40.4)	20.0	(20.4)	(107.6)%
Other income (expense), net	0.7	(19.3)	(3.5)	(22.8)	(3,357.1)%
Interest income (expense), net	(30.7)	(25.6)	(49.0)	(74.6)	(143.0)%
Earnings (loss) before income taxes	236.9	(85.3)	(32.5)	(117.8)	(149.7)%
% of Sales	9.0%	(3.7%)	(7.1%)	(4.3%)
Income tax benefit (provision)	(105.2)	(68.7)	8.3	(60.4)	42.6%
Minority interests	(3.3)	(4.2)	0.1	(4.1)	(24.2)%
Net income (loss)	$128.4	$(158.2)	$(24.1)	$(182.3)	(242.0)%

Analysis of % Change in Results of Operations — Year 2003 vs. 2002 Favorable (Unfavorable)
		Attributable to Changes in the Following Factors
	Total Variance	Foreign Exchange	Acquisitions/ Divestitures	Operations
Net Sales:
Total	4.6%	5.3%	(0.6)%	(0.1)%
Industrial and Institutional Services	5.8%	5.9%	(0.2)%	0.1%
Energy Services	5.4%	3.3%	0.0%	2.1%
Paper Services	3.2%	4.5%	1.4%	(2.7)%
All other	0.9%	9.7%	(7.1)%	(1.7)%
Gross profit	1.9%	5.3%	(0.5)%	(2.9)%
Selling, administrative and research expenses	(8.7)%	(4.8)%	0.1%	(4.0)%
Amortization of intangible assets	5.5%	(0.1)%	—	5.6%
Business optimization expenses	35.7%	(2.7)%	—	38.4%
Operating earnings (loss)	(107.6)%	9.3%	(2.2)%	(114.7)%
Interest income (expense), net	(143.0)%	(1.8)%	—	(141.2)%
Earnings (loss) before income taxes	(149.7)%	10.5%	(2.8)%	(157.4)%
Income tax benefit (provision)	42.6%	(5.3)%	—	47.9%
Minority interests	(24.2)%	(11.3)%	1.5%	(14.4)%
Net income (loss)	(242.0)%	14.8%	(5.1)%	(251.7)%

Net Sales.    Net sales for the year ended December 31, 2003 were $2,766.6 million, a $122.3 million, or 4.6%, increase over the $2,644.3 million reported for the year ended December 31, 2002. After adjusting for the favorable effects of changes in foreign currency translation rates, net sales were down $18.3 million, or 0.7%, as a result of a $14.7 million net decrease attributable to divestitures and acquisitions, as well as a slight operational decrease of $3.6 million. Several specific volume factors contributed to this operational decrease. Among the most notable were a $16.2 million sales decrease in Venezuela caused by a national strike resulting from political turmoil in that country and a $15.0 million decrease in sales due to paper mill shutdowns in North America caused by customer bankruptcies and lower market demand. Customer attrition in the North American region of Paper Services and the termination of a low-margin chemical management contract in North America accounted for volume declines of $11.0 million and $12.7 million, respectively. Pricing concessions made to Paper Services customers in North America accounted for a $2.5 million decrease in sales. Unspecified volume and price reductions also resulted from the distractions to our sales force and customers caused by the sales reorganizations in North America and the Pacific region and the sale of the Company. However, these shortfalls were offset by positive growth in the upstream market of Energy Services, the Global Mining Business and the Emerging Markets regions of Industrial and Institutional Services, which recorded organic sales growth of $20.2 million, $12.0 million and $6.3 million respectively.

Gross Profit.    Gross profit, defined as the difference between net sales and costs of products sold, of $1,388.1 million for the year ended December 31, 2003 increased by $25.6 million, or 1.9%, over the $1,362.5 million reported for the year ended December 31, 2002. Adjusted for the favorable effects of changes in foreign currency translation rates, gross profit decreased by $46.5 million, or 3.4%. Approximately 46% of this decline was attributable to expensing a portion of the adjustment made to increase inventories to fair value at the date of the Acquisition. Other specific factors that contributed to the decline in gross profit include the net effect of divestitures and acquisitions ($6.4 million), the effect of pricing concessions made to Paper Services customers in North America ($2.5 million), unfavorable mix resulting from increased sales of low margin commodity polymers by Paper Services in North America ($1.9 million), and unfavorable mix between upstream and downstream sales by Energy Services ($3.1 million). Gross profit was also negatively impacted by inventory disposals and PORTA-FEED write-offs of $1.8 million and $1.0 million, respectively. Lower sales volumes accounted for $1.9 million of the decrease in gross profit. Other factors contributing to the gross profit decline include unfavorable mix caused by an increase in legislated Synfuel sales in mining markets served by Industrial and Institutional Services, as well as general price pressures in most markets. Gross profit margin for the year ended December 31, 2003 declined to 50.2% from 51.5% for the same period last year, mostly as a result of the aforementioned factors. The expensing of a portion of the adjustment made to increase inventories to fair value at the date of the Acquisition accounted for nearly two-thirds of the change in gross profit margin.

Selling, Administrative and Research Expenses.    Selling, administrative and research expenses for the year ended December 31, 2003 of $1,058.7 million increased by $85.1 million, or 8.7%, from $973.6 million for the year ended December 31, 2002. Adjusted for the unfavorable effects of changes in foreign currency translation rates, selling, administrative, and research expenses increased by $38.6 million, or 4.0%, primarily due to the non-recurring costs associated with the sale of the company and a non-cash write-off of an asset.

Business Optimization Expenses.    Business optimization expenses for the year ended December 31, 2003 and 2002 were $21.1 million and $32.8 million, respectively. The decrease from last year is due to the completion of various integration processes in 2002, partially offset by costs associated with the sales and marketing business realignment launched in 2002.

Amortization of Intangible Assets.    Amortization of intangible assets was $84.3 million and $89.2 million for the year ended December 31, 2003 and 2002, respectively. The decrease resulted from the preliminary purchase accounting adjustments as a result of the Acquisition.

Goodwill Impairment.    Goodwill impairment of $244.4 million was recorded by the Predecessor during the period from January 1, 2003 through November 3, 2003 in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill was evaluated for impairment based on the purchase price for Ondeo Nalco Group.

Other Income (Expense), Net.    Other income (expense), net was a net expense of $22.8 million and a net income of $0.7 million for the year ended December 31, 2003 and 2002, respectively. This change was primarily attributable to a $10.4 million charge in 2003 resulting from the Predecessor's termination of an interest rate swap due to the Acquisition and a $5.3 million loss on the sale of the Predecessor's South African subsidiary in 2003, and a $12.4 million gain on sale of the additives business in 2002. These unfavorable variations compared to a year ago were partially offset by favorable changes in franchise taxes and foreign currency exchange adjustments.

Net Interest Expense.    Net interest expense, defined as the combination of interest income and interest expense, of $74.6 million for the year ended December 31, 2003 increased by $43.9 million from the $30.7 million reported for the year ended December 31, 2002. The increase is due primarily to the interest charges incurred on the new debt used to finance the acquisition of the Company.

Effective Tax Rate.    The effective tax rate, excluding the impacts of the aforementioned goodwill impairment charge and the sale of the Predecessor's South African subsidiary, was 43.3 % for the year ended December 31, 2003 compared to an effective tax rate of 44.4% for the year ended December 31, 2002. The lower effective tax rate in 2003 was primarily attributable to the release of a contingency accrual after the completion of an audit by local tax authorities at one of the Predecessor's European subsidiaries.

Minority Interest Expense.    Minority interest expense was $0.8 million higher than the $3.3 million for the year ended December 31, 2002, reflecting higher earnings reported by majority-owned subsidiaries in Saudi Arabia and South Africa.

Period from November 4, 2003 to December 31, 2003

For the period November 4, 2003 to December 31, 2003, we generated sales of $460.1 million, with gross profit of $209.6 million and a gross profit margin of 45.6%. Selling, administrative and research expenses were $173.4 million or 37.7% of sales. Amortization of intangible assets was $15.4 million and business optimization expenses were $0.8 million, resulting in operating earnings of $20.0 million or 4.3% of sales. Other expense was $3.5 million and net interest expense was $49.0 million, resulting in a loss before income taxes of $32.5 million or 7.1% of sales. The income tax benefit was

$8.3 million and minority interest income was $0.1 million. Net loss for the period was $24.1 million or 5.2% of sales. Included in the period was a $21.2 million charge to cost of product sold for the write-off of inventory step-up related to purchase accounting. In addition, interest expense includes $15.8 million in bridge financing commitment fees incurred in connection with the Acquisition.

Period from January 1, 2003 to November 3, 2003 Compared to the Year Ended December 31, 2002

The following discussion is for the period from January 1, 2003 to November 3, 2003 compared to a twelve-month period ended December 31, 2003, thus creating significant variances due to the differences in periods. Unless otherwise noted in the discussion, the primary reason for the variances is the inconsistent periods.

Net Sales.    Net sales for the period ended November 3, 2003 were $2,306.5 million, a $337.8 million, or 12.8%, decrease over the $2,644.3 million reported for the year ended December 31, 2002.

Gross Profit.    Gross profit, defined as the difference between net sales and costs of products sold, of $1,178.5 million for the period ended November 3, 2003 decreased by $184.0 million, or 13.5%, over the $1,362.5 million reported for the year ended December 31, 2002.

Selling, Administrative and Research Expenses.    Selling, administrative and research expenses for the period ended November 3, 2003 of $885.3 million decreased by $88.3 million, or 9.1%, from $973.6 million for the year ended December 31, 2002.

Business Optimization Expenses.    Business optimization expenses for the period ended November 3, 2003 and for the year ended December 31, 2002 were $20.3 million and $32.8 million, respectively. The decrease from last year is due to the completion of various integration processes in 2002, partially offset by costs associated with the sales and marketing business realignment launched in 2002.

Amortization of Intangible Assets.    Amortization of intangible assets was $68.9 million and $89.2 million for the period ended November 3, 2003 and the year ended December 31, 2002, respectively.

Goodwill Impairment.     Goodwill impairment of $244.4 million was recorded during the period from January 1, 2003 through November 3, 2003 in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill was evaluated for impairment based on the purchase price for Ondeo Nalco Group.

Other Income (Expense), Net.     Other income (expense), net was a net expense of $19.3 million and a net income of $0.7 million for the period ended November 3, 2003 and the year ended December 31, 2002, respectively. This change was primarily attributable to a $10.4 million charge in 2003 resulting from the termination of an interest rate swap due to the Acquisition and a $5.3 million loss on the sale of the South African subsidiary in 2003, and a $12.4 million gain on sale of the additives business in 2002. These unfavorable variations compared to a year ago were partially offset by favorable changes in franchise taxes and foreign currency exchange adjustments.

Net Interest Expense.     Net interest expense, defined as the combination of interest income and interest expense, of $25.6 million for the period ended November 3, 2003 decreased by $5.1 million from the $30.7 million reported for the year ended December 31, 2002.

Effective Tax Rate.     The effective tax rate, excluding the impacts of the aforementioned goodwill impairment charge and the sale of the South African subsidiary, was 39.8 % for the period ended November 3, 2003 compared to an effective tax rate of 44.4% for the year ended December 31, 2002. The lower effective tax rate in 2003 was primarily attributable to the release of a contingency accrual after the completion of an audit by local tax authorities at one of the European subsidiaries.

Minority Interest Expense.     Minority interest expense was $0.9 million higher for the period ended November 3, 2003, than the $3.3 million for the year ended December 31, 2002, reflecting higher earnings reported by majority-owned subsidiaries in Saudi Arabia and South Africa.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Net Sales.     Net sales were $2,644.3 million in 2002, a $24.6 million, or 0.9% increase from $2,619.7 million reported in 2001. After adjusting for the unfavorable effects of changes in foreign currency exchange rates, net sales increased by $53.3 million, or 2.0%. Approximately $15.8 million of this improvement was due to the net effect of acquisitions and divestitures, with the remaining $37.5 million primarily due to volume growth. The Pacific region reported the largest percentage growth from the previous year, with significant improvement in the pulp and paper market. Other areas of growth included our middle market business in all regions, emerging markets and the upstream business of Energy Services. These increases more than offset reductions in the North American paper market due to customer consolidations and lower market demand.

Gross Profit.     Gross profit increased by $26.6 million, or 2.0% over the $1,335.9 million gross profit reported in 2001. After adjusting for the unfavorable effects of changes in foreign currency exchange rates, gross profit increased by $43.0 million, or 3.2%. Approximately 41% of this improvement is due to the impact of asset write offs charged to cost of product sold during 2001 and about 16% is due to the net effect of acquisitions and divestitures. The remainder is primarily due to sales volume growth. Overall gross profit margin (gross profit as a percentage of sales) for the year 2002 increased to 51.5% from 50.9% in 2001 for the reasons discussed above.

Selling, Administrative and Research Expenses.     Selling, administrative and research expenses for 2002 of $973.6 million decreased by $49.1 million, or 4.8% from $1,022.7 million in 2001. After adjusting for the favorable effects of changes in foreign currency exchange rates, selling, administrative, and research expenses decreased by $47.0 million, or 4.6%. This decrease was mainly due to decisions taken in the second half of 2001 to reduce selling, marketing, and research expenses in North America by approximately $19.0 million. In addition, $5.8 million of nonrecurring executive retention payments were charged to selling, administrative and research expenses in 2001.

Amortization of Goodwill and Acquisition-Related Intangibles.     Amortization of goodwill and acquisition-related intangibles of $89.2 million in 2002 was approximately half the amount for 2001, which primarily resulted from the adoption of SFAS 142 on January 1, 2002. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests.

Business Optimization Expenses.     Business optimization expenses for 2002 were $32.8 million compared to $172.3 million in 2001. This decrease was due to our completion of the Nalco Chemical Company, Aquazur, Calgon integration and our North American manufacturing optimization process. These decreases were partially offset by an increase in costs associated with the ONES integration expense and the initiation in 2002 of the sales and marketing integration expense. See "—Business Optimization Expenses."

Purchased In-Process Research and Development.     Purchased in-process research and development was $1.3 million in 2001, resulting from the redemption of Exxon's 40% interest in the Nalco/Exxon joint venture.

Other Income (Expense), Net.     Other income (expense), net was a net gain of $0.7 million for 2002, which represented a favorable change of $15.8 million from the net charge of $15.1 million in 2001. The change was mainly attributable to changes in gains and losses on the disposal of assets. In 2002, Ondeo Nalco Company sold its performance additives business, realizing a gain of $12.4 million, while 2001 included a $9.0 million loss on the sale of Calgon 's former headquarters facility that was partly offset by a $7.0 million gain on the sale of Ondeo Nalco Company 's corporate aircraft.

Net Interest Expense.     Net interest expense decreased by $4.9 million from 2001 primarily as a result of reduced borrowings and slightly lower interest rates.

Income Tax Provision (Benefit).     Income tax provision (benefit) was a provision of $105.2 million in 2002 compared to a benefit of $1.8 million in 2001. This change mostly resulted from the $319.3 million favorable change in earnings (loss) before income taxes in 2002 from 2001.

Minority Interest Expense.     Minority interest expense was $3.3 million in 2002 versus $3.4 million in 2001.

Liquidity and Capital Resources

Operating Activities.    Historically, our main source of liquidity has been our solid cash flow generated by operating activities. For the six months ended June 30, 2004, cash provided by operating activities was $125.4 million, a $4.2 million decrease from the same period last year. This decrease primarily resulted from higher interest payments in 2004, due to higher debt from the Acquisition, partly offset by lower working capital requirements, reflecting efforts to more effectively manage working capital.

Between January 1, 2001 and June 30, 2004, we generated cumulative operating cash flow of $1,095.9 million. Ondeo Nalco Group had $87.0 million of net cash outflows for its accounts receivable securitization program during 2003. This program was terminated in October 2003. During 2002, Ondeo Nalco Group contributed $90.0 million to the principal domestic pension plan.

We have several noncontributory defined benefit pension plans covering most employees in the United States and those with certain non-U.S. subsidiaries, principally in the U.K. Our funding policy for the U.S. qualified pension plan is generally to contribute an amount equal to the minimum amount contribution under ERISA. We may increase our contribution above the minimum if appropriate to minimize our tax and cash position and the funded position of the plans. Cash contributions for all plans were $19.9 million for 2001, $100.9 million for 2002, including the one-time voluntary contribution of $90.0 million to our U.S. qualified plan that we made in 2002, and $31.2 million for 2003. In the six months ended June 30, 2004, we did not make any contributions to our U.S. pension plan. We contributed $4.1 million to our U.S. pension plan in July 2004, but do not currently plan to make additional contributions to that plan during the remainder of 2004.

Since January 1, 2001, we have contributed a total of $63.0 million to our profit sharing trust related to our Profit Sharing and Savings Plan, $13.0 million in 2001, $11.8 million in 2002, $24.0 million in 2003 and $14.2 million during the first six months of 2004. Under the terms of the stock purchase agreement relating to the Acquisition, until satisfaction of the contribution agreement, the full amount of these contribution requirements will be offset by equivalent payments from Suez to us. Based on current projections, we estimate that the contribution agreement will be satisfied within four to five years. Also, since 2000, we have received cash flow benefits from reduced U.S. taxes attributable to interest deductions on debt incurred to finance Suez's 1999 purchase of Nalco. We will seek to achieve additional cash flow benefits through tax planning strategies.

Investing Activities.     Cash used for investing activities was $9.7 million for the six months ended June 30, 2004. Net property additions of $34.9 million were partly offset by a $25.6 million purchase price adjustment related to the Acquisition. Approximately half of the capital spending was attributable to our information systems project.

Net property additions of $40.4 million accounted for slightly more than half of the $79.9 million of cash used for investing activities by the Predecessor during the six months ended June 30, 2003. The purchase of the remaining 60% of the common shares of Oekophil AG accounted for the $15.0 million net use of cash for business purchases/sales. Other investing activities of $24.5 million were mainly comprised of additional advances to a former related party and an investment in a former affiliated company.

In the period from January 1, 2001 through June 30, 2004, we have cumulatively invested $4,756.7 million for the acquisition of Ondeo Nalco Group, capital expenditures and other completed acquisitions. The investment related to the Acquisition was $4,101.5 million. From 2001 through June 30, 2004, net property additions were $359.2 million. These additions were for investments in field equipment, the North American and European implementation of a global SAP management information system and various other investments in machinery, production and transportation equipment. Investments in business acquisitions, net of divestitures was $412.4 million for the period from January 1, 2001 through June 30, 2004. See "—Business Combinations, Acquisitions and Divestitures" above for further details. Net cash received for notes receivable from related parties was $78.6 million for the period from January 1, 2001 through June 30, 2004.

Net capital expenditures in 2004 are expected to be approximately $100 million. In the six months ended June 30, 2004, we spent $34.9 million on capital expenditures.

Financing Activities.     Net cash used for financing activities totaled $113.7 million during the six months ended June 30, 2004. We made discretionary payments of $90.0 million against our term loan

B facility and repaid the $15.0 million we had borrowed from our revolving credit facility as of the end of 2003. We also used $92.0 million of proceeds from borrowings under our new receivables facility described below and $8.0 million cash on hand to repay $100.0 million of our term loan debt. The $100.0 million repayment was used to make scheduled term loan payments due during the first six months of 2004 as well as discretionary prepayments. We also received $9.8 million of additional capital during the six months ended June 30, 2004. This was the direct result of additional equity received by our ultimate parent company, Nalco LLC, and was comprised of an equity investment of $1.2 million from Dr. William H. Joyce, our Chairman and Chief Executive Officer, and $8.6 million in proceeds from the sale of equity interests to certain officers and key employees under the Nalco LLC 2004 Unit Plan, an equity compensation plan. During the six months ended June 30, 2003, net cash used for financing activities by the Predecessor totaled $18.2 million, reflecting net repayments of debt of $49.6 million and capital contributions of $31.4 million from Nalco International SAS, a former related party owned by Suez.

Net cash provided by financing activities totaled $3,683.6 million during the period from January 1, 2001 through June 30, 2004. During the period from November 4, 2003 through December 31, 2003, we financed the Acquisition through net borrowings of $3,221.7 million and a $1,001.9 million capital contribution from Nalco Holdings LLC's unitholders (which are currently unitholders of Nalco LLC). We paid $92.4 million to obtain that debt financing. Net cash used by Ondeo Nalco Group for financing activities during the period from January 1, 2003 through November 3, 2003 totaled $234.2 million, which was attributable to a net decrease in borrowings of $280.4 million and dividends paid of $29.0 million, partly offset by capital contributions of $77.7 million. During the year ended December 31, 2002, net cash used by Ondeo Nalco Group for financing activities totaled $232.7 million. A net decrease in borrowings of $255.4 million and dividend payments of $122.3 million were partly offset by net proceeds of $144.8 million from the corporate facility sale and leaseback. Net cash provided by financing activities for the Ondeo Nalco Group during the year ended December 31, 2001 totaled $133.9 million, which was attributable to a net increase in borrowings of $282.0 million, partly offset by dividends paid of $148.1 million.

Prior to the Transactions, Ondeo Nalco Group obtained short-term financing in the United States from Suez Finance LP, a finance company operated by Suez to provide funding to its North American subsidiaries, rather than from external sources. In December 2001, Ondeo Nalco Group entered into a $150.0 million off-balance sheet accounts receivable securitization facility that allowed it to periodically transfer undivided interests in most of its U.S. trade receivables. This facility was terminated in October 2003 in anticipation of the sale of Ondeo Nalco Group by Suez.

Since the Transactions, we have been highly leveraged. Our liquidity requirements are significant, primarily due to debt service requirements as well as research and development and capital investment. Our primary source of liquidity will continue to be cash flow generated from operations, but we also have availability under a $250 million revolving credit facility and a $100 million receivables facility, in each case, subject to certain conditions. We believe that our financial position and financing structure will provide flexibility in worldwide financing activities and permit us to respond to changing conditions in credit markets.

Senior credit facilities.    Our revolving credit facility is part of our senior credit facilities. Our senior credit facilities also include a $300 million term loan A facility (which includes an €88.0 million tranche) maturing on November 4, 2009 and a $1,300 million term loan B facility maturing on November 4, 2010. Borrowings under the senior credit facilities bear interest at a floating base rate plus an applicable margin. The applicable margin for borrowings under the revolving credit facility and the term loan A facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR or Eurocurrency borrowings and may be reduced subject to our attaining certain leverage ratios. The applicable margin for borrowings under the term loan B facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR or Eurocurrency borrowings. The applicable margin for borrowings under the term loan B facility is not subject to adjustment.

In addition to paying interest on outstanding principal under the senior credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments at a rate equal to 0.50%. We also pay customary letter of credit fees.

The term loan A facility will amortize each year in quarterly amounts at a rate of 5% per annum in year one, 10% per annum in year two, 15% per annum in year three, 20% per annum in year four and 25% per annum in each of years five and six. In addition to making $7.8 million of scheduled repayments due for the first six months of 2004, we repaid an additional $75.1 million mostly using proceeds from the accounts receivable securitization facility.

The term loan B facility will amortize each year in an amount equal to 1% per annum in equal quarterly installments for the first six years and nine months, with the remaining amount payable on November 4, 2010. In addition to making $6.5 million of scheduled repayments due for the first six months of 2004, we made discretionary payments of $90.0 million using cash generated from operations and repaid an additional $17.5 million mostly using proceeds from the accounts receivable securitization facility.

Principal amounts outstanding under the revolving credit facility will be due and payable in full at maturity on November 4, 2009. In the six months ended June 30, 2004, we repaid the $15.0 million balance on our revolving credit facility. As of June 30, 2004, we had no borrowings outstanding under our revolving credit facility.

The senior credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability and our subsidiaries' ability, including Nalco Company, to sell assets, incur additional indebtedness or issue preferred stock, repay other indebtedness (including the notes), pay dividends and distributions or repurchase certain capital stock, create liens on assets, make investments, loans or advances, make certain acquisitions, engage in mergers or consolidations, enter into sale and leaseback transactions, engage in certain transactions with affiliates, amend certain material agreements governing our indebtedness, including the notes, change the business conducted by us and our subsidiaries (including Nalco Company) and enter into hedging agreements. In addition, the senior credit facilities require Nalco Company to maintain the following financial covenants: a maximum total leverage ratio, a minimum interest coverage ratio and a maximum capital expenditures limitation. We were in compliance with all covenants at June 30, 2004.

Senior discount notes, senior notes and senior subordinated notes.    As part of the Transactions, in November 2003, Nalco Company issued $665 million aggregate principal amount of 7¾% U.S. dollar-denominated senior notes due 2011, €200 million aggregate amount of 7¾% euro-denominated senior notes due 2011, $465 million aggregate principal amount of 8 7/8% U.S. dollar-denominated senior subordinated notes due 2013 and €200 million principal amount of 9% euro-denominated senior subordinated notes due 2013.

On January 21, 2004, Nalco Finance Holdings LLC and Nalco Finance Holdings Inc. issued $694.0 million aggregate principal amount at maturity of 9.0% senior discount notes due 2014. Prior to February 1, 2009, interest will accrue on the notes in the form of an increase in the accreted value of such notes. The accreted value of each note will increase from the date of issuance until February 1, 2009 at a rate of 9.0% per annum, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on February 1, 2009. Cash interest payments on the notes will be due and payable beginning in 2009. The issuers' primary source of liquidity for such payments will be cash flow generated from the operations of their subsidiaries, including Nalco Holdings and Nalco Company. However, the terms of Nalco Company's senior credit agreement fully prohibit Nalco Holdings and its subsidiaries from paying dividends or otherwise transferring their assets to the issuers. In addition, the terms of the indentures governing the existing senior notes and senior subordinated notes of Nalco Company significantly restrict Nalco Company and the issuers' other subsidiaries from paying dividends, making distributions and otherwise transferring assets to the issuers. For example, the ability of Nalco Company to make such payments is governed by a formula based on 50% of its consolidated net income (which, as defined in such indentures, excludes impairment charges, amortization charges from purchase accounting and any after-tax extraordinary, unusual or nonrecurring gains and losses). In addition, as a condition to making such payments to the issuers based on such formula, Nalco Holdings must have an Adjusted EBITDA to interest expense ratio of at least 2.0 to 1 after giving effect to any such payments. Notwithstanding such restrictions, such indentures permit an aggregate of $50.0 million of such payments to be made whether or not there is availability under the formula or the conditions to its use are met.

The indentures governing the senior discount notes, the senior notes and senior subordinated notes limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase certain capital stock;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	limit dividends or other payments by our restricted subsidiaries;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

Subject to certain exceptions, the indentures governing the senior discount notes, the senior notes and senior subordinated notes permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Covenant compliance.    The breach of covenants in our senior credit agreement that are tied to ratios based on Adjusted EBITDA could result in a default under that agreement and the lenders could elect to declare all amounts borrowed due and payable. Any such acceleration would also result in a default under our indentures. Additionally, under our debt agreements, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Adjusted EBITDA.

Adjusted EBITDA is used to determine our compliance with many of the covenants contained in the indentures governing the notes and in our senior credit agreement. Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under the indentures and our senior credit facility. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors to demonstrate compliance with our financing covenants.

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004	Pro Forma Year Ended December 31, 2003	Pro Forma Six Months Ended June 30, 2004
	2001	2002
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in millions)
EBITDA	$245.7	$488.2	$106.8	$54.5	$(29.9)	$119.6	$184.2	$134.1
Non-cash charges (1)	31.1	31.2	268.7	23.9	262.1	153.0	273.9	138.5
Business optimization expenses (1)	172.3	32.8	20.3	0.8	9.7	—	21.1	—
Unusual items (1)	9.9	(33.3)	48.5	6.3	8.4	4.5	52.3	4.5
Other adjustments (2)	(0.8)	(2.1)	(3.4)	1.5	(2.2)	3.7	(3.6)	3.7
Cost savings (3)	30.0	30.0	25.0	5.0	15.0	—	30.0	—
Adjusted EBITDA	$488.2	$546.8	$465.9	$92.0	$263.1	$280.8	$557.9	$280.8

(1)	We are required to adjust EBITDA for non-cash charges, business optimization expenses and other unusual items. See notes 2, 6 and 7 to the consolidated and combined financial statements of Nalco Finance Holdings LLC for the year ended December 31, 2003 and note 2 to the consolidated and combined financial statements of Nalco Finance Holdings LLC for the six months ended June 30, 2004 for more information.

(2)	We are required to make adjustments to EBITDA for monitoring fees paid to the Sponsors, franchise taxes, 401(k) matching contributions and other pro forma adjustments. These pro forma adjustments include purchase accounting for pensions and the incremental cash rent expense we will incur under our sublease with Suez.

(3)	Our financing agreements also permit us to adjust EBITDA on a pro forma basis for certain cost savings that we expect to achieve. We have initiated a comprehensive cost reduction plan which we expect will yield savings in 2004 of at least $75 million compared to 2003. We expect our cost reduction plan to achieve incremental efficiencies through work process redesign and other targeted cost improvement programs, which address inefficiencies in our administrative and overhead functions, as well as other support functions around the world.

Our covenant levels and ratios for the four quarters ended June 30, 2004 are as follows:

	Covenant Level at June 30, 2004		Ratios
Senior credit facility (1)
Minimum Adjusted EBITDA to cash interest ratio	1.65	x	3.04	x
Maximum net debt to Adjusted EBITDA ratio	6.75	x	5.33	x
Indentures (2)
Minimum Adjusted EBITDA to fixed charge ratio required to incur additional debt pursuant to ratio provisions	2.00	x	2.78	x

(1)	Our senior credit facility requires us to maintain an Adjusted EBITDA to cash interest ratio starting at a minimum of 1.65x and a net debt to Adjusted EBITDA ratio starting at a maximum of 6.75x, in each case for the most recent four quarter period. Failure to satisfy these ratio requirements would constitute a default under the senior credit agreement. If our lenders failed to waive any such default, our repayment obligations under the senior credit agreement could be accelerated, which would also constitute a default under our indentures.

(2)	Our ability to incur additional debt and make certain restricted payments under our indentures, subject to specified exceptions, is tied to an Adjusted EBITDA to fixed charge ratio of at least 2.0 to 1, except that we may incur certain debt and make certain restricted payments and certain permitted investments without regard to the ratio, such as up to an aggregate principal amount of $1,950.0 million (including $1,410.0 million that was outstanding under our term loan facilities as of June 30, 2004) and investments in similar businesses and other investments equal to 6% of Nalco Holdings consolidated assets.

Local lines of credit.    Certain of our non-U.S. subsidiaries have lines of credit to support local requirements. As of June 30, 2004, the aggregate outstanding balance under these local lines of credit was approximately $18.7 million. Certain of these lines of credit are equally and ratably secured with obligations under our senior credit facilities.

Receivables facility.    Nalco Company entered into a receivables facility on June 25, 2004 that provides up to $100.0 million in funding from a commercial paper conduit sponsored by JPMorgan Chase Bank, one of the lenders under Nalco Company's senior credit facilities, based on availability of eligible receivables and satisfaction of other customary conditions. At the closing, we received $92.0 million in proceeds, which we used to repay term loans under the senior credit facilities.

In connection with the receivables facility we established a wholly-owned consolidated bankruptcy-remote special purpose subsidiary, Nalco Receivables LLC (the "transferor"), to which Nalco Company and one of its domestic subsidiaries (the "sellers") sells trade accounts receivables (the "receivables") pursuant to a receivables purchase agreement. Pursuant to a receivables transfer agreement, the transferor then transfers an undivided interest in the purchased receivables to the commercial paper conduit or the related bank sponsor (the "transferees") in exchange for cash. The transferor's purchase of receivables from the sellers is financed through the simultaneous transfer of this undivided interest in the purchased receivables, together with cash contributed to it by Nalco Company and the advances made by the sellers under an intercompany note.

Nalco Company, as the receivables collection agent, services, administers and collects the receivables under the receivables transfer agreement for which it receives a monthly servicing fee at a rate of 1% per annum of the average daily outstanding balance of receivables. The receivables facility fees include a usage fee that varies based upon our leverage ratio as calculated under the senior credit facilities and is currently 1.10% of the amount funded. In addition, the transferor is required to pay a fee on the unused portion of the receivables facility that varies based upon the same ratio and is currently 0.35% of the unused portion of the commitments. These rates are per annum and payments of these fees are made to the lenders on the monthly settlement date.

Availability of funding under the receivables facility depends primarily upon the outstanding trade accounts receivable balance from time to time. Aggregate availability is determined by using a formula that reduces the gross receivables balance by factors that take into account historical default and dilution rates, excessive concentrations and average days outstanding and the costs of the facility. Based on the terms of this facility and on the criteria described above, as of June 25, 2004, approximately $129.1 million of our accounts receivable balance was considered eligible for financing under the program, of which approximately $92.5 million would have been available for funding. As of June 25, 2004, we had $92.0 million of outstanding borrowings under this facility.

This facility is treated as a general financing agreement resulting in the funding and related receivables being shown as liabilities and assets, respectively, on our consolidated balance sheet and the costs associated with the receivables facility being recorded as interest expense.

Contractual Obligations and Commitments

The following table summarizes our expected cash outflows resulting from our contractual obligations as of December 31, 2003.

	Payments Due By Period
	Total	2004	2005 to 2006	2007 to 2008	2009 and Beyond
	(dollars in millions)
Contractual Obligations:
Debt obligations:
Principal	$3,292.1	$29.2	$105.3	$194.3	$2,963.3
Interest	1,613.6	204.7	395.2	384.2	629.5
Total debt obligations	$4,905.7	$233.9	$500.5	$578.5	$3,592.8
Operating lease obligations (1)	270.0	14.8	23.5	19.7	212.0
Purchase obligations (2)	—	—	—	—	—
Other long-term liabilities (3)(4)	347.3	—	114.8	86.1	146.4
Total	$5,523.0	$248.7	$638.8	$684.3	$3,951.2

(1)	Represents future minimum rental payments related to administrative, research, manufacturing, and warehouse facilities. Operating leases are also in place for vehicles and office equipment, the amounts of which are not readily available.

(2)	Excluded from the table are open purchase orders for raw materials and supplies used in the normal course of business, supply contracts with customers, distribution agreements, joint venture agreements and other contracts without express funding requirements.

(3)	Does not reflect obligations under the Contribution Agreement relating to our Profit Sharing and Savings Plan, for which Suez has agreed to reimburse us.

(4)	The amounts in long-term liabilities represent our expected minimum pension funding requirements for the principal domestic defined benefit pension plan through 2013. Amounts beyond 2013 are not reasonably estimable.

Our contractual obligations and commitments over the next several years are significant. Our primary source of liquidity will continue to be cash flow generated from operations. In the period January 1, 2001 through June 30, 2004 our cumulative cash flow from operations was $1,095.9 million. We have availability under a $250 million revolving credit facility to assist us, if required, in meeting our working capital needs and other contractual obligations. This multi-year revolving credit facility matures in November 2009. If our cash flow from operations is insufficient to fund our debt service and other obligations, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness, including the notes. At June 30, 2004, there were no outstanding borrowings under the $250 million revolving credit facility, other than $34.7 million of outstanding letters of credit.

Working capital at June 30, 2004 was comprised of:

(dollars in millions)
Cash	$98.9
Accounts receivable, net of allowances	498.3
Inventories	278.1
Prepaid expenses, taxes and other current assets	93.2
$968.5
Less:
Accounts payable	$(187.7)
Short term debt	(17.5)
Other current liabilities	(292.7)
$(497.9)
Working capital	$470.6

We believe that cash flow generated from operations and our borrowing capacity will be adequate to meet our obligations and business requirements. Our ability to fund these items and to reduce debt may be affected by general economic, financial, competitive, legislative and regulatory factors, and the cost of litigation claims, among other things.

The following table summarizes our expected cash outflows resulting from commercial commitments as of December 31, 2003. Commercial commitments include lines of credit, guarantees and other potential cash outflows resulting from a contingent event that requires our performance pursuant to a funding commitment.

	Amount of Commitment Expiration Per Period
	Total	2004	2005 to 2006	2007 to 2008	2009 and Beyond
	(dollars in millions)
Commercial Commitments:
Standby letters of credit (1)	$44.7	$41.9	$2.7	$0.1	$—
Guarantees	—	—	—	—	—
Other commercial commitments	5.6	2.0	3.6	—	—
Total	$50.3	$43.9	$6.3	$0.1	$—

(1)	The final maturity of current instruments is subject to annual renewal.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to inherent risks attributed to operating in a global economy. We may utilize derivative financial instruments as necessary to manage foreign currency exchange rate risks. We manage foreign currency exchange risk arising from financial activities pursuant to our written corporate policy. Forward contracts and, occasionally, swaps and options are utilized to protect these cash flows from adverse movements in exchange rates, and we account for these instruments by marking them to market at each balance sheet date. In addition, we use certain foreign currency debt as a hedge of the foreign currency exposure of a portion of our net investment in foreign operations.

Upon issuance, we designated the €200.0 million aggregate principal amount of 7¾% senior notes due 2011, the €200.0 million aggregate principal amount of 9% senior subordinated notes due 2013, and the €88.0 million term loan as a hedge of our net investment in subsidiary companies whose assets, liabilities, and operations are measured using the euro as their functional currency. Because of the high degree of effectiveness between the hedging instruments and the exposure being hedged, fluctuations in the value of the euro-denominated debt due to exchange rate changes are offset by changes in the net investment. Accordingly, changes in the value of the euro-denominated debt are recognized in foreign currency translation adjustment, a component of accumulated other comprehensive income, to offset changes in the value of our net investment in subsidiary companies whose financial statements are measured using the euro as their functional currency.

We formally assess, on a quarterly basis, whether the euro-denominated debt is effective at offsetting changes in the value of the underlying exposure. For the six months ended June 30, 2004, we recorded a $23.1 million non-cash pretax gain in the accumulated foreign currency translation adjustment account related to this hedge. No hedge ineffectiveness was recorded in income.

We also manage operational (transactional) foreign currency risk, particularly in emerging markets, by closely managing both pricing and raw material sourcing. Risks associated with foreign exchange translation exposures are not hedged.

We have exposure to fluctuations in foreign currency exchange rates. Based on our derivative foreign currency instruments outstanding at December 31, 2003, a 10% uniform strengthening or weakening in the value of the U.S. dollar relative to the currencies in which those derivative foreign currency instruments are denominated would result in a gain or loss in fair values of less than $2.0 million.

Our sensitivity analysis of the effects of the changes in interest rates and foreign currency exchange rates do not reflect the effect of such changes on the related hedged transactions or on other operating transactions. The analysis also does not factor in a potential change in the level of variable rate borrowings or derivative instruments outstanding that could take place if these hypothetical conditions prevailed.

We are exposed to credit loss in the event of nonperformance by the other party to the derivative financial instruments. We limit this exposure by entering into agreements directly with a number of major financial institutions that meet our credit standards and that are expected to satisfy fully their obligations under the contracts. We view derivative financial instruments as a risk management tool and do not use them for speculative or trading purposes.

At June 30, 2004, we had $1,516.4 million of variable rate debt. A 1% increase in the average interest rate would increase future interest expense by approximately $15.2 million per year.

Recent Accounting Pronouncements

In January 2004, the Financial Accounting Standards Board (FASB) issued Staff Position 106-1 (FSP 106-1), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Regardless of whether a sponsor elects that deferral, FSP 106-1 requires certain disclosures in financial statements for fiscal years ending after December 7, 2003 pending further consideration of the underlying accounting issues. We have elected to defer financial recognition of this legislation and have included the required disclosures in note 15 to the consolidated and combined financial statements of Nalco Finance Holdings LLC.

In December 2003, the FASB issued revised Statement of Financial Accounting Standards (SFAS) No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. The revised SFAS No. 132 requires additional disclosures about the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This Statement is effective for financial statements with fiscal years ending after December 15, 2003. The adoption of the revised SFAS 132 did not impact our financial position or results of operations, and the additional disclosures are included in note 15 to the consolidated and combined financial statements of Nalco Finance Holdings LLC.

In December 2003, the FASB issued FASB Interpretation No. 46R (FIN 46R), Consolidation of Variable Interest Entities, to address certain implementation issues and to make technical corrections to the original interpretation issued in January 2003. FIN 46R establishes conditions under which an entity must be consolidated based upon variable interests rather than voting interests. Variable interests are ownership interests or contractual relationships that enable the holder to share in the financial risks and rewards resulting from the activities of a Variable Interest Entity (VIE). A VIE can be a corporation, partnership, trust, or any other legal structure used for business purposes. An entity is considered a VIE under FIN 46R if it does not have an equity investment sufficient for it to finance its activities without assistance from variable interests, if its equity investors do not have voting rights, or if the voting rights of equity investors are not proportionate to their economic rights. FIN 46R requires us to consolidate VIEs for which we are the primary beneficiary and to disclose certain information about significant variable interests we hold. The primary beneficiary of a VIE is the entity that receives the majority of the entity's expected losses, residual returns, or both. FIN 46R is effective March 31, 2004 for VIEs except special purpose entities for which the effective date is December 31, 2003. We do not believe we have special purpose entities within the scope of FIN 46R, but we continue to evaluate our equity method investments to determine whether these entities are VIEs pursuant to the revised interpretation; however, we do not expect the adoption of FIN 46R to have a material effect on our financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not, and is not expected to, have a material impact on our financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies the requirement for recognition of a liability by a guarantor at the inception of the guarantee based on the fair value of the obligation undertaken in issuing the guarantee. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Adoption of these provisions did not have a material impact on our financial position or results of operations. The disclosure requirements of FIN 45 were effective for financial statements of interim or annual periods ending after December 15, 2002.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement is intended to achieve consistency in timing of recognition between exit costs, such as one-time employee separation benefits and contract termination payments, and all other costs. Under preexisting literature, certain costs associated with exit activities were recognized when management committed to a plan. Under SFAS No. 146, costs are recognized when a liability has been incurred under general concepts. For instance, under preexisting literature, plant closure costs would be accrued at the plan commitment date. Under SFAS No. 146, these costs would be recognized as closure activities are performed. These provisions could be expected to have the general effect of delaying recognition of certain costs related to restructuring programs. We adopted SFAS No. 146 with respect to exit or disposal activities initiated after December 31, 2002, and the adoption did not have a material impact on our financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under SFAS No. 143, the fair value of a liability for an asset retirement obligation should be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the related long-lived asset. Changes in the liability due to the passage of time are recognized as an operating expense, and the capitalized cost is depreciated over the useful life of the related asset. We adopted SFAS No. 143 effective January 1, 2003. Adoption of SFAS No. 143 had no impact on our financial position or results of operations. No asset retirement obligations were recorded at December 31, 2003, since information concerning potential settlement dates of any obligations is unknown.

INDUSTRY OVERVIEW

We provide integrated water treatment and process improvement services, chemicals and equipment programs for industrial and institutional applications. We compete in three primary markets: Industrial and Institutional Services, Energy Services and Paper Services.

Industrial and Institutional Services

Industrial and Institutional Services provides water treatment chemicals and services and process chemicals and services across a broad spectrum of industries and institutions.

Our water treatment chemicals and related services serve the water and waste treatment needs of industrial, institutional and municipal customers. Water treatment applications, which include boiler water, cooling water, influent and wastewater applications, are designed to control corrosion, scale, deposit formation and microbiological growth. Customers use water treatment programs to extend the useful life of their assets, minimize downtime of their facilities and conserve water and energy. Typical end markets served include aerospace, chemical, pharmaceutical, steel, power, food and beverage, medium and light manufacturing, metalworking and institutions such as hospitals, universities and hotels.

Process chemicals and services are used to enhance the performance and productivity of numerous processes across a variety of industry segments, including mining, metalworking, electronics and personal care ingredients. In the mining and mineral process industry, process chemicals and services are used for multiple process applications and include products for dust, scale and corrosion control and other separation and filtration needs. Process chemicals for metalworking are used in the automotive and durable goods segments and include products such as cleaners, coatings and lubricants. Colloidal silicas are used in investment casting, wafer polishing, and coatings for the electronics industry. Cosmetic ingredients are used to improve the stability and performance of skin and hair care products. Process chemicals also include a variety of odor control products used in institutional and industrial applications.

Water treatment chemicals and services represented approximately 78% of our Industrial and Institutional Services net sales in 2003. We estimate that the 2003 global market for water treatment chemicals and services in the Institutional and Industrial Services sector was approximately $5.3 billion, excluding the approximately $1.2 billion market for water treatment chemicals included in the Energy Services and Paper Services markets. Overall, Industrial and Institutional Services' water treatment market growth rates tend to track gross domestic product, however growth rates vary by end-use segment and region. For example, we expect that from 2003 through 2007, regional growth will range from approximately 1% to 2% in North America and Europe and from approximately 2.5% to 5% in emerging markets such as Latin America, Eastern Europe and the Pacific region. We believe growth will result not only from an increase in manufacturing activity in these regions, but also from increased penetration of currently under-served markets. Customers in these emerging markets are becoming increasingly aware of the benefits of utilizing water management technology and services and we expect them to represent an increasingly large portion of the market. In addition, we believe that select global participants in the water treatment services industry will grow at a faster rate than the underlying end-markets they serve as they continue to take share from smaller regional participants.

Over the past several years, there have been a number of consolidations in the industrial and institutional segments, particularly in areas such as steel, food processing and manufacturing and hospitals. The consolidation of water treatment customers and the ensuing increase in their global reach has resulted in a rationalization of suppliers, as customers seek to source their water treatment needs to one single supplier with global distribution and service capabilities. Additionally, as these companies have grown larger, many are centralizing their purchasing decisions and are restricting their purchases to a limited number of suppliers that are capable of providing a wider array of products and services across broader geographies.

Water treatment service companies compete on the basis of their demonstrated value, technical expertise, chemical formulations, consulting services, detection equipment, monitoring devices, and dosing and metering equipment. The market for water treatment chemicals is highly fragmented, with two large, multinational players, our company and GE Water Technologies, which we estimate accounted for 19% and 11% of total industry sales in 2003, respectively. Our company and GE Water Technologies are major operators in North America and Europe, while the Asian market is highly fragmented. The remainder of the market is comprised mainly of regional and local players, none of which accounted for more than 7% of total industry sales in 2002. Regional service providers tend to be mid-sized and focus either on a limited geographic region or a smaller subset of products and services, and include Ashland Inc.'s Drew Industrial Division, ChemTreat, Inc. and Kurita Water Industries Ltd. Local service providers are smaller and tend to provide less technically sophisticated applications to local customers.

Energy Services

Energy Services serves the processing and water treatment needs in the petroleum and petrochemical markets in both upstream and downstream applications. Upstream products facilitate oil and gas production through corrosion control, oil and water separation, flow assurance and maximization and scale control. Downstream products and services improve operating process efficiencies, product yields and product quality in refining and chemical processing operations.

We estimate that the global market for Energy Services was approximately $2.9 billion in 2003. The Energy Services market is divided into upstream (approximately $1.7 billion) and downstream (approximately $1.2 billion) segments. We determined the size of the upstream market based on third party estimates of the oil field service market (approximately $1.8 billion) after adding in other applications (approximately $0.4 billion of performance additives and drag reducers) and removing approximately $0.5 billion of commodity products (including chlorine and caustic soda). We determined the size of the downstream market based on our internal estimates.

We expect that the global Energy Services market will grow at approximately 1% to 2% per year through 2007, with Latin America, Eastern Europe and Asia growing at faster rates than North America and Western Europe. In addition, we believe that select global participants in the energy services industry will grow at a faster rate than the underlying end markets they serve as they continue to take share from smaller regional participants. We believe there will be significantly higher growth for service providers in the newer oil and gas producing regions, particularly the Gulf of Mexico, Brazil and West Africa, where most of the fields being discovered are offshore in deep water and are therefore difficult to develop, and other regions where oil and gas production is technically challenged, such as Russia and the Caspian Sea. Enhanced, higher-value solutions are required and the more difficult the oil and gas production, the greater the consumption of more expensive services and chemicals. We expect part of this growth to be offset by a slowdown in mature markets where most of the established fields have been developed. However, we believe that further opportunities exist within these established fields, which are typically more reliant on specialty chemicals to economically increase the yield of reserves. Additionally, customers are turning to specialty chemicals and related services in lieu of making incremental capital expenditures, as chemicals are displacing solutions offered by equipment. For example, customers seeking to increase production and efficiency at existing facilities have traditionally done so by making additional investments in capital. Today, there are chemical-based technologies capable of producing similar results on a more cost-effective basis. In general, we believe that as customers adopt increasingly sophisticated technologies in their production processes, they are becoming more reliant on their suppliers to also provide the on-site technical expertise to manage these processes. As a result, we expect that the energy service providers capable of supplying both products and on-site technical expertise will increase their market share in the future.

Another important trend affecting the energy services industry is the continued consolidation among the global super majors, who we believe are becoming increasingly reliant on service companies that are single-source providers of a broad range of specialty services and chemicals for upstream and downstream applications on a worldwide basis. Consequently, there has been consolidation among energy service providers as they seek to expand their product offerings to accommodate customer needs, as evidenced by our joint venture with Exxon Chemical Company, a division of Exxon Mobil Corporation from 1994 until 2001, when we acquired Exxon's interest, and Baker Hughes Incorporated's purchase of Petrolite Corporation.

The largest participants in the energy services sector are our company, Baker Petrolite Corporation, GE Water Technologies and Champion Technologies, Inc. The remainder of the market consists of smaller, regional niche companies focused on limited geographic areas.

Paper Services

Paper Services serves the processing and water treatment needs in the pulp and paper making markets.

Process chemicals and related services are used throughout all phases of the papermaking process for all grades of paper to enhance the manufacturing process, improve product quality and performance and enhance the properties of the end product. Pulp and paper chemicals include pulp and fiber treatment chemicals, such as (1) de-inking agents, which are used early in the paper making process to prepare the pulp for production; (2) processing aids, such as defoamers, pitch-control agents and retention and drainage aids, which are used to improve the efficiency of paper production; and (3) functional chemicals, such as sizing agents and strength aids, which impart various properties to the finished product. Water treatment chemicals are designed to optimize water usage and/or improve water quality, maintain the integrity of and extend asset lives as well as assist customers in complying with environmental and other regulatory requirements.

We estimate that the global market for Paper Services, including water treatment applications, was approximately $7.1 billion in 2003. We expect the global Paper Services market to grow in the near term at approximately 1%, with flat growth in North America offset by higher growth in Europe, Asia and Latin America. The market size is based on third-party estimates of the global pulp and paper specialty chemicals market (approximately $11.8 billion), after eliminating approximately $4.7 billion of functional products outside of our scope. In addition, we believe that select global participants in the paper services industry will grow at a faster rate than the underlying end markets they serve as they continue to take share from smaller regional participants.

The increased use of state-of-the-art machinery and production technologies in paper mills has created new applications for chemical additives. For example, faster machine speeds necessitate better and quicker drainage, increasing demand for drainage and retention aids. Additionally, increased speeds will require greater web sheet strength, which can be achieved through the use of strength additives that enhance bonding between fibers. In addition to creating new uses for paper chemicals, improved sophistication in mills is strengthening the relationship between mills and their suppliers, because the mills frequently innovate in collaboration with chemical producers.

The use of recycled paper in the manufacture of various grades of paper and paperboard has increased significantly in recent years. According to Pulp and Paper International, a trade publication, 47% of all paper consumed globally in 2001 was recovered, up from 31% in 1985. Increased environmental consciousness and the commitment by papermakers to invest billions of dollars in new pre- and post-consumer recycling capacity have facilitated this transition. The use of recycled paper in paper production requires the use of specialty paper chemicals such as de-inking and repulping agents. Until the mid-1980s, purchasing and processing virgin pulp was less expensive than obtaining and processing recycled paper. However, technological advances in these specialty paper chemicals have rendered recycled paper a less expensive raw material when compared to virgin pulp. As a result, papermakers have substantially increased the use of recycled paper as a raw material, resulting in significant growth in the utilization of specialty chemicals.

Cost-containment initiatives, necessitated by competition and margin compression, are pushing papermakers to increase mill productivity and efficiency through increased use of specialty paper chemicals as an alternative to capital expenditures. Processing aids such as defoamers, pitch control agents and retention and drainage aids serve to enhance the efficiency of the paper production process and optimize water costs.

Over the past several years, there has been a significant amount of consolidation among pulp and paper manufacturers, most notably the merger of Stora Kopparbergs Bergslags AB and Enso Oyj, the acquisition of Fort James Corporation by Georgia-Pacific Corporation, the acquisition of Union Camp Corporation by International Paper Company and, more recently, the merger between The Mead Corporation and Westvaco Corporation. Cost rationalization has been a primary driver of this consolidation activity and has led to a number of plant closings in the United States and Europe, where operating costs tend to be high. These closings, however, have been largely offset by new capacity coming online in lower-cost emerging markets such as Asia, resulting in relatively stable overall production, albeit on an increasingly global basis. As a result, paper manufacturers are seeking relationships with suppliers with a global footprint and full-service capabilities, only a few of which currently exist.

The market for specialty and water treatment chemicals used in the pulp and paper industry is fragmented, with the six largest participants accounting for approximately 37% of sales in 2003. The top suppliers of water treatment services to the pulp and paper industry are our company, which had an estimated 9% of the market in 2003, Hercules Incorporated (11%), Kemira Oyj (6%), Ciba Specialty Chemicals Holding Inc. (5%), BASF AG (3%) and Akzo Nobel N.V.'s EKA Chemicals AB (3%). The remainder of the market is comprised of smaller, regional participants.

BUSINESS

Overview

We are the leading global provider of integrated water treatment and process improvement services, chemicals and equipment programs for industrial and institutional applications. We are organized into three divisions which correspond to the end markets we serve: Industrial and Institutional Services, Energy Services and Paper Services. Our products and services are typically used in water treatment applications to prevent corrosion, contamination and the buildup of harmful deposits, or in production processes to enhance process efficiency and improve our customers' end products.

Through our sales, research and marketing team of more than 6,500 technically trained professionals, we serve more than 60,000 customer locations. We focus on providing our customers with technologically advanced engineered solutions and services. These technologically advanced engineered solutions and services enable our customers to improve their business by increasing production yields, lowering manufacturing costs, extending asset lives and maintaining environmental standards. The cost of our technologically advanced engineering solutions and services represents a small share of our customers' overall production expense.

We derive our strength and stability from the quality of the products and services we provide and the diversity of our revenues. We serve a broad range of end markets, including aerospace, paper, chemical, pharmaceutical, petroleum, steel, power, food and beverage, medium and light manufacturing, metalworking and institutions such as hospitals, universities and hotels. We believe we offer the broadest product portfolio in our industry, including more than 5,000 products and 3,100 unique formulations. We have also established a global presence, with over 10,000 employees operating in 130 countries, supported by a comprehensive network of manufacturing facilities, sales offices and research centers. This global presence provides a competitive advantage by enabling us to offer a consistently high level of service to our local, regional and multinational customers.

Our Competitive Strengths

Our company has benefited from the following competitive strengths:

Leading Market Positions.    We are the #1 provider of water treatment services to industrial and institutional end markets. We are also a leading provider of integrated water treatment and process improvement services, maintaining the #1 position in the petroleum and petrochemical markets and the #2 position in the pulp and paper market. We believe that our leading positions across our primary markets provide a competitive advantage in retaining existing business and competing for new business.

Diverse Customers and Industries Served.    We provide products and services to more than 60,000 customer locations across a broad range of industries and institutions. Our customers include over 60% of the companies that comprise the S&P 500 index. In 2003, no single customer accounted for more than 3% of our net sales. Our business is also diversified geographically. In 2003, 51% of total sales were in North America, 31% in Europe, Africa and the Middle East, 7% in Latin America and 11% in the Pacific region. We believe this diversification minimizes the potential impact of volatility from any one customer, industry or geographic area.

Global Reach.    We have a direct sales and marketing presence in 130 countries across six continents. This enables us to provide a consistently high level of service to local, regional and multinational customers. We believe our global presence offers us a competitive advantage in meeting the global needs of our multinational customers, which are increasingly seeking single-source suppliers and positions us to extend our reach to higher growth markets. Our geographical diversity also mitigates the potential impact of volatility in any individual country or region. In 2003, we derived approximately $1,444 million, or 52% of our net sales, from our non-U.S. subsidiaries (excluding sales to our U.S. operations).

World Class Sales Team.    Through the expertise of our more than 5,000 sales professionals and engineers, we provide our customers with relevant industry knowledge and experience in order to solve technically challenging and dynamic problems. Our team of experts has significant experience with approximately 40% of our approximately 2,100 person North American sales team having more than ten years of service with our company. We believe this contributes significantly to the number and strength of relationships with our customers. We also invest heavily in recruiting and continuously training our sales professionals. For example, new hires spend more than half of their first year on training. Sales and marketing expense was $774.9 million, $759.4 million, $665.7 million, and $129.6 million for the year ended December 31, 2001, the year ended December 31, 2002, the period from January 1, 2003 through November 3, 2003, and the period from November 4, 2003 through December 31, 2003, respectively. Of those amounts, approximately 90% represents the average cost of our sales force during these time periods.

Integrated Technology, Sales and Service.    We combine on-site service, innovative technology and engineering excellence to create value for our customers. Our technical sales professionals identify problems and opportunities at the customer's plant and our research teams then work to develop effective solutions to these needs, often working jointly with our customers. Many of our customers specify our formulations into their processes and products. This approach has led to over 3,100 unique formulations, the development of more than 1,900 active patents worldwide and a high degree of customer loyalty.

Stable and Significant Cash Flow Generation.    We have produced consistent cash flows and maintained high margins over a sustained period of time. We attribute this to (1) the diversity of our revenues, (2) the service nature of our business, (3) the high value we offer our customers, (4) the strength of our customer relationships, (5) our limited dependency on any single raw material and (6) our low capital expenditures relative to our net sales.

Premier Management Team.    Our senior management team consists of professionals with significant experience within our company and the water treatment and industrial process improvement industry. In connection with the Acquisition, Dr. William H. Joyce, former Chairman and Chief Executive Officer of Hercules Incorporated, became our Chairman and Chief Executive Officer, and Bradley J. Bell, former Chief Financial Officer of Rohm and Haas Company, became our Chief Financial Officer. Messrs. Joyce and Bell bring additional leadership and industry experience to our management team. Our seven executive officers have an average of over 11 years of service with our company and over 27 years of industry experience. Moreover, our executive officers are supported by business managers who have extensive experience within their respective operating divisions.

Business Strategy

We have historically experienced sales growth in excess of industrial production growth in our core markets. We are pursuing a strategy designed to continue this trend by expanding our market positions and increasing our revenues, as well as enhancing our cash flow. The key elements of this strategy are:

Build Upon Our Customer Base.    We seek to strengthen our position with our existing customer base as well as pursue new customers by continuing to serve as the leading global provider of fully integrated water treatment services and industrial process solutions. An essential element of our strategy is to continue integrating our sales and technical staff into our customers' daily operations and process planning. Historically, this strategy has allowed us to expand our service and product offerings with existing customers and has led to the development of new technologies. We continually seek to add value for our customers by identifying those services, products and equipment that will enhance their profitability through reduced costs, improved yields and decreased capital spending.

Pursue High-Growth Markets.    We intend to continue to focus on high-growth markets and segments. Geographically, we plan to leverage our global reach by capitalizing on our presence in high-growth emerging markets including Asia, Eastern Europe and Latin America. For example, in Asia, we have focused sales efforts on the high-growth China market, which has resulted in over 25% annual growth in sales in that market since 1999 and we are forming new ventures in West Africa and Eastern Europe, which will permit us to pursue energy services opportunities at new production facilities planned in these areas. We also intend to continue to pursue high-growth segments in a variety of areas closely related to our core businesses and competencies. For example, we are targeting hygiene services opportunities in the healthcare, hotel, education and commercial real estate industries by developing diagnostic and on-site service capabilities to reduce the health risks customers face due to pathogens in water and air.

Maintain Technological Leadership.    We strive to develop new technologies and products through a focused commitment to technology, research and development. The evolution of our existing products and the development of new technologies have historically allowed us to sustain and enhance the profitability of our business and further penetrate our target markets, including our existing customer base. For example, over the past 13 years we have developed several generations of our TRASAR automated feed and control technology for cooling water treatment programs, which have grown into sales of over $130 million in 2003. We launched the latest generation of this technology, 3D TRASAR, earlier this year. In the oil field market, an effort to develop new technology in corrosion inhibitors for a large customer in Alaska has led to over $20 million in incremental sales as the technology has spread to other regions and customers. Our engineers will continue to work closely with our customers in an effort to identify new product opportunities and jointly develop new technologies.

Follow the Global Expansion of Multinational Customers.    As one of a small number of companies that can provide turnkey water management solutions on a global basis, we seek to leverage our relationships with multinational companies by servicing them globally. For example, our Paper Services division gained over $10 million in new business in Europe when one of our large customers expanded its geographic reach beyond North America. We expect to benefit significantly as larger customers further consolidate their supplier base and increase their reliance on full service providers, such as our company.

Continue to Reduce Costs.    We have initiated a comprehensive cost reduction plan which we expect will yield savings in 2004 of at least $75 million compared to 2003. We expect our cost reduction plan to achieve incremental efficiencies through work process redesign and other targeted cost improvements, which address inefficiencies in our administrative and overhead functions, as well as other support functions around the world.

Maximize Cash Flow and Reduce Debt.    We believe that there are significant opportunities to increase our cash flow. We believe that while the capital expenditures required to maintain our business are low relative to our sales, we can further reduce our capital expenditures from 2003 levels through enhanced management focus. We believe that our existing production capacity is sufficient to meet current growth expectations, and as a result, we can focus our capital expenditures on attractive investment projects. While management has historically focused on particular components of working capital, we believe there is an opportunity to reduce our working capital needs. We intend to use our free cash flow to reduce indebtedness. During the six months ended June 30, 2004, we made $14.3 million of scheduled repayments and $90.0 million of optional prepayments on our indebtedness from operating cash flows.

Focus on Supply Chain Management.    We have a dedicated global supply chain team that focuses on managing manufacturing, procurement, logistics, and customer service activities. We believe that by coordinating these functions, we achieve better inventory management and lower procurement costs. Sophisticated customer demand analyses and logistics strategies have contributed to a nine-day reduction in our investment in inventories as of June 30, 2004 compared to June 30, 2003. We believe that we will be able to make additional improvements in our inventory management and lower procurement costs.

Our Divisions

	Industrial and Institutional Services	Energy Services	Paper Services
Market Positions	#1 Market Position $5.3 billion global market(1)(2)	#1 Market Position $2.9 billion global market(1)	#2 Market Position $7.1 billion global market(1)
Market Share	19%	25%	9%
2003 Net Sales(3)	$1,315 million(4)	$740 million	$617 million(5)

	• Food and Beverage	• Exploration	• Fine Paper
	• Buildings, Hotels, Hospitals	• Field Development	• Uncoated Free Sheet
Representative	• Chemicals, Pharmaceuticals	• Production	• Coated Free Sheet
Markets	• Manufacturing, Metals,	• Refining	• Newsprint
	Utilities, Mining	• Petrochemical Manufacturing	• Tissue
• Containerboard

(1)	Approximate market size based on internal estimates and industry publications and surveys. See "Market and Industry Data and Forecasts" and "Industry Overview."

(2)	Industrial and Institutional Services market position and size represents the water treatment and services markets (excluding water treatment and services markets served by the Energy Services and Paper Services divisions), which accounted for approximately 78% of our Industrial and Institutional Services division's net sales in 2003.

(3)	Divisional net sales exclude approximately $95 million of sales not allocated among the divisions.

(4)	Includes approximately $129 million of sales realized in the Pacific region.

(5)	Includes approximately $55 million of sales realized in the Pacific region.

Industrial and Institutional Services

Our Industrial and Institutional Services division provides products and services that are principally utilized in water treatment applications such as raw water treatment, wastewater treatment, cooling programs and boiler treatment programs to control corrosion, the build up of scale and microbial fouling. Variations of these applications can be used from small boilers at a commercial building up to large industrial boiler and cooling water systems such as those found in steel mills and power plants. Customers use our water treatment programs to extend the useful life of their assets, minimize downtime of their facilities and conserve water and energy. We serve companies across a broad spectrum of industries, including aerospace, chemical, pharmaceutical, steel, power, food and beverage, medium and light manufacturing, metalworking and institutions such as hospitals, universities and hotels. Six of our ten largest Industrial and Institutional Services customers in 2003 have been with us for more than ten years. Our Industrial and Institutional Services division generated 2003 net sales of $1,315 million, representing 48% of our net sales.

Water Treatment Applications

Our water treatment capabilities are shared across our three core divisions. In our Industrial and Institutional Services division, water treatment programs accounted for 78% of our net sales in 2003. These water applications also accounted for 23% of our Energy Services net sales and 15% of our Paper Services net sales in 2003. The following descriptions include water treatment applications in the Industrial and Institutional Services division, but these boiler water, cooling water, raw water and wastewater applications are also used in the other divisions.

Boiler Water Applications.    We have specialized in boiler water applications for 75 years. Corrosion, scale buildup and microbial fouling are the most common problems addressed by our boiler water programs. We have helped our customers overcome various boiler challenges by providing integrated chemical solutions, process optimizations and mechanical component modifications. Our TRASAR technology is recognized as an innovative water treatment program that prevents operational problems. TRASAR technology continues to evolve and today is used in a number of boiler water treatment programs such as NexGuard. NexGuard combines the most advanced boiler internal treatment chemistry with TRASAR technology and state-of-the-art diagnostic, monitoring, feed and control equipment. Other applications of TRASAR include TRASAR Recovery Boiler Leak Indication, which is designed to determine when a loss of concentrated boiler water occurs in operating boilers. We also develop condensate treatment programs designed to prevent corrosion, overheating and rupture of boilers. Two examples of these programs are Nalco ACT and Tri-ACT. In 2000, we were awarded a Research and Development 100 Award for Nalco ACT, our revolutionary food-grade boiler treatment. Tri-ACT, a series of corrosion inhibitors, includes neutralizers, filmers and oxygen scavengers to provide uniform protection of the condensate system.

Cooling Water Applications.    Our cooling water treatment programs are designed to control the main problems associated with cooling water systems such as corrosion, scale, microbial fouling and contamination, in open recirculating, once-through and closed systems. Our award-winning STA•BR•EX technology is the world's first stable, liquid-bromine-based anti-microbial designed to control biofilms caused by microorganisms in cooling tower, condenser and heat exchanger systems. Our High Stress Polymer Program, including an active polymer analysis method, is specifically designed to improve performance in "stressed" cooling water treatment systems. Stress occurs when a system is forced outside its normal operating parameters and typically includes high temperatures, decreased flow and increased hardness levels. Excessive system stresses can consume polymer, an essential part of many cooling water treatment programs, thereby reducing system performance. Our TRASAR technology for cooling water systems is an effective tool used to identify efficiency improvements, solve problems, and improve control in cooling water systems.

Raw Water Applications.    Through our patented products and innovative chemical solutions, we assist industries in properly managing raw water. The NALMET program removes heavy metal discharge from the water supply and the BIO-MANAGE program is part of our comprehensive bio-control service that controls microbial growth in water. Our boiler water pretreatment system prepares raw water before entering a boiler by reducing or removing unwanted impurities such as clay, silt and other organic materials from the water through lime-soda softening, filtration, ion exchange and reverse osmosis. Our water clarification programs are specifically designed to enhance the removal of biological and chemical substances that deplete oxygen in water, minimize sludge volume, help with environmental compliance and improve the use of existing mechanical treatment methods with chemical precipitation.

Wastewater Applications.    Our wastewater products and programs focus on improving overall plant economics, optimizing equipment efficiency, addressing compliance issues with bioengineering solutions and increasing operator capabilities and effectiveness. In addition to the versatile TRASAR technology, which also allows real-time monitoring and control of our wastewater applications, we manufacture ULTRION, a liquid cationic coagulant that clarifies water more efficiently than alum, with less caustic or lime. The benefits of ULTRION include a reduction in total solids in treated water, increased efficiency of water clarification systems, reduction or elimination of pH adjustment problems and decreased settled sludge volume. We also offer our dispersion technology, ULTIMER, for which we won a United States Presidential Green Chemistry Challenge Award and a Research and Development 100 Award in 1999. ULTIMER polymers are water-based, yielding a more stable, soluble, user-friendly product.

Mining and Mineral Processing Applications

We offer a wide range of programs to help mining and mineral processing customers improve their operating efficiency and productivity in an environmentally responsible manner. Our EN/ACT (Environmental Analysis and Chemical Treatment) programs, which help maintain water, air and soil quality, enable our customers to improve their operations while meeting strict environmental regulations. We also provide dust control, scale and corrosion control, liquid and solid separation, filtration aids, agglomeration aids, flotation reagents, metals removal, automated systems and an array of products and services for synthetic fuel producers and consumers. The industries we serve include aggregates, alumina and bauxite, coal, copper, kaolin, phosphate, precious metals and synthetic fuels.

Colloidal Technologies Applications

We invented the original commercial process to make stable concentrated silica solutions and we were granted the original silica patent in 1941. Today, we operate one of the single largest colloidal silica facilities in the world and our broad range of colloidal silica products is used in applications in 39 countries. We manufacture colloidal silica, specialty silica solutions and complementary process chemicals used in precision investment casting of metal parts, the polishing of silicon wafers, memory disks and other electronic substrates, vacuum formed shapes and high temperature refractories, wine and juice clarification and specialty coatings. We offer a wide range of products and programs for the investment casting industry, including colloidal silica binders, polymers, wetting agents, antifoams, wax cleaners, biocides and refractories designed to shorten drying cycles, increase prime coat adhesion, improve casting surface quality and reduce casting defects.

Finishing Technologies Applications

We provide manufacturing companies worldwide with customized programs and services that focus on metalworking, paint finishing and related post-treatment processes. Our fabrication product line includes metalworking fluids, drawing compounds, stamping lubricants and rust preventatives and a line of synthetic, semi-synthetic and soluble oil coolants. Pre-treatment products include cleaners, conversion coatings, final seals and plastic pretreatments. Post-treatment programs include paint strippers, specialty coatings as well as products to enhance wastewater clarification and paint de-tackification. The automotive, fastener and other durable goods manufacturers are key industry segments for these technologies.

Membrane Technologies Applications

Membrane systems have been widely adopted in industrialized and developing countries as an efficient and cost-effective technology for the purification of municipal and industrial grade water and wastewater. We provide solutions that protect against high levels of iron and silica in water and contain anti-scalants that cover the demand of most water qualities. To combat microbial fouling, the most common and difficult problems to treat in a membrane system, our product range includes non-oxidizing biocides that can handle a wide spectrum of microorganisms. Our biocides are well accepted for industrial applications when in-line "shock dosing" is desired in order to control microbiological growth without shutting down the system, as well as for membrane preservation. Our products are available for sea water systems, brackish water systems and all types of recycle and small systems.

Odor Control Applications

We offer programs to combat odor centering around three approaches: odor neutralization, precipitation and biological hydrogen sulfide prevention. Our odor neutralization technology focuses on ODORtech, one of the most versatile odor solutions we offer. ODORtech products are applied by an atomized mist at the point of release of the airborne odor and effectively neutralize common odors, such as ammonia, amines, mercaptans, hydrogen sulfide and sulfur dioxide. Common applications include roof vents, truck wash staging, landfills, garbage areas, HVAC equipment, automotive interiors and storage areas. Our precipitation products are specially designed for hydrogen sulfide for aqueous applications and may also serve as coagulants or clarification aides. These products are commonly used in sludge tanks, floor drains, clarifiers, lift stations and equalization tanks. Our bioengineering products offer a wide range of special blends of bacteria and chemicals that prevent the formation of hydrogen sulfide or degrading sulfur compounds. The treatments, which produce no sludge, are non-hazardous and are effective for long duration control, are commonly used to control odor in digesters, gas scrubbers, lift stations, floor drains, aeration basins and clarifiers.

Energy Services

Our Energy Services division provides on-site, technology driven solutions to the global petroleum and petrochemical industries. In addition, we provide a full range of water treatment offerings to refineries and petrochemical plants. Our upstream process applications improve oil and gas production, extend production equipment life and decrease operating costs through services that include scale and corrosion control, oil and water separation, emulsion breakers and gas hydrate solutions. Our downstream process applications increase production efficiency and the useful lives of customer assets, while improving refining and petrochemical product quality and product yields. Our customers include the fifteen largest publicly traded oil companies. Our ten largest Energy Services customers in 2003 have been with us for more than twenty years. Our Energy Services division generated 2003 net sales of $740 million, representing 27% of our net sales. We continue to emphasize environmental leadership in our product development and implementation efforts.

Our Energy Services division is divided into four groups that focus on specific industry segments: Oilfield Chemicals, Refinery and Fuels Management, Chemical Process Industries and Adomite Well Service Chemicals.

Oilfield Applications

Our oilfield business focuses on flow assurance and infrastructure protection, offering solutions to production challenges such as corrosion, scale, hydrates and paraffin. Our proprietary ENERCEPT family of high-shear corrosion inhibitors protects high shear, multi-phase oilfield flowlines, gathering systems and transmission pipelines. The programs were originally designed to combat corrosion in the challenging Alaskan North Slope conditions, but have since been confirmed under a variety of conditions around the world. More traditional batch treatments are still a preferred method of inhibition by many customers. ENERSPERSE truck treating inhibitors are ideal for rod-pumped wells and other batch treatment applications. Our products and services mitigate hydrate, scale, asphaltine and paraffin deposits in deep water wells and offshore transportation lines. Our expertise in new production techniques, such as seawater flood injection, helps our customers maximize the production of their operation while ensuring the safety and reliability of their infrastructure. Produced oil contains water that is costly to transport and damaging to infrastructure. Our oil and water separation technologies and custom blended products break the oil and water emulsions, allowing water removal. Our water clarifiers also work to purify that water and make it safe for environmental re-introduction.

Refining and Fuels Applications

We provide process applications specific to the petroleum refining and fuels industry, enabling our customers to profitably refine, fuel and move hydrocarbons. Our heavy oil upgrading programs minimize operation costs and mitigate fouling, corrosion, foaming and the effects of heavy metals when refining lower-quality crude oils. The SCORPION II program combats napthenic acid corrosion problems, allowing refiners to take advantage of discounted high acid crudes through combined chemistry, novel monitoring and simulation technologies. Our proprietary NEOSTAR crude oil database and our new patented chemistries are coupled with over 20 years of experience in the treatment of high temperature corrosion. Crude unit fouling can increase energy and maintenance costs, while reducing crude output. The THERMOGAIN program includes unique chemistries and patented crude stability tests to prevent crude unit fouling. The refining industry is also addressing clean fuels regulations that require drastic reduction in the level of sulfur allowed in fuels. Our H2S Scavengers, such as SULFA-CHECK, help our customers meet regulatory standards. Hydro-processing to meet low-sulfur fuel specifications can increase the corrosiveness of fuels. We offer an entire line of fuel additives, including corrosion inhibitors, to protect engine fuel systems and pre-market underground storage tanks and piping. In addition, we offer fuel stabilizers, pour point depressants, cetane improvers, detergents and antioxidants for home heating oil and premium diesel and gasoline packages. The PROSPEC Treat Service combines our knowledge of fuel specifications, test requirements, product selection, application technology and on-site coordination to solve expensive finished product problems in refinery tank farms, third party terminals and ports.

Chemical Processing Applications

We provide on-site technical service and innovative chemical processing technologies at more than 250 chemical plants in 45 countries worldwide. We guide chemical plants through obstacles that arise during operation and help maximize return on investment through products and services tailored to each customer's requirements, climate and logistics. We support olefins producers worldwide with proprietary treatment programs for ethylene and butadiene plant performance maximization. COKELESS coking control technology protects radiant and transfer line exchanger sections of ethylene plant furnaces without adverse effects to metallurgy or downstream processes. AQUAMAX corrosion control provides cost-effective, sodium free corrosion control in dilution steam systems. ACTRENE fouling control represents a significant advancement in the olefins chemical process industry. This technology reliably mitigates and controls fouling in fractional distillation units. We also provide a comprehensive line of antifoams, antifoulants and corrosion inhibitors for butadiene operations.

Adomite Well Service Applications

We support the oil well service industry by supplying chemicals for drilling activities. Our Adomite business supplies chemicals for the cementing, completion, drilling, fracturing and acidizing phases of oil and gas exploration as well as conducting independent research and jointly developing products with major well service companies.

Water Applications

We provide total water management solutions specific to refining and chemical processing needs. See "—Industrial and Institutional Services—Water Treatment Applications."

Paper Services

Our Paper Services division offers a comprehensive portfolio of products and services that are used in all principal steps of the paper-making process and across all grades of paper, including fine paper, uncoated free sheet, coated free sheet, newsprint, tissue and containerboard. Some examples of our product applications include pulp digestion, microbial control, de-inking agents, retention and drainage. In these applications, our products and services help our customers maximize production rates, optimize the quality of finished sheets and minimize down time. Our customers include the 20 largest paper companies in the world, which collectively accounted for approximately 45% of global production capacity in the paper industry in 2002. Eight of our ten largest Paper Services customers in 2003 have been with us for more than ten years. Our Paper Services division generated 2003 net sales of $617 million, representing 22% of our net sales.

Pulp Applications

Our pulp process applications focus on opportunities to reduce our customers' total operating costs, utilize a broad range of recycled fibers, improve the quality of the pulp delivered to the paper mill and improve the stability of the pulpmaking process. These customer benefits are delivered through programs designed and tailored to the individual customer's process and needs. We offer programs and services for every phase of the pulping and bleaching process, including foam control, scale control, pitch control, digester and chemical recovery additives for chemical pulping operations, mechanical mills and de-inking mills. We manufacture a complete line of defoamers, including oil-based, water extended oil-based, silicone concentrates, silicone emulsions, water-based fatty alcohols and ester-based products.

We have maintained our technology leadership position through programs such as Scale Guard, a scale control program to control all of the common scales, including calcium sulfate, calcium oxalate, calcium carbonate, and barium sulfate; FiberBrite, a metals management program that enhances brightness; FiberNEU, a de-inking program that eliminates the need for caustic, peroxide, and silicate, provides higher brightness and reduces the anionic carryover to the paper mill; and Scale Rate Monitor, which measures the formation of inorganic scale.

Paper Applications

Our paper process applications focus on opportunities to reduce our customers' total operating costs, increase machine productivity, improve sheet properties, enhance product quality, and extend machine life. These customer benefits are achieved through a variety of programs, including microorganism control, increased retention drainage and formation, felt cleaning, increased paper strength, prevention of surface pitch and stickies deposition, and chemical fiber de-inking. Advanced sensing, monitoring and automation technologies are incorporated into the applications to optimize program effectiveness and minimize risk.

Core Shell polymer is our latest retention, drainage and formation solution which helps paper makers retain fines and fillers, improve drainage and sheet formation, and increases efficiency under high shear conditions. Our Core Shell polymer is often used in combination with our Ultra POSITEK borosilicate microparticle to improve retention of fines and wet strength.

We have several new multifunctional programs that deliver performance and/or cost advantages across multiple dimensions. Metrix is a multifunctional program that is designed to optimize the balance of retention, drainage and strength. OptiLux is a bulking and opacifying agent that improves paper quality by increasing bulk and improving smoothness and opacity. Our SmartSoft program delivers targeted softness and strength through a combination of creping and release aids, softeners and lotions.

Sensing and monitoring technology plays a key role in papermaking applications. TRA-CIDE and the Optical Fouling Monitor are used to monitor microbial fouling. The Scale Rate Monitor measures formation of inorganic scale. Scanning Laser Microscopy predicts the performance of polymer and microparticle programs. The SheeTracker system optimizes the point of release for the sheet.

Water Applications

Water is one of the primary components of the papermaking system. For each ton of paper produced, thousands of gallons of water are used. Careful management of the water throughout the process not only significantly impacts the water, fiber and energy costs of an operation, but also significantly influences the final properties of the sheet. Our integrated resource approach combines our extensive papermaking and water expertise with advanced computer modeling to optimize the water balance, flow and chemistry across the entire papermaking system including the pulp mill, paper mill and utility operations. See "—Industrial and Institutional Services—Water Treatment Applications."

Our Services

Our business is focused on providing integrated solutions to complex issues for our customers. Differences in customer equipment and processes drive substantial variation in the individual programs we create. In addition, fluctuations within an operation, such as changes in water quality or petroleum characteristics, require us to continually adapt our solutions to meet our customers' needs. These solutions are often adapted on-site by our technical sales professionals. Our sales teams are supported by analytical services, consulting services, technical field services and environmental hygiene services.

Analytical Services

Our highly trained analytical researchers combine in-field work and laboratory analysis to develop recommendations. Our ISO 9002-certified laboratories use state-of-the-art equipment, including mass and nuclear magnetic resonance spectrometers and multiple testing stations, to conduct sample testing and process failure analysis for water treatment, paper process and energy process applications. We have provided analytical services for more than 50 years and most of our more than 100 analytical researchers have an average of more than ten years of experience with our company. In addition, approximately 45% of our chemists have advanced degrees.

Consulting Services

Our on-site experts, industry technical consultants and researchers develop appropriate solutions for a broad range of customer requirements, such as single process optimization, system-wide program implementation, troubleshooting or increasing efficiencies. We provide numerous plant, process and application audits and surveys in water, energy or paper processing. We offer consulting for all water use and discharge areas and make recommendations for improvements, cost reductions or efficiency improvements through our Advanced Recycle Technology programs. Our technically trained sales professionals can also rely on guidance from a global knowledge management system that allows access to our specialized experts anywhere in the world. We take a multi-disciplinary approach to developing solutions by evaluating the mechanical, operational and chemical aspects of each process. By monitoring interactions between these three system components, our field engineers are able to anticipate and solve problems and prevent damage to customer processes. We utilize advanced database and computer analytical programs to support these efforts, including our Vantage database, which captures analytical data, prepares diagnostic images and reports on a real-time basis. Our Knowledge to Value, or "K2V," system provides benchmarking, correlating, normalizing and indexing information.

Technical and Field Services

We provide expert technical assistance for chemical feed and control equipment installation, start-up, calibration, preventative maintenance and repair throughout the world. In addition to the components we maintain regionally, we provide on-site services, including on-site testing, on-site system troubleshooting, inventory management, chemical usage determination, chemical dosage audits and cleaning services.

Environmental Hygiene Services

We offer a complete line of specialized services designed to assess, control and reduce risk from water-borne pathogens such as Legionella. Trained hygiene service specialists perform risk assessments to identify areas within the domestic cold and hot water, process water, cooling tower, emergency water and other systems that could be at risk for pathogen proliferation. We then develop prioritized recommendations and a remediation plan to reduce the risk of pathogen exposure that can lead to illnesses such as Legionnaires' Disease. Our protocols help our customers comply with guidelines created by professional organizations, state and federal government agencies, or local governments.

Customer Training

In order to educate our customers and promote more efficient and effective systems and processes in their operations, we have developed various training programs and interactive online training that teach operators and engineers how to work more effectively and efficiently. We conduct water treatment seminars to formally train our customers how to use our equipment and chemicals and how to implement best practices. For example, we provide water treatment workshops in a classroom setting where attendees discuss technical and industry-related issues among their peers and are able to review tailored answers to their operation-specific questions. Facilitators guide the attendees through various topics such as trending, energy management, cost implications, and best practices. These peer group discussions help the attendees troubleshoot and create support network groups. The latest addition to our training curriculum is our interactive, web-based program, Nalco University, which provides an economical and convenient alternative to our seminars.

Equipment

We offer complete equipment systems as part of our integrated offering, ranging from reusable shipping containers and feed and process control equipment to integrated wireless, web-based, data collection services. In addition, we offer a range of field test kits, process-monitoring equipment, and complete chemical feed and storage systems proven and tested for industrial environments.

We recognize the importance of accurate, reliable chemical feed to the success of manufacturing process and water treatment programs. Pre-packaged chemical feed systems ensure easy installation, start-up and reliable chemical feed, including our ValueLine Polymer Feeders and a line of modular pump and control systems. These chemical feed systems are used to pump chemicals into a customer's manufacturing and/or water treatment process. Some feed systems also have mixing technologies that produce high-quality solutions without using mechanical agitators. Additionally, we have set the standard for returnable chemical delivery systems and "hands-off" chemical handling. Our PORTA-FEED container units are returnable shipping containers set up at a customer's plant to feed our chemicals into the customer's system. When the chemical level is low, a refill unit is delivered to the plant and we take the empty PORTA-FEED unit back for cleaning and re-use. Since the introduction of the PORTA-FEED program in 1985, we have eliminated the disposal of over three million chemical drums.

We also understand that it is crucial to all businesses to have the power to monitor and control their chemical treatment programs on an on-going basis in an efficient and easy-to-use manner. Our web-based monitoring service is a powerful multi-functional microprocessor with an embedded web server available in two series. Our Boiler Controller is designed to provide reliable automation for corrosion and scaling control programs in boilers. Our Cooling Tower Controller provides reliable automation of corrosion, scaling and microbiological growth control programs in cooling water applications. Both series include a revolutionary digital communications package which allows the customer to change set points, manually activate or deactivate pumps and valves, upgrade software, and receive reports or alarms, from any personal computer that has Internet access.

We have developed equipment that works with our innovative TRASAR technology to provide real-time, on-line monitoring of actual chemical levels in a system. Through the TRASAR system, we chemically "bar-code" treatment molecules with a fluorescent tracer that reacts to specific light wavelengths. Once the product is fed into a system, the tracer is optically excited and detected. Our equipment monitors the level of chemicals and continuously makes automatic adjustments as necessary through chemical injection systems linked to the TRASAR controller. By preventing overfeeding and underfeeding, and eliminating the unnecessary application of chemicals, this real-time, on-line monitoring capability saves water and energy as well as improves efficiency, reliability and productivity.

We offer integrated UltraTreat systems that include industrial reverse osmosis systems, water softening equipment, multi-media and carbon filtration and high efficiency filters.

Joint Ventures

During our history, we have entered into general partnerships or joint ventures for limited scope business opportunities. For example, we conducted our energy services business through a joint venture with Exxon Chemical Company, a division of Exxon Mobil Corporation, until 2001 when we redeemed Exxon's interest in the joint venture and it became a wholly-owned subsidiary of our company. We recently re-established a joint venture relationship with U.S. Filter Company, Treated Water Outsourcing, to pursue process water treatment outsourcing projects and to supply standard water treatment equipment packages with our chemicals and service offerings. In June 2004, we entered into a joint venture with Katayama Chemical, Inc., or KCI, for the marketing and sale of our water treatment and process chemicals in Japan. KCI is a leading participant in these markets in Japan and the venture will permit the combination of our broad product portfolio with KCI's strong market presence. This joint venture will not include manufacturing, research and administrative resources, which will continue to be provided to the joint venture by the parents. We also maintain a non-equity alliance in Europe with JohnsonDiversey Inc., packaging our water treatment products in consolidated offerings with JohnsonDiversey cleaning products. Additionally, we maintain longstanding partnerships in Saudi Arabia, relating to base-water treatment, and in Spain, relating to oil-free emulsion polymers.

We will continue to evaluate the potential for partnerships and joint ventures that can assist us in increasing our geographic, technological and product reach. For example, we continue to evaluate partnerships that will expand our offerings to our middle market customers and that will permit us a more significant local identity in certain Asian countries.

Competition

Water management and process improvement service companies compete on the basis of their demonstrated value, technical expertise, chemical formulations, consulting services, detection equipment, monitoring services, and dosing and metering equipment. In general, the markets in which our company competes are led by a few large companies, with the rest of the market served by smaller entities focusing on more limited geographic regions.

The market for water treatment chemicals is highly fragmented, but is led by our company and GE Water Technologies. The remainder of the market is comprised of mainly regional and local players. Regional service providers tend to be mid-sized and focus either on a limited geographic region or a smaller subset of products and services and include companies such as Ashland Inc.'s Drew Industrial Division, ChemTreat, Inc. and Kurita Water Industries Ltd. Local players are smaller and tend to focus on servicing local businesses typically requiring less sophisticated applications.

The largest participants in the energy services sector are our company, Baker Petrolite Corporation, GE Water Technologies and Champion Technologies, Inc. The remainder of the market consists of smaller, regional niche companies focused on limited geographic areas.

The market for specialty and water treatment chemicals used in the pulp and paper industry is fragmented. The top suppliers of water treatment services to the pulp and paper industry are our company, Hercules Incorporated, Kemira Oyj, Ciba Specialty Chemical Holding Inc., BASF AG and Akzo Nobel N.V.'s EKA Chemicals AB. The remainder of the market is comprised of smaller, regional participants.

Research and Development

We benefit from a high quality research and development effort consisting of more than 400 personnel worldwide, more than 150 of whom have Ph.D.s, dedicated to developing new technology and providing support. Our laboratories, which are located in the United States, the Netherlands and Singapore, are involved in the research and development of chemical products and in providing technical support, including chemical analyses of water and process samples. Spending on research and development was $68.1 million, $59.6 million, $51.7 million, and $10.0 million for the year ended December 31, 2001, the year ended December 31, 2002, the period from January 1, 2003 through November 3, 2003, and the period from November 4, 2003 through December 31, 2003, respectively. In recent years, we have been the recipient of numerous research and development awards, including awards for ULTIMER 00LT053, ULTIMER, Nalco ACT, NALCO98DF063, TRASAR3000, our high stress polymers and STA•BR•EX•.

As part of the allocation of the purchase price for the Acquisition, we recorded a one-time charge of $122.3 million during the six months ended June 30, 2004 for purchased in-process research and development, or IPR&D. The value of purchased IPR&D was comprised of five ongoing development projects at the date of the Acquisition that were identified as having economic value, but that had not yet reached technological feasibility and had no alternative future use. Most of this charge was attributable to two projects, 3D TRASAR and Bright Water. 3D TRASAR is a technology that is intended to automate the cooling water treatment "triangle" (scale, corrosion, and microbial fouling) by providing an integrated system of patented chemicals and equipment to inhibit these conditions. Bright Water entails the development of a polymer that will enhance the yield of oil from wells, while decreasing the amount of water produced with the oil. Commercialization of the 3D TRASAR and Bright Water projects is planned for 2004 and 2005, respectively. Commercialization of the other three ongoing development projects included in the charge for purchased IPR&D is planned for 2004. We estimate that completion costs and capital requirements for all five projects will not be material.

We believe that continued research and development activities are critical to maintaining our leadership position in the industry and will provide us with a competitive advantage as we seek additional business with new and existing customers.

Intellectual Property

We own or have licenses to use a large number of patents relating to a large number of products and processes. We currently have more than 600 patents in the United States and more than 1,900 worldwide with remaining durations ranging from less than one year to 20 years. The average remaining duration is approximately nine years. We also have over 360 registered U.S. trademarks covering our products. Our rights under such patents and licenses and trademarks are of significant importance in the operation of the business. Patents related to our TRASAR technology and trademarks related to Nalco Company and Calgon are considered material to our business. We believe that no other patent, trademark or license is material to our business.

Raw Materials

We do not depend on any one supplier for a material amount of our raw materials, but certain important raw materials are obtained from a sole source or a few major suppliers. Major requirements for key raw materials are typically purchased pursuant to multi-year contracts. On a consolidated basis, we purchased raw materials totaling approximately $640 million in 2003, with no single raw material accounting for more than 3.5% of our total purchases.

Working Capital

To better serve and meet the needs of our customers, approximately 15% of our inventories are maintained at customer sites as consignment inventories. Although the consignment inventory model is in place throughout the world, its use is most prevalent in North America. The decision to put inventory at a customer's site is usually based on a request from the customer. Tracking systems are in place to follow movements, and inventory quantities at each site are monitored to prevent inventory build-ups. Periodic physical counts are performed to validate the tracking systems and to ensure that the accounting records are properly stated.

Properties

Our principal administrative offices and research center are located in Naperville, Illinois. These facilities are leased. We maintain administrative and research facilities in Sugar Land, Texas and Leiden, Netherlands, both of which we own, and in Singapore, which we lease. We position our manufacturing locations and warehouses in a manner to permit ready access to our customers. We operate 18 plants in North America, 6 plants in Latin America, 12 plants in Europe and the Middle East and 13 plants in the Pacific region. We own all of our major manufacturing facilities and we also have a network of small leased sales offices in the United States and, to a lesser extent, in other parts of the world.

Employees

As of December 31, 2003, we had approximately 10,500 employees, of whom approximately 4,500 were employed in North America, approximately 3,000 were employed in Europe, the Middle East and Africa, approximately 1,400 were employed in Latin America and approximately 1,600 were employed in the Pacific region. We consider relations with our employees to be good.

Environmental Matters

Governmental requirements relating to the discharge of materials into the environment, environmental remediation or otherwise relating to the protection of the environment, have had, and will continue to have, an effect on us and our operations. Under some environmental laws, we may be jointly and severally liable for the costs of environmental contamination on or emanating from our properties and at off-site locations where we disposed or arranged for the disposal or treatment of regulated materials, and may also incur liability for damages to natural resources. We have made and continue to make expenditures for projects relating to the environment. We are currently identified as a potentially responsible party at contaminated waste disposal sites. We do not anticipate that these matters will result in material liabilities; however, there can be no assurance that discovery of previously unknown conditions or other circumstances will not require significant expenditures by us.

We do not believe that compliance with environmental protection laws and regulations will have a material effect upon our capital expenditures, results of operations or competitive position although there can be no assurance to that effect. Our capital expenditures for environmental control facilities during 2004 and 2005 are not expected to be material to us. We believe that any liability that may result from the resolution of environmental matters for which sufficient information is available to support cost estimates will not have a material adverse effect on our financial position or results of operations. However, we cannot predict the effect on our financial position of expenditures for aspects of certain matters for which there is insufficient information. In addition, we cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters or future environmental requirements on our financial position, results of operations liquidity or cash flow.

We have been named as a defendant in a series of multi-party lawsuits based on our claimed involvement in the supply of allegedly hazardous materials. The plaintiffs seek damages for alleged personal injury resulting from exposure to various chemicals. Certain of our operations at Garyville, Louisiana are also the subject of an ongoing environmental civil and criminal investigation. We believe the investigation may relate to the storage of used acid and leakage from a wastewater treatment tank, but could include other matters. We do not believe that any material contamination resulted from this storage and leakage. Although we believe a grand jury has not been empanelled and we would vigorously contest any criminal claims against us, we cannot predict the outcome of this investigation. These matters have had de minimis impact on our business historically and we do not anticipate that these matters present any material risk to our business in the future. Notwithstanding our past experience, we cannot predict with certainty the outcome of any such investigations, toxic tort claims or the involvement we might have in such matters in the future.

We are also subject to a variety of regulations relating to the production and handling of our products; and the conduct and condition of our production facilities. We do not believe that these regulatory requirements will have a material effect on capital expenditures, results of operations or competitive position.

Legal Proceedings

Various claims, lawsuits and administrative proceedings are pending or threatened against us and our subsidiaries, arising from the ordinary course of business with respect to commercial, intellectual property, product liability, employee and environmental matters. Historically, we have not faced any litigation matters or series of litigation matters that have had a material adverse impact on our business. In addition, we do not believe that there is any pending or reasonably predictable litigation, either individually or in the aggregate, that is likely to have a material adverse effect on our financial condition, results of operations, liquidity or cash flow. However, we cannot predict with certainty the outcome of any litigation or the potential for future litigation.

MANAGEMENT

Set forth below are the names, ages as of June 30, 2004 and current positions of our executive officers and current directors.

Name	Age	Position
William H. Joyce	68	Chairman and Chief Executive Officer
William J. Roe	50	Executive Vice President, Chief Operating Officer and President, Industrial and Institutional Services division
Bradley J. Bell	51	Executive Vice President and Chief Financial Officer
Daniel M. Harker	52	Senior Vice President, Supply Chain
Mark L. Bosanko	48	Group Vice President and President, Energy Services division
Mark W. Irwin	39	Group Vice President and President, Paper Services division
Louis L. Loosbrock	50	Group Vice President and President, Pacific division
Leon D. Black	52	Director
Chinh E. Chu	37	Director
Richard A. Friedman	46	Director
Joshua J. Harris	39	Director
Sanjeev K. Mehra	45	Director
Paul H. O'Neill	68	Director

Dr. William H. Joyce has been our Chairman and Chief Executive Officer since joining us in November 2003. Dr. Joyce was formerly the Chairman and Chief Executive Officer of Hercules Incorporated, a position he took in May 2001. Dr. Joyce had been Chairman, President and Chief Executive Officer of Union Carbide Corporation from 1996 through May 2001. From 1995 to 1996, Dr. Joyce was President and Chief Executive Officer, and from 1993 to 1995 he was President of Union Carbide. Prior to that, he had been Chief Operating Officer of Union Carbide since 1992. Dr. Joyce holds a B.S. degree in Chemical Engineering from Penn State University, and M.B.A. and Ph.D. degrees from New York University. He received the National Medal of Technology Award in 1993 from President Clinton and the Plastics Academy's Industry Achievement Award in 1994 and Lifetime Achievement Award in 1997. In 1997, he was inducted into the National Academy of Engineering. In 2003, Dr. Joyce was the recipient of the Society of Chemical Industry Perkin Medal Award. Dr. Joyce has been a director of El Paso Corp. since May 2004 and is also a director of CVS Corporation, a trustee of the Universities Research Association, Inc. and Co-Chairman of the Government-University-Industry Research Roundtable of the National Academies. Dr. Joyce was Chairman of the Board of the Society of Plastics Industry and on the executive committee of the American Chemistry Council.

William J. Roe is our Executive Vice President, Chief Operating Officer and President, Industrial and Institutional Services division. Mr. Roe has served as Chief Operating Officer since 2001 and as Executive Vice President, Industrial and Institutional Services division, since November 2003. Prior to that, in 1999, Mr. Roe was elected Group Vice President and President of the Pacific and Process divisions. In 1998, Mr. Roe served as Vice President and President of the Process division. He was named District Manager for the Mining and Mineral Processing Chemicals Group in 1989, Marketing Manager in 1991 and promoted to General Manager in 1994. Mr. Roe joined our company in 1978 as an Assistant Chemist in Research. Mr. Roe was promoted to Chemist in 1979, Senior Chemist and Group Leader in 1981 and to Technical Director in 1985.

Bradley J. Bell has been our Executive Vice President and Chief Financial Officer since joining us in November 2003. From 1997 to 2003, Mr. Bell served as Senior Vice President and Chief Financial Officer of Rohm and Haas Company, a $6 billion global specialty chemicals manufacturer. There, Mr. Bell played an active role in the company's strategic portfolio review, including substantial acquisitions, divestitures, and development and implementation of post-transaction cost-elimination programs exceeding $500 million. Prior to that, Mr. Bell served as Vice President and Treasurer of both the Whirlpool Corporation, from 1987 to 1997, and the Bundy Corporation, from 1980 to 1987.

Mr. Bell is a director and Chairman of the Audit Committee of IDEX Corporation and a director and Chairman of the Audit Committee of Compass Minerals International, Inc.

Daniel M. Harker is our Senior Vice President, Supply Chain. Mr. Harker has served in this capacity since 2003. In 2001, Mr. Harker became Vice President, Supply Chain, after joining Nalco from Calgon in 2000 as Vice President, Manufacturing and Logistics. From 1998 to 2000, Mr. Harker served as Vice President of Global Operations for Calgon. Prior to that, Mr. Harker was with Rhone Poulenc from 1993 to 1998, and Union Carbide from 1975 to 1993.

Mark L. Bosanko is our Group Vice President and President of our Energy Services division. Mr. Bosanko has served in this capacity since 2001. Mr. Bosanko was named Senior Vice President of Operations for the division's predecessor Nalco/Exxon Energy Chemicals, L.P. joint venture in 1999. Prior to that, Mr. Bosanko served as Vice President, Oil Field Chemicals Worldwide. In 1995 Mr. Bosanko was named Vice President, Oil Field Chemicals, responsible for North America and West Africa. Mr. Bosanko became General Manager, Additives Worldwide for Nalco/Exxon Energy Chemicals, L.P. after the joint venture was formed in 1994. Prior to that, Mr. Bosanko served as District Manager and Sales Manager before he was named General Manager, Additives Group in 1993. From 1984 to 1993, Mr. Bosanko served as Area Sales manager. Mr. Bosanko joined our company in 1981 as a Visco District Representative.

Mark W. Irwin is our Group Vice President and President of our Paper Services division. Mr. Irwin joined our Paper Services division in January 2003 as Strategic Business Unit Leader for Global Accounts, and three months later was named Group Vice President and President, Paper Services division. Mr. Irwin most recently served as Global Business Leader of General Electric Specialty Materials' Silicones Group from 1997 to 2003. There, he led two business units at a global level with combined revenues of approximately $500 million. Prior to that, Mr. Irwin was a National Product Manager, Silicones and Silanes, for Witco Australia – OSi Specialties from 1995 to 1997. Mr. Irwin served from 1987 to 1995 as Regional Sales Manager, Industrial Chemicals for ICI Australia.

Louis L. Loosbrock is our Group Vice President and President of our Pacific division. Mr. Loosbrock has been President of the Pacific division since April 2003. Prior to that, Mr. Loosbrock served as Group Vice President and President of our Pulp and Paper division from April 2002 to April 2003. Mr. Loosbrock served as General Manager, Global Mining from 1998 to 2002; Sales Manager from 1986 to 1989 and 1991 to 1998; and Marketing Manager from 1989 to 1991. He began his career with our company in 1977 as a Sales Representative in the Mining Group and in 1981 was named District Manager.

Leon D. Black has been a member of our board of directors since November 2003. Mr. Black is a founding partner of Apollo Advisors, L.P. and Apollo Real Estate Advisors, L.P. Mr. Black also serves on the boards of directors of AMC Entertainment, Inc., Wyndham International, Inc. Allied Waste Industries, Inc., Sirius Satellite Radio Inc. and United Rentals, Inc. Mr. Black also serves as a Trustee of The Museum of Modern Art, Mount Sinai-NYU Medical Center, Lincoln Center for the Performing Arts, the Metropolitan Museum of Art, Prep for Prep, the Asia Society and Dartmouth College. Mr. Black received a B.A. degree from Dartmouth College and an M.B.A. degree from Harvard Business School.

Chinh E. Chu has been a member of our board of directors since November 2003. Mr. Chu is a Senior Managing Director of The Blackstone Group, which he joined in 1990. Mr. Chu currently serves on the boards of directors of Celanese AG, Financial Guaranty Insurance Company, Haynes International, Inc. and Nycomed Holdings and on the Advisory Committee of Graham Packaging Holdings Company.

Richard A. Friedman has been a member of our board of directors since November 2003. Mr. Friedman is head of Goldman, Sachs & Co.'s Merchant Banking Division, head of Goldman, Sachs & Co.'s Principal Investment Area, Chairman of the Merchant Banking Division's Investment Committee and a member of Goldman, Sachs & Co.'s Management Committee. Mr. Friedman joined Goldman, Sachs & Co. in 1981, became a partner in 1990, and was made a managing director in 1996. He serves on the boards of directors of Burger King Corporation and Yankees Entertainment and Sports

Network, LLC (YES). Mr. Friedman received a B.A. from Brown University and an M.B.A. from the University of Chicago Graduate School of Business.

Joshua J. Harris has been a member of our board of directors since November 2003. Mr. Harris is a founding partner of Apollo Advisors, L.P., which he joined in 1990. Mr. Harris is a director of Resolution Performance Products LLC, Pacer International, Inc., Compass Minerals International, Inc., Compass Minerals Group, Inc., General Nutrition Centers, Inc., United Agri Products Inc., Quality Distribution, Inc. and Borden Chemical, Inc. Mr. Harris received a B.S. degree from the Wharton School at The University of Pennsylvania and an M.B.A. from Harvard Business School.

Sanjeev K. Mehra has been a member of our board of directors since November 2003. Mr. Mehra is a managing director of Goldman, Sachs & Co.'s Principal Investment Area, and a member of its Investment Committee. Mr. Mehra joined Goldman, Sachs & Co. in 1986, was made a managing director in 1996 and became a partner in 1998. He serves on the boards of directors of Burger King Corporation, Hexcel Corporation, Madison River Telephone Company LLC and North American RailNet, Inc. Mr. Mehra received an A.B. from Harvard College and an M.B.A. from Harvard Business School.

Paul H. O'Neill has been a member of our board of directors since November 2003. Mr. O'Neill has been a Special Advisor at The Blackstone Group L.P. since March 2003. Prior to that, he served as U.S. Secretary of the Treasury during 2001 and 2002 and was Chief Executive Officer of Alcoa Inc. from 1987 to 1999 and Chairman of the Board from 1987 to 2000. He currently also serves on the boards of directors of TRW Automotive Holdings Corp. and Eastman Kodak Company.

Each officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Committees of the Board of Directors

Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee currently consists of Chinh Chu, Joshua Harris and Paul O'Neill. Mr. Harris is our audit committee "financial expert" as such term is defined in Item 401(h) of Regulation S-K. The audit committee is responsible for (1) recommending the hiring or termination of independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and managements' response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance.

The audit committee has approved and adopted a Code of Ethical Business Conduct for all employees (which is currently posted on our website) and an additional Officer Code of Ethics for the executives and financial officers of the company (available upon written request at no cost).

Compensation Committee

Our current compensation committee consists of Chinh Chu, Joshua Harris and Sanjeev Mehra. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) approving the appointment and removal of trustees and investment managers for pension fund assets, (9) retaining consultants to advise the committee on executive compensation practices and policies and (10) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

Nominating and Corporate Governance Committee

Our current nominating and corporate governance committee consists of Leon Black, Richard Friedman and Paul O'Neill. The nominating and corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time.

Director Compensation

We do not currently pay any compensation to any of our directors for serving as a director or as a member or chair of a committee of the board of directors.

Executive Compensation

As an independent company, we have established executive compensation plans that link compensation with the performance of our company. We will continually review our executive compensation programs to ensure that they are competitive.

Summary Compensation Table

The following table shows all compensation awarded to, earned by, or paid to our Chief Executive Officer and four other most highly compensated executive officers based on salary, whom we refer to as the "named executive officers."

		Annual Compensation				Long-Term Compensation	All Other Compensation
Name and Principal Positions (1)	Year	Salary		Bonus(2)		LTIP Payments
William H. Joyce	2003	$1,000,000	*	$712,000	*	$—	$773	(3)
Chairman and Chief Executive Officer		(238,636)		(169,909)
William J. Roe	2003	$400,000		$554,240		$—	$1,584,998	(4)
Executive Vice President, Chief Operating Officer and President, Industrial and Institutional Services division
Bradley J. Bell	2003	$400,000	*	$213,600	*	$—	$—
Executive Vice President and Chief Financial Officer		(100,000)		(130,000	)(5)
Mark L. Bosanko	2003	$240,000		$215,160		$—	$776,815	(4)
Group Vice President and President, Energy Services division
Louis L. Loosbrock	2003	$267,000		$208,020		$—	$158,521	(4)
Group Vice President and President, Pacific division

*	Amounts shown for Dr. Joyce and Mr. Bell are based on full-year payments; actual payments were prorated based on date of hire (actual pro rata amounts are shown in parentheses).

(1)	We have provided compensation information as to 2003 for the named executive officers because 2003 is the first year in which we, as a newly established company following the Acquisition, are paying compensation to our named executive officers.

(2)	Includes annual Management Incentive Plan and Long-Term Cash Incentive Plan payments (based on 1-year performance periods).

(3)	Includes payments related to non-qualified defined contribution plan.

(4)	Includes payments related to non-qualified defined contribution plan, payments related to change in control provision of non-qualified defined benefit plan and payments related to change in control (sale of Nalco by Suez).

(5)	Includes a discretionary bonus of $76,600, which was recommended by Dr. Joyce and approved by the compensation committee of our board of directors.

Pension Plan Information

Benefits under our defined benefit pension plan are a percentage of pay replacement equal to 2% for each year of service up to 25 years of service and 1.5% for each year of service in excess of 25 years. The accrual percentage was reduced to 1.5% for each year of service earned after 2002. No new employees can participate in our defined benefit pension plan. There is a Social Security offset equal to 1.5% times service times the participant's primary Social Security benefit.

The following table shows the estimated benefit payable as a 10-year certain and life annuity commencing at age 62 (before deduction of the Social Security offset described above) for Messrs. Roe, Bosanko and Loosbrock:

	Years of Service
Final Average Earnings	15	20	25	30	35	40
$125,000	$38,000	$50,000	$63,000	$72,000	$81,000	$91,000
$150,000	45,000	60,000	75,000	86,000	98,000	109,000
$175,000	53,000	70,000	88,000	101,000	114,000	127,000
$200,000	60,000	80,000	100,000	115,000	130,000	145,000
$225,000	68,000	90,000	113,000	129,000	146,000	163,000
$250,000	75,000	100,000	125,000	144,000	163,000	181,000
$300,000	90,000	120,000	150,000	173,000	195,000	218,000
$350,000	105,000	140,000	175,000	201,000	228,000	254,000
$400,000	120,000	160,000	200,000	230,000	260,000	290,000
$450,000	135,000	180,000	225,000	259,000	293,000	326,000
$500,000	150,000	200,000	250,000	288,000	325,000	363,000
$600,000	180,000	240,000	300,000	345,000	390,000	435,000
$700,000	210,000	280,000	350,000	403,000	455,000	508,000
$800,000	240,000	320,000	400,000	460,000	520,000	580,000
$900,000	270,000	360,000	450,000	518,000	585,000	653,000
$1,000,000	300,000	400,000	500,000	575,000	650,000	725,000

The defined benefit pension plan uses a final average earnings formula based on the average annualized pay for the 48 highest-paid consecutive months of the last 120 calendar months prior to retirement. Earnings include salary and bonus.

Dr. Joyce and Mr. Bell do not currently participate in and are not expected to receive a benefit from the pension plan. The estimated years of credited service as of December 31, 2003 for the other named executive officers are as follows: Mr. Roe — 26 years, Mr. Bosanko — 23 years, and Mr. Loosbrock — 26.3 years.

Nalco LLC Unit Plan

The following contains a summary of the material terms of the Nalco LLC 2004 Unit Plan, which we refer to as the 2004 Unit Plan, pursuant to which Nalco LLC may grant the right to purchase units to employees, directors or consultants of Nalco LLC or its affiliates. William H. Joyce, William J. Roe, Bradley J. Bell, Mark L. Bosanko, Louis L. Loosbrock and certain other members of our management have been granted the right to purchase units under the 2004 Unit Plan.

General

The 2004 Unit Plan permits the grant of the right to purchase class A units, class B units, class C units and class D units to employees, directors or consultants of Nalco LLC or its affiliates. A maximum of 821,750,000 class A units, 1,623,919,566 class B units, 1,623,919,566 class C units and 1,082,613,044 class D units may be subject to awards under the 2004 Unit Plan. Units covered by awards that expire, terminate or lapse will again be available for grant under the 2004 Unit Plan.

Administration

The 2004 Unit Plan will be administered by a committee of the Nalco LLC board of directors or, in its board of directors' discretion, the board of directors. The committee has the sole discretion to determine the employees, directors and consultants to whom awards may be granted under the 2004 Unit Plan, the number and/or class of units to be covered by an award, the purchase price, if any, of such awards, the terms and conditions of any award and under what circumstances awards may be settled or cancelled. The committee is authorized to interpret the 2004 Unit Plan, to establish, amend and rescind any rules and regulations relating to the 2004 Unit Plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee may correct any defect or supply any omission or reconcile any inconsistency in the 2004 Unit Plan in the manner and to the extent the committee deems necessary or desirable.

Adjustments Upon Certain Events

In the event of any changes in the units by reason of any reorganization, recapitalization, merger, unit exchange or any other similar transaction, the board of directors, in its sole discretion, may adjust (i) the number or kind of units or other securities that may be issued or reserved for issuance pursuant to the 2004 Unit Plan or pursuant to any outstanding awards or (ii) any other affected terms of such awards.

Amendment and Termination

The board of directors of Nalco LLC may amend or terminate the 2004 Unit Plan at any time, provided that no amendment or termination is permitted that would diminish any rights of a management member pursuant to a previously granted award without his or her consent, subject to the committee's authority to adjust awards upon certain events as described in the previous paragraph. No awards may be made under the 2004 Unit Plan after the tenth anniversary of the effective date of the plan.

Nalco LLC Units Held by Certain of our Managers

The units of Nalco LLC consist of class A units, class B units, class C units and class D units. As of June 30, 2004, approximately 97% of Nalco LLC's class A units were held by the Sponsors and the remaining class A units were held by certain members of our management. Currently, the class A units are the only units of vested equity in Nalco LLC. The class B units, class C units and class D units are held exclusively by members of our management.

Of our executive officers, Dr. William H. Joyce owns 1,120,000,000 class A units, 416,232,066 class B units, 416,232,066 class C units and 277,488,044 class D units, William J. Roe owns 68,750,000 class A units, 154,687,500 class B units, 154,687,500 class C units and 103,125,000 class D units, Bradley J. Bell owns 70,800,000 class A units, 123,750,000 class B units, 123,750,000 class C units and 82,500,000 class D units, Mark L. Bosanko owns 30,000,000 class A units, 67,500,000 class B units, 67,500,000 class C units and 45,000,000 class D units and Louis L. Loosbrock owns 30,000,000 class A units, 67,500,000 class B units, 67,500,000 class C units and 45,000,000 class D units.

Terms of the Nalco LLC Class A Units, Class B Units, Class C Units and Class D Units

The following is a summary of certain terms of the Nalco LLC class A units, class B units, class C units and class D units held by members of our management and certain rights and restrictions applicable to those units.

Class A units have economic characteristics that are similar to those of shares of common stock in a private corporation. Unlike the class B units, class C units and class D units, which are subject to the vesting provisions described below, the class A units are currently fully vested.

Class B units will vest in five equal annual installments on each December 31, beginning on December 31, 2004, subject to a management member's continued service with us and our affiliates; provided, that all of the class B units will vest 18 months following a change of control if the holder is employed by us on that date. No manager who holds class B units will receive any distributions until the holders of the class A units receive the aggregate amount spent for their class A units. Following return of the aggregate amount paid for the class A units, the holders of class B units will share distributions pro rata with holders of class C units and class D units until they have received the amount of their investment in the class B units and, once all the aggregate investment amount paid for all of the A, B, C and D units has been returned to their holders, the vested class B units will share in any distributions pro rata with the class A units and vested class C units. Dr. William H. Joyce's class B units vest in five annual installments on each October 6 beginning October 6, 2004.

Class C units will vest on the 8th anniversary of the date on which they are sold to a manager, subject to the manager's continued service with us and our affiliates. However, the class C units will vest earlier over the next five years, beginning on December 31, 2004, if we meet certain EBITDA targets. Even if we fail to meet the EBITDA target for a given year, the class C units may still vest with respect to that year if EBITDA targets in a subsequent year or period are achieved.

Notwithstanding the foregoing, all the class C units will vest 18 months following a change of control if (a) the EBITDA targets for the year preceding the change of control were achieved and (b) the holder is employed by us on that date. In addition, all of the class C units will vest once the Sponsors cease to own at least 20% of the voting securities of Nalco LLC if the EBITDA targets for the year preceding such sell-down are achieved. No manager who holds class C units will receive any distributions until the holders of the class A units receive the aggregate amount spent for their class A units. Following return of the aggregate amount paid for the class A units, the holders of class C units will share distributions pro rata with holders of class B units and class D units until they have received the amount of their investment in the class C units and, once all the aggregate investment amounts paid for all of the units has been returned to their holders, the vested class C units will share in any distributions pro rata with the class A units and vested class B units.

Class D units will vest on the 10th anniversary of the date on which they are sold to a manager, subject to the manager's continued service with us and our affiliates. However, the class D units will vest earlier over the next five years, beginning on December 31, 2004, if we meet certain EBITDA targets. Even if we fail to meet the EBITDA target for a given year, the class D units may still vest with respect to that year if EBITDA targets in a subsequent year or period are achieved. Notwithstanding the foregoing, all the class D units will vest 18 months following a change of control if (a) the EBITDA targets for the year preceding the change of control were achieved and (b) the holder is employed by us on that date. In addition, all of the class D units will vest once the Sponsors cease to own at least 20% of the voting securities of Nalco LLC if the EBITDA targets for the year preceding such sell-down are achieved. No manager who holds class D units will receive any distributions until the holders of the class A units receive the aggregate amount spent for their class A units. Following return of the aggregate amount paid for the class A units, the holders of class D units will share distributions pro rata with holders of class B units and class C units until they have received the amount of their investment in the class D units and, once all the aggregate investment amount paid for all of the units has been returned to their holders and the holders of the class A units have received an amount representing a 30% return compounded annually on their aggregate investment, the vested class D units will share in any distributions pro rata with the class A units, the vested class B units and the vested class C units.

Certain Rights and Restrictions Applicable to the Nalco LLC Units Held by our Managers

The Nalco LLC units held by members of our management are not transferable except in certain circumstances. In addition, the units may be repurchased by Nalco LLC, and in certain cases, the Sponsors, in the event that the managers cease to be employed by us. The Sponsors have the ability to force the managers to sell their units with the Sponsors in the event that the Sponsors decide to sell their interests in Nalco LLC.

The managers that hold units are entitled to participate in certain sales by the Sponsors. In addition, the managers would have limited rights to participate in subsequent registered public offerings by Nalco Holding Company. Our managers are entitled in certain instances to cause Nalco LLC to repurchase their units with shares of our common stock as described in greater detail under "Certain Relationships and Related Party Transactions—Management Members Agreement."

Employment and Severance Agreements

William H. Joyce

Nalco LLC entered into an employment agreement with William H. Joyce in August 2004 to serve as Chief Executive Officer. The term of the agreement ends on December 31, 2008, unless terminated earlier by Nalco LLC or Dr. Joyce. Dr. Joyce will be entitled to receive a base salary of $1,000,000 as well as target variable compensation equal to $1,000,000. The actual variable compensation may be more or less depending on the achievement of the performance criteria established by our board of directors. The employment agreement also confers certain additional rights to Dr. Joyce under the limited liability company operating agreement of Nalco LLC, the management members agreement and the registration rights agreement.

If Dr. Joyce's employment is terminated without "cause" (other than due to death or disability) prior to a "change in control" (as such terms are defined in the employment agreement), Dr. Joyce will receive (a) continued payment of his base salary until the earlier of (1) December 31, 2008 or (2) the third anniversary of the date of his termination and (b) a payment equal to one-twelfth of his annual bonus for the last completed year of his employment (or his target bonus if he is terminated during 2004) multiplied by the number of months he is entitled to his continued base salary, payable when such payment would have been made if his employment continued. Dr. Joyce's termination of employment following a change in control will be governed by a separate agreement between us and Dr. Joyce to be entered into within thirty days after the execution of the employment agreement. If Dr. Joyce is terminated without cause following a change in control, this agreement will provide that he is entitled to a lump sum payment equal to the severance payments described above and continuation of his welfare benefits for a period through the earlier of (a) December 31, 2008 and (b) the third anniversary of the date of his termination.

Under the terms of the employment agreement, Dr. Joyce may not disclose any confidential information concerning the businesses of Nalco LLC and its subsidiaries. In addition, during Dr. Joyce's term of employment and for a period of eighteen months following Dr. Joyce's termination of employment for any reason, Dr. Joyce may not (a) compete with us or our subsidiaries or (b) solicit or hire our employees or employees of our subsidiaries.

William J. Roe

We have entered into a severance agreement with Mr. Roe effective January 1, 2004. Mr. Roe's employment may be terminated at will by Mr. Roe or by us.

If Mr. Roe's employment is terminated by us without "cause" or by Mr. Roe with "good reason," Mr. Roe will be paid, subject to the execution of a release in favor of the company, within sixty days of such termination of employment in a lump sum payment (a) accrued unpaid base salary through the date of termination, (b) any prior year bonus earned but not yet paid, and (c) severance equal to two times base salary and target bonus, and will be entitled to receive any other benefits that he is otherwise eligible for under other employee plans or programs. We shall also pay a pro-rata portion of any Management Incentive Bonus for the year of termination based on the portion of the year elapsed through the date of termination, any such Management Incentive Bonus being paid in accordance with our normal cycle for such payment. Additionally, Mr. Roe has the right to continue coverage under our group medical and dental plans for a 24-month period following Mr. Roe's termination of employment with us. If Mr. Roe's employment is terminated without cause prior to age 55, his severance pay will be paid in the form and amounts to bridge his service to age 55. This arrangement will allow Mr. Roe to elect benefits of early retirement on the first day of the month following his 55th birthday.

Under the terms of the agreement, Mr. Roe may not disclose any confidential information concerning the company or its subsidiaries or affiliates and must assign to us all inventions conceived or discovered by Mr. Roe during the term of his employment. In addition, during Mr. Roe's term of employment and for a period of two years thereafter, Mr. Roe may not (a) compete with us or our subsidiaries or (b) solicit or hire our employees or employees of our subsidiaries. Mr. Roe also may not, during the term of his employment or thereafter, make disparaging statements about the company or its employees or directors.

Bradley J. Bell

We have entered into an employment agreement with Mr. Bell effective November 1, 2003 to serve as Executive Vice President and Chief Financial Officer. Mr. Bell's employment may be terminated at will by Mr. Bell or by us. Under this agreement, Mr. Bell is entitled to receive (a) a base salary, subject to annual review for increase, (b) annual bonuses in connection with achievement of targeted performance levels, and (c) specified fringe benefits, including health and disability insurance and life insurance.

Under the agreement, if Mr. Bell's employment is terminated by us without "cause" or by Mr. Bell with "good reason," Mr. Bell will be paid within thirty days of such termination of employment in a lump sum payment (a) accrued unpaid base salary through the date of termination, (b) any prior year bonus earned but not yet paid, (c) severance equal to one and one-half (1.5) times base salary and target Management Incentive Plan bonus. We shall also pay a pro-rata portion of any Management Incentive Bonus for the year of termination based on the portion of the year elapsed through the date of termination, any such Management Incentive Bonus being paid in accordance with our normal cycle for such payment.

Under the terms of the agreement, Mr. Bell may not disclose any confidential information concerning the company or its subsidiaries or affiliates. In addition, during Mr. Bell's term of employment and for a period of two years thereafter, Mr. Bell may not (a) compete with us or our subsidiaries or (b) solicit or hire our employees or employees of our subsidiaries. Mr. Bell also may not, during the term of his employment or thereafter, make disparaging statements about the company or its employees or directors.

Mark L. Bosanko

Mr. Bosanko and Nalco Company have entered into a severance agreement effective January 1, 2004. Mr. Bosanko's employment may be terminated at will by Mr. Bosanko or by us.

Under the terms of the agreement, if Mr. Bosanko's employment is terminated without "cause" or by Mr. Bosanko with "good reason," Mr. Bosanko will be paid, subject to the execution of a release in favor of Nalco Company, within thirty days of such termination of employment in a lump sum payment (a) accrued unpaid base salary through the date of termination, (b) any prior year bonus earned but not yet paid, and (c) severance equal to one and one-half (1.5) times base salary and target bonus, and will be entitled to receive any other benefits that he is otherwise eligible for under other employee plans or programs. Nalco Company shall also pay a pro-rata portion of any Management Incentive Bonus for the year of termination based on the portion of the year elapsed through the date of termination, any such Management Incentive Bonus being paid in accordance with its normal cycle for such payment. Additionally, Mr. Bosanko has the right to continue coverage under our group medical and dental plans for an 18-month period following Mr. Bosanko's termination of employment. If Mr. Bosanko is terminated prior to age 55, his severance pay will be paid in the form and amounts to bridge his service to age 55. This arrangement will allow Mr. Bosanko to elect benefits of early retirement on the first day of the month following his 55th birthday.

Under the terms of the agreement, Mr. Bosanko may not disclose any confidential information concerning the company or its subsidiaries or affiliates and must assign to Nalco Company all inventions conceived or discovered by Mr. Bosanko during the term of his employment. In addition, during Mr. Bosanko's term of employment and for a period of two years thereafter, Mr. Bosanko may not (a) compete with us or our subsidiaries or (b) solicit or hire our employees or employees of our subsidiaries. Mr. Bosanko may not, during the term of his employment or thereafter, make disparaging statements about the company or its employees or directors.

Louis L. Loosbrock

We have entered into a severance agreement with Mr. Loosbrock effective January 1, 2004. Mr. Loosbrock's employment may be terminated at will by Mr. Loosbrock or by us.

Under the terms of the agreement, if Mr. Loosbrock's employment is terminated without "cause" or by Mr. Loosbrock with "good reason," Mr. Loosbrock will be paid, subject to the execution of a release in favor of the company, within thirty days of such termination of employment in a lump sum payment (a) accrued unpaid base salary through the date of termination, (b) any prior year bonus earned but not yet paid and (c) severance equal to one and one-half (1.5) times base salary and target bonus, and will be entitled to receive any other benefits that he is otherwise eligible for under other employee plans or programs. We shall also pay a pro-rata portion of any Management Incentive Bonus for the year of termination based on the portion of the year elapsed through the date of termination, any such Management Incentive Bonus being paid in accordance with our normal cycle for such payment. Mr. Loosbrock has the right to continue coverage under our group medical and dental plans for an 18-month period following Mr. Loosbrock's termination of employment. If Mr. Loosbrock is terminated prior to age 55, his severance pay will be paid in the form and amounts to bridge his service to age 55. This arrangement will allow Mr. Loosbrock to elect benefits of early retirement on the first day of the month following his 55th birthday.

Under the terms of the agreement, Mr. Loosbrock may not disclose any confidential information concerning the company or its subsidiaries or affiliates and must assign to us all inventions conceived or discovered by Mr. Loosbrock during the term of his employment. In addition, during Mr. Loosbrock's term of employment and for a period of two years thereafter, Mr. Loosbrock may not (a) compete with us or our subsidiaries or (b) solicit or hire our employees or employees of our subsidiaries. Mr. Loosbrock may not, during the term of his employment or thereafter, make disparaging statements about the company or its employees or directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Nalco LLC indirectly (through several holding companies) owns 100% of the membership interests of Nalco Finance Holdings LLC and 100% of the capital stock of Nalco Finance Holdings Inc. On August 26, 2004, Nalco Holding Company filed a registration statement with the SEC relating to a proposed initial public offering of shares of its common stock. If that offering is completed, the indirect ownership of the parties listed below in the issuers would be reduced.

The following table and accompanying footnotes show information regarding the beneficial ownership of the class A units of Nalco LLC, as of June 30, 2004 by (i) each person known by us to beneficially own more than 5% of the class A units of Nalco LLC, (ii) each of our directors, (iii) each named executive officer and (iv) all directors and executive officers as a group.

	Number	Percent
Name and Beneficial Owner
The Blackstone Group(1)	20,278,180,019	36.0%
Apollo Management Group(2)	20,278,180,018	36.0%
The Goldman Sachs Group, Inc.(3)	13,941,248,763	24.8%
Dr. William H. Joyce(4)	1,120,000,000	2.0%
William J. Roe(4)	68,750,000	*
Bradley J. Bell(4)	70,800,000	*
Mark L. Bosanko(4)	30,000,000	*
Louis L. Loosbrock(4)	30,000,000	*
Leon D. Black(5)	20,278,180,018	36.0%
Chinh Chu(6)	20,278,180,019	36.0%
Richard A. Friedman(7)	13,941,248,763	24.8%
Joshua J. Harris(5)	20,278,180,018	36.0%
Sanjeev Mehra(7)	13,941,248,763	24.8%
Paul H. O'Neill(6)	20,278,180,019	36.0%
All directors and executive officers as a group (11 persons)	1,319,550,000	2.4%

(*)	Less than 1%.

(1)	Reflects beneficial ownership of each of Blackstone Capital Partners IV L.P., Blackstone Family Investment Partnership IV-A L.P. and Blackstone Capital Partners IV-A L.P. (the "Blackstone Funds"), as a result of the Blackstone Funds' ownership of class A units of Nalco LLC, for each of which Blackstone Management Associates IV L.L.C. ("BMA") is the general partner having voting and investment power over the class A units held or controlled by each of the Blackstone Funds. Mr. Chu, a director of Nalco Investment Holdings LLC, is a member of BMA and disclaims any beneficial ownership of class A units beneficially owned by BMA. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA and as such may be deemed to share beneficial ownership of the class A units held or controlled by the Blackstone Funds. Each of BMA and Messrs. Peterson and Schwarzman disclaims beneficial ownership of such class A units. The address of BMA and the Blackstone Funds is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(2)	Reflects beneficial ownership of each of Apollo Investment Fund V, L.P. and its related co-investment partnerships (the "Apollo Funds"), as a result of the Apollo Funds' ownership of class A units of Nalco LLC, for each of which Apollo Management V, L.P. ("Apollo Management") serves as investment manager having voting and investment power over the class A units held or controlled by each of the Apollo Funds. The general or managing partner on each of the Apollo Funds is Apollo Advisors V, L.P. ("Apollo Advisors" and together with Apollo Management, "Apollo"), an affiliated manager with Apollo Management. The directors and principal executive officers of Apollo are Messrs. Leon Black and John Hannan, each of whom, as well as each of Apollo Management and Apollo Advisors, disclaims beneficial ownership of the class A units owned by the Apollo Funds. The address of each of the Apollo Funds and Apollo is c/o Apollo Management V, L.P., 9 West 57th Street, New York, New York 10019.

(3)	Reflects beneficial ownership of GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., NH Acquisition LLC and Goldman Sachs Direct Investment Fund 2000, L.P. (collectively, the "GS Funds"), as a result of the GS Funds' ownership of class A units of Nalco LLC. Affiliates of The Goldman Sachs Group, Inc. ("GSG") are the general partner, managing general partner, manager or investment manager of each of the GS Funds. GSG disclaims beneficial ownership of the class A units owned by the GS Funds to the extent attributable to partnership interests held therein by persons other than GSG and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates. The address of each of the GS Funds is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

(4)	Reflects beneficial ownership of Dr. Joyce and Messrs. Roe, Bell, Bosanko and Loosbrock as a result of their ownership of class A units of Nalco LLC. The address for each of Dr. Joyce and Messrs. Roe, Bell, Bosanko and Loosbrock is c/o Nalco Company, 1601 West Diehl Road, Naperville, Illinois 60563. In addition, each of Messrs. Joyce, Roe, Bell, Bosanko and Loosbrock are the owners of class B units, class C units and class D units of Nalco LLC, which they purchased through the Nalco LLC Unit Plan. The class B units, class C units and class D units do not currently entitle the holders to any dividend payments or any rights upon liquidation or dissolution of Nalco LLC (other than a return of their purchase price) but may in the future entitle them to certain interests in the profits of Nalco LLC after the passing of certain vesting dates (the earliest of which is December 31, 2004 and the latest of which is December 31, 2013) and performance thresholds. For more information about the Nalco LLC Unit Plan, see "Management—Nalco LLC Unit Plan."

(5)	Mr. Black is a founding partner of Apollo Advisors, L.P. and Apollo Real Estate Advisors, L.P. Mr. Harris is a founding partner of Apollo Management, L.P. Messrs. Black and Harris disclaim beneficial ownership of the class A units held or controlled by these entities or by their affiliates. The address for each of Messrs. Black and Harris is c/o Apollo Management V, L.P., 9 West 57th Street, New York, New York 10019.

(6)	Mr. Chu is a Senior Managing Director of Blackstone and Mr. O'Neill is a Special Advisor at Blackstone. Messrs. Chu and O'Neill disclaim beneficial ownership of the class A units held or controlled by Blackstone or by its affiliates. The address for each of Messrs. Chu and O'Neill is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

(7)	Mr. Friedman is head of Goldman, Sachs & Co.'s Merchant Banking Division, head of Goldman, Sachs & Co.'s Principal Investment Area, Chairman of the Merchant Banking Division's Investment Committee and a member of Goldman, Sachs & Co.'s Management Committee. Mr. Mehra is a managing director of Goldman, Sachs & Co.'s Principal Investment Area, and a member of its Investment Committee. Messrs. Friedman and Mehra disclaim beneficial ownership of the class A units held or controlled by these entities or by their affiliates, except to the extent of their pecuniary interest therein, if any. The address for each of Messrs. Friedman and Mehra is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ancillary Agreements to the Stock Purchase Agreement

In addition to the stock purchase agreement described above, we have entered into the following ancillary agreements with Suez on or prior to the closing of the Acquisition.

Guarantee Agreement

The guarantee agreement, which took effect upon signing of the stock purchase agreement, provides that Suez will unconditionally guarantee the payment of all amounts which may become due and payable to Nalco Holdings or its affiliates by any of the sellers under the stock purchase agreement, including amounts due in respect of indemnification obligations.

Noncompetition Agreement

The noncompetition agreement, which was executed at the closing of the Acquisition, provides that, for a period of three years following the closing of the Acquisition, Suez and its controlled affiliates will not engage in businesses competing with our business, with certain exceptions, including the design, building, production, installation or sale of water and wastewater treatment equipment; water and wastewater treatment outsourcing projects and associated equipment and chemical sales; and wastewater treatment projects using chemicals and related services and equipment for municipal customers. The agreement further provides that Suez and its controlled affiliates will not, for a period of three years following the closing of the Acquisition, employ or solicit to employ our employees, with certain limited exceptions.

Reimbursement Agreement

We are currently obligated to make contributions to the trust of our Profit Sharing and Savings Plan pursuant to the Contribution Agreement between us and the Northern Trust Company, dated as of November 2, 1999, as amended. The Contribution Agreement contains financial covenants that would have been violated by the Acquisition, and would have caused the acceleration of our entire outstanding contribution commitment. In connection with the Acquisition, Suez executed a guarantee in favor of the trustee of the trust so that the contributions under the Contribution Agreement would not be accelerated. In addition, at the closing of the Acquisition, Suez executed a reimbursement agreement with us that provides that Suez will reimburse us for all contributions that we or one of our affiliates makes to the trust in order to satisfy our obligations under the Contribution Agreement. The reimbursement agreement further provides that if the credit rating of Suez falls below a level that is acceptable to the trustee of the trust, Suez or one of its affiliates will provide a letter of credit or other additional financial support acceptable to the trustee in addition to the guarantee so that the contributions are not accelerated. In the event that we or any of our affiliates fail to make payments under the Naperville sublease described below, Suez may reduce its reimbursement obligations under the reimbursement agreement by the amount of the shortfall.

Sublease Agreement

We entered into a lease agreement, dated as of December 30, 2002, for our headquarters in Naperville, Illinois (the "Property"), with Wachovia Bank of Delaware, National Association, as landlord, in its capacity as owner trustee under a trust agreement dated as of December 30, 2002 with NCC Solar Company, a subsidiary of Verizon Capital Corp., as owner participant. The lease term is twenty-five years (with certain extension options provided for in the lease agreement). Following the Acquisition, Suez maintained and continues to maintain in place this lease and the Suez guaranty of our obligations under the lease. Concurrently with the Acquisition, Suez caused us (as tenant) to assign the lease to a special purpose subsidiary of Suez (the "Suez Subsidiary") pursuant to an assignment and assumption agreement. The Suez Subsidiary then subleased the Property back to us pursuant to a sublease agreement. The Suez Subsidiary is the "tenant" under the lease and the "landlord" under the sublease. Pursuant to the terms of the sublease, the rights and obligations of the landlord under the lease are the rights and obligations of the Suez Subsidiary under the sublease and, except for certain provisions specifically set forth in the sublease, the rights and obligations of the tenant under the lease are our rights and obligations under the sublease. For example, pursuant to the sublease, we have semi-annual rent payment obligations as set forth in the lease (ranging from approximately $1.8 million to $31 million) and are obligated to maintain and use the Property in a manner consistent with its current use. Some of our rights under the sublease include: assignment and further sublease rights, sublease term extension options, obsolescence termination rights and the right of first refusal (each, subject to the satisfaction of certain conditions precedent to be set forth in the sublease). We are also obligated to indemnify the Suez Subsidiary for any claims arising from any breach or default under the sublease or lease, subject to specified limitations. In the event that Suez or one of its affiliates fails to make payments under the reimbursement agreement described above, we may reduce our rent payments under the sublease by the amount of the shortfall.

Nalco LLC Limited Liability Company Operating Agreement

The Sponsors, Dr. William H. Joyce, William J. Roe, Bradley J. Bell, Mark L. Bosanko, Louis L. Loosbrock and certain other members of management beneficially own capital stock in our company through Nalco LLC. The limited liability company operating agreement of Nalco LLC (1) provides for the governance of Nalco Holding Company, Nalco Investment Holdings LLC, Nalco Finance Holdings LLC, Nalco Finance Holdings, Inc., Nalco Finance Holdings II Inc. and Nalco Holdings, (2) provides specific rights to the holders of Nalco LLC's limited liability company interests with respect to those interests, such as tag-along and drag-along rights and (3) provides specific rights with respect to certain sales of capital stock of Nalco Company, Nalco Holding Company, Nalco Investment Holdings, Nalco Finance Holdings LLC, Nalco Finance Holdings, Inc., Nalco Finance Holdings II Inc., Nalco Holdings or Nalco LLC, such as transfer restrictions and registration rights.

All significant decisions involving Nalco LLC and any voting or other rights to be exercised in respect of its direct or indirect subsidiaries require the approval of the board of directors of Nalco LLC or the Sponsor members of Nalco LLC, including the approval of directors appointed by at least two of the three Sponsors (or two of the three Sponsors as members). The board of directors of Nalco LLC currently consists of seven members, including Dr. Joyce and two directors designated by each of the Sponsors. If either Blackstone or Apollo sells more than two-thirds of its current equity stake in Nalco LLC or if GSCP sells more than 51.5% of its current equity stake in Nalco LLC, that Sponsor will lose one of its two director designation rights. If either Blackstone or Apollo sells more than 90% of its current equity stake in Nalco LLC or if GSCP sells more than 85.5% of its current equity stake in Nalco LLC, that Sponsor will lose its remaining director designation right but will retain appropriate information rights and the right to designate an observer to attend Nalco LLC board meetings. If one Sponsor has the right to appoint only one director to the Nalco LLC board but the other two Sponsors continue to have the right to appoint two directors, then all Nalco LLC board decisions will require the approval of the designees of the two Sponsors that are still entitled to appoint two directors. If at least two of the Sponsors no longer have the right to appoint two directors to the Nalco LLC board, then the rule requiring approval of board designees of at least two of the Sponsors will no longer be operative. Actions by members of Nalco LLC will similarly require approval of two of the three Sponsors in those circumstances in which the relative equity ownership of Nalco LLC would require that actions be taken by director appointees of two of the three Sponsors. Of our current directors, Messrs. Black and Harris were appointed by Apollo, Messrs. Chu and O'Neill were appointed by Blackstone and Messrs. Friedman and Mehra were appointed by GSCP.

Transaction Fee Agreement

In connection with the Acquisition, affiliates of the Sponsors entered into a transaction fee agreement with us relating to certain structuring and advisory services that affiliates of the Sponsors provided to us for aggregate transaction and advisory fees of $75 million which were paid upon closing of the Acquisition. We have agreed to indemnify the Sponsors and their respective affiliates, directors, officers and representatives for losses relating to the services contemplated by the transaction fee agreement and the engagement of affiliates of the Sponsors pursuant to, and the performance by them of the services contemplated by, the transaction fee agreement.

Monitoring Fee Agreement

Following the Acquisition, affiliates of the Sponsors entered into a monitoring fee agreement under which these affiliates of the Sponsors agreed to provide certain structuring, advisory and management services to us for a twelve-year period, unless earlier terminated by agreement between us and the Sponsors or until such time as the Sponsors' direct or indirect ownership of us fell below 5%. The annual monitoring fee under this monitoring fee agreement will be the greater of $10 million or 2% of our EBITDA for the preceding fiscal year. Pursuant to an amendment to the Monitoring Fee Agreement, upon a change of control in our ownership or a public offering of our equity that meets certain conditions, and in recognition of facilitation of such change of control or public offering by affiliates of the Sponsors, these affiliates of the Sponsors may elect to receive, in lieu of annual payments of the monitoring fee, a single lump sum cash payment equal to the then-present value of all then-current and future monitoring fees payable under this agreement, assuming the termination date to be the twelfth anniversary of the closing date of the Acquisition and the annual fee due to be equal to the highest annual monitoring fee paid in the preceding three fiscal years. The lump sum payment would only be payable to the extent that it is permitted under the indentures and other agreements governing our indebtedness. We have agreed to indemnify the Sponsors and their affiliates, directors, officers and representatives for losses relating to the services contemplated by the monitoring fee agreement and their engagement of the affiliates of the Sponsors pursuant to, and the performance by them of the services contemplated by, the monitoring fee agreement.

Management Members Agreement

Pursuant to management members agreements Nalco LLC entered into with certain members of our management, following the consummation of the initial public offering of Nalco Holding Company, each management unitholder will have the right to sell his/her class A units, as well as his/her class B units, class C units and class D units after they have vested (the "vested units"), to Nalco LLC. Following the date that is the later of the date on which any applicable "lock-up" period pursuant to the initial public offering terminates and the date that is six months and one day after (i) the date when the units were purchased (in the case of class A units) or (ii) the date on which the units vest (in the case of class B units, class C units and class D units), the unitholder may sell, and Nalco LLC must repurchase, all or a portion of such unitholder's class A units and vested units. Nalco LLC would then be required to repurchase such units by delivering shares of Nalco Holding Company common stock to the unitholder. The price required to be paid by Nalco LLC for the class A units and vested units will be the fair market value of such units as of the date the "put" right is exercised by the unitholder. The "put" right will be subject to certain limitations on its exercise, as described in the definitive documents. The unitholder will also be entitled to participate in certain sales by the Sponsors.

Other Relationships

Mr. Bell, our Chief Financial Officer, is a director and Chairman of the Audit Committee of Compass Minerals International, Inc., an entity for which Mr. Harris, one of our directors, serves as a director and in which affiliates of Apollo Management Group, one of our Sponsors, own a minority interest.

On October 29, 2003, we issued an irrevocable standby letter of credit to Mr. Roe, our Executive Vice President, Chief Operating Officer and President, Industrial and Institutional Services division, in the amount of $1,426,000. This letter of credit was never drawn down and expired on December 31, 2003.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facilities

In connection with the Transactions, Nalco Company entered into senior credit facilities provided by a syndicate of banks and other financial institutions led by Citicorp North America, Inc., as administrative agent, Citigroup Global Markets Inc., as global coordinator, joint lead arranger and joint book manager, Bank of America, N.A., as documentation agent, Banc of America Securities LLC, as global coordinator, joint lead arranger and joint book manager and Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Goldman Sachs Credit Partners L.P. and UBS Securities LLC, each as a co-syndication agent, joint lead arranger and joint book manager.

The senior credit facilities provided financing of up to $1,850 million, consisting of

•	a $300 million term loan A facility (which includes an €88 million tranche) maturing on November 4, 2009;

•	a $1,300 million term loan B facility maturing on November 4, 2010; and

•	a $250 million revolving credit facility maturing on November 4, 2009.

The term loan A facility and the term loan B facility were fully drawn upon consummation of the Transactions. Through June 30, 2004, we have made $7.8 million of scheduled repayments and $75.1 million of optional prepayments of the term A loans and $6.5 million of scheduled repayments and $107.5 million of optional prepayments of the term B loans. We used $92.0 million of proceeds from borrowings under our new receivables facility described below to repay a portion of these loans. As of June 30, 2004, we had no borrowings outstanding under our revolving credit facility. As of June 30, 2004, we had $34.7 million of standby letters of credit outstanding and could have made up to $215.3 million of additional borrowings under our revolving credit facility.

In addition, upon the occurrence of certain events, we may request an increase to the existing revolving credit facility and/or existing term loan B facility in an amount not to exceed $100 million in the aggregate, subject to receipt of commitments by existing revolving credit lenders, existing term loan B lenders or other financial institutions reasonably acceptable to the administrative agent.

Nalco Company is the borrower under the term loan facilities and the revolving credit facility, and certain of our non-U.S. subsidiaries may be designated as additional borrowers after the closing date under the revolving credit facility. The term loan A facility includes an €88 million tranche. A portion of the revolving credit facility can be made available to our non-U.S. subsidiary borrowers in euros. The revolving credit facility includes borrowing capacity of up to $100 million available for letters of credit (of which $35 million can be euro denominated) and up to $50 million (of which $25 million can be euro denominated) for borrowings on same-day notice, referred to as the swingline loans.

Interest Rate and Fees

The borrowings under the senior credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the base rate of Citibank, N.A., (2) the three-month certificate of deposit rate plus 1/2 of 1% and (3) the federal funds rate plus 1/2 of 1% or (b) a LIBOR or eurocurrency rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. The initial applicable margin for borrowings under the revolving credit facility and the term loan A facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR or eurocurrency borrowings. The applicable margin for such borrowings may be reduced subject to our attaining certain leverage ratios. The applicable margin for borrowings under the term loan B facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR or eurocurrency borrowings. The applicable margin for borrowings under the term loan B facility is not subject to adjustment.

In addition to paying interest on outstanding principal under the senior credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50%. We also pay customary letter of credit fees.

Prepayments

The senior credit facilities require us to prepay outstanding term loans, subject to certain exceptions, with:

•	75% (which percentage we expect will be reduced to 50% if our leverage ratio is less than 5.00 to 1.00 for any fiscal year and to 25% if our leverage ratio is less than 4.00 to 1.00 for any fiscal year) of our excess cash flow;

•	100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, if we do not reinvest or contract to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 12 months, subject to certain limitations;

•	100% of the net proceeds of any incurrence of debt other than debt permitted under the senior credit facilities;

•	50% of the net proceeds of issuances of equity of Nalco Holdings (which percentage will be reduced to 25% for so long as our total leverage ratio is less than 4.50 to 1.00), subject to certain exceptions; and

•	100% of any cash payments received in excess of $10 million in the aggregate in respect of any claim under the stock purchase agreement or as a result of any breach of any term of the stock purchase agreement.

We may voluntarily repay outstanding loans under the senior credit facilities at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR or Eurocurrency loans.

Amortization

The term loan A facility will amortize in equal quarterly installments at a rate of 5% per annum in year one, 10% per annum in year two, 15% per annum in year three, 20% per annum in year four and 25% per annum in each of years five and six.

The term loan B facility will amortize each year in an amount equal to 1% per annum in equal quarterly installments for the first six years and nine months, with the remaining amount payable on November 4, 2010.

Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity on November 4, 2009.

Guarantee and Security

All obligations under the senior credit facilities are unconditionally guaranteed by Nalco Holdings and, subject to certain exceptions, each of Nalco Company's existing and future domestic wholly-owned subsidiaries (other than Nalco Company's receivables subsidiaries), referred to collectively as U.S. Guarantors. The portion of the senior credit facility borrowed by Nalco Company is not guaranteed by NI Acquisition Co., or a holding company for the Nalco International SAS Subsidiaries and certain other foreign subsidiaries ("Foreign Holdco"), or any of Foreign Holdco's subsidiaries. In addition, the borrowings of designated non-U.S. subsidiary borrowers under the revolving credit facility after the closing date are guaranteed, to the extent legally permitted, by their wholly-owned non-U.S. subsidiaries (referred to collectively as the foreign guarantors).

All obligations under the senior credit facilities, and the guarantees of those obligations (as well as certain working capital lines of Foreign Holdco's non-U.S. subsidiaries, cash management obligations and any interest hedging or other swap agreements), are secured by substantially all the assets of Nalco Holdings, Nalco Company and each U.S. Guarantor, including, but not limited to, the following, and subject to certain exceptions:

•	a pledge of the capital stock of Nalco Company and NI Acquisition Co., in each case, to the extent owned by Nalco Holdings, 100% of the capital stock of substantially all U.S. Guarantors, and 65% of the capital stock of each of Nalco Company's non-U.S. subsidiaries that are directly owned by Nalco Company or one of the U.S. Guarantors; and

•	a security interest in substantially all tangible and intangible assets of Nalco Holdings, Nalco Company and each U.S. Guarantor (but excluding receivables sold to a receivables subsidiary under a receivables facility).

We did not have any non-U.S. subsidiary borrowers under the revolving credit agreement at the closing of the Transactions. The obligations of all non-U.S. subsidiary borrowers under the revolving credit facility (as well as cash management obligations and interest hedging or other swap agreements), and foreign guarantees of such obligations are, subject to certain exceptions and only to the extent permitted by applicable legal and contractual provisions, secured by the following:

•	a pledge of the capital stock of each non-U.S. borrower and each non-U.S. guarantor; and

•	a lien on substantially all tangible and intangible assets of each non-U.S. borrower and each non-U.S. guarantor (but excluding any receivables sold to a receivables subsidiary under an off balance sheet receivables facility).

Certain Covenants and Events of Default

The following is a description of the material covenants under the senior credit facilities that, among other things, restrict, subject to certain exceptions, the ability of Nalco Holdings and its subsidiaries, including Nalco Company, to:

•	sell assets;

•	incur additional indebtedness or issue preferred stock;

•	repay other indebtedness (including the notes);

•	pay dividends and distributions or repurchase the capital stock of Nalco Company;

•	create liens on assets;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	enter into sale and leaseback transactions;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing their indebtedness, including the notes;

•	change the business conducted by Nalco Holdings and its subsidiaries (including Nalco Company);

•	enter into agreements that restrict dividends from subsidiaries; and

•	enter into hedging agreements.

In addition, the senior credit facilities require Nalco Company to maintain the following financial covenants:

•	A maximum total leverage ratio, determined by dividing the consolidated indebtedness of Nalco Holdings and its subsidiaries (net of unrestricted cash and marketable securities) by the Adjusted EBITDA of Nalco Holdings and its subsidiaries. The maximum total leverage ratio is 6.75 to 1.00 for 2004, 6.50 to 1.00 for 2005, 6.00 to 1.00 for 2006, 5.50 to 1.00 for 2007, 5.25 to 1.00 for 2008, 5.00 to 1.00 for 2009 and 4.75 to 1.00 from January 1, 2010 to November 4, 2010. This ratio is tested on the last day of each fiscal quarter on a rolling four fiscal quarter basis.

•	A minimum interest coverage ratio, determined by dividing the Adjusted EBITDA of Nalco Holdings and its subsidiaries by the cash interest expense of Nalco Holdings and its subsidiaries. The minimum interest coverage ratio is 1.65 to 1.00 for 2004, 1.70 to 1.00 for 2005, 1.75 to 1.00 for 2006, 1.80 to 1.00 for 2007, 1.85 to 1.00 for 2008, 1.90 to 1.00 for 2009 and 2.25 to 1.00 from 2010 to November 4, 2010. This ratio is tested on the last day of each fiscal quarter on a rolling four fiscal quarter basis

•	A maximum capital expenditures limitation of $150.0 million in 2004 and $175.0 million for each fiscal year thereafter. If the actual amount of capital expenditures made in any fiscal year is less than the amount permitted to be made in such fiscal year, the amount of such difference (not to exceed 50% of the total amount permitted for such fiscal year) may be carried forward and used to make capital expenditures in the two succeeding fiscal years. Capital expenditures are tested at the end of each fiscal year.

The senior credit facilities also contain certain customary affirmative covenants and events of default.

As of June 30, 2004, we were in compliance in all material respects with all covenants and provisions contained in the senior credit facilities.

Receivables Facility

Our receivables facility provides up to $100.0 million in funding from a commercial paper conduit sponsored by one of the lenders under our senior credit facilities, based on availability of eligible receivables and satisfaction of other customary conditions.

On June 25, 2004, Nalco Company and one of its domestic subsidiaries (the "sellers") signed a receivables purchase agreement and began selling trade account receivables (the "receivables") through the receivables facility. Receivables are sold to Nalco Receivables LLC (the "transferor"). The transferor is a bankruptcy-remote special purpose limited liability company that is our wholly-owned consolidated subsidiary. The transferor's purchase of receivables is financed through the simultaneous sale of an undivided interest in the purchased receivables pursuant to a receivables transfer agreement, together with cash contributed to it by Nalco Company and the advances made by the sellers under an intercompany note. The purchaser of receivables under the receivables transfer agreement is a multi-seller asset-backed commercial paper conduit and/or the related bank sponsor (the "transferees"). The commercial paper conduit is sponsored by JPMorgan Chase Bank, one of the lenders under Nalco Company's senior credit facilities.

In connection with the receivables purchase agreement, the sellers have granted a perfected security interest in the receivables to the transferor. The transferor has in turn granted this security interest to the transferees under the receivables transfer agreement.

Nalco Company, as the receivables collection agent, services, administers and collects the receivables under the receivables transfer agreement for which it receives a monthly servicing fee at a rate of 1% per annum of the average daily outstanding balance of receivables.

Availability of funding under the receivables facility depends primarily upon the outstanding trade accounts receivable balance from time to time. Aggregate availability is determined by using a formula that reduces the gross receivables balance by factors that take into account historical default and dilution rates, excessive concentrations and average days outstanding and the costs of the facility.

The transferees have recourse for amounts financed under the receivables facility only to the receivables held by the transferee, including receivables in excess of the amount financed. Recourse to the sellers and the transferor is limited to breaches of representations, warranties and covenants and as described below. Nalco Company irrevocably and unconditionally guarantees certain performance obligations of its subsidiary under the receivables purchase agreement. Nalco Holdings has unconditionally guaranteed the servicing and certain other performance obligations of Nalco Company under the receivables purchase agreement.

The commercial paper conduit may discontinue funding the receivables facility at any time for any reason. If it does, the bank sponsor of the commercial paper conduit is obligated to fund the receivables facility.

Interest

The commercial paper conduit provides funding at its quoted cost of funds for issuing commercial paper. When not funded by the commercial paper conduit (but directly through the conduit sponsor), the receivables facility will provide funding at our applicable margin for the receivables facility that varies based upon our leverage ratio as calculated under the senior credit facilities plus, at the transferor's option, either (1) the LIBOR rate, adjusted for statutory reserves or (2) the higher of (x) JPMorgan Chase Bank's prime rate or (y) the federal funds effective rate plus 0.50%.

Fees

The receivables facility fees include a usage fee that varies based upon our leverage ratio as calculated under the senior credit facilities and is currently 1.10% of the amount funded. In addition, the transferor is required to pay a fee on the unused portion of the receivables facility that varies based upon the same ratio and is currently 0.35% of the unused portion of the commitments. These rates are per annum and payments of these fees are made to the lenders on the monthly settlement date.

Early Termination Events

The receivables facility may be terminated for material breaches of representations and warranties, bankruptcies of the sellers or the transferor, a judgment or order for the payment of money is rendered against the transferor, cross-defaults to our other debt, or breach of specified financial covenants, among other reasons.

Accounting Matters

We treat this facility as a general financing agreement resulting in the funding and related receivables being shown as liabilities and assets, respectively, on our consolidated balance sheet and the costs associated with the receivables facility being recorded as interest expense.

7¾% Dollar Senior Notes due 2011

General.    In November 2003, Nalco Company issued $665,000,000 aggregate principal amount of 7¾% U.S. Dollar-denominated Senior Notes that mature on November 15, 2011 in a private transaction not subject to the registration requirements under the Securities Act.

Ranking.    The dollar senior notes are Nalco Company's senior unsecured obligations and rank equally in right of payment to all of Nalco Company's existing and future senior indebtedness; rank senior in right of payment to all of Nalco Company's existing and future senior subordinated indebtedness and subordinated indebtedness; and are effectively subordinated in right of payment to Nalco Company's secured indebtedness (including obligations under the senior credit facilities) to the extent of the value of the assets securing such indebtedness, and all obligations of each of Nalco Company's existing and future subsidiaries that are not guarantors.

Optional Redemption.    The dollar senior notes may be redeemed at Nalco Company's option, in whole or in part, at any time prior to November 15, 2007, at a redemption price equal to 100% of the principal amount of the dollar senior notes redeemed, plus the greater of: (1) 1.0% of the then outstanding principal amount of the dollar senior notes; and (2) the excess of (a) the present value at such redemption date of (i) the redemption price of the dollar senior notes at November 15, 2007 (as set forth in the table below), plus (ii) all required interest payments due on the dollar senior notes through November 15, 2007 (excluding accrued but unpaid interest), computed using a discount rate equal to the applicable treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the dollar senior notes, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

The dollar senior notes may be redeemed at Nalco Company's option, in whole or in part, at any time on or after November 15, 2007, at the redemption prices (expressed as percentages of principal amount) as set forth in the table below, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the twelve-month period commencing on November 15 of the years set forth below:

Period	Redemption Price
2007	103.875%
2008	101.938%
2009 and thereafter	100.000%

In addition, at any time on or prior to November 15, 2006, up to 35% of the aggregate principal amount of the dollar senior notes originally issued shall be redeemable in cash at Nalco Company's option at a redemption price of 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the redemption date, with the net cash proceeds of one or more equity offerings; provided, however, at least 65% of the original aggregate principal amount of dollar senior notes remains outstanding after each such redemption and provided further that such redemption will occur within 90 days after the date on which any such equity offering is consummated.

Change of Control.    Upon the occurrence of a change of control, which is defined in the indenture governing the 7¾% dollar senior notes, each holder of the 7¾% dollar senior notes has the right to require Nalco Company to repurchase some or all of such holder's 7¾% dollar senior notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants.    The indenture governing the 7¾% dollar senior notes contains covenants limiting, among other things, Nalco Holdings' ability and the ability of its restricted subsidiaries (including, without limitation, Nalco Company) to:

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase Nalco Holdings' capital stock;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	limit dividends or other payments by its restricted subsidiaries to Nalco Holdings;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

Events of Default.    The indenture governing the 7¾% dollar senior notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such 7¾% dollar senior notes to become or to be declared due and payable.

7¾% Euro Senior Notes due 2011

General.    In November 2003, Nalco Company issued €200,000,000 aggregate principal amount of 7¾% euro-denominated Senior Notes that mature on November 15, 2011 in a private transaction not subject to the registration requirements under the Securities Act.

Ranking.    The euro senior notes are Nalco Company's senior unsecured obligations and rank equally in right of payment to all of Nalco Company's existing and future senior indebtedness; rank senior in right of payment to all of Nalco Company's existing and future senior subordinated indebtedness and subordinated indebtedness; and are effectively subordinated in right of payment to Nalco Company's secured indebtedness (including obligations under the senior credit facilities) to the extent of the value of the assets securing such indebtedness, and all obligations of each of Nalco Company's existing and future subsidiaries that are not guarantors.

Optional Redemption.    The euro senior notes may be redeemed at Nalco Company's option, in whole or in part, at any time prior to November 15, 2007, at a redemption price equal to 100% of the principal amount of the euro senior notes redeemed, plus the greater of: (1) 1.0% of the then outstanding principal amount of the euro senior notes; and (2) the excess of (a) the present value at such redemption date of (i) the redemption price of the euro senior notes at November 15, 2007 (as set forth in the table below), plus (ii) all required interest payments due on the euro senior notes through November 15, 2007 (excluding accrued but unpaid interest), computed using a discount rate equal to the applicable treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the euro senior notes, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

The euro senior notes may be redeemed at Nalco Company's option, in whole or in part, at any time on or after November 15, 2007, at the redemption prices (expressed as percentages of principal amount) as set forth in the table below, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the twelve-month period commencing on November 15 of the years set forth below:

Period	Redemption Price
2007	103.875%
2008	101.938%
2009 and thereafter	100.000%

In addition, at any time on or prior to November 15, 2006, up to 35% of the aggregate principal amount of the euro senior notes originally issued shall be redeemable in cash at Nalco Company's option at a redemption price of 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the redemption date, with the net cash proceeds of one or more equity offerings; provided, however, at least 65% of the original aggregate principal amount of euro senior notes remains outstanding after each such redemption and provided further that such redemption will occur within 90 days after the date on which any such equity offering is consummated.

Change of Control.    Upon the occurrence of a change of control, which is defined in the indenture governing the 7¾% euro senior notes, each holder of the 7¾% euro senior notes has the right to require Nalco Company to repurchase some or all of such holder's 7¾% euro senior notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants.    The indenture governing the 7¾% euro senior notes contains covenants limiting, among other things, Nalco Holdings' ability and the ability of its restricted subsidiaries (including, without limitation, Nalco Company) to:

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase Nalco Holdings' capital stock;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	limit dividends or other payments by its restricted subsidiaries to Nalco Holdings;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

Events of Default.    The indenture governing the 7¾% euro senior notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such 7¾% euro senior notes to become or to be declared due and payable.

8 7/8% Senior Subordinated Notes due 2013

General.    In November 2003, Nalco Company issued $465,000,000 aggregate principal amount of 8 7/8% U.S. Dollar-denominated Senior Subordinated Notes that mature on November 15, 2013 in a private transaction not subject to the registration requirements under the Securities Act.

Ranking.    The dollar senior subordinated notes are Nalco Company's senior subordinated unsecured obligations and rank junior in right of payment to all of Nalco Company's existing and future senior indebtedness (including the senior dollar notes and the senior euro notes and obligations under the senior credit facilities); rank equally in right of payment with all of Nalco Company's existing and future senior subordinated indebtedness; are effectively subordinated in right of payment to all of Nalco Company's existing and future secured indebtedness (including obligations under the senior credit facilities), to the extent of the value of the assets securing such indebtedness, are structurally subordinated to all obligations of each of Nalco Company's subsidiaries that are not guarantors; and rank senior in right of payment to all of Nalco Company's future subordinated indebtedness.

Optional Redemption.    The dollar senior subordinated notes may be redeemed at Nalco Company's option, in whole or in part, at any time prior to November 15, 2008, at a redemption price equal to 100% of the principal amount of the euro senior notes redeemed, plus the greater of: (1) 1.0% of the then outstanding principal amount of the dollar senior subordinated notes; and (2) the excess of (a) the present value at such redemption date of (i) the redemption price of the dollar senior subordinated notes at November 15, 2008 (as set forth in the table below), plus (ii) all required interest payments due on the dollar senior subordinated notes through November 15, 2008 (excluding accrued but unpaid interest), computed using a discount rate equal to the applicable treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the dollar senior subordinated notes, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

The dollar senior subordinated notes may be redeemed at Nalco Company's option, in whole or in part, at any time on or after November 15, 2008, at the redemption prices (expressed as percentages of principal amount) as set forth in the table below, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the twelve-month period commencing on November 15 of the years set forth below:

Period	Redemption Price
2008	104.438%
2009	102.958%
2010	101.479%
2011 and thereafter	100.000%

In addition, at any time on or prior to November 15, 2006, up to 35% of the aggregate principal amount of the dollar senior subordinated notes originally issued shall be redeemable in cash at Nalco Company's option at a redemption price of 108.875% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the redemption date, with the net cash proceeds of one or more equity offerings; provided, however, at least 65% of the original aggregate principal amount of dollar senior subordinated notes remains outstanding after each such redemption and provided further that such redemption will occur within 90 days after the date on which any such equity offering is consummated.

Change of Control.    Upon the occurrence of a change of control, which is defined in the indenture governing the 8 7/8% dollar senior subordinated notes, each holder of the 8 7/8% dollar senior subordinated notes has the right to require Nalco Company to repurchase some or all of such holder's 8 7/8% dollar senior subordinated notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants.    The indenture governing the 8 7/8% dollar senior subordinated notes contains covenants limiting, among other things, Nalco Holdings' ability and the ability of its restricted subsidiaries (including, without limitation, Nalco Company) to:

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase Nalco Holdings' capital stock;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	limit dividends or other payments by its restricted subsidiaries to Nalco Holdings;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

Events of Default.    The indenture governing the 8 7/8% dollar senior subordinated notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such 8 7/8% dollar senior subordinated notes to become or to be declared due and payable.

9% Senior Subordinated Notes due 2013

General.    In November 2003, Nalco Company issued €200,000,000 aggregate principal amount of 9% euro-denominated senior subordinated notes that mature on November 15, 2013 in a private transaction not subject to the registration requirements under the Securities Act.

Ranking.    The euro senior subordinated notes are Nalco Company's senior subordinated unsecured obligations and rank junior in right of payment to all of Nalco Company's existing and future senior indebtedness (including the senior dollar notes and the senior euro notes and obligations under the senior credit facilities); rank equally in right of payment with all of Nalco Company's existing and future senior subordinated indebtedness; are effectively subordinated in right of payment to all of Nalco Company's existing and future secured indebtedness (including obligations under the senior credit facilities), to the extent of the value of the assets securing such indebtedness, are structurally subordinated to all obligations of each of Nalco Company's subsidiaries that are not guarantors; and rank senior in right of payment to all of Nalco Company's future subordinated indebtedness.

Optional Redemption.    The euro senior subordinated notes may be redeemed at Nalco Company's option, in whole or in part, at any time prior to November 15, 2008, at a redemption price equal to 100% of the principal amount of the euro senior notes redeemed, plus the greater of: (1) 1.0% of the then outstanding principal amount of the euro senior subordinated notes; and (2) the excess of (a) the present value at such redemption date of (i) the redemption price of the euro senior subordinated notes at November 15, 2008 (as set forth in the table below), plus (ii) all required interest payments due on the euro senior subordinated notes through November 15, 2008 (excluding accrued but unpaid interest), computed using a discount rate equal to the applicable treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the euro senior subordinated notes, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

The euro senior subordinated notes may be redeemed at Nalco Company's option, in whole or in part, at any time on or after November 15, 2008, at the redemption prices (expressed as percentages of principal amount) as set forth in the table below, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the twelve-month period commencing on November 15 of the years set forth below:

Period	Redemption Price
2008	104.500%
2009	103.000%
2010	101.500%
2011 and thereafter	100.000%

In addition, at any time on or prior to November 15, 2006, up to 35% of the aggregate principal amount of the euro senior subordinated notes originally issued shall be redeemable in cash at Nalco Company's option at a redemption price of 109% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the redemption date, with the net cash proceeds of one or more equity offerings; provided, however, at least 65% of the original aggregate principal amount of euro senior subordinated notes remains outstanding after each such redemption and provided further that such redemption will occur within 90 days after the date on which any such equity offering is consummated.

Change of Control.    Upon the occurrence of a change of control, which is defined in the indenture governing the 9% euro senior subordinated notes, each holder of the 9% euro senior subordinated notes has the right to require Nalco Company to repurchase some or all of such holder's 9% euro senior subordinated notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants.    The indenture governing the 9% euro senior subordinated notes contains covenants limiting, among other things, Nalco Holdings' ability and the ability of its restricted subsidiaries (including, without limitation, Nalco Company) to:

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase Nalco Holdings' capital stock;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	limit dividends or other payments by its restricted subsidiaries to Nalco Holdings;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

Events of Default.    The indenture governing the 9% euro senior subordinated notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such 9% euro senior subordinated notes to become or to be declared due and payable.

6¼% Notes due 2008

As of June 30, 2004, Nalco Company had $27.8 million aggregate principal amount of its 6¼% notes due 2008 outstanding. In May 1998, Nalco Chemical Company issued $150.0 million of those 6¼% notes due 2008. In 1999, in connection with Suez's acquisition of Nalco Chemical Company, Nalco Chemical Company conducted a tender offer and consent solicitation in which it repurchased $122.2 million of notes and amended the indenture governing the notes to eliminate several covenants and events of default. The notes mature on May 15, 2008 and interest is payable at a fixed rate of 6.25% semiannually on May 15 and November 15. Nalco Company may not redeem the notes prior to maturity. Events of default include non-payment of principal or interest on the notes or non-performance of covenants under the indenture in connection with the notes. If an event of default with respect to the notes shall occur and be continuing, the principal of the notes may be declared immediately due and payable.

As of June 30, 2004, we were in compliance in all material respects with all covenants and provisions contained under the indenture governing these notes.

Non-U.S. Lines of Credit

Certain of our non-U.S. subsidiaries have lines of credit to support local requirements. As of
June 30, 2004, the outstanding balance under these local lines of credit was approximately $18.7 million. Certain of these lines of credit are equally and ratably secured with obligations under the senior credit facilities.

As of June 30, 2004, we had an additional $45.0 million of borrowing capacity available under these non-U.S. lines of credit.

DESCRIPTION OF NOTES

General

The notes will be issued under an indenture (the "indenture"), dated as of January 21, 2004, among the Issuers and The Bank of New York, as Trustee. A copy of the indenture has been filed as an exhibit to the registration statement of which this prospectus is a part.

The following summary of certain provisions of the indenture and the notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture, including the definitions of certain terms therein and those terms made a part thereof by the TIA. Capitalized terms used in this "Description of Notes" section and not otherwise defined have the meanings set forth in the section "—Certain Definitions." As used in this "Description of Notes" section, "Nalco Finance LLC" refers to Nalco Finance Holdings LLC and not any of its Subsidiaries or parent companies, and the "Issuers," "we," "us" or "ours" refer to Nalco Finance Holdings LLC and Nalco Finance Holdings Inc., as co-issuers of the notes and not any of their respective Subsidiaries or parent companies.

On January 21, 2004, we issued notes with an initial aggregate principal amount at maturity of $694.0 million. The notes were issued at a substantial discount from their principal amount at maturity to generate gross proceeds of approximately $445.8 million. We may issue additional notes from time to time after this offering. Any offering of additional notes is subject to the covenant described below under the caption "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock." The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Principal of, premium, if any, and interest on the notes are payable, and the notes may be exchanged or transferred, at the office or agency of the Issuers in the Borough of Manhattan, The City of New York (which initially shall be the principal corporate trust office of the Trustee, at 101 Barclay Street, New York, New York 10286), except that, at the option of the Issuers, payment of interest may be made by check mailed to the holders at their registered addresses.

The notes were issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Terms of the Notes

The notes are unsecured joint and several senior obligations of the Issuers and will mature on February 1, 2014. Until February 1, 2009, interest will accrue on the notes at the rate of 9.0% per annum in the form of an increase in the Accreted Value (representing amortization of original issue discount) between the date of original issuance and February 1, 2009, on a semi-annual basis using a 360-day year comprised of twelve 30-day months, such that the Accreted Value shall be equal to the full principal amount at maturity of the notes on February 1, 2009 (the "Full Accretion Date"). Beginning on the Full Accretion Date, cash interest on the notes accrues at the rate of 9.0% per annum and is payable semiannually on February 1 and August 1 of each year to holders of record at the close of business on the January 15 or July 15 immediately preceding such interest payment dates, commencing August 1, 2009.

No cash will accrue on the notes prior to the Full Accretion Date, although for U.S. federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a holder as such discount accretes. See "Certain United States Federal Income Tax Consequences" for a discussion regarding the taxation of such original issue discount.

Additional interest is payable with respect to the notes in certain circumstances if the Issuers do not consummate the exchange offer (or shelf registration, if applicable).

Holding Company Structure

Nalco Finance LLC is a holding company and does not have any material assets or operations other than ownership of Capital Stock of Nalco Holdings. Nalco Finance Holdings Inc. was formed for the purpose of being a co-issuer of the notes, and also does not have any material assets or operations other than ownership of Capital Stock. All of Nalco Finance LLC's operations are conducted through its Subsidiaries. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of the Issuers' creditors, including holders of the notes. The notes, therefore, will be structurally subordinated to creditors (including trade creditors) and preferred stockholders (if any) of our Subsidiaries, including Nalco Holdings. As of June 30, 2004, the Issuers' total indebtedness was approximately $467.6 million and our total consolidated indebtedness was $3,634.0 million. Although the indenture limits the incurrence of Indebtedness and the issuance of preferred stock of our Restricted Subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the indenture does not impose any limitation on the incurrence by such Restricted Subsidiaries of liabilities that are not considered Indebtedness under the indenture. See "Risk Factors."

Optional Redemption

On and after February 1 , 2009, the Issuers may redeem the notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address, at the following redemption prices (expressed as a percentage of principal amount at maturity thereof), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on February 1 of the years set forth below:

Period	Redemption Price
2009	104.500%
2010	103.000%
2011	101.500%
2012 and thereafter	100.000%

In addition, prior to February 1 , 2009, the Issuers may redeem the notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address, at a redemption price equal to 100% of the Accreted Value of the notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and additional interest, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Notwithstanding the foregoing, at any time and from time to time on or prior to February 1 , 2007, the Issuers may redeem in the aggregate up to 35% of the original aggregate principal amount at maturity of the notes (calculated after giving effect to any issuance of additional notes) with the net cash proceeds of one or more Equity Offerings (1) by Nalco Finance LLC or (2) by any direct or indirect parent of Nalco Finance LLC, in each case, to the extent the net cash proceeds thereof are contributed to the common equity capital of Nalco Finance LLC or used to purchase Capital Stock (other than Disqualified Stock) of Nalco Finance LLC from it, at a redemption price of 109.000% of the Accreted Value thereof at the redemption date plus additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount at maturity of the notes (calculated after giving effect to any issuance of additional notes) must remain outstanding after each such redemption; and provided, further, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days' notice mailed to each holder of notes being redeemed and otherwise in accordance with the procedures set forth in the indenture.

Selection

In the case of any partial redemption, selection of the notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such notes are listed, or if such notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no notes of $1,000 principal amount at maturity or less be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note shall state the portion of the principal amount at maturity thereof to be redeemed. A new note in principal amount at maturity equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, Accreted Value will cease to accrete or interest will cease to accrue, as the case may be, on notes or portions thereof called for redemption so long as the Issuers have deposited with the Paying Agent funds sufficient to pay the Accreted Value or principal of, plus accrued and unpaid interest and additional interest (if any), as the case may be, on, the notes to be redeemed.

Ranking

The indebtedness evidenced by the notes are unsecured joint and several senior Indebtedness of the Issuers, ranks pari passu in right of payment with all existing and future Senior Indebtedness of the Issuers and is senior in right of payment to all existing and future Subordinated Indebtedness of the Issuers. The notes are also effectively subordinated to any Secured Indebtedness of the Issuers to the extent of the value of the assets securing such Secured Indebtedness.

Change of Control

Upon the occurrence of any of the following events (each, a "Change of Control"), each holder will have the right to require the Issuers to repurchase all or any part of such holder's notes at a purchase price in cash equal to 101% of the Accreted Value thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuers have previously elected to redeem notes as described under "—Optional Redemption:"

(1)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of Nalco Finance LLC and its Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders; or

(2)	the Issuers become aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of Nalco Finance LLC or any direct or indirect parent of Nalco Finance LLC; or

(3)	individuals who on the Issue Date constituted the Board of Directors of Nalco Finance LLC (together with any new directors whose election by such Board of Directors of Nalco Finance LLC or whose nomination for election by the shareholders of Nalco Finance LLC was approved by (a) a vote of a majority of the directors of Nalco Finance LLC then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved or (b) the Permitted Holders) cease for any reason to constitute a majority of the Board of Directors of Nalco Finance LLC then in office.

In the event that at the time of such Change of Control the terms of the Bank Indebtedness restrict or prohibit the repurchase of notes pursuant to this covenant, then prior to the mailing of the notice to holders provided for in the immediately following paragraph but in any event within 60 days following any Change of Control, the Issuers shall:

(1)	repay in full all Bank Indebtedness; or

(2)	obtain the requisite consent, if required, under the agreements governing the Bank Indebtedness to permit the repurchase of the notes as provided for in the immediately following paragraph.

Within 60 days following any Change of Control, except to the extent that the Issuers have exercised their right to redeem the notes as described under "—Optional Redemption," the Issuers shall mail a notice (a "Change of Control Offer") to each holder with a copy to the Trustee stating:

(1)	that a Change of Control has occurred and that such holder has the right to require the Issuers to purchase such holder's notes at a purchase price in cash equal to 101% of the Accreted Value thereof, plus accrued and unpaid interest and additional interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts and financial information regarding such Change of Control;

(3)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its notes purchased.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuers and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under this paragraph by virtue thereof.

This Change of Control repurchase provision is a result of negotiations among the Issuers and the Initial Purchaser. The Issuers have no present intention to engage in a transaction involving a Change of Control, although it is possible that the Issuers could decide to do so in the future. Subject to the limitations discussed below, the Issuers could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Issuers' capital structure or credit ratings.

The Credit Agreement contains, and existing and future indebtedness of the Issuers and their Subsidiaries may contain, prohibitions on the occurrence of certain events that would constitute a

Change of Control or require such indebtedness to be repaid or purchased upon a Change of Control. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The Credit Agreement does not permit Nalco Finance LLC's Subsidiaries to pay dividends or make distributions to the Issuers for the purpose of purchasing notes in the event of a Change of Control. Even if sufficient funds were otherwise available, the terms of certain of the Issuers' Indebtedness could prohibit the prepayment of notes prior to their scheduled maturity. Consequently, if the Issuers are not able to prepay such Indebtedness, they will be unable to fulfill their repurchase obligations if holders of notes exercise their repurchase rights following a Change of Control. The failure to make or consummate the Change of Control Offer or pay the purchase price when due will give the trustee and the holders the rights described under "—Events of Default." In the event that the Issuers are required to purchase outstanding notes pursuant to a Change of Control Offer, the Issuers expect to seek third party financing to the extent they lack available funds to meet their purchase obligations. However, there can be no assurance that we would be able to obtain such financing.

The definition of Change of Control includes a phrase relating to the sale, lease or transfer of "all or substantially all" the assets of Nalco Finance LLC and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuers to repurchase such notes as a result of a sale, lease or transfer of less than all of the assets of Nalco Finance LLC and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Certain Covenants

The following is a description of certain covenants, including the financial and restrictive covenants contained in the indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock. The indenture provides that:

(1)	Nalco Finance LLC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2)	Nalco Finance LLC will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock;

provided, however, that

(i) Nalco Finance LLC and any Restricted Subsidiary of Nalco Finance LLC other than Nalco Holdings and any of its Restricted Subsidiaries may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock or Preferred Stock if the Fixed Charge Coverage Ratio of Nalco Finance LLC for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 and

(ii) Nalco Holdings or any of its Restricted Subsidiaries may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock or Preferred Stock if the Fixed Charge Coverage Ratio of Nalco Holdings for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00;

in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(a)	the Incurrence by Nalco Finance LLC or its Restricted Subsidiaries of Indebtedness under the Credit Agreement and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $1,950 million outstanding at any one time, less the amount of any such Indebtedness permanently retired with the Net Proceeds from any Asset Sale applied from and after November 4, 2003 to reduce the outstanding amounts pursuant to the covenant described under "—Asset Sales;"

(b)	the Incurrence by the Issuers and any Guarantors of Indebtedness represented by the notes (not including any additional notes) and any Guarantees, if applicable;

(c)	Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a) and (b));

(d)	Indebtedness (including Capitalized Lease Obligations) Incurred by Nalco Finance LLC or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding that was Incurred pursuant to this clause (d), does not exceed 3% of Total Assets at the time of Incurrence;

(e)	Indebtedness Incurred by Nalco Finance LLC or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers' compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit, such obligations are reimbursed within 30 days following such drawing;

(f)	Indebtedness arising from agreements of Nalco Finance LLC or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the disposition of any business, assets or a Subsidiary of Nalco Finance LLC in accordance with the terms of the indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g)	Indebtedness of Nalco Finance LLC to a Restricted Subsidiary; provided that any such Indebtedness is subordinated in right of payment to the obligations of Nalco Finance LLC under the notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to Nalco Finance LLC or another Restricted Subsidiary) shall be deemed, in each case to be an Incurrence of such Indebtedness;

(h)	shares of Preferred Stock of a Restricted Subsidiary issued to Nalco Finance LLC or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to Nalco Finance LLC or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(i)	Indebtedness of a Restricted Subsidiary to Nalco Finance LLC or another Restricted Subsidiary; provided that any such Indebtedness is made pursuant to an intercompany note;

provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary lending such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to Nalco Finance LLC or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(j)	Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes): (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases;

(k)	obligations in respect of performance, bid and surety bonds and completion guarantees provided by Nalco Finance LLC or any Restricted Subsidiary in the ordinary course of business;

(l)	Indebtedness or Disqualified Stock of Nalco Finance LLC or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount, which when aggregated with the principal amount or liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and Incurred pursuant to this clause (l), does not exceed $175 million at any one time outstanding (it being understood that any Indebtedness Incurred under this clause (l) shall cease to be deemed Incurred or outstanding for purposes of this clause (l) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which Nalco Finance LLC, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (l));

(m)	any guarantee by Nalco Finance LLC or a Restricted Subsidiary of Indebtedness or other obligations of Nalco Finance LLC or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by Nalco Finance LLC or such Restricted Subsidiary is permitted under the terms of the indenture;

(n)	the Incurrence by Nalco Finance LLC or any of its Restricted Subsidiaries of Indebtedness which serves to refund or refinance any Indebtedness Incurred as permitted under the first paragraph of this covenant and clauses (b), (c), (d), (o) and (t) of this paragraph or any Indebtedness issued to so refund or refinance such Indebtedness (subject to the following proviso, "Refinancing Indebtedness") prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1)	has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced;

(2)	has a Stated Maturity which is no earlier than the Stated Maturity of the Indebtedness being refunded or refinanced;

(3)	to the extent such Refinancing Indebtedness refinances Indebtedness junior to the notes, such Refinancing Indebtedness is junior to the notes;

(4)	is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing;

(5)	shall not include Indebtedness of (x) a Restricted Subsidiary of Nalco Finance LLC that is not a Guarantor that refinances Indebtedness of Nalco Finance LLC or a Guarantor or (y) Nalco Finance LLC or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and

(6)	in the case of any Refinancing Indebtedness Incurred to refinance Indebtedness outstanding under clause (d) or (t), shall be deemed to have been Incurred and to be outstanding under such clause (d) or (t), as applicable, and not this clause (n) for purposes of determining amounts outstanding under such clauses (d) and (t);

provided, further, that subclauses (1) and (2) of this clause (n) will not apply to any refunding or refinancing of any Secured Indebtedness.

(o)	Indebtedness or Disqualified Stock of Persons that are acquired by Nalco Finance LLC or any of its Restricted Subsidiaries or merged into Nalco Finance LLC or any Restricted Subsidiary in accordance with the terms of the indenture; provided, however, that such Indebtedness or Disqualified Stock is not Incurred in contemplation of such acquisition or merger or to provide all or a portion of the funds or credit support required to consummate such acquisition or merger; provided, further, however, that after giving effect to such acquisition and the Incurrence of such Indebtedness:

(1)	in the case of an acquisition by or merger with Nalco Finance LLC or any Restricted Subsidiary of Nalco Finance LLC other than Nalco Holdings and any of its Restricted Subsidiaries, either (A) Nalco Finance LLC would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to clause (i) of the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or (B) the Fixed Charge Coverage Ratio of Nalco Finance LLC would be greater than immediately prior to such acquisition; or

(2)	in the case of an acquisition by or merger with Nalco Holdings or any of its Restricted Subsidiaries, either (A) Nalco Holdings would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to clause (ii) of the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or (B) the Fixed Charge Coverage Ratio of Nalco Holdings would be greater than immediately prior to such acquisition;

(p)	Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse to Nalco Finance LLC or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(q)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two business days of its Incurrence;

(r)	Indebtedness of Nalco Finance LLC or any Restricted Subsidiary supported by a letter of credit issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(s)	Contribution Indebtedness;

(t)	(a) (1) in the case of Foreign Subsidiaries of Nalco Finance LLC that are not Subsidiaries of Nalco Holdings, if Nalco Finance LLC or any of its Restricted Subsidiaries other than Nalco Holdings and its Restricted Subsidiaries could Incur $1.00 of additional Indebtedness pursuant to clause (i) of the first paragraph hereof after giving effect to such borrowing, Indebtedness of Foreign Subsidiaries of Nalco Finance LLC not otherwise permitted hereunder and (2) in the case of Foreign Subsidiaries of Nalco Holdings, if Nalco Holdings or any of its Restricted Subsidiaries could Incur $1.00 of additional Indebtedness pursuant to clause (ii) of the first paragraph hereof after giving effect to such borrowing, Indebtedness of Foreign Subsidiaries of Nalco Holdings not otherwise permitted hereunder; or (b) if neither Nalco Finance LLC nor any of its Restricted Subsidiaries could Incur $1.00 of additional Indebtedness pursuant to the first paragraph hereof after giving effect to such borrowing, Indebtedness of Foreign Subsidiaries of Nalco Finance LLC or Nalco Holdings, as the case may be. Incurred for working capital purposes, provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (t) which, when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (t), does not exceed the greater of (x) $125 million and (y) 10% of the consolidated assets of the Foreign Subsidiaries; and

(u)	Indebtedness of Nalco Finance LLC or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business.

Notwithstanding the foregoing, the Issuers may not Incur any Indebtedness pursuant to the immediately preceding paragraph if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Indebtedness unless such Indebtedness will be subordinated to the notes to at least the same extent as such Subordinated Indebtedness. For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (u) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Issuers shall, in their sole discretion, classify or reclassify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof; provided that all Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred pursuant to clause (a) of the second paragraph of this covenant and the Issuers shall not be permitted to reclassify all or any portion of such Indebtedness. Accrual of interest, the accretion of accreted value, the payment of interest in the form of additional Indebtedness with the same terms, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness, provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

Limitation on Restricted Payments. The indenture provides that Nalco Finance LLC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on account of Nalco Finance LLC's or any of its Restricted Subsidiaries' Equity Interests, including any payment made in connection with any merger or consolidation involving Nalco Finance LLC (other than (A) dividends or distributions by Nalco Finance LLC payable solely in Equity Interests (other than Disqualified Stock) of Nalco Finance LLC; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, Nalco Finance LLC or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2)	purchase or otherwise acquire or retire for value any Equity Interests of Nalco Finance LLC or any direct or indirect parent company of Nalco Finance LLC;

(3)	make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (g) and (i) of the second paragraph of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"); or

(4)	make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

(a)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)	(A) with respect to a Restricted Payment by Nalco Finance LLC or any Restricted Subsidiary of Nalco Finance LLC other than Nalco Holdings and its Restricted Subsidiaries, immediately after giving effect to such transaction on a pro forma basis, Nalco Finance LLC could Incur $1.00 of additional Indebtedness under the provisions of clause (i) of the first paragraph of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" (it being understood that for purposes of calculating the Fixed Charge Coverage Ratio for this purpose only, any of the Issuers' non-cash interest expense and amortization of original issue discount shall be excluded) or (B) with respect to a Restricted Payment by Nalco Holdings or any Restricted Subsidiary of Nalco Holdings, immediately after giving effect to such transaction on a pro forma basis, Nalco Holdings could incur at least $1.00 of additional Indebtedness under the provisions of clause (ii) of the first paragraph of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;" and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Nalco Finance LLC and its Restricted Subsidiaries after November 4, 2003 (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amounts paid pursuant to such clause), (6), (8) and (13) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of, without duplication,

(1)	50% of the Consolidated Net Income (it being understood that for purposes of calculating Consolidated Net Income pursuant to this clause (c)(1) only, any of the Issuers' non-cash interest expense and amortization of original issue discount shall be excluded) of Nalco Finance LLC for the period (taken as one accounting period) from October 1, 2003 to the end of Nalco Finance LLC's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(2)	100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received by Nalco Finance LLC after November 4, 2003 from the issue or sale of Equity Interests of Nalco Finance LLC or any direct or indirect parent company of Nalco Finance LLC (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions and Disqualified Stock), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of Nalco Finance LLC or an employee stock ownership plan or trust established by Nalco Finance LLC or any of its Subsidiaries), plus

(3)	100% of the aggregate amount of contributions to the capital of Nalco Finance LLC received in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash after November 4, 2003 (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock and the Cash Contribution Amount), plus

(4)	100% of the aggregate amount received by Nalco Finance LLC or any Restricted Subsidiary in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash received by Nalco Finance LLC or any Restricted Subsidiary from:

(A)	the sale or other disposition (other than to Nalco Finance LLC or a Restricted Subsidiary of Nalco Finance LLC) of Restricted Investments made by Nalco Finance LLC and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from Nalco Finance LLC and its Restricted Subsidiaries by any Person (other than Nalco Finance LLC or any of its Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of the next succeeding paragraph),

(B)	the sale (other than to Nalco Finance LLC or a Restricted Subsidiary of Nalco Finance LLC) of the Capital Stock of an Unrestricted Subsidiary or

(C)	a distribution or dividend from an Unrestricted Subsidiary, plus

(5)	in the event any Unrestricted Subsidiary of Nalco Finance LLC has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, Nalco Finance LLC or a Restricted Subsidiary of Nalco Finance LLC, the Fair Market Value (as determined in accordance with the next succeeding sentence) of the Investment of Nalco Finance LLC in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after deducting any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of the next succeeding paragraph or constituted a Permitted Investment).

The Fair Market Value of property other than cash covered by clauses (c)(2), (3), (4) and (5) above shall be determined in good faith by the Issuers and

(A)	in the event of property with a Fair Market Value in excess of $10 million, shall be set forth in an Officers' Certificate or

(B)	in the event of property with a Fair Market Value in excess of $20 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of Nalco Finance LLC.

The foregoing provisions will not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the indenture;

(2)	(a)	the repurchase, retirement or other acquisition of any Equity Interests ("Retired Capital Stock") of Nalco Finance LLC or any direct or indirect parent company of Nalco Finance LLC or Subordinated Indebtedness of Nalco Finance LLC in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of Nalco Finance LLC or any direct or indirect parent company of Nalco Finance LLC or contributions to the equity capital of Nalco Finance LLC (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of Nalco Finance LLC or to an employee stock ownership plan or any trust established by Nalco Finance LLC or any of its Subsidiaries) (collectively, including any such contributions, "Refunding Capital Stock"); and

(b)	the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of Nalco Finance LLC or to an employee stock ownership plan or any trust established by Nalco Finance LLC or any of its Subsidiaries) of Refunding Capital Stock;

(3)	the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of one or both of the Issuers which is Incurred in accordance with the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" so long as

(a)	the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired plus any fees incurred in connection therewith),

(b)	such Indebtedness is subordinated to the notes at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value,

(c)	such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, and

(d)	such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(4)	the repurchase, retirement or other acquisition (or dividends to any direct or indirect parent company of Nalco Finance LLC to finance any such repurchase, retirement or other acquisition) for value of Equity Interests of Nalco Finance LLC or any direct or indirect parent company of Nalco Finance LLC held by any future, present or former employee, director or consultant of Nalco Finance LLC or any direct or indirect parent company of Nalco Finance LLC or any Subsidiary of Nalco Finance LLC pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate amounts paid under this clause (4) do not exceed $15 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds received by Nalco Finance LLC or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of Nalco Finance LLC or any direct or indirect parent company of Nalco Finance LLC (to the extent contributed to Nalco Finance LLC) to members of management, directors or consultants of Nalco Finance LLC and its Restricted Subsidiaries or any direct or indirect parent company of Nalco Finance LLC that occurs after November 4, 2003 (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the immediately preceding paragraph); plus

(b)	the cash proceeds of key man life insurance policies received by Nalco Finance LLC or any direct or indirect parent company of Nalco Finance LLC (to the extent contributed to Nalco Finance LLC) and its Restricted Subsidiaries after November 4, 2003;

(provided that the Issuers may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year);

(5)	the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of Nalco Finance LLC or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;"

(6)	the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after November 4, 2003 and the declaration and payment of dividends to any direct or indirect parent company of Nalco Finance LLC, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent company of Nalco Finance LLC or Nalco Holdings issued after November 4, 2003; provided, however, that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, (1) in the case of Designated Preferred Stock of Nalco Finance LLC or any direct or indirect parent company of Nalco Holdings or Nalco Finance LLC, Nalco Finance LLC would have had a Fixed Charge Coverage Ratio of at least 2.25 to 1.00 or (2) in the case of Desginated Preferred Stock of Nalco Holdings or any of its subsidiaries, Nalco Holdings would have had a Fixed Charge Coverage Ratio of at least 2.25 to 1.00 (it being understood, in each case, that for purposes of calculating the Fixed Charge Coverage Ratio for this purpose only, any of the Issuers' non-cash interest expense and amortization of original issue discount shall be excluded) and (B) the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received by Nalco Finance LLC from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after November 4, 2003;

(7)	Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed $50 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8)	the payment of dividends on Nalco Finance LLC's common stock (or the payment of dividends to any direct or indirect parent of Nalco Finance LLC, as the case may be, to fund the payment by any direct or indirect parent of Nalco Finance LLC, as the case may be, of dividends on such entity's common stock) of up to 6.0% per annum of the net proceeds received by Nalco Finance LLC from any public offering of common stock or contributed to Nalco Finance LLC by any direct or indirect parent of Nalco Finance LLC from any public offering of common stock;

(9)	Investments that are made with Excluded Contributions;

(10)	other Restricted Payments in an aggregate amount not to exceed $50 million;

(11)	the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to Nalco Finance LLC or a Restricted Subsidiary of Nalco Finance LLC by, Unrestricted Subsidiaries;

(12)	(a)	with respect to each tax year or portion thereof that Nalco Finance LLC qualifies as a Flow Through Entity, the distribution by Nalco Finance LLC to the holders of Capital Stock of Nalco Finance LLC of an amount equal to the product of (i) the amount of aggregate net taxable income of Nalco Finance LLC allocated to the holders of Capital Stock of Nalco Finance LLC for such period (it being understood that for purposes of calculating such taxable income pursuant to this clause (a), any of the Nalco Finance LLC's non-cash interest expense and amortization of original issue discount shall be excluded) and (ii) the Presumed Tax Rate for such period; and

(b)	with respect to any tax year or portion thereof that Nalco Finance LLC does not qualify as a Flow Through Entity, the payment of dividends or other distributions to any direct or indirect parent company of Nalco Finance LLC in amounts required for such parent company to pay federal, state or local income taxes (as the case may be) imposed directly on such parent company to the extent such income taxes are attributable to the income of Nalco Finance LLC and its Restricted Subsidiaries (including without limitation, by virtue of such parent company being the common parent of a consolidated or combined tax group of which Nalco Finance LLC and/or its Restricted Subsidiaries are members); provided, however, that in each case the amount of such payments in respect of any tax year does not exceed the amount that Nalco Finance LLC and its Restricted Subsidiaries would have been required to pay in respect of federal, state or local taxes (as the case may be) in respect of such year if Nalco Finance LLC and its Restricted Subsidiaries paid such taxes directly as a stand-alone taxpayer (or stand-alone group);

(13)	the payment of dividends, other distributions or other amounts by Nalco Finance LLC:

(a)	in amounts equal to the amounts required for any direct parent of Nalco Finance LLC to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to officers and employees of any direct parent of Nalco Finance LLC and general corporate overhead expenses of any direct parent of Nalco Finance LLC to the extent such fees and expenses are attributable to the ownership or operation of Nalco Finance LLC and its Subsidiaries; and

(b)	to any direct parent of Nalco Finance LLC in amounts equal to amounts required for any direct parent of Nalco Finance LLC to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to Nalco Finance LLC or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, Nalco Finance LLC Incurred in accordance with the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;"

(14)	cash dividends or other distributions on Nalco Finance LLC's Capital Stock used to, or the making of loans to any direct or indirect parent of Nalco Finance LLC to, fund the payment of fees and expenses incurred in connection with the Transactions or owed by Nalco Company, Nalco Holdings, Nalco Finance LLC or any direct or indirect parent company of Nalco Finance LLC or Restricted Subsidiaries to Affiliates, in each case to the extent permitted by the covenant described under "—Transactions with Affiliates;"

(15)	repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

(16)	purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing;

(17)	the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under "—Change of Control" and "—Asset Sales;" provided that all notes tendered by holders of the notes in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(18)	any payments made in connection with the consummation of the Transactions or as contemplated by the Acquisition Documents (other than payments to any Permitted Holder or any Affiliate thereof); and

(19)	the declaration and payment of dividends to any direct parent of Nalco Finance LLC with the net proceeds (including premium) received by the Issuers from the sale of the notes on the Issue Date;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6), (7), (10), (11) and (17), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, all of Nalco Finance LLC's Subsidiaries will be Restricted Subsidiaries. Nalco Finance LLC will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by Nalco Finance LLC and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investments." Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries. The indenture provides that Nalco Finance LLC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)	(i) pay dividends or make any other distributions to Nalco Finance LLC or any of its Restricted Subsidiaries (1) on its Capital Stock; or (2) with respect to any other interest or participation in, or by, its profits; or (ii) pay any Indebtedness owed to Nalco Finance LLC or any of its Restricted Subsidiaries;

(b)	make loans or advances to Nalco Finance LLC or any of its Restricted Subsidiaries; or

(c)	sell, lease or transfer any of its properties or assets to Nalco Finance LLC or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)	contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Credit Agreement, the other Senior Credit Documents and the Existing Notes;

(2)	the indenture and the notes;

(3)	applicable law or any applicable rule, regulation or order;

(4)	any agreement or other instrument relating to Indebtedness of a Person acquired by Nalco Finance LLC or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(5)	any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6)	Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8)	customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(9)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(10)	customary provisions contained in leases and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above on the property subject to such lease;

(11)	any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12)	other Indebtedness of any Restricted Subsidiary (i) that Incurred subsequent to the Issue Date pursuant to the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and either (A) the provisions relating to such encumbrance or restriction contained in such Indebtedness are no less favorable to Nalco Finance LLC, taken as a whole, as determined by the Board of Directors of Nalco Finance LLC in good faith, than the provisions contained in the Credit Agreement or in the indentures governing the Existing Notes, in each case, as in effect on the Issue Date or (B) any such encumbrance or restriction contained in such Indebtedness does not prohibit (except upon a default or event of default thereunder) the payment of dividends in an amount sufficient, as determined by the Board of Directors of Nalco Finance LLC in good faith, to make scheduled payments of cash interest of the notes when due; or (ii) that is Incurred by a Foreign Subsidiary of Nalco Finance LLC subsequent to the Issue Date pursuant to clauses (d), (l) or (t) of the second paragraph of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;" or

(13)	any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of Nalco Finance LLC, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Asset Sales. The indenture provides that Nalco Finance LLC will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) Nalco Finance LLC or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by Nalco Finance LLC) of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by Nalco Finance LLC or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a)	any liabilities (as shown on Nalco Finance LLC's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of Nalco Finance LLC or any Restricted Subsidiary of Nalco Finance LLC (other than liabilities that are by their terms subordinated to the notes) that are assumed by the transferee of any such assets,

(b)	any notes or other obligations or other securities or assets received by Nalco Finance LLC or such Restricted Subsidiary of Nalco Finance LLC from such transferee that are converted by Nalco Finance LLC or such Restricted Subsidiary of Nalco Finance LLC into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c)	any Designated Non-cash Consideration received by Nalco Finance LLC or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of 1% of Total Assets and $50 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value)

shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 395 days after Nalco Finance LLC's or any Restricted Subsidiary of Nalco Finance LLC's receipt of the Net Proceeds of any Asset Sale, Nalco Finance LLC or such Restricted Subsidiary of Nalco Finance LLC may apply the Net Proceeds from such Asset Sale, at its option:

(1)	to permanently reduce Obligations under the Credit Agreement (and, in the case of revolving Obligations, to correspondingly reduce commitments with respect thereto) or other Pari Passu Indebtedness (provided that if either Issuer shall so reduce Obligations under other Pari Passu Indebtedness, the Issuers will equally and ratably reduce Obligations under the notes by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the Accreted Value thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata Accreted Value of notes) or Indebtedness of a Restricted Subsidiary, in each case other than Indebtedness owed to Nalco Finance LLC or an Affiliate of Nalco Finance LLC; provided that, if an offer to purchase any Indebtedness of Nalco Holdings or any of its Restricted Subsidiaries is made in accordance with the terms of such Indebtedness, the obligation to permanently reduce Indebtedness of a Restricted Subsidiary will be deemed to be satisfied to the extent of the amount of the offer, whether or not accepted by the holders thereof, and no Net Proceeds in the amount of such offer will be deemed to exist following such offer;

(2)	to an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of Nalco Finance LLC), or capital expenditures, in each case used or useful in a Similar Business, and/or

(3)	to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of Nalco Finance LLC), properties or assets that replace the properties and assets that are the subject of such Asset Sale.

Pending the final application of any such Net Proceeds, Nalco Finance LLC or such Restricted Subsidiary of Nalco Finance LLC may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. The indenture will provide that any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the first sentence of this paragraph (it being understood that any portion of such Net Proceeds used to make an offer to purchase notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $20 million, the Issuers shall make an offer to all holders of notes (an "Asset Sale Offer") to purchase the maximum principal amount at maturity of notes, that is an integral multiple of $1,000 principal amount at maturity, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the Accreted Value thereof, plus accrued and unpaid interest and additional interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten business days after the date that Excess Proceeds exceeds $20 million by mailing the notice required pursuant to the terms of the indenture, with a copy to the Trustee. To the extent that the aggregate amount of notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, Nalco Finance LLC may use any remaining Excess Proceeds for general corporate purposes. If the aggregate Accreted Value of the notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the indenture by virtue thereof.

If more notes are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, selection of such notes for purchase will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such notes are listed, or if such notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no notes of $1,000 principal amount at maturity or less shall be purchased in part.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of notes at such holder's registered address. If any note is to be purchased in part only, any notice of purchase that relates to such note shall state the portion of the principal amount at maturity thereof that has been or is to be purchased.

A new note in principal amount at maturity equal to the unpurchased portion of any note purchased in part will be issued in the name of the holder thereof upon cancellation of the original note. On and after the purchase date, unless the Issuers default in payment of the purchase price, Accreted Value shall cease to accrete or interest shall cease to accrue, as applicable, on notes or portions thereof purchased.

Transactions with Affiliates. The indenture provides that Nalco Finance LLC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Nalco Finance LLC (each of the foregoing, an "Affiliate Transaction") involving aggregate consideration in excess of $5 million, unless:

(a)	such Affiliate Transaction is on terms that are not materially less favorable to Nalco Finance LLC or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Nalco Finance LLC or such Restricted Subsidiary with an unrelated Person; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20 million, Nalco Finance LLC delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of Nalco Finance LLC, approving such Affiliate Transaction and set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1)	(a) transactions between or among Nalco Finance LLC and/or any of its Restricted Subsidiaries and (b) any merger of Nalco Finance LLC and any direct parent company of Nalco Finance LLC, provided that such parent company shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of Nalco Finance LLC and such merger is otherwise in compliance with the terms of the indenture and effected for a bona fide business purpose;

(2)	Restricted Payments permitted by the provisions of the indenture described above under the covenant "—Limitation on Restricted Payments;"

(3)	the entering into of any agreement to pay, and the payment of, annual management, consulting, monitoring and advisory fees and expenses to the Sponsors in an aggregate amount in any fiscal year not to exceed the greater of (x) $10 million and (y) 2% of EBITDA of Nalco Finance LLC and its Restricted Subsidiaries for the immediately preceding fiscal year;

(4)	the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of Nalco Finance LLC or any Restricted Subsidiary or any direct or indirect parent company of Nalco Finance LLC;

(5)	payments by Nalco Finance LLC or any of its Restricted Subsidiaries to the Sponsors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the Board of Directors of Nalco Finance LLC in good faith;

(6)	transactions in which Nalco Finance LLC or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to Nalco Finance LLC or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7)	payments or loans to employees or consultants in the ordinary course of business which are approved by a majority of the Board of Directors of Nalco Finance LLC in good faith;

(8)	any agreement (other than with the Sponsors) as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby;

(9)	the existence of, or the performance by Nalco Finance LLC or any of its Restricted Subsidiaries of its obligations under the terms of, Acquisition Documents, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by Nalco Finance LLC or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the holders of the notes in any material respect than the original agreement as in effect on the Issue Date;

(10)	the payment of all fees and expenses related to the Transactions, including fees to the Sponsors, which are described in this prospectus;

(11)	(a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture, which are fair to Nalco Finance LLC and its Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of Nalco Finance LLC, and are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries for the purchase or sale of chemicals, equipment and services entered into in the ordinary course of business and in a manner consistent with past practice;

(12)	any transaction effected as part of a Qualified Receivables Financing; and

(13)	the issuance of Equity Interests (other than Disqualified Stock) of Nalco Finance LLC to any Permitted Holder or to any director, officer, employee or consultant of Nalco Finance LLC or any direct or indirect parent company of Nalco Finance LLC.

Liens. The indenture provides that Nalco Finance LLC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of Nalco Finance LLC or such Restricted Subsidiary of Nalco Finance LLC, or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any obligations of either Issuer unless the notes are equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the notes) the obligations so secured or until such time as such obligations are no longer secured by a Lien. The preceding sentence will not require Nalco Finance LLC or any Restricted Subsidiary of Nalco Finance LLC to secure the notes if the Lien consists of a Permitted Lien.

Reports and Other Information. The indenture provides that notwithstanding that Nalco Finance LLC may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, Nalco Finance LLC will file with the SEC (and provide the Trustee and holders with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1)	within 90 days after the end of each fiscal year (or such shorter period as may be required by the SEC), annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form),

(2)	within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or such shorter period as may be required by the SEC), reports on Form 10-Q (or any successor or comparable form),

(3)	promptly from time to time after the occurrence of an event required to be therein reported (and in any event within the time period specified for filing current reports on Form 8-K by the SEC), such other reports on Form 8-K (or any successor or comparable form), and

(4)	any other information, documents and other reports which Nalco Finance LLC would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

provided, however, that Nalco Finance LLC shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event Nalco Finance LLC will make available such information to prospective purchasers of notes, in addition to providing such information to the Trustee and the holders, in each case within 15 days after the time Nalco Finance LLC would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act; provided, further, that notwithstanding the foregoing, with respect to the full fiscal year ending December 31, 2003, Nalco Finance LLC may deliver to the Trustee the report described in clause (1) above at any time on or prior to May 15, 2004 and such report may (x) exclude the guarantor footnote disclosure specified under Rule 3-10 of Regulation S-X and (y) indicate that the purchase accounting therein is reflected on a preliminary basis and is subject to change and (iii) with respect to reports that Nalco Finance LLC is not required to file with the SEC pursuant to the immediately preceding proviso, if Nalco Finance LLC has not at such time failed to comply with its obligations to consummate an exchange offer (or a shelf registration, if applicable), such reports need not include any financial statements for full fiscal years ended on or prior to December 31, 2002 other than such financial statements included in this prospectus.

In the event that:

(a)	the rules and regulations of the SEC permit Nalco Finance LLC and any direct or indirect parent company of Nalco Finance LLC to report at such parent entity's level on a consolidated basis and

(b)	such parent entity of Nalco Finance LLC is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the capital stock of Nalco Finance LLC, such consolidated reporting at such parent entity's level in a manner consistent with that described in this covenant for Nalco Finance LLC will satisfy this covenant.

Future Guarantors. The indenture provides that Nalco Finance LLC will cause each Restricted Subsidiary that is a Domestic Subsidiary (unless such Subsidiary is a Receivables Subsidiary) that guarantees any Indebtedness of the Issuers to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the notes. Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

A Guarantee of a Guarantor will be automatically released upon:

(1)	(a)	the sale, disposition or other transfer (including through merger or consolidation) of the Capital Stock (including any sale, disposition or other transfer following which the applicable Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of the applicable Guarantor if such sale, disposition or other transfer is made in compliance with the indenture,

(b)	Nalco Finance LLC designating such Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under "—Certain Covenants—Limitation on Restricted Payments" and the definition of "Unrestricted Subsidiary," and

(c)	the release or discharge of the guarantee by such Restricted Subsidiary of Indebtedness of the Issuers or the repayment of the Indebtedness or Disqualified Stock, in each case, which resulted in the obligation to guarantee the notes; and

(2)	in the case of clause (1)(a) above, such Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection any other Indebtedness of the Issuers.

A Guarantee also will be automatically released upon the applicable Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing Bank Indebtedness or other exercise of remedies in respect thereof or if such Subsidiary is released from its guarantees of, and all pledges and security interests granted in connection with any other Indebtedness of the Issuers which results in the obligation to guarantee the notes.

Limitation on Business Activities of Nalco Finance Holdings Inc.    The indenture provides that Nalco Finance Holdings Inc. shall not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than the issuance of Equity Interests to Nalco Finance LLC or any Wholly Owned Restricted Subsidiary, the Incurrence of Indebtedness as a co-obligor or guarantor of Indebtedness Incurred by Nalco Finance LLC, including the notes, that is permitted to be Incurred by Nalco Finance LLC under the covenant described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and activities incidental thereto. The indenture will also provide that for so long as Nalco Finance LLC or any successor obligor under the notes is a limited liability company, partnership or trust there shall be a co-issuer of the notes that is a Wholly Owned Restricted Subsidiary of Nalco Finance LLC and that is a corporation organized and existing under the laws of the United States or any state thereof or the District of Columbia.

Merger, Consolidation or Sale of All or Substantially All Assets

The indenture provides that Nalco Finance LLC may not consolidate or merge with or into or wind up into (whether or not Nalco Finance LLC is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1)	Nalco Finance LLC is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than Nalco Finance LLC or Nalco Finance Holdings Inc.) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (Nalco Finance LLC or such Person, as the case may be, being herein called the "Successor Company");

(2)	the Successor Company (if other than Nalco Finance LLC or Nalco Finance Holdings Inc.) expressly assumes all the obligations of Nalco Finance LLC under the indenture and the notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3)	immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing;

(4)	immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, either

(a)	the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" or

(b)	the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for Nalco Finance LLC and its Restricted Subsidiaries immediately prior to such transaction; and

(5)	Nalco Finance LLC shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indentures (if any) comply with the indenture.

The Successor Company will succeed to, and be substituted for, Nalco Finance LLC under the indenture and the notes. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to Nalco Finance LLC or to another Restricted Subsidiary, and (b) Nalco Finance LLC may merge with an Affiliate incorporated solely for the purpose of reincorporating or reforming Nalco Finance LLC in another state of the United States so long as the amount of Indebtedness of Nalco Finance LLC and its Restricted Subsidiaries is not increased thereby.

Defaults

An Event of Default is defined in the indenture as:

(1)	a default in any payment of interest on any note when due continued for 30 days,

(2)	a default in the payment of principal or premium, if any, of any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(3)	the failure by Nalco Finance LLC to comply with its obligations under the covenant described under "—Merger, Consolidation or Sale of All or Substantially All Assets" above,

(4)	the failure by Nalco Finance LLC or any of its Restricted Subsidiaries to comply for 30 days after notice with any of its obligations under the covenants described under "—Change of Control" or "—Certain Covenants" (in each case, other than a failure to purchase notes),

(5)	the failure by Nalco Finance LLC or any of its Restricted Subsidiaries to comply for 60 days after notice with its other agreements contained in the notes or the indenture,

(6)	the failure by Nalco Finance LLC or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to Nalco Finance LLC or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $35 million or its foreign currency equivalent (the "cross-acceleration provision"),

(7)	certain events of bankruptcy, insolvency or reorganization of either Issuer or a Significant Subsidiary (the "bankruptcy provisions"), or

(8)	failure by Nalco Finance LLC or any Significant Subsidiary to pay final judgments aggregating in excess of $35 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the "judgment default provision").

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) or (5) will not constitute an Event of Default until the Trustee or the holders of 25% in aggregate principal amount at maturity of outstanding notes notify the Issuers of the default and the Issuers do not cure such default within the time specified in clauses (4) and (5) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of either Issuer) occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount at maturity of outstanding notes by notice to the Issuers may declare the Accreted Value of, premium, if any, and accrued but unpaid interest and additional interest, if any, on all the notes to be due and payable. Upon such a declaration, such Accreted Value, premium, interest and additional interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of either Issuer occurs, the Accreted Value of, premium, if any, and interest on all the notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in aggregate principal amount at maturity of outstanding notes may rescind any such acceleration with respect to the notes and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration.

In the event of any Event of Default specified in clause (6) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the notes, if within 20 days after such Event of Default arose Nalco Finance LLC delivers an Officers' Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the Accreted Value and of the notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of Accreted Value, premium, if any, interest or additional interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing,

(2)	holders of at least 25% in aggregate principal amount at maturity of the outstanding notes have requested the Trustee to pursue the remedy,

(3)	such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense,

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5)	the holders of a majority in aggregate principal amount at maturity of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount at maturity of outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each holder of notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of Accreted Value of, premium, if any, interest or additional interest, if any, on any note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the noteholders. In addition, Nalco Finance LLC is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Nalco Finance LLC also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuers are taking or propose to take in respect thereof.

As of June 30, 2004, we were in compliance in all material respects with all covenants and provisions contained under the indenture.

Amendments and Waivers

Subject to certain exceptions, the indenture may be amended with the consent of the holders of a majority in principal amount at maturity of the notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in aggregate principal amount at maturity of the notes then outstanding. However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1)	reduce the amount of notes whose holders must consent to an amendment,

(2)	reduce the rate of or extend the time for payment of interest on any note,

(3)	reduce the Accreted Value of or change the Stated Maturity of any note,

(4)	reduce the premium payable upon the redemption of any note or change the time at which any note may be redeemed as described under "—Optional Redemption,"

(5)	make any note payable in money other than that stated in such note,

(6)	impair the right of any holder to receive payment of Accreted Value of, premium, if any, and interest on such holder's notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's notes,

(7)	make any change in the amendment provisions which require each holder's consent or in the waiver provisions,

(8)	expressly subordinate the notes to any other Indebtedness of the Issuers, or

(9)	change the method of calculation of Accreted Value.

Without the consent of any holder, the Issuers and Trustee may amend the indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation, partnership or limited liability company of the obligations of the Issuers under the indenture, to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code), to add guarantees with respect to the notes, to secure the notes, to add to the covenants of the Issuers for the benefit of the holders or to surrender any right or power conferred upon the Issuers, to make any change that does not adversely affect the rights of any holder, to comply with any requirement of the SEC in connection with the qualification of the indenture under the TIA or to make certain changes to the indenture to provide for the issuance of additional notes.

The consent of the noteholders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the indenture becomes effective, the Issuers are required to mail to the respective noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or holder of any equity interests in the Issuers or any direct or indirect parent corporation, as such, will have any liability for any obligations of the Issuers under the notes, the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver will not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange notes in accordance with the indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a noteholder to pay any taxes required by law or permitted by the indenture. The Issuers are not required to transfer or exchange any note selected for redemption or to transfer or exchange any note for a period of 15 days prior to a selection of notes to be redeemed. The notes will be issued in registered form and the registered holder of a note will be treated as the owner of such note for all purposes.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of notes, as expressly provided for in the indenture) as to all outstanding notes when:

(1)	either (a) all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for Accreted Value of, premium, if any, and interest on the notes to the date of deposit together with irrevocable instructions from Nalco Finance LLC directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)	the Issuers have paid all other sums payable under the indenture; and

(3)	Nalco Finance LLC has delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

Defeasance

The Issuers at any time may terminate all their obligations under the notes and the indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. The Issuers at any time may terminate their obligations under the covenants described under "—Certain Covenants," the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "—Defaults" and the undertakings and covenants contained under "—Change of Control" and "—Merger, Consolidation or Sale of All or Substantially All Assets" ("covenant defeasance"). If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Guarantor, if any, will be released from all of its obligations with respect to its Guarantee.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6), (7) with respect only to Significant Subsidiaries, or (8) with respect only to Significant Subsidiaries under "—Defaults" or because of the failure of Nalco Finance LLC to comply with "—Merger, Consolidation or Sale of All or Substantially All Assets."

In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or Government Obligations for the payment of Accreted Value, premium (if any) and interest on the applicable issue of notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an opinion of counsel to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or change in applicable Federal income tax law).

Concerning the Trustee

The Bank of New York is the Trustee under the indenture and has been appointed by the Issuers as Registrar and a Paying Agent with regard to the notes.

Governing Law

The indenture provides that it and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

"Accreted Value" means, as of any date (the "Specified Date"), the amount provided below for each $1,000 principal amount at maturity of notes:

(1)	if the Specified Date occurs on one of the following dates (each, a "Semi-Annual Accrual Date"), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

Semi-Annual Accrual Date	Accreted Value
February 1, 2004	$643.93
August 1, 2004	$672.90
February 1, 2005	$703.19
August 1, 2005	$734.83
February 1, 2006	$767.90
August 1, 2006	$802.45
February 1, 2007	$838.56
August 1, 2007	$876.30
February 1, 2008	$915.73
August 1, 2008	$956.94
February 1, 2009	$1,000.00

The foregoing Accreted Values shall be increased, if necessary, to reflect any accretion of premium payable if Nalco Finance LLC has not complied with its obligations to consummate an exchange offer (or a shelf registration statement, if applicable).

(2)	if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (A) the original issue price of a note and (B) an amount equal to the product of (x) the Accreted Value for the first Semi-Annual Accrual Date less such original issue price multiplied by (y) a fraction, the numerator of which is the number of days from the Issue Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days elapsed from the Issue Date to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

(3)	if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (A) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (B) an amount equal to the product of (x) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date multiplied by (y) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

(4)	if the Specified Date occurs on or after the Full Accretion Date, the Accreted Value will equal $1,000.

"Acquired Indebtedness" means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

in each case, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such Person, as applicable.

"Acquisition" means the acquisition by Nalco Holdings of all of the outstanding capital stock of Ondeo Nalco Company and certain subsidiaries of Nalco International S.A.S. comprising all or substantially all of the assets relating to its water treatment and specialty process chemicals systems business.

"Acquisition Documents" means the Stock Purchase Agreement and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

"Applicable Premium" means, with respect to any note on any applicable redemption date, the greater of:

(1)	1.0% of the then outstanding Accreted Value of the note; and (2) the excess of:

(a)	the present value at such redemption date of the redemption price of the note at February 1 , 2009 (such redemption price being set forth in the applicable table appearing above under "—Optional Redemption"), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the then outstanding Accreted Value of the note.

"Asset Sale" means:

(1)	the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of Nalco Finance LLC or any Restricted Subsidiary of Nalco Finance LLC (each referred to in this definition as a "disposition") or

(2)	the issuance or sale of Equity Interests of any Restricted Subsidiary (other than to Nalco Finance LLC or another Restricted Subsidiary of Nalco Finance LLC) (whether in a single transaction or a series of related transactions), in each case other than:

(a)	a disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business;

(b)	the disposition of all or substantially all of the assets of Nalco Finance LLC in a manner permitted pursuant to the provisions described above under "—Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control;

(c)	any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under "—Certain Covenants—Limitation on Restricted Payments;"

(d)	any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary with an aggregate Fair Market Value of less than $10 million;

(e)	any disposition of property or assets by a Restricted Subsidiary to Nalco Finance LLC or by Nalco Finance LLC or a Restricted Subsidiary to a Restricted Subsidiary;

(f)	any exchange of assets for assets related to a Similar Business of comparable market value, as determined in good faith by Nalco Finance LLC, which in the event of an exchange of assets with a Fair Market Value in excess of (1) $10 million shall be evidenced by an Officers' Certificate, and (2) $20 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of Nalco Finance LLC;

(g)	sales of assets received by Nalco Finance LLC or any of its Restricted Subsidiaries upon the foreclosure on a Lien;

(h)	any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i)	sales of inventory in the ordinary course of business;

(j)	the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(k)	a sale of accounts receivable and related assets of the type specified in the definition of "Receivables Financing" to a Receivables Subsidiary in a Qualified Receivables Financing or in factoring or similar transactions; and

(l)	a transfer of accounts receivable and related assets of the type specified in the definition of "Receivables Financing" (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing.

"Bank Indebtedness" means any and all amounts payable under or in respect of the Credit Agreement, the other Senior Credit Documents, as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Nalco Finance LLC whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

"Board of Directors" means as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

"Capital Stock" means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

"Cash Contribution Amount" means the aggregate amount of cash contributions made to the capital of Nalco Finance LLC or any Restricted Subsidiary described in the definition of "Contribution Indebtedness."

"Cash Equivalents" means:

(1)	U.S. dollars, pounds sterling, euros, or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof in each case with maturities not exceeding two years from the date of acquisition;

(3)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500 million and whose long-term debt is rated "A" or the equivalent thereof by Moody's or S&P;

(4)	repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper issued by a corporation (other than an Affiliate of the Issuers) rated at least "A-1" or the equivalent thereof by Moody's or S&P and in each case maturing within one year after the date of acquisition;

(6)	investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (5) above;

(7)	readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P in each case with maturities not exceeding two years from the date of acquisition; and

(8)	Indebtedness issued by Persons (other than the Sponsors or any of their Affiliates) with a rating of "A" or higher from S&P or "A-2" or higher from Moody's in each case with maturities not exceeding two years from the date of acquisition.

"Code" means the Internal Revenue Code of 1986, as amended.

"Consolidated Interest Expense" means, with respect to any Person for any period, the sum, without duplication, of:

(1)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, amortization of premium paid to Nalco Holdings LLC in connection with the offer and sale of the notes, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees, expensing of any bridge or other financing fees and the non-cash portion of interest expense resulting from the reduction in the carrying value under purchase accounting of Nalco Company's outstanding 6¼% Notes due 2008);

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued;

(3)	commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than Nalco Finance LLC and its Restricted Subsidiaries; and

(4)	less interest income for such period.

"Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1)	any net after-tax extraordinary or nonrecurring gains or losses or income or expenses (less all fees and expenses relating thereto), including, without limitation, any severance expenses, transition expenses incurred as a direct result of the transition of Nalco Company and its Subsidiaries to an independent operating company in connection with the Transactions and fees, expenses or charges related to any Equity Offering, Permitted Investment, acquisition or Indebtedness permitted to be Incurred by the indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments related to the Transactions, in each case, shall be excluded; provided that with respect to each nonrecurring item, Nalco Finance LLC shall have delivered to the Trustee an Officers' Certificate of Nalco Finance LLC specifying and quantifying such item and stating that such item is a nonrecurring item;

(2)	any increase in amortization or depreciation or any one-time non-cash charges (such as purchased in-process research and development or capitalized manufacturing profit in inventory) resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated after November 4, 2003;

(3)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4)	any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of Nalco Finance LLC) shall be excluded;

(6)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness shall be excluded;

(7)	the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8)	solely for the purpose of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph of "—Certain Covenants—Limitation on Restricted Payments," the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless (x) such restrictions with respect to the payment of dividends or similar distributions have been legally waived or (y) such restriction is permitted by the covenant described under "Dividend and other Payment Restrictions Affecting Subsidiaries; provided that the net loss of any such Restricted Subsidiary shall be included;

(9)	an amount equal to the amount of Tax Distributions actually made to the holders of Capital Stock of such Person or any parent company of such Person in respect of such period in accordance with clause (12) of the second paragraph under "—Certain Covenants— Limitation on Restricted Payments" shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10)	any non-cash impairment charges resulting from the application of Statement of Financial Accounting Standards No. 142 shall be excluded;

(11)	any non-cash compensation expense realized from grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;

(12)	accruals and reserves that are established within twelve months after November 4, 2003 and that are so required to be established in accordance with GAAP shall be excluded;

(13)	solely for purposes of calculating EBITDA, (a) the Net Income of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-wholly-owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included; and

(14)	(a)(i) the non-cash portion of "straight-line" rent expense shall be excluded and (ii) the cash portion of "straight-line" rent expense which exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133 shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under "—Certain Covenants—Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of Nalco Finance LLC or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (c)(4) and (5) of the first paragraph thereof.

"Consolidated Non-cash Charges" means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period.

"Consolidated Taxes" means provision for taxes based on income, profits or capital, including, without limitation, state, franchise and similar taxes (such as the Texas franchise tax and the Michigan Single Business Tax) and any Tax Distributions taken into account in calculating Consolidated Net Income.

"Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

"Contribution Indebtedness" means Indebtedness of Nalco Finance LLC or any Restricted Subsidiary in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made (without duplication) to the capital of Nalco Finance LLC or such Restricted Subsidiary after November 4, 2003, provided that:

(1)	if the aggregate principal amount of such Contribution Indebtedness is greater than one times such cash contributions to the capital of Nalco Finance LLC or such Restricted Subsidiary, as applicable, the amount in excess shall be Indebtedness (other than Secured Indebtedness) with a Stated Maturity later than the Stated Maturity of the notes, and

(2)	such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers' Certificate of Nalco Finance LLC on the Incurrence date thereof.

"Credit Agreement" means the credit agreement entered into in connection with, and on or prior to, the consummation of the Acquisition, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, among any of the Issuers, Nalco Holdings, Nalco Company, certain Subsidiaries of Nalco Company, the financial institutions named therein, and Citicorp North America, Inc., as Administrative Agent and Collateral Agent.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Designated Non-cash Consideration" means the Fair Market Value of non-cash consideration received by Nalco Finance LLC or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers' Certificate of Nalco Finance LLC, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

"Designated Preferred Stock" means Preferred Stock of Nalco Finance LLC, Nalco Holdings or any direct or indirect parent company of Nalco Finance LLC, as applicable (other than Disqualified Stock), that is issued for cash (other than to any of Nalco Finance LLC's Subsidiaries or an employee stock ownership plan or trust established by Nalco Finance LLC or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers' Certificate of Nalco Finance LLC, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the covenant described under "—Certain Covenants—Limitation on Restricted Payments."

"Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1)	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the notes (including the purchase of any notes tendered pursuant thereto)),

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock, or

(3)	is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to 91 days after the maturity date of the notes;

provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of Nalco Finance LLC or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by Nalco Finance LLC or any of its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee's termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

"Domestic Subsidiary" means a Restricted Subsidiary that is not a Foreign Subsidiary.

"EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1)	Consolidated Taxes; plus

(2)	Consolidated Interest Expense; plus

(3)	Consolidated Non-cash Charges; plus

(4)	business optimization expenses and other restructuring charges; provided that with respect to each business optimization expense or other restructuring charge, Nalco Finance LLC shall have delivered to the Trustee an Officers' Certificate specifying and quantifying such expense or charge and stating that such expense or charge is a business optimization expense or other restructuring charge, as the case may be; plus

(5)	the amount of any profit sharing expense to the extent a corresponding amount is received in cash by Nalco Company under the Reimbursement Agreement (it being understood that if the amounts received in cash under the Reimbursement Agreement in any period exceeds the amount of profit sharing expense in respect of such period, such excess amounts received may be carried forward and applied against profit sharing expense in future periods); plus

(6)	the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsors (or any accruals relating to such fees and related expenses) during such period, provided that such amount shall not exceed in any four-quarter period the greater of (x) $10 million and (y) 2% of EBITDA (assuming for purposes of this clause (y) that the amount to be added to Consolidated Net Income under this clause (6) is $10 million) of Nalco Finance LLC and its Restricted Subsidiaries;

less, without duplication,

(7)	non-cash items increasing Consolidated Net Income for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period).

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Equity Offering" means any public or private sale after the Issue Date of common stock or Preferred Stock of Nalco Finance LLC or any direct or indirect parent company of Nalco Finance LLC, as applicable (other than Disqualified Stock), other than:

(1)	public offerings with respect to Nalco Finance LLC's or such direct or indirect parent company's common stock registered on Form S-8; and

(2)	any such public or private sale that constitutes an Excluded Contribution.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

"Excluded Contributions" means the net cash proceeds received by Nalco Finance LLC after the Issue Date from:

(1)	contributions to its common equity capital, and

(2)	the sale (other than to a Subsidiary of Nalco Finance LLC or to any Nalco Finance LLC or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of Nalco Finance LLC,

in each case designated as Excluded Contributions pursuant to an Officers' Certificate executed by an Officer of Nalco Finance LLC, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph of "—Certain Covenants—Limitation on Restricted Payments."

"Existing Notes" means the 7¾% Senior Notes due 2011, the 8 7/8% Senior Subordinated Notes due 2013 and the 9% Senior Subordinated Notes due 2013, in each case, of Nalco Company.

"Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

"Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that Nalco Finance LLC or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances under any

Qualified Receivables Financing, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness, or such issuance or redemption of Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, that Nalco Finance LLC or any of its Restricted Subsidiaries has both determined to make and made after November 4, 2003 and during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into Nalco Finance LLC or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or discontinued operation, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger or consolidation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of Nalco Finance LLC. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of Nalco Finance LLC to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as Nalco Finance LLC may designate. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of Nalco Finance LLC as set forth in an Officers' Certificate, to reflect (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from any acquisition or merger (including, to the extent applicable, from the Transactions) and (2) all adjustments used in connection with the calculation of "Pro Forma Adjusted EBITDA" as set forth in footnote (h) to the "Notes to Unaudited Pro Forma Statements of Operations" under "Unaudited Pro Forma Financial Information" in the offering circular dated January 15, 2004, to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

"Fixed Charges" means, with respect to any Person for any period, the sum of:

(1)	Consolidated Interest Expense of such Person for such period, and

(2)	all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

"Flow Through Entity" means an entity that is treated as a partnership not taxable as a corporation, a grantor trust or a disregarded entity for U.S. federal income tax purposes or subject to treatment on a comparable basis for purposes of state, local or foreign tax law.

"Foreign Subsidiary" means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof and any direct or indirect subsidiary of such Restricted Subsidiary.

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on November 4, 2003. For the purposes of the indenture, the term "consolidated" with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

"Government Obligations" means securities that are:

(1)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such Government Obligations or a specific payment of principal of or interest on any such Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligations or the specific payment of principal of or interest on the Government Obligations evidenced by such depository receipt.

"guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

"Guarantee" means any guarantee of the obligation of the Issuers under the indenture and the notes by a Guarantor in accordance with the provisions of the indenture. When used as a verb, "Guarantee" shall have a corresponding meaning.

"Guarantor" means any Person that Incurs a Guarantee; provided that upon the release or discharge of such Person from its Guarantee in accordance with the indenture, such Person ceases to be a Guarantor.

"Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

(1)	currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

"Incur" means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

"Indebtedness" means, with respect to any Person:

(1)	the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred, in each case Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2)	to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3)	to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person; and

(4)	to the extent not otherwise included, with respect to Nalco Finance LLC and its Restricted Subsidiaries, the amount then outstanding (i.e., advanced, and received by, and available for use by, Nalco Finance LLC or any of its Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of Nalco Finance LLC or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing);

provided that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness.

"Independent Financial Advisor" means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Similar Business, in each case of nationally recognized standing that is, in the good faith determination of Nalco Finance LLC, qualified to perform the task for which it has been engaged.

"Initial Purchaser" means Goldman, Sachs & Co.

"Investment Grade Securities" means:

(1)	securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents) and in each case with maturities not exceeding two years from the date of acquisition,

(2)	investments in any fund that invests exclusively in investments of the type described in clause (1) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(3)	corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

"Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of Nalco Finance LLC in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "—Certain Covenants— Limitation on Restricted Payments:"

(1)	"Investments" shall include the portion (proportionate to Nalco Finance LLC's equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of Nalco Finance LLC at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Nalco Finance LLC shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a)	Nalco Finance LLC's "Investment" in such Subsidiary at the time of such redesignation less

(b)	the portion (proportionate to Nalco Finance LLC's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of Nalco Finance LLC.

"Issue Date" means January 21 , 2004, the date on which the notes are originally issued.

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

"Management Group" means the group consisting of the directors, executive officers and other management personnel of Nalco Finance LLC, its Subsidiaries or any direct or indirect parent company of Nalco Finance LLC on the Issue Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of Nalco Finance LLC, its Subsidiaries or any direct or indirect parent company of Nalco Finance LLC, its Subsidiaries, as applicable, was approved by a vote of a majority of the directors of Nalco Finance LLC or any direct or indirect parent company of Nalco Finance LLC, as applicable, then still in office who were either directors on the Issue Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of Nalco Finance LLC, its Subsidiaries or any direct or indirect parent company of Nalco Finance LLC, as applicable, hired at a time when the directors on the Issue Date together with the directors so approved constituted a majority of the directors of Nalco Finance LLC or any direct or indirect parent company of Nalco Finance LLC.

"Nalco Company" means Nalco Company, a Delaware corporation, or any successor thereof, a Subsidiary of Nalco Holdings and Nalco Finance LLC.

"Nalco Holdings" means Nalco Holdings LLC, a Delaware limited liability corporation, or any successor thereof, a Subsidiary of Nalco Finance LLC.

"Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

"Net Proceeds" means the aggregate cash proceeds received by Nalco Finance LLC or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under "—Certain Covenants—Asset Sales") to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by Nalco Finance LLC as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by Nalco Finance LLC after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

"Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the notes.

"Officers' Certificate" means a certificate signed on behalf of an Issuer by two Officers of such Issuer required to provide such Officers' Certificate, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of such Issuer that meets the requirements set forth in the indenture.

"Pari Passu Indebtedness" means the notes and any Indebtedness of an Issuer which ranks pari passu in right of payment to the notes.

"Permitted Holders" means, at any time, each of (i) the Sponsors and (ii) the Management Group if at such time the Management Group owns not more than 10% of the then outstanding total voting power of the Voting Stock of Nalco Finance LLC or any direct or indirect parent company of Nalco Finance LLC. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

"Permitted Investments" means:

(1)	any Investment in Nalco Finance LLC or any Restricted Subsidiary;

(2)	any Investment in Cash Equivalents or Investment Grade Securities;

(3)	any Investment by Nalco Finance LLC or any Restricted Subsidiary in a Person that is primarily engaged in a Similar Business if as a result of such Investment (a) such Person becomes a Restricted Subsidiary, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, Nalco Finance LLC or a Restricted Subsidiary;

(4)	any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of "—Certain Covenants—Asset Sales" or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on the Issue Date;

(6)	advances to employees not in excess of $25 million outstanding at any one time in the aggregate;

(7)	any Investment acquired by Nalco Finance LLC or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by Nalco Finance LLC or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by Nalco Finance LLC or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	Hedging Obligations permitted under clause (j) of the "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" covenant;

(9)	any Investment by Nalco Finance LLC or any of its Restricted Subsidiaries in a Similar Business (other than an Investment in an Unrestricted Subsidiary) having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9), not to exceed 3% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10)	additional Investments by Nalco Finance LLC or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10), not to exceed 3% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(11)	loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business;

(12)	Investments the payment for which consists of Equity Interests of Nalco Finance LLC (other than Disqualified Stock) or any direct or indirect parent company of Nalco Finance LLC, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the first paragraph of the covenant described under "—Certain Covenants—Limitation on Restricted Payments;"

(13)	any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under "—Certain Covenants—Transactions with Affiliates" (except transactions described in clauses (2), (6), (7) and (11) of such paragraph);

(14)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15)	guarantees issued in accordance with the covenants described under "—Certain Covenants— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Certain Covenants—Future Guarantors;"

(16)	any Investment by Restricted Subsidiaries of Nalco Finance LLC in other Restricted Subsidiaries of Nalco Finance LLC and Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries;

(17)	Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(18)	any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(19)	Investments resulting from the receipt of non-cash consideration in an Asset Sale received in compliance with the covenant described under "—Certain Covenants—Asset Sales;" and

(20)	additional Investments in joint ventures of Nalco Finance LLC or any of its Restricted Subsidiaries existing on November 4, 2003 in an aggregate amount not to exceed $25 million.

"Permitted Liens" means, with respect to any Person:

(1)	pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)	Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	(A) Liens securing an aggregate principal amount of Pari Passu Indebtedness under the Credit Agreement not to exceed the greater of (x) the aggregate principal amount of Indebtedness permitted to be Incurred pursuant to clause (a) of the second paragraph of the covenant described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and (y) the maximum principal amount of Indebtedness under the Credit Agreement that, as of such date, and after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom on such date, would not cause the Secured Indebtedness Leverage Ratio of Nalco Finance LLC to exceed 2.75 to 1.00 and (B) Liens securing Indebtedness permitted to be Incurred pursuant to clause (d), (l) or (t) (provided that in the case of clause (t), such Lien does not extend to the property or assets of any Subsidiary of Nalco Finance LLC other than a Foreign Subsidiary) of the second paragraph of the covenant described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;"

(7)	Liens existing on the Issue Date;

(8)	Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by Nalco Finance LLC or any Restricted Subsidiary;

(9)	Liens on property at the time Nalco Finance LLC or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into Nalco Finance LLC or any Restricted Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by Nalco Finance LLC or any Restricted Subsidiary;

(10)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to Nalco Finance LLC or another Restricted Subsidiary permitted to be Incurred in accordance with the covenant described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;"

(11)	Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the indenture, secured by a Lien on the same property securing such Hedging Obligations;

(12)	Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)	leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of Nalco Finance LLC or any of its Restricted Subsidiaries;

(14)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Nalco Finance LLC and its Restricted Subsidiaries in the ordinary course of business;

(15)	Liens in favor of Nalco Finance LLC or any Restricted Subsidiary;

(16)	Liens on equipment of Nalco Finance LLC or any Restricted Subsidiary granted in the ordinary course of business to Nalco Finance LLC's client at which such equipment is located;

(17)	Liens on accounts receivable and related assets of the type specified in the definition of "Receivables Financing" Incurred in connection with a Qualified Receivables Financing;

(18)	Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6)(B), (7), (8), (9), (10), (11) and (15); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6)(B), (7), (8), (9), (10), (11) and (15) at the time the original Lien became a Permitted Lien under the indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; and

(19)	other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $25 million at any one time outstanding.

"Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Preferred Stock" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

"Presumed Tax Rate" means the highest effective marginal statutory combined U.S. federal, state and local income tax rate prescribed for an individual residing in New York City (taking into account (i) the deductibility of state and local income taxes for U.S. federal income tax purposes, assuming the limitation of Section 68(a)(2) of the Code applies and taking into account any impact of Section 68(f) of the Code, and (ii) the character (long-term or short-term capital gain, dividend income or other ordinary income) of the applicable income).

"Purchase Money Note" means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from Nalco Finance LLC or any Subsidiary of Nalco Finance LLC to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

"Qualified Receivables Financing" means any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1)	the Board of Directors of Nalco Finance LLC shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to Nalco Finance LLC and the Receivables Subsidiary,

(2)	all sales of accounts receivable and related assets to the Receivables Subsidiary are made at Fair Market Value (as determined in good faith by Nalco Finance LLC), and

(3)	the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by Nalco Finance LLC) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of Nalco Finance LLC or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure Bank Indebtedness shall not be deemed a Qualified Receivables Financing.

"Receivables Financing" means any transaction or series of transactions that may be entered into by Nalco Finance LLC or any of its Subsidiaries pursuant to which Nalco Finance LLC or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by Nalco Finance LLC or any of its Subsidiaries), and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of Nalco Finance LLC or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by Nalco Finance LLC or any such Subsidiary in connection with such accounts receivable.

"Receivables Repurchase Obligation" means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

"Receivables Subsidiary" means a Wholly Owned Restricted Subsidiary of Nalco Finance LLC (or another Person formed for the purposes of engaging in a Qualified Receivables Financing with Nalco Finance LLC in which Nalco Finance LLC or any Subsidiary of Nalco Finance LLC makes an Investment and to which Nalco Finance LLC or any Subsidiary of Nalco Finance LLC transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of Nalco Finance LLC and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of Nalco Finance LLC (as provided below) as a Receivables Subsidiary and:

(a)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by Nalco Finance LLC or any other Subsidiary of Nalco Finance LLC (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates Nalco Finance LLC or any other Subsidiary of Nalco Finance LLC in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of Nalco Finance LLC or any other Subsidiary of Nalco Finance LLC, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,

(b)	with which neither Nalco Finance LLC nor any other Subsidiary of Nalco Finance LLC has any material contract, agreement, arrangement or understanding other than on terms which Nalco Finance LLC reasonably believes to be no less favorable to Nalco Finance LLC or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Nalco Finance LLC, and

(c)	to which neither Nalco Finance LLC nor any other Subsidiary of Nalco Finance LLC has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of Nalco Finance LLC shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of Nalco Finance LLC giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

"Reimbursement Agreement" means that certain reimbursement agreement between Nalco Company and Suez S.A. ("Suez"), dated as of November 4, 2003 providing for the reimbursement by Suez of all contributions required to be made by Nalco Company to the Profit Sharing and Savings Plan pursuant to the Contribution Agreement between Nalco Company and Northern Trust Company, dated as of November 2, 1999, as amended.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Subsidiary" means, with respect to any Person, any Subsidiary of such Person, including Nalco Finance Holdings Inc., Nalco Holdings and Nalco Company, other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this "Description of Notes," all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of Nalco Finance LLC.

"Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired by Nalco Finance LLC or a Restricted Subsidiary whereby Nalco Finance LLC or a Restricted Subsidiary transfers such property to a Person and Nalco Finance LLC or such Restricted Subsidiary leases it from such Person, other than leases between Nalco Finance LLC and a Restricted Subsidiary or between Restricted Subsidiaries.

"Secured Indebtedness" means any Indebtedness secured by a Lien.

"Secured Indebtedness Leverage Ratio" means, with respect to any Person, at any date the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries (other than Secured Indebtedness secured by Liens permitted under clauses (6)(B), (10), (15) and (17) of the definition of "Permitted Liens") as of such date of calculation (determined on a consolidated basis in accordance with GAAP) to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that Nalco Finance LLC or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness subsequent to the commencement of the period for which the Secured Indebtedness Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Indebtedness Leverage Ratio is made (the "Secured Leverage Calculation

Date"), then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, that Nalco Finance LLC or any of its Restricted Subsidiaries has both determined to make and made after November 4, 2003 and during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into Nalco Finance LLC or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or discontinued operation, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger or consolidation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of Nalco Finance LLC. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of Nalco Finance LLC as set forth in an Officers' Certificate, to reflect (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from any acquisition or merger (including, to the extent applicable, from the Transactions) and (2) all adjustments used in connection with the calculation of "Pro Forma Adjusted EBITDA" as set forth in footnote (h) to the "Notes to Unaudited Pro Forma Statements of Operations" under "Unaudited Pro Forma Financial Information" in the offering circular, dated January 15, 2004, to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

"Senior Credit Documents" means the collective reference to the Credit Agreement, the notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented or otherwise modified from time to time.

"Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of Nalco Finance LLC within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

"Similar Business" means a business, the majority of whose revenues are derived from the water treatment and specialty process chemicals systems, or the activities of Nalco Finance LLC and its Subsidiaries as of the Issue Date or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

"Sponsors" means (1) one or more investment funds controlled by The Blackstone Group, (2) one or more investment funds controlled by Apollo Management, L.P. and (3) one or more investment funds controlled by The Goldman Sachs Group, Inc. and, in each case, their respective Affiliates (not including, however, any portfolio companies of any of the Sponsors).

"Standard Securitization Undertakings" means representations, warranties, covenants, indemnities and guarantees of performance entered into by Nalco Finance LLC or any Subsidiary of Nalco Finance LLC which Nalco Finance LLC has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

"Stock Purchase Agreement" means the Stock Purchase Agreement, dated as of August 31, 2003, among Blackstone/Neptune Acquisition Company L.L.C., Leo Holding Company and Nalco International S.A.S., as amended, supplemented or modified from time to time.

"Subordinated Indebtedness" means any Indebtedness of either of the Issuers which is by its terms subordinated in right of payment to the notes.

"Subsidiary" means, with respect to any Person (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

"Tax Distributions" means any distributions described in clause (12) of the covenant entitled "—Certain Covenants—Limitation on Restricted Payments."

"TIA" means the Trust Indenture Act of 1939 (15 U.S.C. Section 77aaa-77bbbb) as in effect on the date of the indenture.

"Total Assets" means the total consolidated assets of Nalco Finance LLC and its Restricted Subsidiaries, as shown on the most recent balance sheet of Nalco Finance LLC.

"Transactions" means the Acquisition and the transactions related thereto, the offering of Existing Notes and the initial borrowings made pursuant to the Credit Agreement, in each case, as consummated on November 4, 2003.

"Treasury Rate" means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to February 1, 2009; provided, however, that if the period from such redemption date to February 1, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

"Trust Officer" means:

(1)	any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject, and

(2)	who shall have direct responsibility for the administration of the indenture.

"Trustee" means the respective party named as such in the indenture until a successor replaces it and, thereafter, means the successor.

"Unrestricted Subsidiary" means:

(1)	any Subsidiary of Nalco Finance LLC that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of Nalco Finance LLC may designate any Subsidiary of Nalco Finance LLC (including any newly acquired or newly formed Subsidiary of Nalco Finance LLC, but excluding Nalco Finance Holdings Inc.) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, Nalco Finance LLC or any other Subsidiary of Nalco Finance LLC that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of Nalco Finance LLC or any of its Restricted Subsidiaries; provided, further, however, that either:

(a)	the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b)	if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under "—Certain Covenants—Limitation on Restricted Payments."

The Board of Directors of Nalco Finance LLC may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)	(1)	in the case of any Subsidiary of Nalco Finance LLC other than Nalco Holdings and any of its Subsidiaries, (A) Nalco Finance LLC could Incur $1.00 of additional Indebtedness pursuant to clause (i) of the Fixed Charge Coverage Ratio test described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" or (B) the Fixed Charge Coverage Ratio for Nalco Finance LLC and its Restricted Subsidiaries would be greater than such ratio for Nalco Finance LLC and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, or (2) in the case of Nalco Holdings and any of its Subsidiaries, (A) Nalco Holdings could Incur at least $1.00 of additional Indebtedness pursuant to clause (ii) of such Fixed Charge Coverage Ratio test or (B) the Fixed Charge Coverage Ratio for Nalco Holdings and its Restricted Subsidiaries would be greater than such ratio for Nalco Holdings and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation; and

(y)	no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of Nalco Finance LLC shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of Nalco Finance LLC giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

"Wholly Owned Restricted Subsidiary" is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

"Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

BOOK ENTRY; DELIVERY AND FORM

The notes will be represented by one or more global notes in definitive, fully registered form without interest coupons. Upon issuance, the global notes will be deposited with the trustee as custodian for The Depository Trust Company, or DTC, and will be registered in the name of DTC or its nominee.

Except in limited circumstances described below, owners of beneficial interests in global notes will not be entitled to receive physical delivery of certificated notes and must hold their beneficial interests in global notes directly through DTC or indirectly through organizations which are participants in the DTC system. Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which rules and procedures may change from time to time.

Global notes.    The following description of DTC is based on our understanding of its current operations and procedures. These operations and procedures are solely within the control of DTC and are subject to changes by DTC from time to time. We take no responsibility for these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

Upon the issuance of global notes, DTC will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such global notes to the accounts of persons who have accounts with such depositary. Ownership of beneficial interests in a global note will be limited to its participants or persons who hold interests through its participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

As long as DTC, or its respective nominee, is the registered holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the notes represented by such global notes for all purposes under the indenture and the notes. Unless (1) DTC notifies us that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days, (2) DTC ceases to be registered as a "clearing agency" under the Exchange Act and a successor depositary is not appointed within 90 days or (3) an event of default has occurred and is continuing with respect to such note, owners of beneficial interests in such global note will not be entitled to have any portions of such global note registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered the owners or holders of such global note (or any notes represented thereby) under the indenture or the notes. In addition, no beneficial owners of an interest in a global note will be able to transfer that interest except in accordance with DTC's applicable procedures (in addition to those under the indenture).

Payments of the principal of and interest on global notes will be made to DTC or its nominee as the registered owner thereof. Neither we, the trustees, DTC, nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note representing any notes held by it or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note for such notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants.

Because DTC can only act on behalf of its respective participants, who in turn act on behalf of indirect participants and certain banks, the ability of a holder of a beneficial interest in global notes to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest may be limited by the lack of a definitive certificate for such interest. The laws of some countries and some U.S. states require that certain persons take physical delivery of securities in certificated form. Consequently, the ability to transfer beneficial interests in a global note to such persons may be limited. Because DTC can act only on behalf of participants, which in turn, act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

Interests in the global notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers of interests in global notes between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve system, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

Although DTC currently follows the foregoing procedures to facilitate transfers of interests in global notes among participants of DTC, it is under no obligation to do so, and such procedures may be discontinued or modified at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes.    If any depositary is at any time unwilling or unable to continue as a depositary for notes for the reasons set forth above under "—Global Notes," we will issue certificates for such notes in definitive, fully registered, non-global form without interest coupons in exchange for the global notes. Certificates for notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by DTC (in accordance with its customary procedures).

The holder of a non-global note may transfer such note, subject to compliance with the provisions of the applicable legend, by surrendering it at the office or agency maintained by us for such purpose in The City and State of New York, which initially will be the offices of the trustee in such location. Upon the transfer, change or replacement of any note bearing a legend, or upon specific request for removal of a legend on a note, we will deliver only notes that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to us such satisfactory evidence, which may include an opinion of counsel, as may reasonably be required by us that neither such legend nor any restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act. Before any note in non-global form may be transferred to a person who takes delivery in the form of an interest in any global note, the transferor will be required to provide the trustee with a Restricted Global Note Certificate or a Regulation S Global Note Certificate, as the case may be. Upon transfer or partial redemption of any note, new certificates may be obtained from the trustee.

Notwithstanding any statement herein, we and the trustees reserve the right to impose such transfer, certification, exchange or other requirements, and to require such restrictive legends on certificates evidencing notes, as they may determine are necessary to ensure compliance with the securities laws of the United States and any State therein and any other applicable laws or as DTC may require.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary discusses the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of the notes. Except where noted, this summary deals only with notes that are acquired in connection with this offer and held as capital assets. Additionally, this summary does not deal with special situations. For example, this summary does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, tax-exempt entities, partnerships or pass-through entities, certain expatriates, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or insurance companies;

•	tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) of notes whose "functional currency" is not the U.S. dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income or estate tax consequences different from those discussed below.

If a partnership holds our notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisor.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the U.S. federal income and estate tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Consequences to U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to you if you are a U.S. holder of notes. Certain consequences to "non-U.S. holders" of notes are described under "—Consequences to Non-U.S. Holders" below. A "U.S. holder" is a beneficial owner of a note that is for U.S. federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Original Issue Discount

The notes were issued with "original issue discount" (or OID) in an amount equal to the difference between their "stated redemption price at maturity" (the sum of all amounts payable on the notes other than "qualified stated interest") and their "issue price." You should be aware that you generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, you generally will not be required to include separately in income cash payments received on the notes, even if denominated as interest, to the extent such payments do not constitute qualified stated interest (as defined below).

The "issue price" of the notes was the first price at which a substantial amount of the notes were sold for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler). The term "qualified stated interest" means stated interest that is unconditionally payable in cash or in property (other than debt instruments issued by us) at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices. Interest is payable at a single fixed rate only if the rate appropriately takes into account the length of the interval between payments. Because the notes do not provide for stated cash interest until February 1, 2009, the stated interest payments on the notes are not qualified stated interest.

The amount of OID includible in gross income by a U.S. holder of a note is the sum of the "daily portions" of OID with respect to the note for each day during the taxable year or portion of the taxable year in which such U.S. holder held such note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. The "accrual period" for a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of (a) the product of the note's "adjusted issue price" at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of any qualified stated interest allocable to the accrual period. OID allocable to the final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The "adjusted issue price" of a note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any payments made on such note on or before the first day of the accrual period. We are required to provide information returns stating the amount of OID accrued on notes held of record by persons other than corporations and other exempt holders.

Amortizable Bond Premium

If you purchased an old note for an amount in excess of its "stated redemption price at maturity" (the sum of all amounts payable on the old note after the purchase date other than stated interest), you will be considered to have purchased the note at a "premium." You generally may elect to amortize the premium over the remaining term (or an applicable call date as discussed below) of the new note on a constant yield method as an offset to interest when includible in income under your regular method of accounting. You will calculate the amount of amortizable bond premium based on the amount payable at the applicable call date, but only if use of the call date (in lieu of the stated maturity date) results in a smaller amortizable bond premium for the period ending on the call date. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the new note. Your election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the Internal Revenue Service. You should consult your own tax advisor before making this election.

Calculation of amortizable bond premium is complicated, and we urge you to consult your own tax advisor concerning the application of these rules as they apply to you.

Market Discount

If you purchased an old note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as "market discount" for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any payment, other than stated interest, on, or any gain on the sale, exchange, retirement or other disposition of, a new note as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the new note at the time of its payment or disposition. In addition, you may be required to defer, until the maturity of the new note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the new note.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the new note, unless you elect to accrue on a constant yield interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant yield interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first day of the first taxable year to which your election applies and may not be revoked without the consent of the Internal Revenue Service. You should consult your own tax advisor before making this election.

Sale, Exchange and Retirement of Notes

You will generally recognize gain or loss upon the sale, exchange, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition and your adjusted tax basis in the note. Your adjusted tax basis in a note will generally be equal to the amount paid for the note, increased by the amount of OID and market discount previously included in income and decreased by any amortized premium and the amount of any cash payments received with respect to the note. Except as described above with respect to market discount, such gain or loss will be capital gain or loss. If you are an individual and have held the notes for more than one year, such capital gain will be eligible for reduced rates of taxation. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Consequences to Non-U.S. Holders

The following is a summary of the U.S. federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of notes. The term "non-U.S. holder" means a beneficial owner of a note (other than a partnership) that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies." Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

U.S. Federal Withholding Tax

The 30% U.S. federal withholding tax will not apply to any payment to you of principal or interest (including OID) on a note under the "portfolio interest rule," provided that:

•	interest paid on the note is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually or constructively own 10% or more of our capital or profits interests within the meaning of section 871(h)(3) of the Code;

•	you are not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

•	(a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS W-8BEN (or successor form)) or (b) you hold your notes through certain foreign intermediaries or certain foreign partnerships, and you satisfy the certification requirements of applicable Treasury regulations.

Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. If you cannot satisfy the requirements described above, payments of interest (including

OID) will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

The 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other taxable disposition of a note.

U.S. Federal Income Tax

If you are engaged in a trade or business in the United States and interest (including OID) on the notes is effectively connected with the conduct of that trade or business (and, if an income tax treaty applies, is attributable to a permanent establishment in the United States) then you will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax, provided the certification requirements discussed above in "—U.S. Federal Withholding Tax" are satisfied) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such amount, subject to adjustments.

Any gain you realize on the disposition of a note generally will not be subject to U.S. federal income tax unless (1) that gain is effectively connected with your conduct of a trade or business in the United States or (2) you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

U.S. Federal Estate Tax

Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% withholding tax under the "portfolio interest rule" described above under "—U.S. Federal Withholding Tax" without regard to the last bullet point.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting requirements will apply to certain payments of principal and interest (including OID) paid on notes and to the proceeds of sale of a note made to you unless you are an exempt recipient (such as corporation). Backup withholding tax will apply to such payments if you fail to provide a correct taxpayer identification number or certification of exempt status or have been notified that you are subject to backup withholding tax for failing to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Non-U.S. Holders

Information reporting will generally apply to payments of interest (including OID) to you on the notes and the amount of tax, if any, withheld with respect to such payments. Copies of the information returns reporting such interest payments and any withholding tax may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. In general, no backup withholding will be required with respect to payments made to you if a statement described above under "Consequences to Non-U.S. Holders—U.S. Federal Withholding Tax" has been received (and we do not have actual knowledge or reason to know that you are a U.S. person).

In addition, information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of the sale of a note within the United States or conducted through U.S.-related financial intermediaries unless the statement described above under "Consequences to Non-U.S. Holders—U.S. Federal Withholding Tax" has been received (and we do not have actual knowledge or reason to know that you are a U.S. person) or you otherwise establish an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements (each, a "Plan").

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a nonexempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we or Goldman, Sachs & Co. are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions ("PTCEs") that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be purchased or held by any person investing "plan assets" of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the notes constitutes assets of any Plan or (ii) the purchase and holding of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the purchase and holding of the notes.

PLAN OF DISTRIBUTION

This prospectus is to be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions effected from time to time. Goldman, Sachs & Co. may act as principal or agent in such transactions. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any of the proceeds from such sales.

Private equity funds managed by Goldman, Sachs & Co. own approximately 25.33% of our common stock. See "Security Ownership of Certain Beneficial Owners." Richard A. Friedman, one of our directors, is head of Goldman, Sachs & Co.'s Merchant Banking Division, head of Goldman, Sachs & Co.'s Principal Investment Area, Chairman of the Merchant Banking Division's Investment Committee and a member of Goldman, Sachs & Co.'s Management Committee. Sanjeev K. Mehra, one of our directors, is a managing director of Goldman, Sachs & Co.'s Principal Investment Area and a member of its Investment Committee. Goldman, Sachs & Co. acted as initial purchaser in connection with the sale of the notes and received customary fees. In addition, Goldman, Sachs Credit Partners, L.P., an affiliate of Goldman, Sachs & Co. acted as co-syndication agent under our senior credit facility. Goldman, Sachs & Co. or their affiliates have in the past engaged, and may in the future engage, in transactions with and perform services for, including commercial banking, financial advisory and investment banking services, us and our affiliates in the ordinary course of business; and for which they have received customary fees and expenses.

We have been advised by Goldman, Sachs & Co. that, subject to applicable laws and regulations, they currently intend to make a market in the notes. However, Goldman, Sachs & Co. is not obligated to do so, and any such market-making may be interrupted or discontinued at any time without notice.

LEGAL MATTERS

The validity and enforceability of the notes have been passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related parties and others owns an interest representing less than 1% of the capital commitments of funds controlled by one of our Sponsors, The Blackstone Group.

EXPERTS

The consolidated financial statements of Nalco Finance Holdings LLC as of December 31, 2003 and for the period from November 4, 2003 through December 31, 2003 (Successor) and the combined financial statements of Ondeo Nalco Group as of December 31, 2002 and for each of the two years in the period ended December 31, 2002 and for the period from January 1, 2003 through November 3, 2003 (Predecessor), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. The registration statement, reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

So long as we are subject to the periodic reporting requirements of the Exchange Act, we are required to furnish the information required to be filed with the SEC to the trustee and the holders of the notes. We have agreed that, even if we are not required under the Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us by Section 13 of the Exchange Act, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by our certified independent accountants to the trustee and the holders of the notes as if they were subject to such periodic reporting requirements.

INDEX TO FINANCIAL STATEMENTS

Nalco Finance Holdings LLC

Annual Financial Statements
Report of Ernst & Young LLP, independent registered public accounting firm	F-2
Combined and consolidated balance sheets as of December 31, 2003 (Successor) and December 31, 2002 (Predecessor)	F-3
Combined and consolidated statements of operations for the period from November 4, 2003 through December 31, 2003 (Successor), the period from January 1, 2003 through November 3, 2003 (Predecessor) and the years ended December 31, 2002 and 2001 (Predecessor)	F-4
Combined and consolidated statements of unitholder's and shareholders' equity for the period from November 4, 2003 through December 31, 2003 (Successor), the period from January 1, 2003 through November 3, 2003 (Predecessor) and the years ended December 31, 2002 and 2001 (Predecessor)	F-5
Combined and consolidated statements of cash flows for the period from November 4, 2003 through December 31, 2003 (Successor), the period from January 1, 2003 through November 3, 2003 (Predecessor) and the years ended December 31, 2002 and 2001 (Predecessor)	F-6
Notes to combined and consolidated financial statements	F-8
Interim Financial Statements
Condensed consolidated balance sheets as of December 31, 2003 and June 30, 2004	F-42
Condensed consolidated and combined statements of operations for the three- and six-month periods ended June 30, 2004 (Successor) and for the three- and six-month periods ended June 30, 2003 (Predecessor)	F-43
Condensed consolidated and combined statements of cash flows for the six months ended June 30, 2004 (Successor) and for the six months ended June 30, 2003 (Predecessor)	F-44
Notes to condensed consolidated and combined financial statements	F-45

Report of Independent Registered Public Accounting Firm

The Unitholder
Nalco Finance Holdings LLC

We have audited the accompanying consolidated balance sheet as of December 31, 2003, of Nalco Finance Holdings LLC and subsidiaries, and the related consolidated statements of operations, unitholder's equity, and cash flows for the period from November 4, 2003 to December 31, 2003 (Successor), and the combined balance sheet as of December 31, 2002, of Ondeo Nalco Group (companies listed in Note 1) and the related combined statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2002 and for the period from January 1, 2003 to November 3, 2003 (Predecessor). These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nalco Finance Holdings LLC and subsidiaries as of December 31, 2003, and the consolidated results of their operations and their cash flows for the period from November 4, 2003 to December 31, 2003 (Successor), and the combined financial position of Ondeo Nalco Group as of December 31, 2002, and the combined results of its operations and its cash flows for each of the two years in the period ended December 31, 2002 and for the period from January 1, 2003 to November 3, 2003 (Predecessor), in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, Ondeo Nalco Group adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

/s/ Ernst & Young LLP
Chicago, Illinois
June 18, 2004

Nalco Finance Holdings LLC and Subsidiaries
Combined and Consolidated Balance Sheets
(Dollars in Millions)

	Predecessor December 31, 2002	Successor December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$120.5	$100.0
Trade accounts receivable, less allowances of $24.8 and $21.0 in 2002 and 2003, respectively	381.9	482.9
Inventories	262.2	295.1
Notes and accounts receivable from related parties	99.5	—
Deferred income taxes	39.0	54.6
Prepaid expenses and other current assets	28.4	43.0
Total current assets	931.5	975.6
Property, plant, and equipment, net	823.2	865.6
Goodwill	2,319.3	2,500.1
Other intangible assets, net	2,164.9	1,408.9
Deferred financing costs	—	75.0
Receivable from related parties and former shareholder	2.8	117.3
Other noncurrent assets	244.7	221.3
Total assets	$6,486.4	$6,163.8
Liabilities and unitholder's/shareholders' equity
Current liabilities:
Accounts payable	$169.3	$155.9
Accrued expenses	143.4	193.9
Accrued compensation	59.1	77.1
Payables to related parties and shareholder	147.9	—
Short-term debt	587.9	51.9
Income taxes	98.9	50.0
Total current liabilities	1,206.5	528.8
Long-term debt	38.3	3,262.8
Deferred income taxes	963.1	624.0
Accrued pension benefits	123.6	374.1
Other liabilities	447.7	293.5
Minority interest	18.0	11.6
Commitments and contingencies	—	—
Unitholder's/shareholders' equity	3,689.2	1,069.0
Total liabilities and unitholder's/shareholders' equity	$6,486.4	$6,163.8

See notes to combined and consolidated financial statements.

Nalco Finance Holdings LLC and Subsidiaries
Combined and Consolidated Statements of Operations
(Dollars in Millions)

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Net sales	$2,619.7	$2,644.3	$2,306.5	$460.1
Operating costs and expenses:
Cost of product sold	(1,283.8)	(1,281.8)	(1,128.0)	(250.5)
Selling, administrative, and research expenses	(1,022.7)	(973.6)	(885.3)	(173.4)
Amortization of intangible assets	(171.3)	(89.2)	(68.9)	(15.4)
Impairment of goodwill	—	—	(244.4)	—
In-process research and development	(1.3)	—	—	—
Business optimization expenses	(172.3)	(32.8)	(20.3)	(0.8)
Total operating costs and expenses	(2,651.4)	(2,377.4)	(2,346.9)	(440.1)

Operating earnings (loss)	(31.7)	266.9	(40.4)	20.0

Other income (expense), net	(15.1)	0.7	(19.3)	(3.5)
Interest income	8.8	7.8	7.1	0.6
Interest expense	(44.4)	(38.5)	(32.7)	(49.6)
Earnings (loss) before income taxes	(82.4)	236.9	(85.3)	(32.5)

Income tax benefit (provision)	1.8	(105.2)	(68.7)	8.3

Minority interests	(3.4)	(3.3)	(4.2)	0.1
Net income (loss)	$(84.0)	$128.4	$(158.2)	$(24.1)

See notes to combined and consolidated financial statements.

Nalco Finance Holdings LLC and Subsidiaries
Combined and Consolidated Statements of Unitholder's and Shareholders' Equity
(Dollars in Millions, Except Per Share Amounts)

			Accumulated Other Comprehensive Income (Loss)
	Capital Accounts	Accumulated Deficit	Minimum Pension Liability Adjustment	Derivatives	Foreign Currency Translation Adjustment	Comprehensive Income (Loss)
Predecessor Company
Balance at January 1, 2001	$4,126.1	$(58.1)	$—	$—	$(50.8)
Net loss	—	(84.0)	—	—	—	$(84.0)
Other comprehensive income (loss):
Minimum pension liability adjustment – net of tax benefit of $11.2	—	—	(17.6)	—	—	(17.6)
Loss on derivatives – net of tax benefit of $0.5	—	—	—	(0.8)	—	(0.8)
Currency translation adjustments	—	—	—	—	(32.3)	(32.3)
Comprehensive loss	—	—	—	—	—	$(134.7)
Distributions to shareholder	—	(148.1)	—	—	—
Balance at January 1, 2002	4,126.1	(290.2)	(17.6)	(0.8)	(83.1)
Issuance of common stock, 1,997,500 shares at $20 par	40.0	—	—	—	—
Merger with affiliate	(9.2)	—	—	—	—
Net income	—	128.4	—	—	—	$128.4
Other comprehensive income:
Minimum pension liability adjustment – net of tax benefit of $35.8	—	—	(55.9)	—	—	(55.9)
Loss on derivatives – net of tax benefit of $5.0	—	—	—	(7.7)	—	(7.7)
Currency translation adjustments	—	—	—	—	(18.5)	(18.5)
Comprehensive income						$46.3
Distributions to shareholder	—	(122.3)	—	—	—
Balance at December 31, 2002	4,156.9	(284.1)	(73.5)	(8.5)	(101.6)
Net loss		(158.2)				$(158.2)
Capital contribution	77.7	—	—	—	—
Acquisition of Aquazur Limited	(2.8)	(8.1)	—	—	—
Other comprehensive income (loss):
Gain on derivatives – net of tax of $5.4	—	—	—	8.5	—	8.5
Currency translation adjustments	—	—	—	—	54.1	54.1
Comprehensive loss						$(95.6)
Distributions to shareholder	—	(29.0)	—	—	—
Balance at November 3, 2003	$4,231.8	$(479.4)	$(73.5)	$—	$(47.5)
Successor Company
Capital contribution	$1,001.9	$—	$—	$—	$—
Net loss	—	(24.1)	—	—	—	$(24.1)
Other comprehensive income:
Currency translation adjustments – including tax benefit of $18.0	—	—	—	—	91.2	91.2
Comprehensive income						$67.1
Balance at December 31, 2003	$1,001.9	$(24.1)	$—	$—	$91.2

See notes to combined and consolidated financial statements

Nalco Finance Holdings LLC and Subsidiaries
Combined and Consolidated Statements of Cash Flows
(Dollars in Millions)

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Operating activities
Net income (loss)	$(84.0)	$128.4	$(158.2)	$(24.1)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation	124.6	134.7	101.8	22.5
Amortization	171.3	89.2	68.9	15.4
Impairment of assets	56.6	—	—	—
Impairment of goodwill	—	—	244.4	—
Amortization of deferred financing costs	—	—	—	17.4
Equity in (earnings) loss of affiliated companies, net of distributions	(0.3)	0.3	(1.8)	(0.4)
Deferred income taxes	(75.9)	(30.2)	(17.1)	(18.4)
Prepaid pension payment	—	(90.0)	—	—
Securitized accounts receivable, net	101.0	(14.0)	(87.0)	—
Amortization of unearned employee compensation and accretion of obligation	11.9	12.1	20.0	4.0
Pension and postretirement curtailments	0.1	(49.4)	2.0	(0.2)
Other, net	47.1	1.5	19.0	4.1
Changes in current assets and liabilities:
Trade accounts receivable	3.5	7.3	3.7	11.3
Inventories	(45.5)	(11.0)	(0.4)	28.7
Accounts payable	50.5	28.6	(44.3)	4.0
Payable to shareholder	—	112.2	6.2	—
Contribution to profit-sharing trust	(13.0)	(11.8)	(24.0)	—
Other receivables from related parties	—	5.5	(1.9)	—
Other	66.4	9.7	13.1	24.4
Net cash provided by operating activities	414.3	323.1	144.4	88.7

Investing activities
Acquisition of Ondeo Nalco Group	—	—	—	(4,127.1)
Business purchases/sales, net	(405.0)	2.7	(10.1)	—
Additions to property, plant, and equipment, net	(114.8)	(108.3)	(85.6)	(15.6)
Notes receivable from related parties	16.5	(36.2)	98.3	—
Advances from (investments in) affiliated companies	24.5	—	(6.0)	—
Other investing activities	15.3	15.7	(8.9)	(2.4)
Net cash used for investing activities	(463.5)	(126.1)	(12.3)	(4,145.1)

Nalco Finance Holdings LLC and Subsidiaries
Combined and Consolidated Statements of Cash Flows (continued)
(Dollars in Millions)

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Financing activities
Cash dividends	(148.1)	(122.3)	(29.0)	—
Proceeds from long-term debt	7.3	3.1	0.6	3,214.2
Payments of long-term debt	(8.0)	(3.5)	(8.3)	(0.8)
Short-term debt, net	282.7	(255.0)	(272.7)	8.3
Proceeds from corporate facility sale and leaseback	—	144.8	—	—
Deferred financing costs	—	—	—	(92.4)
Capital contribution	—	—	77.7	1,001.9
Other financing activities	—	0.2	(2.5)	(0.9)
Net cash provided by (used for) financing activities	133.9	(232.7)	(234.2)	4,130.3
Effect of foreign exchange rate changes on cash and cash equivalents	(3.5)	10.2	6.0	1.7
Increase (decrease) in cash and cash equivalents	81.2	(25.5)	(96.1)	75.6
Cash and cash equivalents at beginning of the period	64.8	146.0	120.5	24.4
Cash and cash equivalents at end of the period	$146.0	$120.5	$24.4	$100.0
Supplemental cash flows information
Cash paid during the period for:
Interest	$36.1	$40.6	$32.4	$6.4
Income taxes	33.4	40.0	43.0	14.2

See notes to combined and consolidated financial statements.

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements
(Dollars in Millions, Except Per Share Amounts)

December 31, 2003

1.    Description of Business and Change in Ownership

Description of Business

Nalco Finance Holdings LLC and subsidiaries (the Company or Successor) is engaged in the worldwide manufacture and sale of highly specialized service chemical programs. This includes production and service related to the sale and application of chemicals and technology used in water treatment, pollution control, energy conservation, oil production and refining, steelmaking, papermaking, mining, and other industrial processes.

Change in Ownership

On August 31, 2003, Nalco Holdings LLC (the Buyer), a newly-formed entity controlled by affiliates of The Blackstone Group, L.P., Apollo Management, L.P., and The Goldman Sachs Group, Inc. (collectively, the Sponsors), entered into a Stock Purchase Agreement (as amended, the Stock Purchase Agreement) with Suez S.A. (Suez or Seller) and certain of its affiliates, whereby the Buyer would acquire the net assets of Ondeo Nalco Group (the Predecessor and as defined in Note 2 below) for $4,127.1 million including direct costs of the acquisition of $125.6 million, excluding assumed debt of $30.2 million, and subject to certain closing and post-closing adjustments (the Acquisition).

The Buyer was capitalized by equity investments totaling $991.9 million from the Sponsors and $10.0 million from Dr. William H. Joyce, the Chairman and Chief Executive Officer of the Buyer. The equity investments were made to Nalco Investment Holdings LLC, the direct parent company of the Buyer, which, in turn, contributed $1,001.9 million to the Buyer and was its parent company as of December 31, 2003.

Funding for the Acquisition included the equity investments and the issuance of senior notes and senior subordinated notes (together, the Notes) in a private offering, and new revolving credit and term loan facilities by the Company, through its 100% owned subsidiary Nalco Company. See Note 12 for the terms and conditions of the Notes and revolving credit and term loan facilities.

The Stock Purchase Agreement provided for certain adjustments of the purchase price, including adjustments based on the closing working capital and indebtedness (as both are defined in the Stock Purchase Agreement) of the Ondeo Nalco Group at the date of the Acquisition. On March 25, 2004, the Buyer and Suez agreed to a $25.6 million working capital adjustment payable to the Buyer plus interest. This adjustment has not been reflected in the consolidated financial statements as of December 31, 2003. The Company recorded the purchase price adjustment in 2004 by decreasing goodwill.

On January 14, 2004, Nalco Investment Holdings LLC contributed its 100% interest in the Company to a newly formed entity, Nalco Finance Holdings LLC, in exchange for a 99% interest in Nalco Finance Holdings LLC. The remaining 1% interest in Nalco Finance Holdings LLC is held indirectly by Nalco Investment Holdings LLC through its wholly owned subsidiary, Nalco Finance Holdings II Inc. As of January 14, 2004, Nalco Finance Holdings LLC became the direct parent company of the Buyer. Subsequent to that date, the Sponsors and Dr. Joyce engaged in a series of transactions that ultimately resulted in a newly formed entity, Nalco LLC, becoming the indirect and ultimate parent company of Nalco Investment Holdings LLC, Nalco Finance Holdings LLC, and the Buyer. Nalco LLC's interests in Nalco Investment Holdings LLC were held through its holdings of 100% of the interests of each of BCP Nalco I LLC, BCP Nalco II LLC, APV Nalco LLC, GS Nalco LLC and JAG Nalco LLC (collectively, the Sponsor entities), which collectively held 100% of the interests of Nalco Investment Holdings LLC.

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

1.    Description of Business and Change in Ownership (continued)

On June 1, 2004, Nalco Investment Holdings II LLC was formed as a direct subsidiary of Nalco LLC. On June 7, 2004, Nalco Investment Holdings II LLC merged with each of the Sponsor entities and was the surviving entity of such merger. As a result of the merger, Nalco Investment Holdings II LLC owned 100% of the equity interests of Nalco Investment Holdings LLC. On June 17, 2004, Nalco Investment Holdings II LLC was converted into a corporation named Nalco Investment Holdings II Corp. and has since been renamed Nalco Holding Company. As entities under common control, the contribution of Nalco Holdings LLC to Nalco Finance Holdings LLC was accounted for in a manner similar to a pooling of interests. Therefore, the results for the periods prior to January 14, 2004 (date of inception) include the consolidated results of Nalco Holdings LLC and subsidiaries.

2.    Basis of Presentation

All intercompany balances and transactions are eliminated. Investments in companies or partnerships in which the Company/Predecessor does not have control, but has the ability to exercise significant influence over operating and financial policies, are reported on the equity method.

Predecessor - The combined financial statements of the Predecessor prior to the Acquisition include the consolidated financial statements of Ondeo Nalco Company and subsidiaries (ONC) and the combined financial statements of certain subsidiaries of Nalco International SAS (NIS) plus Calgon Europe Limited (UK), owned by Degremont (a former related party). The combined financial statements of NIS subsidiaries are a combination of the consolidated financial statements of Ondeo Nalco France, the consolidated financial statements of Aquazur Ltd., and the consolidated financial statements of Nalco Dutch Holdings B.V., Ondeo Nalco Belgium NV/SA, Wyss Wassertechnik AG, Ondeo Nalco (Shanghai) Trading Co., Ltd., and Nalco Portuguesa (Quimica Industrial) Ltd. Ondeo Industrial Solutions North America, a subsidiary of ONC, has been excluded from the Predecessor, as it was not acquired by the Company.

Successor - The accompanying consolidated financial statements include the accounts of Nalco Finance Holdings LLC and subsidiaries subsequent to the Acquisition.

The consolidated financial statements of the Successor as of and for the period from November 4, 2003 through December 31, 2003 reflect the Acquisition under the purchase method of accounting, in accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations.

The following unaudited pro forma financial data summarizes the results of operations for the years ended December 31, 2003 and December 31, 2002 as if the Acquisition had occurred as of the beginning of each individual period.

Pro forma adjustments include adjustments for (1) purchase accounting, including, (i) the elimination of a $21.2 million inventory write-up recorded as a result of the Acquisition, (ii) adjustments to depreciation and amortization to reflect the fair value of property, plant and equipment and identified intangible assets (with finite lives), (iii) elimination of the pension and other postretirement benefit amortization of unrecognized actuarial losses, prior service costs and transition obligations and assets losses, and (2) adjustments for items directly related to the transaction, including (i) rent expense that the Company would have incurred had the sublease of our Naperville, Illinois headquarters and research facility been in place, (ii) elimination of management fees that Suez and its affiliates charged to the Company for general corporate overhead and of charges to Suez and its affiliates for tax planning and compliance and treasury administration provided by the Company in North America, (iii) adjustments to interest expense to reflect the Company's new capital structure, and (iv) corresponding adjustments to income tax expense.

These pro forma amounts are not necessarily indicative of the results that would have been attained if the Acquisition had occurred at the beginning of each period presented or that may be attained in the future.

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

2.    Basis of Presentation (continued)

	(Unaudited) Years Ended December 31,
	2002	2003
Net sales	$2,644.3	$2,766.6
Operating earnings (loss)	272.1	0.2
Net income (loss)	37.7	(237.3)

The Company has not finalized the allocation of the purchase price as of December 31, 2003. The Company has preliminarily allocated the purchase price on the basis of its current estimate of the fair value of the underlying assets acquired and liabilities assumed as follows:

As of November 4, 2003
Current assets:
Cash and cash equivalents	$24.3
Trade accounts receivable	477.5
Inventories	316.5
Other current assets	95.3
Goodwill	2,413.9
Intangible assets	1,410.0
Other noncurrent assets	367.8
Property, plant and equipment	852.9
Total assets acquired	5,958.2

Current liabilities:
Accounts payable	138.7
Accrued expenses	246.2
Other current liabilities	72.8
Long-term debt	30.2
Deferred income taxes	659.5
Accrued pension and other postretirement benefits	539.5
Other noncurrent liabilities	144.2
Total liabilities assumed	1,831.1
Net assets acquired	$4,127.1

Cash and cash equivalents, trade accounts receivable, other current assets, accounts payable, accrued expenses and other current liabilities were stated at historical carrying values, given the short-term nature of these assets and liabilities.

Inventory, other noncurrent assets, long-term debt, and other noncurrent liabilities outstanding as of the effective date of the Acquisition have been allocated based on management's judgments and estimates.

Deferred income taxes have been provided in the consolidated balance sheet based on the Company's preliminary estimates of the tax versus book basis of the assets acquired and liabilities assumed, as adjusted to estimated fair values. Valuation allowances have been established against those assets for which realization is not likely, namely in the U.S., as losses are currently being generated in that tax jurisdiction.

The Company's projected pension and other postretirement benefit obligations and assets have been reflected in the allocation of purchase price at the projected benefit obligation less plan assets at fair

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

2.    Basis of Presentation (continued)

market value, based on management's computations which included valuations performed by independent actuaries engaged by the Company.

The Company has engaged independent appraisers to assist in determining the fair values of property, plant and equipment and intangible assets acquired; including purchased in-process research and development, trade names, trademarks, developed technology and customer relationships. The Company has received preliminary values from the appraisers, which have been included in the above table; however, the final appraisals are not yet complete. Thus, the Company has not yet completed its allocation of purchase price and may make further adjustments to the preliminary allocations in subsequent periods. The Company expects to receive final valuations from the independent appraisers in the second half of 2004 and complete its purchase accounting by the fourth quarter of 2004.

Trademarks and trade names have been preliminarily valued based on the relief of royalty approach. This method allocates value based on what the Company would be willing to pay as a royalty to a third-party owner of the trademark or trade name in order to exploit the economic benefits. The trademarks and trade names that have been valued under this approach are the Company's name and other product-related trademarks that have a preliminary value of $830.0 million with an estimated indefinite life.

Patents and developed technology have been preliminarily valued based on the relief of royalty approach. This method allocates value based on what the Company would be willing to pay as a royalty to a third-party owner of the patent or technology in order to exploit the economic benefits. The technologies that have been valued under this approach are chemical formulations and monitoring technologies and have a preliminary value of $100.0 million and an estimated weighted average useful life of 10 years.

Customer relationships have been preliminarily valued using an income approach after considering a fair return on fixed assets, working capital, patents, tradenames, trademarks, technology, and assembled workforce. A preliminary value of $480.0 million has been assigned to customer relationships with an estimated weighted average useful life of 10 years.

The Company has not completed its allocation to in-process research and development. At the time the Company determines the value of these activities, it will be immediately expensed in the statement of operations.

Based on the preliminary estimates, approximately $3.5 billion of goodwill and other intangible assets will not be deductible for income tax purposes. The primary reasons for the Acquisition and the primary factors that contributed to a purchase price that resulted in recognition of goodwill include:

•	The Company's leading market position as a global provider of integrated water treatment and process improvement services, chemicals and equipment programs for industrial and institutional applications offers a competitive advantage in competing for new customers;

•	The Company being one of only a small number of companies that can provide turnkey water management solutions on a global basis (130 countries across six continents) offers a competitive advantage in meeting the global needs of multinational customers and mitigates the potential impact of volatility in any individual country or region;

•	The diverse customer base and industries served minimizes the potential impact of volatility from any one customer or industry.

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

2.    Basis of Presentation (continued)

Other considerations affecting the value of goodwill include:

•	The potential for improved earnings and cash flow gained from operating as a stand-alone company with focused management effort and more efficient resource management and from the ability of the assembled work force to drive significant annual cost reductions in the administrative and overhead functions;

•	The historical heavy investment in recruiting and continuously training more than 5,000 sales professionals and engineers;

•	The ability of the assembled workforce to develop future innovative technologies and products, as has been done in the past through a focused commitment to technology, research and development;

•	The application of purchase accounting, particularly for such items as pension, other postretirement benefits, and deferred tax liabilities for which significant reserve balances were recorded with no corresponding significant short-term cash outflows.

In conjunction with the Acquisition, the Company is in the process of formulating a plan to exit or restructure certain activities. The Company has not completed this analysis but has recorded initial liabilities of $27.1 million, primarily for employee severance and related costs in connection with the Company's preliminary plan to exit or restructure certain activities. As of December 31, 2003, $12.6 million has been charged against this accrual. The Company expects that these initial activities will be completed by the end of 2004. The Company also expects to finalize any further activities by the third quarter of 2004 which may result in additional liabilities related to exit and restructuring activities.

The consolidated statement of operations for the period from November 4, 2003 through December 31, 2003 includes $21.2 million in cost of sales representing the write-off of the inventory adjustment recorded in purchase accounting relating to the capitalized manufacturing profit in inventory on hand as of the Acquisition date that was sold during this period; depreciation adjustments correlating to the fair value adjustments to property, plant and equipment; and amortization of identified intangible assets, among other changes resulting from the application of purchase accounting.

3.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the balance sheet as of December 31, 2002 to conform to the current year presentation.

Foreign Currency Translation

Local currencies are the functional currencies for most foreign operations. Their financial statements are translated at current and average exchange rates, with any resulting translation adjustments included in the currency translation adjustment account in unitholder's/shareholders' equity. The

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

3.    Summary of Significant Accounting Policies (continued)

financial statements of any foreign subsidiaries that operate in highly inflationary environments are translated using a combination of current, average, and historical exchange rates, with the resulting translation impact included in results of operations. Transactions executed in different currencies resulting in exchange adjustments are included in results of operations.

Concentration of Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Management believes the likelihood of incurring material losses due to concentration of credit risk is remote. The principal financial instruments subject to credit risk are as follows:

Cash and Cash Equivalents

A formal policy exists of placing these instruments in investment grade companies and institutions and limiting the size of an investment with any single entity.

Accounts Receivable

A large number of customers in diverse industries and geographies, as well as the practice of establishing reasonable credit lines, limits credit risk. The allowance for doubtful accounts is adequate to cover potential credit risk losses.

Foreign Exchange Contracts and Derivatives

Formal policies exist, which establish credit limits and investment grade credit criteria of "A" or better for all counterparties.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Inventory Valuation

Inventories are valued at the lower of cost or market. Approximately 56% and 54% of the inventories at December 31, 2002 and 2003, respectively, are valued using the average cost or first-in, first-out (FIFO) method. The remaining inventories are valued using the last-in, first-out (LIFO) method. Reported inventory amounts at December 31, 2002 would have been approximately $8.5 million lower if the FIFO method of accounting had been used for all inventories. As a result of using a new basis of accounting for the Company due to the Acquisition, the LIFO value of inventories approximated the FIFO value of inventories at December 31, 2003.

Goodwill

The Predecessor adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Goodwill is tested for impairment at least annually, and impairment, if any, recorded as expense in the period of impairment. If goodwill and certain intangibles were not subject to amortization, the reported net loss of $84.0 million for the year ended December 31, 2001 would have been net earnings of $1.0 million.

Intangibles

The Company amortizes customer relationships using an accelerated method to reflect the pattern in which the economic benefits of that asset are realized. The straight-line method is used for all other

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

3.    Summary of Significant Accounting Policies (continued)

assets subject to amortization. Customer relationships and patents and developed technology are being amortized over a preliminary estimated useful life of 10 years.

Deferred Financing Costs

Deferred financing costs are incurred to obtain long-term financing and are amortized using the effective interest method over the term of the related debt. The amortization of deferred financing costs, which is classified in interest expense in the statement of operations, was $17.4 million for the period from November 4, 2003 through December 31, 2003, and included the immediate write-off of $15.8 million for bridge financing commitment fees incurred in connection with the Acquisition.

Income Taxes

Income taxes are recognized during the period in which transactions enter into the determination of financial statement income, with deferred income taxes being provided for the tax effect of temporary differences between the carrying amount of assets and liabilities and their tax bases.

Deferred income taxes are provided on the undistributed earnings of foreign subsidiaries and affiliated companies except to the extent such earnings are considered to be permanently reinvested in the subsidiary or affiliate. In cases where foreign tax credits will not offset U.S. income taxes, appropriate provisions are included in the combined statement of operations.

Derivative Instruments

In accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivatives are recognized as either assets or liabilities in the balance sheets at fair value.

Retirement Plans

The cost of retirement plans is computed on the basis of accepted actuarial methods (using the projected unit credit method for the principal plan) and includes current service costs and amortization of increases in prior service costs over the expected future service of active participants as of the date such costs are first recognized.

The costs of health and life insurance postretirement benefits are accrued as earned. Annual expense represents a combination of interest and service cost provisions. Most postretirement benefits are not funded.

Revenue Recognition

Revenue from sales of products, including amounts billed to customers for shipping and handling costs, is recognized at the time: (1) ownership and all risks of loss have been transferred to the buyer, which is generally upon shipment, (2) the price is fixed and determinable, and (3) collectibility is reasonably assured. Revenue from services is recognized when the services are provided to the customer.

Shipping and handling costs, including certain warehousing costs incurred by the Company, are included in cost of products sold.

Research and Development

Research and development costs, excluding costs to acquire in-process research and development, totaled $68.1 million, $59.6 million, $51.7 million, and $10.0 million for the year ended December 31,

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

3.    Summary of Significant Accounting Policies (continued)

2001, the year ended December 31, 2002, the period from January 1, 2003 through November 3, 2003, and the period from November 4, 2003 through December 31, 2003, respectively. Research and development costs are charged to expense as incurred. Purchased in-process research and development costs were $1.3 million for the year ended December 31, 2001.

4.    Acquisitions and Divestitures

The Predecessor acquired ten businesses in 2001. Each of the acquisitions was accounted for as a purchase and, accordingly, the operating results of each acquired business were included in the combined financial results of the Predecessor from its respective acquisition date. Also in 2001, Nalco/Exxon, a joint venture partnership formed in 1994 by Nalco and Exxon, redeemed Exxon's interest in the partnership. As a result, the Predecessor's interest in Nalco/Exxon increased from 60% to 100%. The Predecessor also increased its investment in two subsidiary companies and made performance payments during 2001 related to a previous year's acquisition.

The combined purchase price of these acquisitions, net of cash acquired, was $410.6 million, which exceeded the fair value of the net tangible assets which were acquired by $266.8 million, and was allocated to goodwill and other intangible assets.

Also during 2001, the Predecessor sold two small subsidiary companies to another Suez subsidiary for $5.6 million, which approximated the net book value of the companies sold.

The Predecessor acquired two businesses during 2002 for a combined purchase price of $10.1 million, net of cash acquired. The purchase price exceeded the fair value of the net tangible assets acquired by $7.7 million, which was allocated to goodwill and other intangible assets. Each of the acquisitions was accounted for as a purchase and, accordingly, their results of operations have been included in the combined financial statements of the Predecessor since their respective dates of acquisition.

The Predecessor also sold a business during 2002 for approximately $12.8 million, which resulted in a pretax gain of $12.4 million.

During the period from January 1, 2003 through November 3, 2003, the Predecessor acquired Aquazur Ltd. from NIS and increased its investment in Oekophil AG from 40 percent to 100 percent. Each of the acquisitions was accounted for as a purchase; however, as disclosed in Note 2, the combined financial statements of the Predecessor include the results of Aquazur Ltd. prior to its acquisition from NIS. The combined purchase price of these acquisitions, net of cash acquired, was $23.4 million. The purchase price exceeded the fair value of the net tangible assets acquired by $12.9 million, which was allocated to goodwill.

The Predecessor received net proceeds of $13.3 million and recognized a pretax loss of $5.2 million on the sale of its South African subsidiary and two small businesses during the period from January 1, 2003 through November 3, 2003.

The pro forma impact as if the aforementioned acquisitions had occurred at the beginning of the respective years is not significant.

5.    Securitization of Accounts Receivable

In December 2001, the Predecessor entered into an agreement that allowed it to periodically transfer undivided percentage ownership interests in a revolving pool of most of the Predecessor's U.S. trade receivables to a multiseller conduit (Conduit) administered by an independent financial institution. The agreement was terminated in October 2003, and the Predecessor repurchased $100.7 million of receivables to facilitate this termination.

Under the terms of the agreement, the Predecessor could transfer trade accounts receivable to a bankruptcy-remote special purpose entity (SPE), and the Conduit, or backup purchasers, were

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

5.    Securitization of Accounts Receivable (continued)

required to purchase from the SPE an undivided ownership interest of up to $150.0 million in those receivables. The percentage ownership interest in receivables purchased by the Conduit could increase or decrease over time, depending on the characteristics of the SPE's receivables, including delinquency rates and debtor concentrations. The Predecessor serviced the receivables transferred to the SPE and received a servicing fee, which approximated market compensation for these services.

Under the terms of the agreement, the Conduit paid the SPE the face amount of the undivided interest at the time of purchase. On a monthly basis, this sales price was adjusted, resulting in payments by the SPE to the Conduit of an amount that varied based on the interest rate on certain of the Conduit's liabilities and the length of time the sold receivables remained outstanding. Collections on sold receivables were used to purchase additional receivables from the Predecessor.

The Predecessor accounted for the transfer of undivided percentage ownership interest in the receivables to the Conduit as sales under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The Predecessor's loss on the sale of the undivided interests in the receivables was $0.2 million, $1.8 million and $1.5 million for the year ended December 31, 2001, the year ended December 31, 2002 and for the period from January 1, 2003 through November 3, 2003, respectively, and was included in interest expense.

The outstanding balance of undivided interest in receivables sold was $87 million at December 31, 2002. Cash flows from the sale of undivided interests in the receivables to the Conduit, net of receivables repurchased to facilitate termination of the agreement, were reported by the Predecessor as an operating activity in the statement of cash flows.

The Predecessor's interest in receivables transferred to the SPE but not ultimately sold to the Conduit ("retained interest") is classified in trade accounts receivable in the Predecessor's balance sheet. The retained interest was $56.6 million at December 31, 2002. This retained interest was subordinate to, and provided credit enhancement for, the Conduit's ownership interest in the SPE's receivables, and was available to the Conduit to pay any fees or expenses due to the Conduit, and to absorb all credit losses incurred on any of the SPE's receivables.

6.    Inventories

Inventories consist of the following:

	Predecessor December 31, 2002	Successor December 31, 2003
Finished products	$194.7	$233.6
Raw materials and work-in-process	67.5	61.5
	$262.2	$295.1

7.    Goodwill

Changes in the Predecessor's carrying value of goodwill from January 1, 2002 to December 31, 2002 are summarized below:

Balance at January 1, 2002	$2,259.2
Acquisitions	2.1
Reclassifications of intangibles to goodwill	69.3
Foreign currency translation and other	(11.3)
Balance at December 31, 2002	$2,319.3

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

7.    Goodwill (continued)

Changes in the Predecessor's carrying value of goodwill from December 31, 2002 to November 3, 2003 are summarized below:

Balance at December 31, 2002	$2,319.3
Acquisitions	12.9
Dispositions	(8.0)
Impairment	(244.4)
Adjustment of income tax uncertainties	(60.0)
Foreign currency translation and other	24.1
Balance at November 3, 2003	$2,043.9

In the second quarter of 2003, Suez initiated the sale of the Predecessor. Initial third party offers indicated a potential sales price less than book value which triggered the Predecessor to complete the first step evaluation of goodwill for impairment as of June 30, 2003, resulting in an estimated impairment charge of $256.7 million, which was recorded in the six-month period ended June 30, 2003.

The second step evaluation of goodwill, in which the fair value is assigned to the assets and liabilities as prescribed under SFAS No. 142, was performed in connection with purchase accounting related to the Acquisition. The completion of the second step evaluation resulted in a $12.3 million reduction of the estimated impairment charge, and the Predecessor recognized a goodwill impairment charge of $244.4 million in the combined statement of operations during the period from January 1, 2003 through November 3, 2003.

During the period from January 1, 2003 through November 3, 2003, the Predecessor reduced its goodwill and deferred tax liabilities by $60.0 million, as a result of changes in the Predecessor's estimate of its deferred tax liabilities as of the date it was acquired by Suez.

The Company recorded goodwill of $2,413.9 million as a result of the Acquisition. Changes in the Company's carrying value of goodwill from November 4, 2003 to December 31, 2003 are summarized below:

Balance at November 4, 2003	$2,413.9
Foreign currency translation	86.2
Balance at December 31, 2003	$2,500.1

The Company will evaluate goodwill for impairment in the fourth quarter of each year and whenever a triggering event occurs.

8.    Other Intangible Assets

The Predecessor's intangible assets at December 31, 2002 are summarized as follows:

	Gross Amount	Accumulated Amortization	Net
Customer relationships	$1,483.2	$(160.6)	$1,322.6
Patents and developed technology	411.1	(45.6)	365.5
Trademarks and trade names	518.5	(55.6)	462.9
Other	26.5	(12.6)	13.9
	$2,439.3	$(274.4)	$2,164.9

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

8.    Other Intangible Assets (continued)

The Company's intangible assets at December 31, 2003 are summarized as follows:

	Gross Amount	Accumulated Amortization	Net
Intangible assets subject to amortization:
Customer relationships	$494.4	$(13.9)	$480.5
Patents and developed technology	100.1	(1.7)	98.4
Intangibles not subject to amortization:
Trademarks and trade names	830.0	—	830.0
	$1,424.5	$(15.6)	$1,408.9

Estimated annual amortization expense for the years ending December 31, 2004 through December 31, 2008 is as follows:

Year ending December 31
2004	$83.4
2005	71.9
2006	62.1
2007	53.9
2008	50.3

9.    Contribution Agreement With Profit-Sharing Trust and Reimbursement Agreement with Suez

The Predecessor previously had an Employee Stock Ownership Plan (ESOP), which gave most U.S. employees an additional opportunity to share in the ownership of the Predecessor's stock. Preferred shares were allocated to eligible employees based on a percentage of pretax earnings.

At the inception of the ESOP, the Predecessor and a trustee entered into a trust agreement, constituting the ESOP Trust, to fund benefits under the Predecessor's ESOP. As part of its acquisition of Nalco Chemical Company in November 1999, Suez purchased from the trustee all of the issued and outstanding Series B ESOP Convertible Preferred Stock at a price of $1,060 per share. The trustee credited proceeds from the sale of allocated shares to participants' accounts. Under the terms of an agreement (the Contribution Agreement), the Predecessor and the ESOP trustee agreed that the trustee would use proceeds from the sale of shares held in the loan suspense account to repay the outstanding principal and accrued interest on the ESOP loans. It was also agreed that all proceeds remaining after the repayment of the loans and accrued interest would be allocated to participants' accounts. In return, the Predecessor agreed to make contributions to the Profit Sharing, Investment and Pay Deferral Plan Trust (the Trust) on or before December 31, 2010, having a present value equal to $124.6 million, the outstanding principal and accrued interest paid on the ESOP loans. The plan was amended effective January 1, 2003 to also permit matching contributions under the Company's 401(k) plan to count as contributions to the Trust. The Contribution Agreement provides for specified minimum annual contributions to be made to the Trust, with interest accruing on the outstanding contribution balance at an annual rate of 8.5% compounded monthly. The contribution commitment becomes due and payable in its entirety if one or more events that are specified in the Contribution Agreement occur. The Predecessor, upon the acquisition by Suez, recorded a liability of $139.1 million for this contribution commitment, representing the present value of the total expected contributions to the Trust, with a corresponding deferred employee profit sharing asset.

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements  (continued)
(Dollars in Millions, Except Per Share Amounts)

9.    Contribution Agreement With Profit-Sharing Trust and Reimbursement Agreement with Suez (continued)

Contributions to the Trust and expenses recorded related to the Contribution Agreement are as follows:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003

Contributions to the Trust	$13.0	$11.8	$24.0	$—
Expense recorded:
Amortization of unearned employee profit sharing	$2.3	$2.9	$13.8	$2.8
Accretion of obligation to Trust	9.6	9.2	6.2	1.2
Total included in operating expenses	$11.9	$12.1	$20.0	$4.0

Pursuant to the Stock Purchase Agreement, the Company and Suez entered into an agreement (the Reimbursement Agreement) on November 4, 2003, whereby Suez shall reimburse the Company for all contributions the Company makes to the Trust in order to satisfy its obligations under the Contribution Agreement. As part of the allocation of the Acquisition purchase price, the Company recorded a receivable from Suez of $112.7 million, equivalent to the Company's recorded liability to the Trust.

On November 4, 2003, the Company entered into a sublease agreement with Leo Holding Company (Leo), a subsidiary of Suez, whereby the Company subleases its corporate headquarters and research facility from Leo (see Note 14). Under the terms of the Reimbursement Agreement, if the Company fails to pay when due any sublease rent (as defined in the sublease agreement), Suez shall have the right to reduce its reimbursement obligations to the Company pursuant to the Reimbursement Agreement by an amount equal to such shortfall.

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

10.    Property, Plant, and Equipment

Property, plant, and equipment (including major improvements) are recorded at cost. Depreciation of buildings and equipment is calculated over their estimated useful lives generally using the straight-line method.

The estimated useful lives of the major classes of depreciable assets are as follows: buildings 33 to 40 years; software 5 to 10 years; equipment 3 to 15 years.

Software includes costs of computer software developed or obtained for internal use. The Company's U.S. management information system, which was implemented in 1999, is being depreciated over ten years, and other computer software costs are depreciated over five years.

The Company has engaged independent appraisers to assist in determining the fair values of property, plant and equipment and has received preliminary values from the appraisers, which have been included in the table below. The Company depreciated the acquired assets based on the preliminary fair values and the remaining useful lives.

Property, plant, and equipment consist of the following:

	Predecessor December 31, 2002	Successor December 31, 2003

Land	$78.5	$69.0
Buildings	219.1	164.9
Software	102.0	71.4
Equipment	723.4	583.2
	1,123.0	888.5
Accumulated depreciation	(299.8)	(22.9)
Property, plant, and equipment, net	$823.2	$865.6

11.    Income Tax

The benefit (provision) for income taxes was calculated based upon the following components of earnings (loss) before income taxes:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
United States	$(109.2)	$100.3	$(233.1)	$(33.0)
Non-United States	26.8	136.6	147.8	$0.5
Earnings (loss) before income taxes	$(82.4)	$236.9	$(85.3)	$(32.5)

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

11.    Income Tax (continued)

The components of the income tax benefit (provision) are as follows:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Current:
United States	$(34.8)	$(71.3)	$(23.1)	$0.3
State and local	(1.9)	(10.0)	(6.4)	(1.4)
Non-United States	(37.4)	(54.0)	(56.3)	(9.0)
Total current	(74.1)	(135.3)	(85.8)	(10.1)

Deferred:
United States	66.9	22.8	16.1	11.8
State and local	3.4	4.8	3.0	(1.0)
Non-United States	5.6	2.5	(2.0)	7.6
Total deferred	75.9	30.1	17.1	18.4
Income tax benefit (provision)	$1.8	$(105.2)	$(68.7)	$8.3

Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement basis and the tax basis of assets and liabilities using enacted statutory tax rates applicable to future years. Net deferred income tax assets (liabilities) are as follows:

	Predecessor December 31, 2002	Successor December 31, 2003

Retirement benefits	$100.4	$50.2
Pension	—	124.8
United States net operating loss carryforwards	8.3	18.1
Non-United States net operating loss carryforwards	34.2	28.8
Leveraged lease investments	32.6	—
Accruals	34.4	32.4
Other deferred tax assets	37.3	36.7
Total deferred tax assets	247.2	291.0
Valuation allowance	(30.3)	(35.6)
Net deferred tax assets	$216.9	$255.4
Property	$(80.2)	$(67.4)
Software amortization	(11.8)	(17.5)
Intangible assets	(977.1)	(681.3)
Leveraged lease investments	—	(22.2)
Pension	(34.0)	—
Profit Sharing Reimbursement Agreement	—	(42.8)
Other deferred tax liabilities	(42.5)	(15.4)
Total deferred tax liabilities	(1,145.6)	(846.6)
Net deferred tax assets	216.9	255.4
Total deferred income taxes	$(928.7)	$(591.2)

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

11.    Income Tax (continued)

These deferred tax assets and liabilities are classified in the balance sheets based on the balance sheet classification of the related assets and liabilities.

Pursuant to the Stock Purchase Agreement, Suez has provided an indemnity for certain contingent taxes that relate to periods prior to November 4, 2003.

Management believes it is more likely than not that current and long-term deferred tax assets, with the exception of certain net operating loss carryforwards, will be realized through the reduction of future taxable income. Significant factors considered by management in this determination include the historical operating results of the Company and the expectation of future earnings, including anticipated reversals of future taxable temporary differences. Valuation allowances were established for deferred tax assets related to all of the net operating loss carryforwards for which utilization is uncertain.

The effective rate of the provision for income taxes differs from the United States statutory tax rate due to the following items:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
United States statutory tax rate	$28.8	$(82.9)	$29.9	$11.4
State income taxes, net of federal benefits	1.0	(1.2)	(3.9)	(0.4)
Foreign tax rate differentials	(3.6)	1.0	0.7	(1.6)
Non-deductible goodwill impairment	—	—	(85.5)	—
Non-deductible goodwill amortization	(15.1)	—	—	—
In-process research and development	(0.5)	—	—	—
Undomestication of Japan subsidiary	—	(6.2)	—	—
U.S. tax on repatriated earnings	—	—	(5.9)	—
U.S. tax on subsidiary integration	—	(8.1)	—	—
U.S. tax on subsidiary disposition	—	—	(5.2)	—
Prior year adjustments	—	(5.9)	(1.3)	0.1
Valuation allowance	(5.6)	(1.2)	3.0	(0.5)
Nondeductible items	(3.7)	(9.5)	(2.2)	(0.7)
Other	0.5	8.8	1.7	—
Income tax benefit (provision)	$1.8	$(105.2)	$(68.7)	$8.3

No provision has been made for United States or non-United States income taxes related to approximately $355.0 million of undistributed earnings of non-United States subsidiaries at December 31, 2003, as the Company considers these earnings to be permanently reinvested. It was not practicable to estimate the additional income taxes and applicable withholding that would be payable on the remittance of such undistributed earnings.

The Predecessor made income tax payments of $33.4 million, net of tax refunds of $1.0 million during the year ended December 31, 2001. During the year ended December 31, 2002, the Predecessor made income tax payments of $40.0 million, net of tax refunds of $0.1 million. The Predecessor made income tax payments of $43.0 million net of tax refunds of $4.2 million during the period from January 1, 2003 through November 3, 2003. Through November 3, 2003, a portion of Nalco's United States operations were conducted as part of a United States consolidated tax group that generated tax

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

11.    Income Tax (continued)

losses. Without the losses generated by other members of the group, the Predecessor would have made additional income tax payments of approximately $8.3 million, $84.0 million and $51.2 million during the year ended December 31, 2001, the year ended December 31, 2002, and the period from January 1, 2003 through November 3, 2003, respectively.

12.    Debt

Debt consists of the following:

	Predecessor December 31, 2002	Successor December 31, 2003
Short-term
Checks outstanding and bank overdrafts	$29.9	$19.5
Notes payable to banks	62.6	1.5
Current maturities of long-term debt	21.7	29.2
Notes payable to affiliated companies	—	1.7
Notes payable to related parties	473.7	—
	$587.9	$51.9
Long-term
Revolving credit facility	$—	$15.0
Term loan A, due November 2009	—	311.2
Term loan B, due November 2010	—	1,300.0
Senior notes, due November 2011	—	917.7
Senior subordinated notes, due November 2013	—	717.7
Unsecured notes, due May 2008	27.8	27.8
Other	32.2	2.6
	60.0	3,292.0
Less: Current portion	21.7	29.2
	$38.3	$3,262.8

The weighted-average interest rate on short-term debt was 3.8% at December 31, 2002 and December 31, 2003.

In connection with the Acquisition, Nalco Company (Nalco), a wholly owned indirect subsidiary of Nalco Finance Holdings LLC, issued senior notes and senior subordinated notes in a private offering and entered into senior secured credit facilities.

On November 4, 2003, Nalco issued senior notes and senior subordinated notes (Notes). The senior notes were issued in the principal amount of $665.0 million and €200.0 million and bear interest at 7.75%. The senior subordinated notes were issued in the principal amount of $465.0 million and €200.0 million and bear interest at 8.875% and 9.0%, respectively. Interest is payable semiannually on May 15 and November 15. Additional interest is payable in certain circumstances if Nalco does not consummate an exchange offer or shelf registration for the Notes within 300 days following the issuance of the Notes. The Notes do not have required principal payments prior to maturity. Nalco Finance Holdings LLC's and Nalco's direct and indirect domestic subsidiaries that guarantee its obligations under the senior credit facilities guarantee the Notes.

At its option, Nalco may redeem some or all of the senior notes and senior subordinated notes, beginning November 15, 2007 and November 15, 2008, respectively, at the redemption prices set forth

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

12.    Debt (continued)

below (expressed as percentages of principal amount), plus accrued interest, if any, if redeemed during the twelve-month period commencing on November 15 of the years set forth below:

Senior notes		Senior subordinated notes
Period	Redemption Price	Period	U.S. dollar Redemption Price	Euro Redemption Price
2007	103.875%	2008	104.438%	104.500%
2008	101.938%	2009	102.958%	103.000%
2009 and thereafter	100.000%	2010	101.479%	101.500%
		2011 and thereafter	100.000%	100.000%

Nalco may redeem some or all of the senior notes and senior subordinated notes, prior to November 15, 2007 and November 15, 2008, respectively, at a price equal to the principal amount of the notes, plus a specified "make-whole" premium. In addition, on or prior to November 15, 2006, Nalco may redeem up to 35% of each of the senior notes and senior subordinated notes with the proceeds of certain equity offerings.

The senior secured credit facilities consist of a revolving credit facility and various term loan facilities that are unconditionally guaranteed by Nalco Holdings LLC, Nalco, and certain domestic subsidiaries of Nalco Holdings LLC (collectively, the Guarantors). The repayment of these facilities is secured by substantially all the assets of the Guarantors, including, but not limited to, a pledge of their capital stock and 65 percent of the capital stock of each non-U.S. subsidiary owned by the Guarantors. The revolving credit facility, which expires in November 2009, provides for borrowings up to $250 million, a portion of which is available to the Company's non-U.S. subsidiary borrowers in euros, through a syndicate of lenders. The revolving credit facility also includes borrowing capacity available for letters of credit. The facility bears interest at a rate equal to an applicable margin plus, at the Company's option, either (a) a base rate determined by reference to the greater of (1) the prime rate, (2) the three-month certificate of deposit rate plus 0.5%, and (3) the federal funds rate plus 0.5% or (b) LIBOR or EURIBOR plus an applicable margin ranging from 1.0% to 2.5%, depending on the type of borrowing and the leverage ratio of the Company, as defined in the credit agreement. Interest is generally due quarterly in arrears, and is also due upon expiration of any particular loan. In addition, there is an annual loan commitment fee of 0.5% on the unused portion of the revolving credit facility. The Company is also required to pay a participation fee in respect of the undrawn portion of the letters of credit, at a rate per annum equal to LIBOR or EURIBOR plus an applicable margin, a fronting fee at a rate of 0.25% per annum of the daily average amount, as well as customary letter of credit fees. As of December 31, 2003, the Company had $29.9 million in outstanding letters of credit, none of which had been drawn against.

The term loans consist of a term loan A facility of $200.0 million and €88.0 million and a term loan B facility of $1,300.0 million. The term loans bear interest at the same rates as the revolving credit facility.

At December 31, 2003, the Company had $1,626.2 million outstanding under the senior secured credit facilities with a weighted-average interest rate of 3.74%. The amounts outstanding, as well as the base rates and margins, at December 31, 2003, were as follows:

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

12.    Debt (continued)

	Amount	Base Rate	Margin
Revolving credit facility	$15.0	1.17%	2.50%
Term loan A (U.S. dollar)	$200.0	1.17%	2.50%
Term loan A (euro)	€ 88.0	2.16%	2.50%
Term loan B	$1,300.0	1.17%	2.50%

The $27.8 million of unsecured notes bear interest at 6.25% with interest payments due on May 15 and November 15. The $2.6 million in other long-term debt at December 31, 2003 was borrowed by various foreign subsidiaries at interest rates ranging from 1.0% to 10.5% and is due at various dates.

The senior secured credit facilities, senior notes, and senior subordinated notes contain a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of the Company to sell assets; incur additional indebtedness or issue preferred stock; repay other indebtedness; pay dividends or repurchase stock; create liens on assets; make investments, loans or advances; make acquisitions, mergers or consolidations; enter into sale and leaseback transactions; engage in certain transactions with affiliates; amend certain material agreements governing our indebtedness; change the business of the Company; and enter into hedging contracts. In addition, the Company must maintain financial covenants including a maximum total leverage ratio, minimum interest coverage ratio, and maximum capital expenditure limitation. As of December 31, 2003, the Company was in compliance with all of these covenants.

The following table presents the projected annual maturities of long-term debt for years after 2003:

2004	$29.2
2005	44.9
2006	60.3
2007	75.6
2008	118.7
Thereafter	2,963.3
$3,292.0

13.    Leases

The Company leases administrative, research, manufacturing, and warehouse facilities and data processing and other equipment under non-cancelable leases that expire at various dates through 2027. Rent expense totaled $21.4 million, $25.1 million, $23.8 million, and $9.2 million for the years ended December 31, 2001 and December 31, 2002, the period from January 1, 2003 through November 3, 2003, and the period from November 4, 2003 through December 31, 2003, respectively.

Future minimum rental payments for operating leases related to facilities, with initial or remaining terms greater than one year, are as follows:

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

13.    Leases (continued)

Year ending December 31
2004	$14.8
2005	12.2
2006	11.3
2007	10.3
2008	9.4
Thereafter	212.0
$270.0

14.    Sale-Leaseback Transaction

In December 2002, the Predecessor entered into an agreement whereby it sold and leased back its corporate headquarters and research facility in Naperville, IL. As a result of the sale, the Predecessor received proceeds of $144.8 million, net of $5.2 million of transaction costs. The related lease was for an initial term of 25 years, and required the Predecessor to make total minimum payments of $264.2 million over the initial lease term. The lease agreement provided for two fixed rate renewal periods of 5 years each and two fair value renewal periods of 5 years each.

The Predecessor's payment obligations, along with certain other items under the lease agreement, were fully guaranteed by Suez. Because of the guarantee, the Predecessor was precluded from accounting for this transaction as a sale and leaseback of the property and instead accounted for it as a financing, with an effective interest rate of 5.5%. The Predecessor provided a cross guarantee to Suez of any payments made by Suez under its guarantee.

Under the terms of an agreement executed November 4, 2003 between the Company and Leo Holding Company (Leo), a subsidiary of Suez, the Company assigned its rights and obligations under the lease agreement to Leo. Simultaneously, Suez was released from its guarantee, and the Company and Leo entered into an agreement whereby the Company subleases its corporate headquarters and research facility from Leo. The terms of the sublease agreement are generally identical to those of the lease agreement that was assigned to Leo. As a result of these transactions, the leased property, the remaining obligation under the lease assigned to Leo, and the related deferred income taxes were removed from the Company's balance sheet as part of the allocation of the Acquisition purchase price. The Company accounts for the sublease as an operating lease.

On November 4, 2003, the Company entered into a Reimbursement Agreement with Suez whereby Suez shall reimburse the Company for all contributions the Company makes to the Profit Sharing, Investment and Pay Deferral Plan Trust. (See Note 9.) Under the terms of the sublease agreement, if Suez fails to pay any of the payments required to be made under the Reimbursement Agreement, the Company shall have the right to set off such overdue amounts against the rent due under the sublease agreement.

15.    Pension and Other Postretirement Benefit Plans

The Company has several noncontributory, defined benefit pension plans covering most employees in the U.S. and those with certain foreign subsidiaries. The principal domestic plan represents approximately 63% of the benefit obligation and 61% of the total market value of plan assets at December 31, 2003. The Company also provides a supplementary, nonqualified, unfunded plan for U.S. employees whose pension benefits exceed ERISA limitations. In addition, the Company has defined benefit postretirement plans that provide medical, dental, and life insurance benefits for substantially all U.S. retirees and eligible dependents. In conjunction with the Acquisition, the Company assumed these plans from the Predecessor without amendment. The Company retains the

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

15.    Pension and Other Postretirement Benefit Plans (continued)

right to change or terminate these benefits, and several amendments were made in 2002 to the principal domestic pension plan and the defined benefit postretirement medical and dental plans.

In conjunction with its plans to optimize manufacturing operations in North America and to reduce costs and improve efficiency throughout the organization, the Predecessor offered pension and other retiree welfare benefit enhancements to certain employee groups affected by the plans. These enhancements resulted in net pension settlement charges, special termination benefits and curtailment gains totaling $5.1 million for the year ended December 31, 2001. The enhancements also resulted in special termination charges and curtailment losses totaling $2.1 million during the year ended December 31, 2001, for postretirement benefits other than pensions.

At the end of 2002, the domestic pension plan was amended such that beginning January 2003, pension benefits no longer accrue for those participants in the pension plan hired or rehired after October 1999 and for those participants hired before November 1999, but with less than five years of vesting service at the end of 2002. However, these participants will continue to earn vesting service. These plan amendments resulted in a curtailment credit of $7.8 million in 2002. For those participants hired before November 1999 and with more than five years of vesting service, the pension plan was amended to reduce future benefit accruals and to increase the reduction factors for early retirement.

Also during 2002, eligibility for participation in the defined benefit postretirement medical and dental plans was changed from age 55 with at least ten years of service to age 55 with at least ten years of service after age 45, resulting in a curtailment credit of approximately $29.4 million. Also, employees with less than five years of service at the end of 2003 will only be provided access to coverage at retirement; the Company will not contribute to the cost of the coverage. This amendment resulted in an additional curtailment credit of $12.2 million. The plans were also amended such that retirees and their dependents will be required to pay 50% of plan costs in 2005 and beyond.

A December 31 measurement date is used for the defined benefit plans for pension and other postretirement benefits.

The following tables detail the changes in the funded status of defined benefit pension and other postretirement benefit plans and set forth amounts recognized and not recognized in the balance sheets:

	Pension Benefits
	Predecessor Year ended December 31, 2002	Predecessor January 1, 2003 through November 3, 2003	Successor November 4, 2003 through December 31, 2003
Change in benefit obligation
Benefit obligation at beginning of period	$519.7	$609.2	$711.4
Service cost	31.2	19.9	4.6
Interest cost	35.5	31.1	6.6
Participant contributions	1.7	1.8	0.3
Plan amendments	(7.8)	—	—
Actuarial (gain) loss	65.0	94.0	(4.0)
Benefits paid	(54.8)	(61.9)	(32.3)
Acquisitions	0.6	—	—
Special termination benefits	—	1.1	1.6
Curtailments	(3.8)	(2.8)	(0.2)
Other	—	4.6	—
Foreign currency exchange rate changes	21.9	14.4	18.2
Benefit obligation at end of period	$609.2	$711.4	$706.2

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

15.    Pension and Other Postretirement Benefit Plans (continued)

	Pension Benefits
	Predecessor Year ended December 31, 2002	Predecessor January 1, 2003 through November 3, 2003	Successor November 4, 2003 through December 31, 2003
Change in plan assets
Fair value of plan assets at beginning of period	$313.3	$342.6	$342.4
Actual return on plan assets	(30.8)	34.9	13.2
Employer contributions	100.9	17.6	13.6
Participant contributions	1.7	1.8	0.3
Benefits paid	(54.8)	(61.9)	(32.3)
Foreign currency exchange rate changes	12.3	7.4	9.4
Fair value of plan assets at end of period	$342.6	$342.4	$346.6
Funded status	$(266.6)		$(359.6)
Unrecognized net actuarial (gain) loss	290.9		(13.3)
Unrecognized prior service costs	(24.9)		—
Unrecognized net transition asset	(0.8)		—
Net amount recognized	$(1.4)		$(372.9)

	Other Postretirement Benefits
	Predecessor Year ended December 31, 2002	Predecessor January 1, 2003 through November 3, 2003	Successor November 4, 2003 through December 31, 2003
Change in benefit obligation
Benefit obligation at beginning of period	$170.0	$150.2	$165.9
Service cost	4.4	4.3	1.0
Interest cost	10.6	7.6	1.6
Participant contributions	1.7	2.2	0.3
Plan amendments	(56.6)	—	—
Actuarial loss	31.1	11.5	—
Benefits paid	(11.0)	(9.9)	(2.2)
Benefit obligation at end of period	$150.2	$165.9	$166.6
Change in plan assets
Fair value of plan assets at beginning of period	$—	$—	$—
Employer contributions	9.3	7.7	1.9
Participant contributions	1.7	2.2	0.3
Benefits paid	(11.0)	(9.9)	(2.2)
Fair value of plan assets at end of period	$—	$—	$—
Funded status	$(150.2)		$(166.6)
Unrecognized net actuarial loss	96.5		—
Unrecognized prior service costs	(51.4)		—
Net amount recognized	$(105.1)		$(166.6)

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

15.    Pension and Other Postretirement Benefit Plans (continued)

Amounts recognized in the balance sheets consist of:

	Pension Benefits		Other Postretirement Benefits
	Predecessor December 31, 2002	Successor December 31, 2003	Predecessor December 31, 2002	Successor December 31, 2003
Other assets	$1.7	$1.2	$—	$—
Accrued expenses	—	—	(7.3)	(9.3)
Accrued pension/postretirement benefits	(123.6)	(374.1)	(97.8)	(157.3)
Accumulated other comprehensive income	120.5	—	—	—
Net amount recognized	$(1.4)	$(372.9)	$(105.1)	$(166.6)

The accumulated benefit obligation for all defined benefit pension plans was $457.8 million and $545.0 million at December 31, 2002 and 2003, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for all defined benefit pension plans with accumulated benefit obligations in excess of plan assets as of the end of 2002 and 2003 were as follows:

	Predecessor 2002	Successor 2003
Projected benefit obligation	$603.0	$697.7
Accumulated benefit obligation	454.8	539.5
Fair value of plan assets	335.7	336.7

Net pension and other postretirement benefit expense for all defined benefit plans was comprised of:

	Pension Benefits
	Predecessor Year ended December 31, 2001	Predecessor Year ended December 31, 2002	Predecessor January 1, 2003 through November 3, 2003	Successor November 4, 2003 through December 31, 2003
Service cost	$28.9	$31.2	$19.9	$4.6
Interest cost	36.3	35.5	31.1	6.6
Expected return on plan assets	(38.2)	(37.3)	(27.1)	(4.5)
Amortization of prior service cost	(0.9)	(3.2)	(2.0)	—
Amortization of net transition asset	(0.1)	(0.1)	(0.1)	—
Recognized net actuarial loss	0.3	7.4	12.4	—
Special termination benefits	5.5	—	1.1	—
Settlement charge	0.3	1.8	5.9	0.1
Curtailment	(0.7)	(7.8)	2.0	(0.2)
Net benefit expense	$31.4	$27.5	$43.2	$6.6

	Other Postretirement Benefits
	Predecessor Year ended December 31, 2001	Predecessor Year ended December 31, 2002	Predecessor January 1, 2003 through November 3, 2003	Successor November 4, 2003 through December 31, 2003
Service cost	$5.2	$4.4	$4.3	$1.0
Interest cost	12.7	10.6	7.6	1.6

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

15.    Pension and Other Postretirement Benefit Plans (continued)

	Other Postretirement Benefits
	Predecessor Year ended December 31, 2001	Predecessor Year ended December 31, 2002	Predecessor January 1, 2003 through November 3, 2003	Successor November 4, 2003 through December 31, 2003
Amortization of prior service cost	1.0	(8.2)	(8.4)	—
Recognized net actuarial loss	0.2	4.4	6.0	—
Special termination benefits	1.3	—	—	—
Curtailment	0.8	(41.6)	—	—
Net benefit expense (credit)	$21.2	$(30.4)	$9.5	$2.6

The weighted-average assumptions used for the U.S. defined benefit plans as of the end of the last two years were as follows:

	Pension Benefits		Other Postretirement Benefits
	Predecessor 2002	Successor 2003	Predecessor 2002	Successor 2003
Discount rates	6.75%	6.00%	6.75%	6.00%
Rates of increase in compensation levels	4.19%	4.19%	4.12%	4.12%

The weighted-average assumptions used for the foreign defined benefit pension plans as of the end of the last two years were as follows:

	Predecessor 2002	Successor 2003
Discount rates	5.74%	5.43%
Rates on increase in compensation levels	3.40%	3.35%

The weighted-average assumptions used to determine net pension and other postretirement benefit expense for the U.S. defined benefit plans were as follows:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Discount rates	7.75%	7.25%	6.75%	6.00%
Rates of increase in compensation levels
Pension benefits	4.18%	4.19%	4.19%	4.19%
Other postretirement benefits	4.18%	4.12%	4.12%	4.12%
Expected long-term return on plan assets	10.00%	10.00%	9.00%	8.50%

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

15.    Pension and Other Postretirement Benefit Plans (continued)

The weighted-average assumptions used to determine net pension expense for the foreign defined benefit pension plans were as follows:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Discount rates	6.09%	5.72%	5.74%	5.43%
Rates of increase in compensation levels	4.06%	3.31%	3.40%	3.71%
Expected long-term return on plan assets	8.20%	7.60%	7.75%	7.97%

The assets in the Company's principal domestic pension plan are invested to obtain a reasonable long-term rate of return at an acceptable level of investment risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. Investment risk is measured and monitored on an ongoing basis through periodic investment portfolio reviews, liability measurements and asset/liability studies.

The assets in the principal domestic pension plan are diversified across equity and fixed income investments. The investment portfolio has target allocations of approximately 64% equity and 36% fixed income. Other assets such as real estate, hedge funds and private equity may be used judiciously to enhance portfolio returns and diversification. For the fiscal years ended December 31, 2002 and December 31, 2003, the plan had an immaterial amount of assets invested in these alternative investment classes.

The expected long-term rate of return is established using historical market data for each asset class as well as the target allocation. Historical markets are analyzed and long-term historical relationships between equity and fixed income investments are preserved consistent with the widely accepted capital market principle that assets with higher volatility will generate a greater return over the long run. Active management is employed in most asset classes, which also contributes to the return assumption. The total weighted-average return on each asset class supports the Company's long-term expected rate of return assumption.

The percentages of each major class of plan assets held by the Company's principal domestic defined benefit pension plan as of the end of the last two years and target allocations were as follows:

	Actual		Target Allocations
	Predecessor 2002	Successor 2003	Predecessor 2002	Successor 2003
Equity securities	65.7%	65.7%	65.0%	64.3%
Fixed income securities	34.6	34.2	35.0	35.7
Cash	(0.3)	0.1	—	—
	100.0%	100.0%	100.0%	100.0%

The Company has assumed a health care cost trend rate of 10% for 2004, decreasing ratably to 5% in 2009 and thereafter. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

15.    Pension and Other Postretirement Benefit Plans (continued)

	One-Percentage-Point Increase
	Predecessor January 1, 2003 through November 3, 2003	Successor November 4, 2003 through December 31, 2003
Increase in total of service and interest cost components	$1.7	$0.4
Increase in postretirement benefit obligation	$17.8	$17.9

	One-Percentage-Point Decrease
	Predecessor January 1, 2003 through November 3, 2003	Successor November 4, 2003 through December 31, 2003
Decrease in total of service and interest cost components	$(1.5)	$(0.3)
Decrease in postretirement benefit obligation	$(16.1)	$(16.2)

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act expands Medicare, primarily adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. Although the Company anticipates that the benefits it pays after 2006 will be lower as a result of the new Medicare provisions, the reported accumulated benefit obligation and expense for other postretirement benefits do not reflect the impact of this legislation. Deferring the recognition of the impact of the Act's new Medicare provisions is permitted by Financial Accounting Standards Board Staff Position 106-1 due to open questions about some of the new Medicare provisions and the fact that specific authoritative accounting guidance is pending. That guidance, when issued, could require the Company to change previously reported information.

The Company does not expect to contribute to its principal domestic pension plan in 2004. Contributions to the supplementary, nonqualified pension plan and the other defined postretirement benefit plans will equal benefits paid less any participant contributions.

16.    Capital Accounts

The capital structure of the Company consists of one class of limited liability company interests represented by Units, which are identical with each other in every respect. The Company is authorized to issue 999 Units, of which 100 Units are issued and outstanding at December 31, 2003. Nalco Investment Holdings LLC is the sole member of the Company and owns all outstanding Units as a result of its $1,001.9 million capital contribution to the Company on November 4, 2003.

On January 14, 2004, Nalco Investment Holdings LLC contributed its 100-percent interest in Nalco Holdings LLC in exchange for a 100-percent interest in a newly formed company, Nalco Finance Holdings LLC. As of that date, Nalco Finance Holdings LLC became the Parent Company of Nalco Holdings LLC.

Shareholders' equity of the Predecessor at December 31, 2002 included 75 shares of Series A Voting Preferred Stock (Preferred Stock), $1.00 par value, authorized and issued by ONC, which were owned by Leo.

The Preferred Stock of ONC had a fixed annual dividend rate of $1,580,000 per share and was cumulative from and including the date of issuance, up to and including the date of liquidation, dissolution, or winding up of ONC. The dividends on the Preferred Stock were payable in cash on

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

16.    Capital Accounts (continued)

November 15 of each year. The Preferred Stock was redeemable, in whole or in part, at the option of ONC at any time after July 31, 2020, at a cash redemption price of $20.0 million per share plus any accrued dividends.

The Predecessor's common stock at December 31, 2002 was comprised of:

Entity Name	Authorized	Issued	Outstanding	Par Value
Ondeo Nalco (Shanghai) Trading Co., Ltd.	200,000	200,000	200,000	$1.00
Ondeo Nalco Belgium NV/SA	59,990	59,990	59,990	29.86
Ondeo Nalco France	2,000,000	2,000,000	2,000,000	20.97
Nalco Dutch Holdings B.V.	1,000	215	215	104.87
Wyss Wassertechnik AG	100	100	100	772.05
Nalco Portuguesa (Quimica Industrial) Ltd.
Class A	2	2	2	70,659.01
Class B	1	1	1	94,156.08
Calgon Europe Limited (UK)	65,780	65,780	65,780	1.61
Aquazur Ltd.	102	102	102	1.61
Ondeo Nalco Company	625	625	625	0.01

17.    Financial Instruments and Risk Management

The Company and its Predecessor have used derivatives to fix the cost of issuing debt and to manage well-defined interest rate and foreign exchange exposures. For derivative instruments not designated as hedging instruments, the unrealized gain or loss is recognized in other income (expense) in current earnings during the period of change.

Notional Amount and Credit Exposures of Derivatives

The notional amounts of derivatives discussed below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives, which relate primarily to interest rates and foreign exchange rates.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings.

Interest Rate Risk Management

Interest rate swap agreements were used by the Predecessor to reduce the potential impact of increases in interest rates on floating rate debt. During 2001, the Predecessor entered into an interest rate swap agreement with a former related party. This interest rate swap was designated as a hedge of future cash flows related to certain variable interest rate borrowings. Changes in fair value of the interest rate swap were recognized in other comprehensive income and subsequently reclassified into interest expense as payments became due and the swap approached maturity.

At December 31, 2002, the fair value of the interest rate swap was $15.3 million and was included in other liabilities in the accompanying balance sheet. The amount of net loss recorded in accumulated other comprehensive income was $9.2 million at December 31, 2002.

During the third quarter of 2003, it became probable that the future interest payments hedged by the swap would not be made because it was expected that the related debt would be repaid immediately

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

17.    Financial Instruments and Risk Management (continued)

before the sale of the Predecessor during the fourth quarter of 2003. As a result, the Predecessor discontinued accounting for the swap as a hedge, and a $10.9 million pretax loss reported in accumulated other comprehensive income was reclassified to earnings during the third quarter 2003. The swap was terminated in October 2003, ultimately resulting in a pretax loss of $10.4 million that was reported in other income (expense) for the period January 1, 2003 through November 3, 2003.

Foreign Exchange Risk Management

The Company and its Predecessor have used various types of foreign exchange contracts, including currency swaps and forward exchange contracts, to manage foreign exchange risk. In addition, the Company uses certain foreign currency debt as a hedge of the foreign currency exposure of a portion of its net investment in foreign operations.

Upon issuance, the Company designated the €200.0 million senior notes, the €200.0 million senior subordinated notes, and the €88.0 million term loan as a hedge of its net investment in subsidiary companies whose assets, liabilities, and operations are measured using the euro as their functional currency. Because of the high degree of effectiveness between the hedging instruments and the exposure being hedged, fluctuations in the value of the euro-denominated debt due to exchange rate changes are offset by changes in the net investment. Accordingly, changes in the value of the euro-denominated debt are recognized in foreign currency translation adjustment, a component of accumulated other comprehensive income, to offset changes in the value of the Company's net investment in subsidiary companies whose financial statements are measured using the euro as their functional currency.

The Company formally assesses, on a quarterly basis, whether the euro-denominated debt is effective at offsetting changes in the value of the underlying exposure. For the period from November 4, 2003 through December 31, 2003, the Company recorded a $47.4 million non-cash pretax loss in the accumulated foreign currency translation adjustment account related to this hedge. No hedge ineffectiveness was recorded in income.

The Company's forward exchange contracts at December 31, 2003 were designated as cash flow hedges of the variability of the cash flows from certain intercompany foreign currency loans due to changes in foreign exchange rates. The fair value of these contracts was a liability of $0.5 million at December 31, 2003, and there was no net gain or loss attributable to foreign exchange contracts in accumulated other comprehensive income at December 31, 2003.

In October 2003, the Predecessor terminated three currency swap agreements when the intercompany foreign currency loans they were hedging were settled. The gain on the termination of the swaps was not material.

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

18.    Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair values of financial instruments:

Cash and cash equivalents, notes receivable from related parties, and short-term debt

The carrying amount approximates fair value because of the short-term maturities of such instruments.

Long-term debt

The carrying value of the Company's senior notes and senior subordinated notes outstanding is considered to approximate fair value due to the proximity of their date of issuance to December 31, 2003. The carrying value of amounts outstanding under the Company's senior secured credit facilities is considered to approximate fair value because interest accrues at rates which fluctuate with interest rate trends. The carrying value of other long-term debt outstanding, other than the 6.25% fixed rate unsecured notes, also approximates fair value due to the variable nature of their interest rates.

The fair value of the 6.25% fixed rate unsecured notes was based on the quoted market price for similar debt instruments.

Derivatives

The fair value of derivatives, including currency swaps, foreign currency forward exchange contracts, and interest rate swaps, was estimated based on current settlement prices and quoted market prices of comparable contracts and represents their carrying values.

The following table presents the carrying amounts and fair values of financial instruments as of the end of the last two years:

	Predecessor 2002		Successor 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$120.5	$120.5	$100.0	$100.0
Notes receivable from related parties	98.8	98.8	—	—
Currency swap agreements	6.6	6.6	—	—
Option agreement	1.6	1.6	—	—
Liabilities
Short-term debt	587.9	587.9	51.9	51.9
Long-term debt	38.3	41.0	3,262.8	3,265.6
Forward exchange contracts	0.8	0.8	0.5	0.5
Interest rate swap agreement	15.3	15.3	—	—

19.    Business Optimization Expenses

After its acquisition by Suez in November 1999, Nalco Chemical Company began to integrate its global operations with those of two other businesses owned by Suez: Aquazur and Calgon Corporation. Suez acquired Calgon in July 1999, which, along with the acquisition of Nalco Chemical Company, was part of a strategic plan by Suez to provide its global customers with integrated services in the water, energy and waste sectors. The integration of Suez' Aquazur operations with those of Nalco Chemical Company and Calgon was also part of this strategic plan. This integration entailed the combination and realignment of the manufacturing, selling, research and administrative support functions of the three businesses to achieve optimum efficiencies and synergies. Charges incurred consisted of consulting and other outside services, certain severance expenses, retention payments, training, travel, advertising, the integration of data processing and information systems and facility closure costs. Activities related to the integration were completed at the end of 2002.

In March 2001, the Predecessor announced a plan to optimize its manufacturing operations in North America. Among the more significant actions taken as a result of this plan, the Predecessor shifted a

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

19.    Business Optimization Expenses (Continued)

significant amount of production from its Clearing plant in Chicago, Illinois to its Garyville, Louisiana and Elwood City, Pennsylvania plants. It also closed plants in Bayport, Texas; Greer, South Carolina; Jonesboro, Georgia; and Paulsboro, New Jersey. Nearly 170 positions were eliminated as a result of these actions. Charges incurred as a result of implementing this plan totaled $75.5 million during 2001, which included $49.4 million for asset write-offs and provisions for asset impairments and $26.1 million for severance and other costs. Except for selling the properties that were closed, the plan to optimize North American manufacturing operations was completed as of the end of 2001.

The Predecessor implemented a plan during 2001 to reduce costs and improve efficiency throughout the organization and as a result, about 200 positions were eliminated. Expenses incurred during 2002 primarily consisted of severance and outside consulting costs.

As a result of acquiring Exxon's interest in the Nalco/Exxon Energy Chemicals, L.P. (Nalco/Exxon) joint venture in 2001, the Predecessor incurred costs related to integrating the operations of the joint venture with those of the Predecessor. Certain costs totaling $6.0 million, which were related to the integration, including severance, employee relocations, and assets impairments, were accrued as a liability on the date of acquisition.

During 2002, the Predecessor began a program to realign its support for the petroleum, petrochemical, pulp, and paper industries to provide one-stop process improvement and water treatment sales and service to these key customers. As a result, the Predecessor and the Company incurred expenses during 2002 and 2003, which consisted primarily of severance, outplacement, and employee relocations, for about 100 personnel.

The Predecessor also incurred consulting and other expenses that were charged to business optimization expenses during 2002 and 2003.

Business optimization expenses were comprised of the following:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Integration-Nalco Chemical Company, Aquazur and Calgon	$62.0	$5.6	$—	$—
North American manufacturing process optimization	75.5	—	—	—
2001 cost reduction and efficiency improvement	33.0	10.6	—	—
2002 business realignment	—	8.9	18.8	0.8
Nalco/Exxon integration	1.8	7.7	1.5	—
	$172.3	$32.8	$20.3	$0.8

As of December 31, 2002, the Predecessor had $4.0 million of business optimization expense liabilities which were recorded in accrued expenses. All Predecessor business optimization plans were completed as of December 31, 2003.

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

20.    Summary of Other Income (Expense)

The components of other income (expense), net in the statement of operations include the following:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Gain (loss) on sale of business	$1.3	$12.4	$(5.2)	$—
Suez management fees	(2.5)	(3.1)	(2.9)	—
Sponsor monitoring fees	—	—	—	(1.8)
Franchise taxes	(5.6)	(4.4)	(0.3)	(0.5)
Equity in earnings of unconsolidated subsidiaries	2.8	3.6	2.0	0.4
Foreign currency exchange adjustments	(0.5)	0.8	3.0	(0.9)
Swap settlement	—	—	(10.4)	—
Other income (expense), net	(10.6)	(8.6)	(5.5)	(0.7)
	$(15.1)	$0.7	$(19.3)	$(3.5)

21.    Related Party Transactions

As part of the Acquisition, the Company executed a Transaction Fee Agreement whereby the Company agreed to pay affiliates of the Sponsors for the financial and structural analysis, due diligence investigations, other advice and negotiation assistance necessary in order to enable the Acquisition to be consummated. Pursuant to this agreement, the Company paid affiliates of the Sponsors a transaction fee of $75.0 million. The Company also reimbursed affiliates of the Sponsors $1.1 million for miscellaneous expenses incurred in connection with the Acquisition. The transaction fee and expense reimbursement have been capitalized and included as part of the purchase price.

On November 4, 2003, the Company entered into a Monitoring Fee Agreement with affiliates of the Sponsors for monitoring, advisory and consulting services in relation to the affairs of the Company, including debt and equity offerings, relationships with bankers and lenders, corporate strategy, acquisitions and dispositions, and other matters as may be requested. The Company has agreed to pay an annual monitoring fee of at least $10.0 million for these services. The fee may be increased depending on the Company's earnings. During the period from November 4, 2003 through December 31, 2003, the Company paid $1.8 million for these services.

The Predecessor provided certain manufacturing and selling services to other subsidiaries of Suez. Amounts earned by the Predecessor for the year ended December 31, 2001, the year ended December 31, 2002 and for the period from January 1, 2003 through November 3, 2003 were $0.8 million, $1.4 million and $0.3 million, respectively. In addition, the Predecessor paid Suez management fees of $2.5 million, $3.1 million and $2.9 million for the year ended December 31, 2001, the year ended December 31, 2002 and for the period from January 1, 2003 through November 3, 2003, respectively.

The Predecessor lent funds to various other subsidiaries of Suez. Interest earned from related companies was $2.9 million, $2.4 million and $1.0 million for the year ended December 31, 2001, the year ended December 31, 2002 and for the period from January 1, 2003 through November 3, 2003, respectively. Total notes receivable from related companies at December 31, 2002 was $101.6 million, of which $98.8 million was classified as a current asset.

The Predecessor also borrowed funds from other subsidiaries of Suez. Interest expense to related companies was $29.6 million, $24.9 million, and $13.5 million for the year ended December 31, 2001,

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

21.    Related Party Transactions (continued)

the year ended December 31, 2002 and for the period from January 1, 2003 through November 3, 2003, respectively. Total notes payable and interest payable to related companies at December 31, 2002 was $473.7 million and $0.8 million, respectively.

The Predecessor was a counterparty to an interest rate swap agreement with a subsidiary of Suez. The swap was terminated in October 2003, resulting in a pretax charge of $10.4 million.

The amount receivable by the Predecessor from related companies for manufacturing services, technical support, interest earned, and other miscellaneous charges was $0.7 million at December 31, 2002.

Certain excess cash amounts and tax payments of Leo, ONC's 100-percent shareholder, were loaned to ONC as available. At December 31, 2002, the total amount payable to Leo was $145.3 million.

22.    Segment Information

The Company provides integrated water treatment and process improvement services for industrial and institutional applications, using technologically advanced solutions, combining chemical products and equipment, and consistent, reliable on-site service and expertise. These solutions and services enable the Company's customers to improve production yields, lower manufacturing costs, extend asset lives and maintain environmental standards at costs that represent a small share of their overall production expense.

The Company is organized based on the end markets it serves or the geographic location of the customer. The organization is comprised of the following reportable segments:

Industrial and Institutional Services — This segment serves the water treatment and process chemical needs of the industrial, institutional, and municipal markets in all regions of the world other than the Pacific region, although the mining industry is served globally.

Energy Services — This segment serves the process chemicals and water treatment needs of the global petroleum and petrochemical industries in both upstream and downstream applications.

Paper Services — This segment serves the process chemicals and water treatment needs of the pulp and paper industry in all regions of the world other than the Pacific region.

Other — This segment serves the water treatment and process chemical needs of all industries in the Pacific region, other than mining, petroleum and petrochemicals. It also includes alternative channels to market, supply chain activities, and certain other operating expenses not allocated to a segment.

The accounting policies of the segments are the same as those described in Note 3. The Company evaluates the performance of its segments based on "direct contribution", which is defined as net sales, less cost of products sold (excluding variances to standard costs), selling expenses, marketing expenses and research expenses directly attributable to each segment. There are no intersegment revenues.

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

22.    Segment Information (continued)

Net sales by reportable segment were as follows:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Industrial and Institutional Services	$1,085.7	$1,121.3	$982.5	$203.5
Energy Services	704.9	702.1	613.2	126.5
Paper Services	558.8	544.4	467.9	93.9
Other	270.3	276.5	242.9	36.2
	$2,619.7	$2,644.3	$2,306.5	$460.1

The following table presents direct contribution by reportable segment and reconciles the total segment direct contribution to earnings (loss) before income taxes:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
Segment direct contribution
Industrial and Institutional Services	$214.2	$280.1	$261.9	$49.4
Energy Services	157.8	171.1	141.2	25.0
Paper Services	138.4	139.1	114.8	22.3
Other	(17.5)	(46.9)	(56.9)	(26.6)
Total segment direct contribution	492.9	543.4	461.0	70.1
Income (expenses) not allocated to segments
Administrative expenses	(179.7)	(154.5)	(167.8)	(33.9)
Amortization of intangible assets	(171.3)	(89.2)	(68.9)	(15.4)
Impairment of goodwill	—	—	(244.4)	—
In-process research and development	(1.3)	—	—	—
Business optimization expenses	(172.3)	(32.8)	(20.3)	(0.8)
Operating earnings (loss)	(31.7)	266.9	(40.4)	20.0
Other income (expense), net	(15.1)	0.7	(19.3)	(3.5)
Interest income	8.8	7.8	7.1	0.6
Interest expense	(44.4)	(38.5)	(32.7)	(49.6)
Earnings (loss) before income taxes	$(82.4)	$236.9	$(85.3)	$(32.5)

The Company has a single supply chain organization that serves all the reportable segments. As such, asset and capital expenditure information by reportable segment has not been reported and is not available, since the Company does not produce such information internally. In addition, although depreciation expense is a component of each reportable segment's direct contribution, it is not discretely identifiable.

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

22.    Segment Information (continued)

Net sales by geographic region were as follows:

	Predecessor			Successor
	Year ended December 31, 2001	Year ended December 31, 2002	January 1, 2003 through November 3, 2003	November 4, 2003 through December 31, 2003
United States	$1,447.4	$1,369.2	$1,110.6	$212.0
Other countries	1,172.3	1,275.1	1,195.9	248.1
	$2,619.7	$2,644.3	$2,306.5	$460.1

Long-lived assets by geographic region were as follows:

	Predecessor	Successor
	December 31, 2002	December 31, 2003
United States	$5,024.4	$3,185.2
Other countries	530.5	2,003.0
	$5,554.9	$5,188.2

Net sales by geographic area were determined based on origin of sale. Geographic data on long-lived assets is based on physical location of those assets. There were no sales from a single foreign country that were material to the combined net sales of the Company.

23.    Contingencies and Litigation

The Company has been named as a potentially responsible party (PRP) by the Environmental Protection Agency or state enforcement agencies at three waste sites where some financial contribution is or may be required.

These agencies have also identified many other parties who may be responsible for cleanup costs at the waste disposal sites. The Company's financial contribution to remediate these sites is expected to be minor. There has been no significant financial impact on the Company up to the present, nor is it anticipated that there will be in the future, as a result of these matters. The Company has made and will continue to make provisions for these costs if the Company's liability becomes probable and when costs can be reasonably estimated. The Company's undiscounted reserves for the maximum amount of known environmental cleanup costs were $2.3 million at December 31, 2003.

These environmental reserves represent management's current estimate of its proportional cleanup costs and are based upon negotiation and agreement with enforcement agencies, its previous experience with respect to cleanup activities, a detailed review by the Company of known conditions, and information about other PRPs. They are not reduced by any possible recoveries from insurance companies or other PRPs not specifically identified. Although management cannot determine whether or not a material effect on future operations is reasonably likely to occur, given the evolving nature of environmental regulations, it believes that the recorded reserve levels are appropriate estimates of the potential liability. Although settlement will require future cash outlays, it is not expected that such outlays will materially impact the Company's liquidity position. The Company's 2003 expenditures relating to environmental compliance and cleanup activities were not significant.

The Company has received subpoenas from the U.S. Department of Justice for documents and testimony relating to its storage of hazardous materials at its plant in Garyville, Louisiana. No charges or indictments have been filed, but the outcome of this investigation is unknown to the Company.

Effective January 1, 2003, the Predecessor adopted SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting requirements for retirement obligations associated

Nalco Finance Holdings LLC and Subsidiaries
Notes to Combined and Consolidated Financial Statements   (continued)
(Dollars in Millions, Except Per Share Amounts)

23.    Contingencies and Litigation (continued)

with tangible long-lived assets. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. Changes in the liability due to the passage of time are recognized as an operating expense, and the capitalized cost is depreciated over the useful life of the related asset. Adoption of SFAS No. 143 had no impact on the Predecessor's financial position, results of operations, or cash flows. No asset retirement obligations were recorded at December 31, 2003, since information concerning potential settlement dates of any obligations is unknown.

In the ordinary course of its business, the Company is also a party to a number of lawsuits and is subject to various claims relating to its business, trademarks, employee matters, and chemical related expenses, the outcome of which, in the opinion of management, should not have a material effect on the consolidated financial position of the Company. The Company maintains accruals and/or has insurance in those instances where there is reason to believe that significant costs might be incurred.

24.    Subsequent Event

On January 21, 2004, Nalco Finance Holdings LLC and its 100% owned subsidiary, Nalco Finance Holdings Inc. (together, the Issuers), issued $694.0 million aggregate principal amount at maturity of 9.0% senior discount notes due 2014. Prior to February 1, 2009, interest will accrue on the senior discount notes in the form of an increase in the accreted value of such notes. Thereafter, cash interest on the senior discount notes will accrue and be payable semiannually in arrears on February 1 and August 1 of each year, commencing on August 1, 2009, at a rate of 9.0% per annum. The accreted value of each note will increase from the date of issuance until February 1, 2009 at a rate of 9.0% per annum, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on February 1, 2009.

The Issuers do not generate any revenue, and Nalco Finance Holdings Inc. was incorporated solely to accommodate the issuance of the notes by Nalco Finance Holdings LLC. All of the Issuers' consolidated assets are owned, and all of the Issuers' consolidated net sales are earned, by their direct and indirect subsidiaries. As of December 31, 2003, the Issuers' subsidiaries had $1,069.0 million of restricted net assets.

The terms of Nalco Company's senior credit agreement fully prohibit Nalco Holdings LLC and its subsidiaries from paying dividends or otherwise transferring their assets to the Issuers. Further, the terms of the indentures governing the existing senior notes and senior subordinated notes of Nalco Company significantly restrict Nalco Company and the Issuers' other subsidiaries from paying dividends or otherwise transferring assets to the Issuers. The ability of Nalco Company to make such payments is governed by a formula based on its consolidated net income, as well as meeting certain other conditions. Notwithstanding such restrictions, such indentures permit an aggregate of $50.0 million of such payments to be made whether or not there is availability under the formula or the conditions to its use are met. The Issuers' subsidiaries will be permitted under the terms of the senior credit facilities and other indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to the Issuers.

Net proceeds received from issuance of the senior discount notes were $449.9 million, and included a $4.1 million premium that will be amortized over the term of the notes. Nalco Finance Holdings LLC used the net proceeds to make a return of capital distribution of approximately $446.9 million to its parent, Nalco Investment Holdings LLC, and to pay fees of $1.2 million that were incurred to issue the notes.

Nalco Finance Holdings LLC and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in Millions)

	December 31, 2003	June 30, 2004
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$100.0	$98.9
Accounts receivable, less allowances of $21.0 in 2003 and $21.9 in 2004	482.9	498.3
Inventories:
Finished products	233.6	222.7
Materials and work in process	61.5	55.4
	295.1	278.1
Prepaid expenses, taxes and other current assets	97.6	93.2
Total current assets	975.6	968.5

Property, plant, and equipment, net	865.6	831.5
Intangible assets:
Goodwill	2,500.1	2,305.5
Other intangibles, net	1,408.9	1,353.5
Other assets	413.6	395.8
Total assets	$6,163.8	$5,854.8

Liabilities and unitholder's equity
Current liabilities:
Accounts payable	$155.9	$187.7
Short-term debt	51.9	17.5
Other current liabilities	321.0	292.7
Total current liabilities	528.8	497.9

Other liabilities:
Long-term debt	3,262.8	3,616.5
Deferred income taxes	624.0	588.2
Accrued pension benefits	374.1	391.6
Other liabilities	293.5	303.3

Minority interest	11.6	12.3
Unitholder's equity	1,069.0	445.0
Total liabilities and unitholder's equity	$6,163.8	$5,854.8

See accompanying notes to condensed consolidated and combined financial statements.

Nalco Finance Holdings LLC and Subsidiaries
Condensed Consolidated and Combined Statements of Operations (Unaudited)
(Dollars in Millions)

	Predecessor	Successor	Predecessor	Successor
	Three Months ended June 30, 2003	Three Months ended June 30, 2004	Six Months ended June 30, 2003	Six Months ended June 30, 2004

Net sales	$694.5	$740.4	$1,352.7	$1,453.7
Operating costs and expenses:
Cost of product sold	(331.2)	(365.5)	(654.9)	(733.7)
Selling, administrative, and research expenses	(269.5)	(268.3)	(531.1)	(527.8)
Impairment of goodwill	(244.4)	—	(244.4)	—
Amortization of intangible assets	(21.0)	(24.9)	(41.3)	(49.1)
In-process research and development	—	—	—	(122.3)
Business optimization expenses	(7.2)	—	(9.7)	—
	(873.3)	(658.7)	(1,481.4)	(1,432.9)

Operating earnings (loss)	(178.8)	81.7	(128.7)	20.8

Other income (expense), net	0.3	(1.8)	(0.2)	(5.3)
Interest income	1.2	2.7	4.3	5.4
Interest expense	(9.2)	(62.7)	(19.5)	(123.7)

Earnings (loss) before income taxes	(186.5)	19.9	(144.1)	(102.8)

Income tax provision	(24.0)	(16.6)	(40.6)	(19.6)

Minority interests	(1.6)	(0.9)	(3.0)	(1.9)
Net income (loss)	$(212.1)	$2.4	$(187.7)	$(124.3)

See accompanying notes to condensed consolidated and combined financial statements.

Nalco Finance Holdings LLC and Subsidiaries
Condensed Consolidated and Combined Statements of Cash Flows (Unaudited)
(Dollars in Millions)

	Predecessor	Successor
	Six Months ended June 30, 2003	Six Months ended June 30, 2004
Operating activities
Net loss	$(187.7)	$(124.3)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	60.7	56.9
Amortization	41.3	49.1
Impairment of goodwill	244.4	—
In-process research and development	—	122.3
Amortization of deferred financing costs and accretion of senior discount notes	—	23.3
Other, net	9.2	0.4
Changes in operating assets and liabilities	(38.3)	(2.3)
Net cash provided by operating activities	129.6	125.4

Investing activities
Purchase price adjustment on acquisition of Ondeo Nalco Group	—	25.6
Additions to property, plant, and equipment, net	(40.4)	(34.9)
Business purchases/sales, net	(15.0)	—
Other investing activities	(24.5)	(0.4)
Net cash used for investing activities	(79.9)	(9.7)

Financing activities
Changes in short-term debt, net	(48.8)	(33.5)
Proceeds from long-term debt	0.9	542.9
Repayments of long-term debt	(1.7)	(184.0)
Capital contributions	31.4	9.8
Capital distributions	—	(446.9)
Other	—	(2.0)
Net cash used for financing activities	(18.2)	(113.7)
Effect of exchange rate changes on cash and cash equivalents	7.7	(3.1)
Increase (decrease) in cash and cash equivalents	39.2	(1.1)
Cash and cash equivalents at beginning of period	120.5	100.0
Cash and cash equivalents at end of period	$159.7	$98.9

See accompanying notes to condensed consolidated and combined financial statements.

Nalco Finance Holdings LLC and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements
(Unaudited)
(Dollars in Millions)

June 30, 2004

1.    Description of Business and Change in Ownership

Description of Business

Nalco Finance Holdings LLC and subsidiaries (the Company or Successor) is engaged in the worldwide manufacture and sale of highly specialized service chemical programs. This includes production and service related to the sale and application of chemicals and technology used in water treatment, pollution control, energy conservation, oil production and refining, steelmaking, papermaking, mining, and other industrial processes.

Change in Ownership

On November 4, 2003, Nalco Holdings LLC, a newly-formed entity controlled by affiliates of The Blackstone Group, L.P., Apollo Management, L.P., and The Goldman Sachs Group, Inc. (collectively, the Sponsors), pursuant to a Stock Purchase Agreement (as amended, the "Stock Purchase Agreement") with Suez S.A. (Suez or Seller) and certain of its affiliates acquired the net assets of Ondeo Nalco Group (as defined in Note 2 below) for $4,127.1 million including direct costs of the acquisition of $125.6 million, excluding assumed debt of $30.2 million, and subject to certain closing and post-closing adjustments (the Acquisition).

Nalco Holdings LLC was capitalized by equity investments totaling $991.9 million from the Sponsors and $10.0 million from Dr. William H. Joyce, the Chairman and Chief Executive Officer of Nalco Finance Holdings LLC. The equity investments were made to Nalco Investment Holdings LLC, which, in turn, contributed $1,001.9 million to Nalco Holdings LLC and was its parent company until January 14, 2004.

On January 14, 2004, Nalco Investment Holdings LLC contributed its 100% interest in Nalco Holdings LLC, in exchange for a 100% interest in a newly formed entity, Nalco Finance Holdings LLC. As of that date, Nalco Finance Holdings LLC became the parent company and Nalco Investment Holdings LLC became the indirect parent company of Nalco Holdings LLC. Subsequent to that date, the Sponsors and Dr. Joyce engaged in a series of transactions that ultimately resulted in a newly formed entity, Nalco LLC, becoming the direct parent company of another newly formed entity, Nalco Investment Holdings II Corp., which in turn, became the direct parent company of Nalco Investment Holdings LLC.

Funding for the Acquisition included the equity investments and the issuance of senior notes and senior subordinated notes (the Notes) in a private offering, and new revolving credit and term loan facilities by the Company, through its 100% owned subsidiary, Nalco Company.

The Stock Purchase Agreement provided for certain adjustments of the purchase price, including adjustments based on the closing working capital and indebtedness (as both are defined in the Stock Purchase Agreement) of the Predecessor at the date of the Acquisition. On March 25, 2004, the Company and Suez agreed to a $25.6 million working capital adjustment payable to the Company plus interest. This adjustment was not reflected in the consolidated financial statements as of December 31, 2003. The Company recorded the purchase price adjustment in 2004 by decreasing goodwill.

2.    Basis of Presentation

These consolidated and combined financial statements should be read in conjunction with the consolidated financial statements of the Successor as of December 31, 2003 and for the period from November 4, 2003 to December 31, 2003, the combined financial statements of the Predecessor as of

Nalco Finance Holdings LLC and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

2.    Basis of Presentation  (continued)

December 31, 2002 and 2001 and for each of the two years in the period ended December 31, 2002 and the combined financial statements of the Predecessor for the period from January 1, 2003 to November 3, 2003.

Predecessor - The accompanying combined financial statements of the Predecessor prior to the Acquisition include the consolidated financial statements of Ondeo Nalco Company and subsidiaries (ONC) and the combined financial statements of certain subsidiaries of Nalco International SAS (NIS) plus Calgon Europe Limited (UK), owned by Degremont (a former related party). The combined financial statements of NIS subsidiaries are a combination of the consolidated financial statements of Ondeo Nalco France, the consolidated financial statements of Aquazur Ltd., and the consolidated financial statements of Nalco Dutch Holdings B.V., Ondeo Nalco Belgium NV/SA, Wyss Wassertechnik AG, Ondeo Nalco (Shanghai) Trading Co., Ltd., and Nalco Portuguesa (Quimica Industrial) Ltd. Ondeo Industrial Solutions North America, a subsidiary of ONC, has been excluded from the Predecessor, as it was not acquired by the Company.

Successor - The accompanying consolidated financial statements include the accounts of Nalco Finance Holdings LLC and subsidiaries (collectively, the Company) subsequent to the Acquisition.

As entities under common control, the contribution of Nalco Holdings LLC to Nalco Finance Holdings LLC was accounted for in a manner similar to a pooling of interests. Therefore, the results for the quarter and six months ended June 30, 2004 include the consolidated results of Nalco Finance Holdings LLC and subsidiaries for periods subsequent to January 14, 2004 (date of inception) and the consolidated results of Nalco Holdings LLC and subsidiaries for periods prior to January 14, 2004.

The accompanying unaudited consolidated financial statements of the Successor and unaudited combined financial statements of the Predecessor have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. Management believes these financial statements include all normal recurring adjustments considered necessary for a fair presentation of the financial position and results of operations of the Company. Operating results for the three months and six months ended June 30, 2004 are not necessarily indicative of results that may be expected for the year ended December 31, 2004.

Certain reclassifications have been made to the prior year data to conform to the current year presentation which had no effect on net income reported for any period.

The consolidated financial statements of the Successor as of and for the three months and six months ended June 30, 2004 reflect the Acquisition under the purchase method of accounting, in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations.

The following unaudited pro forma financial data summarizes the results of operations for the three months and six months ended June 30, 2003 as if the Acquisition had occurred as of the beginning of that period.

Pro forma adjustments include adjustments for (1) purchase accounting, including, (i) the elimination of inventory write-up recorded as a result of the Acquisition, (ii) adjustments to depreciation and amortization to reflect the fair value of property, plant and equipment and identified intangible assets (with finite lives), (iii) elimination of the pension and other postretirement benefit amortization of unrecognized actuarial losses, prior service costs and transition obligations and assets losses, and (2) adjustments for items directly related to the transaction, including (i) rent expense that we would have incurred had the sublease of our Naperville, Illinois headquarters and research facility been in place,

Nalco Finance Holdings LLC and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

2.    Basis of Presentation  (continued)

(ii) elimination of management fees that Suez and its affiliates charged to the Company for general corporate overhead and of charges to Suez and its affiliates for tax planning and compliance and treasury administration provided by the Company in North America, (iii) adjustments to interest expense to reflect the Company's new capital structure, and (iv) corresponding adjustments to income tax expense.

These pro forma amounts are not necessarily indicative of the results that would have been attained if the Acquisition had occurred at the beginning of each period presented or that may be attained in the future.

	Predecessor (unaudited)
	Three Months ended June 30, 2003	Six Months ended June 30, 2003
Net sales	$694.5	$1,352.7
Operating loss	(179.0)	(131.5)
Net loss	(246.6)	(256.7)

The Company has not finalized the allocation of the purchase price as of June 30, 2004. The Company has preliminarily allocated the purchase price on the basis of its current estimate of the fair value of the underlying assets acquired and liabilities assumed as follows:

As of November 4, 2003
Current assets:
Cash and cash equivalents	$24.3
Trade accounts receivable	476.5
Inventories	316.5
Other current assets	98.0
Goodwill	2,273.1
Intangible assets	1,410.0
Purchased in-process research and development	122.3
Other noncurrent assets	366.3
Property, plant and equipment	852.7
Total assets acquired	5,939.7

Current liabilities:
Accounts payable	138.7
Accrued expenses	252.4
Other current liabilities	74.9
Long-term debt	30.2
Deferred income taxes	657.9
Accrued pension and other postretirement benefits	539.9
Other noncurrent liabilities	144.2
Total liabilities assumed	1,838.2
Net assets acquired	$4,101.5

Cash and cash equivalents, trade accounts receivable, other current assets, accounts payable, accrued expenses and other current liabilities were stated at historical carrying values, given the short-term nature of these assets and liabilities. Inventory and long-term debt outstanding as of the effective date

Nalco Finance Holdings LLC and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

2.    Basis of Presentation  (continued)

of the Acquisition have been recorded based on management's judgments and estimates. The Company's projected pension and other postretirement benefit obligations and assets have been reflected in the allocation of purchase price at the projected benefit obligation less plan assets at fair market value, based on management's computations which included valuations performed by independent actuaries engaged by the Company. Deferred income taxes have been provided in the consolidated balance sheet based on the Company's preliminary estimates of the tax versus book basis of the assets acquired and liabilities assumed, as adjusted to estimated fair values. Valuation allowances were established for deferred tax assets related to all of the net operating loss carryforwards for which utilization is uncertain.

The Company engaged independent appraisers to assist in determining the fair values of property, plant and equipment and intangible assets acquired, including purchased in-process research and development (IPR&D), trade names, trademarks, developed technology and customer relationships. The Company has received preliminary values from the appraisers, which have been included in the above table, however, the final appraisals are not yet complete. Thus, the Company has not yet completed its allocation of purchase price and may make further adjustments to the preliminary allocations in subsequent periods. The Company expects to receive final valuations from the independent appraisers in the second half of 2004 and complete its purchase accounting by the fourth quarter of 2004.

The Company recorded a one-time charge for purchased IPR&D expenses of $122.3 million during the six months ended June 30, 2004. The value of purchased IPR&D was comprised of five ongoing development projects at the date of the Acquisition. Purchased IPR&D was derived by assigning values to those projects identified by management as having economic value, but that had not yet reached technological feasibility and had no alternative future use. These products had not been released to the market as of the date of the Acquisition, but the features and functionality of the products had been defined.

During the six months ended June 30, 2004, the Company reduced by $0.2 million the estimated fair value of property, plant and equipment to reflect the most recent updated valuation provided by its independent appraisers.

Trademarks and trade names have been preliminarily valued based on the relief of royalty approach. This method allocates value based on what the Company would be willing to pay as a royalty to a third-party owner of the trademark or trade name in order to exploit the economic benefits. Trademarks and trade names that have been valued under this approach have a preliminary value of $830.0 million with an estimated indefinite life.

Patents and developed technology have been preliminarily valued based on the relief of royalty approach. This method allocates value based on what the Company would be willing to pay as a royalty to a third-party owner of the patent or technology in order to exploit the economic benefits. The technologies that have been valued under this approach have a preliminary value of $100.0 million with an estimated weighted average useful life of 10 years.

Customer relationships have been preliminarily valued using an income approach after considering a fair return on fixed assets, working capital, patents, trade names, trademarks, technology, and assembled workforce. A preliminary value of $480.0 million has been assigned to customer relationships. As of December 31, 2003, an estimated useful life of 10 years had been used based on preliminary information obtained from our independent appraisers. In the six months ended June 30, 2004, we obtained updated information from our independent appraisers and revised the estimated useful life of customer relationships to 16 years.

Nalco Finance Holdings LLC and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

2.    Basis of Presentation  (continued)

Based on the preliminary estimates, approximately $3.4 billion of goodwill and other intangible assets will not be deductible for income tax purposes. The primary reasons for the Acquisition and the primary factors that contributed to a purchase price that resulted in recognition of goodwill include:

•	The Company's leading market position as a global provider of integrated water treatment and process improvement services, chemicals and equipment programs for industrial and institutional applications offers a competitive advantage in competing for new customers;

•	The Company being one of only a small number of companies that can provide turnkey water management solutions on a global basis (130 countries across six continents) offers a competitive advantage in meeting the global needs of multinational customers and mitigates the potential impact of volatility in any individual country or region;

•	The diverse customer base and industries served minimizes the potential impact of volatility from any one customer or industry.

Other considerations affecting the value of goodwill include:

•	The potential for improved earnings and cash flow gained from operating as a stand-alone company with focused management effort and more efficient resource management and from the ability of the assembled work force to drive significant annual cost reductions in the administrative and overhead functions;

•	The historical heavy investment in recruiting and continuously training more than 5,000 sales professionals and engineers;

•	The ability of the assembled workforce to develop future innovative technologies and products, as has been done in the past through a focused commitment to technology, research and development;

•	The application of purchase accounting, particularly for such items as pension and other post-retirement benefits for which significant reserve balances were recorded with no corresponding significant short-term cash outflows.

In conjunction with the Acquisition, the Company is in the process of formulating a plan to exit or restructure certain activities. The Company has not completed this analysis, but has recorded initial liabilities of $31.6 million, primarily for employee severance and related costs in connection with the Company's preliminary plan to exit or restructure certain activities. As of June 30, 2004, $23.1 million has been charged against this accrual. The Company expects that these initial activities will be completed by the end of 2004. The Company also expects to finalize any further plans to exit or restructure activities by the end of the third quarter 2004, at which time it may record additional liabilities related to additional exit and restructuring activities.

The consolidated statement of operations for the six months ended June 30, 2004 includes an additional $14.5 million in cost of products sold representing the sale of inventory that had been revalued at selling price less costs to sell in purchase accounting.

3.    Trade Accounts Receivable Securitization

In June 2004, the Company entered into a three-year accounts receivable securitization facility with a commercial paper conduit sponsored by one of the lenders under the Company's senior credit facilities. The facility provides up to $100 million in funding, based on availability of eligible trade accounts receivable and other customary factors.

In connection with the facility, the Company established a bankruptcy-remote, wholly owned, special purpose limited liability company (the "Transferor"), into which Nalco Company and one of its

Nalco Finance Holdings LLC and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

3.    Trade Accounts Receivable Securitization (continued)

domestic subsidiaries (the "Sellers") transfer all eligible trade accounts receivable (the "Receivables"). Pursuant to a Receivables Transfer Agreement, the Transferor then transfers an undivided interest in the Receivables to the commercial paper conduit or the related bank sponsor (the "Transferees") in exchange for cash.

The financing fee charged by the Transferees under the facility is based on the amount funded and the conduit's cost of funds for issuing commercial paper plus a margin that varies based on the leverage ratio as calculated under the Company's senior credit facilities. A commitment fee that varies based on the same ratio and the unused portion of the facility is also charged by the conduit. Under the facility, Nalco Company services, administers and collects the Receivables, for which it receives a monthly servicing fee of 1% per annum of the average daily outstanding balance of Receivables.

Availability of funding under the facility depends primarily upon the outstanding Receivables balance from time to time. The facility may be terminated for, among other reasons, material breaches of representations and warranties, bankruptcies of the Sellers or the Transferor, a judgment or order for the payment of money is rendered against the Transferor, cross-defaults to the Company's other debt, or breach of specified financial covenants. The Company is currently in compliance with these covenants.

The facility is accounted for as a secured borrowing, resulting in the funding and related Receivables being shown as liabilities and assets, respectively, on the Company's consolidated balance sheet and the costs associated with the facility being recorded as interest expense. At June 30, 2004, the Company had outstanding borrowings of $92.0 million under the facility, which the Company had used to repay term loans under the senior credit facilities.

4.    Goodwill and Other Intangible Assets

The changes in goodwill for the period were as follows:

Balance as of December 31, 2003	$2,500.1
Adjustment to record purchased IPR&D expense	(122.3)
Adjustment of Ondeo Nalco Group purchase price	(25.6)
Revised fair value of property, plant and equipment, after tax	(0.7)
Adjustment to fair value of other long term assets, after tax	1.3
Adjustment to accrued liabilities, after tax	6.5
Effect of foreign currency translation	(53.8)
Balance as of June 30, 2004	$2,305.5

The following table reflects intangible assets and related amortization information:

	As of December 31, 2003		As of June 30, 2004
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Intangible assets subject to amortization:
Customer relationships	$494.4	$(13.9)	$487.4	$(57.4)
Patents and developed technology	100.1	(1.7)	100.4	(6.9)
Intangible assets not subject to amortization:
Trademarks and trade names	830.0	—	830.0	—
	$1,424.5	$(15.6)	$1,417.8	$(64.3)

Nalco Finance Holdings LLC and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

5.    Debt

Debt consists of the following:

	December 31, 2003	June 30, 2004
Short-term
Checks outstanding and bank overdrafts	$19.5	$15.9
Notes payable to banks	1.5	1.0
Current maturities of long-term debt	29.2	0.6
Notes payable to affiliated companies	1.7	—
	$51.9	$17.5
Long-term
Revolving credit facility	$15.0	$—
Securitized trade accounts receivable facility	—	92.0
Term loan A, due November 2009	311.2	224.0
Term loan B, due November 2010	1,300.0	1,186.0
Senior notes, due November 2011	917.7	908.2
Senior subordinated notes, due November 2013	717.7	708.2
Unsecured notes, due May 2008	27.8	27.8
Senior discount notes due February 2014	—	467.6
Other	2.6	3.3
	3,292.0	3,617.1
Less: Current portion	29.2	0.6
	$3,262.8	$3,616.5

On January 21, 2004, Nalco Finance Holdings LLC and its 100% owned subsidiary, Nalco Finance Holdings Inc. (together, the Issuers), issued $694.0 million aggregate principal amount at maturity of 9.0% senior discount notes due 2014. Prior to February 1, 2009, interest will accrue on the senior discount notes in the form of an increase in the accreted value of such notes. Thereafter, cash interest on the senior discount notes will accrue and be payable semiannually in arrears on February 1 and August 1 of each year, commencing on August 1, 2009, at a rate of 9.0% per annum. The accreted value of each note will increase from the date of issuance until February 1, 2009 at a rate of 9.0% per annum, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on February 1, 2009. At June 30, 2004, the senior discount notes had an accreted value of approximately $668.07 per $1,000 principal amount at maturity of notes, resulting in a total accreted value of $463.6 million. The $4.0 million difference between the carrying value of the notes and the total accreted value represents a premium which is being amortized over the term of the notes.

The Issuers do not generate any revenue, and Nalco Finance Holdings Inc. was incorporated solely to accommodate the issuance of the notes by Nalco Finance Holdings LLC. All of the Issuers' consolidated assets are owned, and all of the Issuers' consolidated net sales are earned, by their direct and indirect subsidiaries. As of June 30, 2004, the Issuers' subsidiaries had $909.6 million of restricted net assets.

The terms of Nalco Company's senior credit agreement fully prohibit Nalco Holdings LLC and its subsidiaries from paying dividends or otherwise transferring their assets to the Issuers. Further, the terms of the indentures governing the senior notes and senior subordinated notes of Nalco Company significantly restrict Nalco Company and the Issuers' other subsidiaries from paying dividends or otherwise transferring assets to the Issuers. The ability of Nalco Company to make such payments is

Nalco Finance Holdings LLC and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

5.    Debt  (continued)

governed by a formula based on its consolidated net income, as well as meeting certain other conditions. Notwithstanding such restrictions, such indentures permit an aggregate of $50.0 million of such payments to be made whether or not there is availability under the formula or the conditions to its use are met. The Issuers' subsidiaries will be permitted under the terms of the senior credit facilities and other indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to the Issuers.

6.    Unitholder's Equity

Unitholder's equity consists of the following:

	December 31, 2003	June 30, 2004
Capital account	$1,001.9	$564.8
Accumulated deficit	(24.1)	(148.4)
Accumulated other comprehensive income:
Foreign currency translation adjustments	91.2	28.6
Total unitholder's equity	$1,069.0	$445.0

During the six months ended June 30, 2004, Nalco Finance Holdings LLC used the net proceeds of the issuance of the senior discount notes due 2014 to make a return of capital distribution of approximately $446.9 million to its parent, Nalco Investment Holdings LLC, which in turn made a distribution to the holders of its membership interests.

Also during the six months ended June 30, 2004, the Company received additional capital contributions of $9.8 million from its direct parent company, Nalco Investment Holdings LLC. This resulted from capital contributions received by the Company's ultimate parent company, Nalco LLC, comprised of an additional equity investment of $1.2 million by Dr. William H. Joyce and $8.6 million in proceeds from the sale of equity interests to certain officers and key employees under the Nalco LLC 2004 Unit Plan.

7.	Pension and Other Postretirement Benefit Plans

The components of net periodic pension cost and the cost of other postretirement benefits for the three months and six months ended June 30, 2003 and 2004 were as follows:

	Pension Benefits
	Predecessor	Successor	Predecessor	Successor
	Three Months ended June 30, 2003	Three Months ended June 30, 2004	Six Months ended June 30, 2003	Six Months ended June 30, 2004
Service cost	$6.3	$8.0	$12.6	$14.5
Interest cost	9.9	11.1	20.0	20.1
Expected return on plan assets	(8.5)	(7.7)	(17.8)	(13.6)
Amortization of prior service cost	(0.7)	—	(1.4)	—
Recognized net actuarial loss	4.1	—	8.1	—
Special termination benefits	—	—	0.6	—
Settlement charge	—	—	0.7	—
Curtailment	—	—	0.9	—
Net periodic cost	$11.1	$11.4	$23.7	$21.0

Nalco Finance Holdings LLC and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

7.	Pension and Other Postretirement Benefit Plans (continued)

	Other Postretirement Benefits
	Predecessor	Successor	Predecessor	Successor
	Three Months ended June 30, 2003	Three Months ended June 30, 2004	Six Months ended June 30, 2003	Six Months ended June 30, 2004
Service cost	$1.2	$1.2	$2.6	$2.9
Interest cost	2.2	1.8	4.7	4.4
Amortization of prior service cost	(2.4)	—	(5.1)	—
Recognized net actuarial loss	1.8	—	3.7	—
Net periodic cost	$2.8	$3.0	$5.9	$7.3

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act expands Medicare, primarily adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. Although the Company anticipates the benefits it pays will eventually be lower as a result of the new Medicare provisions, the reported accumulated benefit obligation and expense for other postretirement benefits included in these financial statements do not reflect the effects of the Act. Deferring the recognition of the impact of the Act's new Medicare provisions was permitted by FASB Staff Position 106-1 (FSP FAS 106-1) due to open questions about some of the new Medicare provisions and the fact that specific authoritative accounting guidance was pending. The Company is in the process of completing its evaluation of the impact of the recently issued FASB Staff Position 106-2 (FSP FAS 106-2), which supersedes FSP FAS 106-1, and will make the appropriate adjustments in subsequent periods. FSP FAS 106-2 is effective July 1, 2004 for the Company.

The Company expects to contribute approximately $4.1 million to its principal domestic pension plan during the third quarter 2004.

8.    Equity Compensation Plan

Nalco LLC, the Company's ultimate parent company, established the Nalco LLC 2004 Unit Plan (the "Plan") for purposes of (i) attracting and retaining exceptional officers and other key employees, non-employee directors and consultants of Nalco LLC and the Company and (ii) enabling such individuals to acquire an equity interest in Nalco LLC and to participate in the long-term growth and financial success of Nalco LLC and the Company.

During the second quarter 2004, Nalco LLC granted certain officers and key employees of the Company rights to purchase a designated number of one or more classes of equity interests ("Units") in Nalco LLC. Those officers and key employees who elected to purchase such Units did so at their fair value, as determined by an independent valuation advisor.

The Units subject to the Plan include Class A, Class B, Class C, and Class D Units. The Class A Units are fully vested at the time of purchase by an employee and have economic characteristics that are similar to those of shares of common stock in a private corporation. The Class B, Class C, and Class D Units are subject to vesting provisions, meaning that in order for such Units to be entitled to distributions or other benefits, an employee will have to continue to provide services for a certain period of time. However, with respect to the Class C and Class D Units, such vesting will be accelerated if the Company achieves certain performance targets. The Units also become fully vested 18 months after a change in control of the Company, subject to certain other conditions.

Though the Plan was established by the Company's ultimate parent company, the Company will account for the Plan since its economic substance is substantially the same for the Company and its

Nalco Finance Holdings LLC and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

8.    Equity Compensation Plan (continued)

employees. As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Since the price of the Units offered was their fair value, no earned or unearned compensation expense was recognized on the grant date. The grant date represents the measurement date for the Class A, Class B, and Class C Units, and these Units will be subject to "fixed" plan accounting. However, due to the vesting provisions of the Class D Units, the measurement date is not yet determined, and the Class D Units will be subject to "variable" plan accounting.

As a result of the purchase of Units under the Plan by key officers and employees, the Company received an additional contribution of capital of $8.6 million.

9.    Business Optimization Expense

During 2002, the Predecessor began a program to realign its support for the petroleum, petrochemical, pulp, and paper industries to provide one-stop process improvement and water treatment sales and service to these key customers. As a result, the Predecessor incurred expenses of $6.7 million and $8.1 million during the three months and six months ended June 30, 2003, respectively, which consisted primarily of severance, outplacement, and employee relocations. This program was completed in 2003.

As a result of acquiring Exxon's interest in the Nalco/Exxon Energy Chemicals, L.P. (Nalco/Exxon) joint venture in 2001, the Predecessor incurred costs related to integrating the operations of the joint venture with those of the Predecessor. Certain costs which were related to the integration, including severance, relocations, and asset impairments, were accrued as a liability on the date of acquisition. The Predecessor also incurred consulting and other expenses that were charged to business optimization expenses during 2003 and 2002, including $0.5 million and $1.6 million during the three months and six months ended June 30, 2003, respectively.

10.    Summary of Other Income (Expense)

The components of other income (expense), net for the three months and six months ended June 30, 2003 and 2004, include the following:

	Predecessor	Successor	Predecessor	Successor
	Three Months ended June 30, 2003	Three Months ended June 30, 2004	Six Months ended June 30, 2003	Six Months ended June 30, 2004
Gain (loss) on sale of business	$0.1	$—	$0.7	$—
Sponsor monitoring fees	—	(3.2)	—	(5.7)
Suez management fees	(0.7)	—	(1.5)	—
Franchise taxes	(1.3)	(0.7)	(2.8)	(1.5)
Equity in earnings of unconsolidated subsidiaries	0.6	0.6	1.3	1.3
Foreign currency exchange adjustments	2.0	(0.3)	3.2	(1.2)
Other	(0.4)	1.8	(1.1)	1.8
	$0.3	$(1.8)	$(0.2)	$(5.3)

11.    Income Taxes

The difference between the Predecessor's effective tax rate and the U.S. federal tax rate of 35% for the three months ended June 30, 2003 is primarily attributable to the $244.4 million nondeductible goodwill impairment charge recorded during the period.

Nalco Finance Holdings LLC and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

11.    Income Taxes  (continued)

The difference between the Company's and the Predecessor's effective tax rate and the U.S. federal tax rate of 35% for the six months ended June 30, 2004 and June 30, 2003 is primarily attributable to the nondeductible $122.3 million charge for purchased IPR&D and the $244.4 million of nondeductible goodwill impairment, respectively.

Interest expense on the senior discount notes issued by Nalco Finance Holdings LLC in January 2004 also contributed to the difference between the Company's effective tax rate and the U.S. federal tax rate of 35% for the three months and six months ended June 30, 2004. Under U.S. tax law, the deduction for this interest is passed directly to the Company's owners.

Other factors contributing to the difference in all periods presented include incremental tax costs of repatriating non-U.S. earnings, non-U.S. taxes, state taxes and other permanent differences.

12.    Comprehensive Income

Total comprehensive income and its components, net of related tax, for the three months and six months ended June 30, 2003 and 2004, are as follows:

	Predecessor	Successor	Predecessor	Successor
	Three Months ended June 30, 2003	Three Months ended June 30, 2004	Six Months ended June 30, 2003	Six Months ended June 30, 2004
Net income (loss)	$(212.1)	$2.4	$(187.7)	$(124.3)
Other comprehensive income, net of income taxes:
Gain (loss) on derivative investments	0.5	—	0.5	—
Foreign currency translation adjustments	27.5	(72.1)	37.7	(62.6)
Comprehensive loss	$(184.1)	$(69.7)	$(149.5)	$(186.9)

13.    Segment Information

The Company provides integrated water treatment and process improvement services for industrial and institutional applications, using technologically advanced solutions, combining chemical products and equipment, and consistent, reliable on-site service and expertise. These solutions and services enable the Company's customers to improve production yields, lower manufacturing costs, extend asset lives and maintain environmental standards at costs that represent a small share of their overall production expense.

The Company is organized based on the end markets it serves or the geographic location of the customer. The organization is comprised of the following reportable segments:

Industrial and Institutional Services — This segment serves the water treatment and process chemical needs of the industrial, institutional, and municipal markets in all regions of the world other than the Pacific region, although the mining industry is served globally.

Energy Services — This segment serves the process chemicals and water treatment needs of the global petroleum and petrochemical industries in both upstream and downstream applications.

Paper Services — This segment serves the process chemicals and water treatment needs of the pulp and paper industry in all regions of the world other than the Pacific region.

Nalco Finance Holdings LLC and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

13.    Segment Information  (continued)

Other — This segment serves the water treatment and process chemical needs of all industries in the Pacific region, other than mining, petroleum and petrochemicals. It also includes alternative channels to market, supply chain activities, and certain other operating expenses not allocated to a segment.

The Company evaluates the performance of its segments based on "direct contribution", which is defined as net sales, less cost of products sold (excluding variances to standard costs), selling and service expenses, marketing expenses and research expenses directly attributable to each segment. There are no intersegment revenues. Prior year data have been reclassified between segments to conform to the current year presentation.

Net sales by reportable segment were as follows:

	Predecessor	Successor	Predecessor	Successor
	Three Months ended June 30, 2003	Three Months ended June 30, 2004	Six Months ended June 30, 2003	Six Months ended June 30, 2004
Industrial and Institutional Services	$301.1	$329.3	$580.4	$637.3
Energy Services	177.7	198.2	350.3	392.1
Paper Services	140.9	147.4	277.0	295.8
Other	74.8	65.5	145.0	128.5
Net sales	$694.5	$740.4	$1,352.7	$1,453.7

The following table presents direct contribution by reportable segment and reconciles the total segment direct contribution to earnings (loss) before income taxes:

	Predecessor	Successor	Predecessor	Successor
	Three Months ended June 30, 2003	Three Months ended June 30, 2004	Six Months ended June 30, 2003	Six Months ended June 30, 2004
Segment direct contribution:
Industrial and Institutional Services	$74.9	$85.4	$138.0	$160.0
Energy Services	41.4	42.0	80.9	84.8
Paper Services	32.2	31.6	63.1	68.8
Other	(0.8)	(1.1)	(8.4)	(24.0)
Total segment direct contribution	147.7	157.9	273.6	289.6
Income (expenses) not allocated to segments:
Administrative expenses	(53.9)	(51.3)	(106.9)	(97.4)
Amortization of intangible assets	(21.0)	(24.9)	(41.3)	(49.1)
Impairment of goodwill	(244.4)	—	(244.4)	—
In-process research and development	—	—	—	(122.3)
Business optimization expenses	(7.2)	—	(9.7)	—
Operating earnings (loss)	(178.8)	81.7	(128.7)	20.8
Other income (expense), net	0.3	(1.8)	(0.2)	(5.3)
Interest income	1.2	2.7	4.3	5.4
Interest expense	(9.2)	(62.7)	(19.5)	(123.7)
Earnings (loss) before income taxes	$(186.5)	$19.9	$(144.1)	$(102.8)

Nalco Finance Holdings LLC and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

14.    Contingencies and Litigation

Various claims, lawsuits and administrative proceedings are pending or threatened against the Company and its subsidiaries, arising from the ordinary course of business with respect to commercial, intellectual property, product liability, employee and environmental matters. Historically these matters have not had a material impact on the consolidated financial position of the Company. However, we cannot predict the outcome of any litigation or the potential for future litigation.

The Company has been named as a potentially responsible party (PRP) by the Environmental Protection Agency or state enforcement agencies at three waste sites where some financial contribution is or may be required.

These agencies have also identified many other parties who may be responsible for clean up costs at the waste disposal sites. The Company's financial contribution to remediate these sites is expected to be minor. There has been no significant financial impact on the Company up to the present, nor is it anticipated that there will be in the future, as a result of these matters. The Company has made and will continue to make provisions for these costs if the Company's liability becomes probable and when costs can be reasonably estimated. The Company's undiscounted reserves for known environmental clean up costs were $2.1 million at June 30, 2004.

These environmental reserves represent management's current estimate of its proportional clean-up costs and are based upon negotiation and agreement with enforcement agencies, its previous experience with respect to clean-up activities, a detailed review by the Company of known conditions, and information about other PRPs. They are not reduced by any possible recoveries from insurance companies or other PRPs not specifically identified. Although management cannot determine whether or not a material effect on future operations is reasonably likely to occur, given the evolving nature of environmental regulations, it believes that the recorded reserve levels are appropriate estimates of the potential liability. Although settlement will require future cash outlays, it is not expected that such outlays will materially impact the Company's liquidity position. Expenditures for the three months and six months ended June 30, 2004, relating to environmental compliance and clean up activities were not significant.

We have been named as a defendant in a series of multi-party lawsuits based on claimed involvement in the supply of allegedly hazardous materials. The plaintiffs in these cases seek damages for alleged personal injury resulting from exposure to various chemicals. These matters have had a de minimis impact on our business historically and we do not anticipate these matters to present any material risk to our business in the future.

Notwithstanding, we cannot predict the outcome of any such toxic tort claims or the involvement we might have in these matters in the future.

The Company has received subpoenas from the U.S. Department of Justice for documents and testimony relating to its storage of claimed hazardous materials at its plant in Garyville, Louisiana. No charges or indictments have been filed, but the outcome of this investigation is unknown to the Company.

In the ordinary course of its business, the Company is also a party to a number of lawsuits and is subject to various claims relating to trademarks, employee matters, and chemical related expenses, the outcome of which, in the opinion of management, should not have a material effect on the consolidated financial position of the Company. However, we cannot predict the outcome of any litigation or the potential for future litigation. The Company maintains accruals and/or has insurance in those instances where there is reason to believe that significant costs might be incurred.

Nalco Finance Holdings LLC and Subsidiaries
Notes to Condensed Consolidated and Combined Financial Statements  (continued)
(Unaudited)
(Dollars in Millions)

15.    Guarantees

No significant guarantees were outstanding at June 30, 2004, other than subsidiary-related performance guarantees.

The Company had $34.7 million of letters of credit outstanding at June 30, 2004.

Nalco Finance Holdings LLC
Nalco Finance Holdings Inc.

$694,000,000 9.0% Senior Discount Notes due 2014

Until January 27, 2005 (90 days from the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.